WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 25, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


05005417

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

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The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. The Company has established a Medium Term Note Programme. On February 27, 2001, the Company issued an Offering Circular for a Euro 1.5 billion Euro Medium Term Note Programme (the "2001 Programme"). Under the 2001 Programme, the Company issued pricing supplements on (i) May 22, 2001 for a Series No. 1, Tranche No. 1 of Euro 250 million of Floating Rate Notes due 2002 and (ii) July 11, 2001 for a Series No. 2, Tranche No. 2 of Euro 300 million floating rate notes due 2004. On July 11, 2003, the Company issued an Offering Circular for a Euro 2 billion Medium Term Note Programme (the "2003 Programme"). Under the 2003 Programme, the Company issued pricing supplements on (i) July 23, 2003 for a Series No. 3, Tranche No. Euro 750 million 5% notes due January 2009, (ii) March 26, 2004 for a Series No. 4, Tranche No. 1 of Euro 650 million 5.25% notes due 2011 and (iii) July 22, 2004 for a Series No. 4, Tranche No. 2 of Euro 150 million 5.25% notes due 2011. On July 22, 2004, the Company issued an Offering Circular for a Euro 2 billion Medium Term Note Programme (the "2004 Programme"). Under the 2004 Programme, the Company issued a pricing supplement on October 20, 2004 for a Series No. 5, Tranche No. 1 of Euro 400 million floating rate notes due October 2007. Copies of the English language versions of these Offering Circulars and pricing supplement are attached as Appendix A to this letter.

2. In October 2004 ,the Company issued its Reference Document Update and 2004 Interim Report. This document was updated as of October 15, 2004 and is an update to the Company's March 16, 2004 Reference Document. A copy of the English language version of this document is attached as Appendix B to this letter.

3. Also in October 2004, the Company made available a Facts and Figures document regarding the Company. A copy of the English language version of this document is attached as Appendix C to this letter.

4. On November 23, 2004, the Stella McCartney luxury fashion business, a unit of the Company's Gucci Group, issued a press release announcing the appointment of Marco Bizzarri as its Chief Executive Officer effective mid January 2005. A copy of the English language version of this press release is attached as Appendix D to this letter.

5. On November 30, 2004, the Company issued a press release announcing that it had entered into exclusive negotiations with the consortium of Clayton, Dubilier & Rice, Eurazeo and Merrill Lynch Global Private Equity (collectively, the "Consortium") on its firm offer for Rexel ("Rexel"), a subsidiary of the Company, at 38.50 Euros per share of Rexel. A copy of the English language version of this press release is attached as Appendix E to this letter.

6. On December 13, 2004, the Company issued a press release announcing that it had signed a definitive agreement with the Consortium for the sale of Rexel. A copy of the English language version of this press release is attached as Appendix F to this letter.

7. On December 13, 2004, Rexel issued a press release informing its shareholders that the Company signed a definitive agreement with the Consortium for the sale of Rexel. A copy of the English language version of this press release is attached as Appendix G to this letter.

8. On December 14, 2004, the Company issued a press release announcing that Gucci Group was holding an information meeting on that date to present its plans and objectives. A copy of the English language version of this press release is attached as Appendix H to this letter.

9. Also, on December 14, 2004, the Company issued a press release announcing that Robert Polet, the President and CEO of Gucci Group, presented the three-year strategy of Gucci Group. A copy of the English language version of this press release is attached as Appendix I to this letter.

10. On December 31, 2004, the Company issued a joint press release with Credit Agricole S.A. announcing the sale by the Company of its remaining 10% stake in Finaref Group A.B. (credit and financial services in Scandinavia). A copy of the English language version of this press release is attached as Appendix J to this letter.

11. On January 5, 2005, Gucci Group issued a press release announcing the appointment of Valerie Hermann as Chief Executive Officer of Yves Saint Laurent, the French fashion house owned by Gucci Group. A copy of the English language version of this press release is attached as Appendix K to this letter.

12. On January 14, 2005, the Company announced the appointment of Lorie Lichtlen as Director of Media Relations for the Company. A copy of the English language version of this press release is attached as Appendix L to this letter.

13. On January 17, 2005, the Company held an information meeting regarding the transition to International Financial Reporting Standards (IFRS). A copy of the English language version of the slides presented at this meeting are attached as Appendix M to this letter.

14. On January 19, 2005, Rexel issued a press release announcing its sales results for 2004. A copy of the English language version of this press release is attached as Appendix N to this letter.

15. On January 20, 2005, the Company issued a press release announcing its plans to change its name to PPR and to adopt a new logo. A copy of the English language version of this press release is attached as Appendix O to this letter.

16. On January 21, 2005, Gucci Group announced the appointment of Isabelle Guichot as Director of Business Development of Gucci Group. A copy of the English language version of this press release is attached as Appendix P to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

27th February, 2001 OFFERING CIRCULAR

PINAULT PRINTEMPS-REDOUTE

(incorporated as a société anonyme in France)

€ 1,500,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

Under the Euro Medium Term Note Programme described in this Offering Circular (the **"Programme"**), Pinault Printemps Redoute (the **"Issuer"**), subject to compliance with all relevant laws, regulations and directives, may from time to time issue notes (the **"Notes"**). The aggregate nominal amount of Notes outstanding will not at any time exceed €1,500,000,000 (or the equivalent in other currencies).

This Offering Circular shall, for the purposes of Notes listed on the Luxembourg Stock Exchange, be updated annually.

Application will be made in certain circumstances to list the Notes under the Programme on the Luxembourg Stock Exchange. However, unlisted Notes may be issued pursuant to the Programme. The relevant Pricing Supplement (a form of which is contained herein) in respect of the issue of any Notes will specify whether or not such Notes will be listed and, if so, the relevant stock exchange.

Notes may be issued either in dematerialised form (**"Dematerialised Notes"**) or in materialised form (**"Materialised Notes"**) as more fully described herein.

Dematerialised Notes will at all times be in book entry form in compliance with Article L.211-4 of the *Code Monétaire et Financier*. No physical documents of title will be issued in respect of the Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be in bearer dematerialised form (*au porteur*) inscribed as from the issue date in the books of Euroclear France, a subsidiary of Euroclear Bank S.A./N.V. (**"Euroclear France"**) which shall credit the accounts of Euroclear France Account Holders (as defined in "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination") including the depositary banks for Clearstream Banking, société anonyme, Luxembourg (**"Clearstream, Luxembourg"**) and for Euroclear Bank S.A./N.V. as operator of the Euroclear System (**"Euroclear"**) or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder (as defined in Condition 1(c)(iv)), in either fully registered form (*nominatif pur*), in which case they will be inscribed in an account maintained by the Issuer or by a registration agent (designated in the relevant Pricing Supplement) for the Issuer, or in administered registered form (*nominatif administré*) in which case they will be inscribed in the accounts of the Euroclear France Account Holders designated by the relevant Noteholders. Dematerialised Notes which are not dealt in on a regulated market will be in registered dematerialised form (*au nominatif*) only and, at the option of the relevant Noteholder, in either fully registered form or administered form inscribed as aforesaid.

Materialised Notes will be in bearer materialised form only and may only be issued outside France. A temporary global certificate in bearer form without interest coupons attached (a **"Temporary Global Certificate"**) will initially be issued in connection with Materialised Notes. Such Temporary Global Certificate will be exchanged for definitive Materialised Notes in bearer form with, where applicable, coupons for interest attached on or after a date expected to be on or about the 40th day after the issue date of the Notes (subject to postponement as described in "Temporary Global Certificates issued in respect of Materialised Bearer Notes") upon certification as to non US beneficial ownership as more fully described herein.

Temporary Global Certificates will (a) in the case of a Tranche intended to be cleared through Euroclear and/or Clearstream, Luxembourg, be deposited on the issue date with a common depositary on behalf of Euroclear and/or Clearstream, Luxembourg and (b) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream, Luxembourg or delivered outside a clearing system, be deposited as agreed between the Issuer and the relevant Dealer (as defined below).

Arranger

Morgan Stanley Dean Witter

Dealers

BNP PARIBAS **Crédit Lyonnais**

Deutsche Bank **Lehman Brothers** **JPMorgan**

Morgan Stanley Dean Witter **SG Investment Banking**

The Issuer confirms that this Offering Circular contains all information with respect to the Issuer, the Issuer and its consolidated subsidiaries taken as a whole (the "Group") and the Notes that is material in the context of the issue and offering of the Notes, the statements contained in it relating to the Issuer, the Group and the Notes are in every material respect true and accurate and not misleading, the opinions and intentions expressed in this Offering Circular with regard to the Issuer, the Group and the Notes are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, that to the best of its knowledge and belief there are no other facts in relation to the Issuer, the Group or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect. The Issuer accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (each as defined in "Summary of the Programme"). Neither the delivery of this Offering Circular nor any offering or sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs or in the financial position of the Issuer or the Group since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Offering Circular and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and include Materialised Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

Investors in France may only participate in the issue of the Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1st October, 1998. Notes may only be issued, directly or indirectly, to the public in France in accordance with articles L.411-1 and L.411-2 of the *Code Monétaire et Financier*. Persons into whose possession offering material comes must inform themselves about and observe any such restrictions. This Offering Circular does not constitute, and may not be used for or in connection with, an offer to any person to whom it is unlawful to make such offer or a solicitation by anyone not authorised so to act.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers or the Arranger to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Offering Circular. None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular. Neither this Offering Circular nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Offering Circular or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer or the Group during the life of the arrangements contemplated by this Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In this Offering Circular, unless otherwise specified or the context otherwise requires, references to "€", "Euro", "EUR" or "euro" are to the single currency of the participating member states of the European Union which was introduced on 1st January, 1999, references to "FRF" or "FF" are to "French francs", references to "£", "pounds sterling", "GBP" and "Sterling" are to the lawful currency of the United Kingdom, references to "$", "USD" and "US dollars" are to the lawful currency of the United States of America, references to "¥", "JPY", "Japanese yen" and "Yen" are to the lawful currency of Japan and references to "Swiss francs" are to the lawful currency of Switzerland.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with any amendments or supplements to this Offering Circular, each relevant Pricing Supplement, the most recently published audited consolidated annual accounts and any consolidated interim accounts (whether audited or unaudited) published subsequently to such annual accounts of the Issuer from time to time, each of which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents. All documents incorporated by reference in this Offering Circular may be obtained, free of charge, at the offices of each Paying Agent set out at the end of this Offering Circular during normal business hours so long as any of the Notes are outstanding.

SUPPLEMENTAL OFFERING CIRCULAR

The Issuer has given an undertaking to the Dealers and to the Luxembourg Stock Exchange that if at any time during the duration of the Programme there is a material adverse change affecting any matter contained in this Offering Circular (including the "Terms and Conditions of the Notes") whose inclusion would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Offering Circular, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer or the Group and the rights attaching to the Notes, the Issuer shall prepare an amendment or supplement to this Offering Circular or publish a replacement Offering Circular for use in connection with any subsequent offering of the Notes, submit such amendment or supplement to the Luxembourg Stock Exchange for approval and supply each Dealer with such number of copies of such amendment or supplement as may reasonably be requested. All documents prepared in connection with the listing of the Programme will be available at the specified office of the Paying Agent in Luxembourg.

If the terms of the Programme are modified in a manner which would make this Offering Circular, as so modified, inaccurate or misleading in a material respect, a new offering circular will be prepared.

TABLE OF CONTENTS

STABILISATION

In connection with any Tranche (as defined in "Summary of the Programme"), one of the Dealers may act as a stabilising agent (the "Stabilising Agent"). The identity of the Stabilising Agent will be disclosed in the relevant Pricing Supplement. References in the next paragraph to "this issue" are to each Tranche in relation to which a Stabilisation Agent is appointed.

In connection with this issue, the Stabilising Agent may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time and will be carried out in accordance with applicable laws and regulations.

SUMMARY OF THE PROGRAMME

The following summary is qualified in its entirety by the remainder of this Offering Circular. The Notes will be issued on such terms as shall be agreed between the Issuer and the Relevant Dealer(s) and, unless specified to the contrary in the relevant Pricing Supplement, will be subject to the Terms and Conditions set out on pages 10 to 32.

Issuer: Pinault Printemps Redoute

Description: Euro Medium Term Note Programme

Arranger: Morgan Stanley & Co. International Limited

Dealers:
BNP PARIBAS
Crédit Lyonnais
Deutsche Bank AG London
Lehman Brothers International (Europe)
J.P. Morgan Securities Ltd.
Morgan Stanley & Co. International Limited
Société Générale

The Issuer may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Offering Circular to "**Permanent Dealers**" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "**Dealers**" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.

At the date of this Offering Circular, only credit institutions and investment firms incorporated in a member state of the European Union ("**EU**") and which are authorised by the relevant authority of such member home state to lead-manage bond issues in such member state may act (a) as Dealers with respect to non-syndicated issues of Notes denominated in euro and (b) as lead manager of issues of Notes denominated in euro issued on a syndicated basis.

Programme Limit: Up to € 1,500,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time.

Fiscal Agent and Principal Paying Agent: BNP PARIBAS LUXEMBOURG

Paying Agents: BNP PARIBAS

Method of Issue: The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "**Series**") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "**Tranche**") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Offering Circular (a "**Pricing Supplement**").

Maturities: Subject to compliance with all relevant laws, regulations and directives, any maturity from one month from the date of original issue.

Currencies:

The Arranger, each Dealer and the Issuer will, in relation to issues of Notes denominated in euro, comply with the Guidelines provided by the letter dated 1st October, 1998 from the French Minister of the Economy, Finance and Industry to the *Président* of the *Association française des établissements de crédit et des entreprises d'investissement* (the "**Euro Guidelines**").

Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on Article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and Article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with Article 2, paragraph 2 of the Ordinance of the Federal Banking Corporation on Stock Exchanges and Securities Trading of 2nd December, 1996. Under such regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (in each case, the "**Swiss Dealer**"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission as per the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the relevant issue date for such a transaction.

Denomination(s):

Notes will be in such denomination(s) as may be specified in the relevant Pricing Supplement save that unless otherwise permitted by then current laws and regulations, Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom will have a minimum denomination of £100,000 (or its equivalent in other currencies), unless such Notes may not be redeemed until the third anniversary of their date of issue and are to be listed on the Luxembourg or any other European Economic Area ("**EEA**") Stock Exchange (as defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997).

Dematerialised Notes shall be issued in one denomination only.

Status of the Notes:

The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by French law) equally with all other present or future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Negative Pledge:

There will be a negative pledge in respect of the Notes as set out in Condition 4 – see "Terms and Conditions of the Notes – Negative Pledge".

Events of Default:

There will be events of default (including a cross-default) in respect of the Notes as set out in Condition 9 – see "Terms and Conditions of the Notes – Events of Default".

Redemption Amount:

The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom must have a minimum redemption amount of £100,000 (or its equivalent in other currencies), unless such Notes may not be redeemed until the third anniversary of their date of issue and are to be listed on the Luxembourg or any other EEA Stock Exchange.

Optional Redemption:

The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the Noteholders and if so the terms applicable to such redemption.

Redemption by Instalments: The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Early Redemption: Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes – Redemption, Purchase and Options".

Taxation: Payments in respect of the Notes will be made without withholding or deduction for, or on account of, taxes imposed by or on behalf of the Republic of France as provided by Article 131 *quater* of the French General Tax Code, to the extent that the Notes are issued (or deemed to be issued) outside France.

Notes constituting *obligations* under French law will be issued (or deemed to be issued) outside France (i) if such Notes are denominated in euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France and such Notes are offered in the Republic of France only through an international syndicate to qualified investors (*investisseurs qualifiés*) as described in articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers of the Notes is domiciled or resident for tax purposes outside the Republic of France, in each case as more fully set out in the Circular of the *Direction Générale des Impôts* dated 30th September, 1998.

However, if so provided in the relevant Pricing Supplement, Notes constituting *obligations* denominated in currencies other than euro may be issued on a non-syndicated basis and placed with subscribers not all of whom are resident outside the Republic of France. In such cases, the Notes will not benefit from the exemption from deduction at source provided by Article 131 *quater* of the French General Tax Code and payments under such Notes made to a non-French resident will be exempt from withholding or deduction imposed by or on behalf of the Republic of France at source only if the beneficiary of the payment provides certification that he is not resident in the Republic of France, all in accordance with the provisions of Article 125 A III of the French General Tax Code, as more fully described in "Terms and Conditions of the Notes – Taxation" and the Section entitled "Taxation".

The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Pricing Supplement.

Interest Periods and Interest Rates: The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. All such information will be set out in the relevant Pricing Supplement.

Fixed Rate Notes: Interest on Fixed Rate Notes will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.

Floating Rate Notes: Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the issue date of the first Tranche of the Notes of the relevant Series; or

(ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement), in each case as adjusted for any applicable margin.

Interest periods will be specified in the relevant Pricing Supplement.

Zero Coupon Notes:	Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be specified in the relevant Pricing Supplement.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement.
Other Notes:	Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly paid Notes and any other type of Notes that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Pricing Supplement.
Redenomination:	Notes issued in the currency of any Member State of the European Union which participates in the third stage (or any further stage) of European Monetary Union may be redenominated into euro, all as more fully provided in "Terms and Conditions of the Notes – Form, Denomination(s), Title and Redenomination" below.
Consolidation:	Notes of one Series may be consolidated with Notes of another Series as more fully provided in "Terms and Conditions of the Notes – Further Issues and Consolidation".
Form of Notes:	Notes may be issued as either Dematerialised Notes or Materialised Notes. Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be issued in bearer dematerialised form (*au porteur*) or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder, in either fully registered (*nominatif pur*) or administered registered (*nominatif administré*) form. No physical documents of title will be issued in respect of Dematerialised Notes. Dematerialised Notes which are not dealt in on a regulated market will be issued in registered dematerialised form only and, at the option of the relevant Noteholder, in either fully registered (*nominatif pur*) or administered registered (*nominatif administré*) form. See "Terms and Conditions of the Notes – Form, Denomination(s), Title and Redenomination". Materialised Notes will be in bearer materialised form ("**Materialised Bearer Notes**") only. A Temporary Global Certificate will be issued initially in respect of each Tranche of Materialised Bearer Notes. Materialised Notes may only be issued outside France.
Governing Law:	French
Clearing Systems:	Euroclear France as central depositary in relation to Dematerialised Notes and, in relation to Materialised Notes, Clearstream, Luxembourg and Euroclear or any other clearing system that may be agreed between the Issuer, the Fiscal Agent and the relevant Dealer.
Initial Delivery of Dematerialised Notes:	One Paris business day before the issue date of each Tranche of Dematerialised Notes, the *Lettre Comptable* relating to such Tranche shall be deposited with Euroclear France as central depositary.

Initial Delivery of Materialised Notes:	On or before the issue date for each Tranche of Materialised Bearer Notes, the Temporary Global Certificate issued in respect of such Tranche shall be deposited with a common depositary for Euroclear and Clearstream, Luxembourg or with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Fiscal Agent and the relevant Dealer or Dealers.
Issue Price:	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Listing:	The Luxembourg Stock Exchange or as otherwise specified in the relevant Pricing Supplement. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted.
Rating:	The long term debt of the Issuer has been rated BBB by Standard & Poor's. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to supervision, change or withdrawal at any time from the assigning rating agency.
Selling Restrictions:	There are restrictions on the sale of Notes and the distribution of offering material in various jurisdictions. See "Subscription and Sale". In connection with the offering and sale of a particular Tranche, additional selling restrictions may be imposed which will be set out in the relevant Pricing Supplement.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes. In the case of Dematerialised Notes, the text of the terms and conditions will not be endorsed on physical documents of title but will be constituted by the following text as completed, amended or supplemented by the relevant Pricing Supplement. In the case of Materialised Notes, either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions) shall be endorsed on Definitive Materialised Bearer Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. References in the Conditions to the "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are issued by Pinault Printemps Redoute (the "**Issuer**") with the benefit of an Agency Agreement (as amended or supplemented as at the Issue Date, the "**Agency Agreement**") dated 27th February, 2001 between the Issuer, BNP Paribas as fiscal agent and the other agents named in it. The fiscal agent, the paying agents and the calculation agent(s) for the time being (if any) are referred to below respectively as the "**Fiscal Agent**", the "**Paying Agents**" (which expression shall include the Fiscal Agent) and the "**Calculation Agent(s)**". The holders of Dematerialised Notes and Materialised Notes (each term as defined below), the holders of the interest coupons (the "**Coupons**") relating to interest bearing Materialised Notes and, where applicable in the case of such Notes, talons (the "**Talons**") for further Coupons (the "**Couponholders**") and the holders of the receipts (the "**Receipts**") for the payment of instalments of principal (the "**Receiptholders**") relating to Materialised Notes of which the principal is payable in instalments are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

References below to "**Conditions**" are, unless the context requires otherwise, to the numbered paragraphs below.

Copies of the Agency Agreement are available for inspection at the specified offices of each of the Paying Agents.

1. FORM, DENOMINATION(S), TITLE AND REDENOMINATION

(a) Form

Notes may be issued either in dematerialised form ("**Dematerialised Notes**") or in materialised form ("**Materialised Notes**").

(i) Title to Dematerialised Notes will be evidenced in accordance with Article L.211-4 of the *Code Monétaire et Financier* by book entries (*inscriptions en compte*). No physical document of title (including *certificats représentatifs* pursuant to Article 7 of Decree no. 83-359 of 2nd May, 1983) will be issued in respect of Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market (*obligations admises aux négociations sur un marché réglementé*) are issued, at the option of the Issuer, in either bearer dematerialised form (*au porteur*), which will be inscribed in the books of Euroclear France, a subsidiary of Euroclear Bank S.A./N.V. ("**Euroclear France**") which shall credit the accounts of Euroclear France Account Holders, or in registered dematerialised form (*nominatif*) and, in such latter case, at the option of the relevant Noteholder in either administered registered form (*nominatif administré*) inscribed in the books of a Euroclear France Account Holder or in fully registered form (*nominatif pur*) inscribed in an account in the books of Euroclear France maintained by the Issuer or by the registration agent (designated in the relevant Pricing Supplement) acting on behalf of the Issuer (the "**Registration Agent**").

Dematerialised Notes which are not dealt in on a regulated market (*obligations non admises aux négociations sur un marché réglementé*) are issued in registered dematerialised form (*nominatif*) only and, at the option of the relevant Noteholder, in either administered registered form (*nominatif administré*) inscribed in the books of a Euroclear France Account Holder or in fully registered form (*nominatif pur*) inscribed in an account maintained by the Issuer or by the Registration Agent.

For the purpose of these Conditions, "**Euroclear France Account Holder**" means any authorised financial intermediary institution entitled to hold accounts on behalf of its customers with Euroclear France, and includes the depositary banks for Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**") and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**").

(ii) Materialised Notes are issued in bearer form ("**Materialised Bearer Notes**"). Materialised Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

In accordance with Article L.211-4 of the Code Monétaire et Financier securities (such as the Notes) which are governed by French law and are in materialised form must be issued outside the territory of the French Republic.

The Notes may be "**Fixed Rate Notes**", "**Floating Rate Notes**", "**Zero Coupon Notes**", "**Index Linked Notes**", "**Dual Currency Notes**" or a combination of any of the foregoing, depending on the Interest Basis shown in the relevant Pricing Supplement.

(b) **Denomination(s)**

Notes shall be issued in the specified denomination(s) as set out in the relevant Pricing Supplement (the "**Specified Denomination(s)**"). Dematerialised Notes shall be issued in one Specified Denomination only.

(c) **Title**

(i) Title to Dematerialised Notes in bearer dematerialised form (*au porteur*) and in administered registered form (*au nominatif administré*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts of Euroclear France Account Holders. Title to Dematerialised Notes in fully registered form (*au nominatif pur*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts in the books of Euroclear France maintained by the Issuer or by the Registration Agent.

(ii) Title to Materialised Bearer Notes in definitive form having, where appropriate, Coupons, Receipt(s) and/or a Talon attached thereto on issue ("**Definitive Materialised Bearer Notes**"), shall pass by delivery.

(iii) Except as ordered by a court of competent jurisdiction or as required by law, the holder of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, or an interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

(iv) In these Conditions, "**Noteholder**" means (i) in the case of Dematerialised Notes, the person whose name appears in the account of the relevant Euroclear France Account Holder, the Issuer or the Registration Agent (as the case may be) as being entitled to such Notes and (ii) in the case of Materialised Notes, the bearer of any Definitive Materialised Bearer Note and the Receipts, Coupons, or Talon relating to it, and capitalised terms have the meanings given to them in the relevant Pricing Supplement, the absence of any such meaning indicating that such term is not applicable to the Notes.

(d) **Redenomination**

(i) The Issuer may (if so specified in the relevant Pricing Supplement), on any Interest Payment Date, without the consent of the holder of any Note, Receipt, Coupon or Talon, by giving at least 30 days' notice in accordance with Condition 15 and on or after the date on which the European Member State in whose national currency the Notes are denominated

has become a participating Member State in the third stage (or any further stage) of the European Economic and Monetary Union (as provided in the Treaty establishing the European Community (the "**EC**"), as amended from time to time (the "**Treaty**")) or events have occurred which have substantially the same effects (in either case, "**EMU**"), redenominate all, but not some only, of the Notes of any Series into euro and adjust the aggregate principal amount and the Specified Denomination(s) set out in the relevant Pricing Supplement accordingly, as described below. The date on which such redenomination becomes effective shall be referred to in these Conditions as the "**Redenomination Date**".

(ii) Unless otherwise specified in the relevant Pricing Supplement, the redenomination of the Notes pursuant to Condition 1(d)(i) shall be made by converting the principal amount of each Note from the relevant national currency into euro using the fixed relevant national currency euro conversion rate established by the Council of the European Union pursuant to Article 109L (4) of the Treaty and rounding the resultant figure to the nearest euro 0.01 (with euro 0.005 being rounded upwards). If the Issuer so elects, the figure resulting from conversion of the principal amount of each Note using the fixed relevant national currency euro conversion rate shall be rounded down to the nearest euro. The euro denominations of the Notes so determined shall be notified to Noteholders in accordance with Condition 15. Any balance remaining from the redenomination with a denomination higher than euro 0.01 shall be paid by way of cash adjustment rounded to the nearest euro 0.01 (with euro 0.005 being rounded upwards). Such cash adjustment will be payable in euro on the Redenomination Date in the manner notified to Noteholders by the Issuer.

(iii) In the case of Dematerialised Notes only, the Issuer may also redenominate all, but not some only, of the Notes of any Series into euro in accordance with Article 18-II of French law no. 98-546 of 2nd July, 1998 provided that references to the Franc or the ECU contained in such Article 18 shall be deemed to be a reference to the currency of any Member State participating in the third stage (or any further stage) of the European Economic and Monetary Union.

(iv) Upon redenomination of the Notes, any reference in the relevant Pricing Supplement to the relevant national currency shall be construed as a reference to euro.

(v) Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, with the prior approval of the Fiscal Agent, in connection with any redenomination pursuant to this Condition or any consolidation pursuant to Condition 14, without the consent of the holder of any Note, Receipt, Coupon or Talon, make any changes or additions to these Conditions or Condition 14 (including, without limitation, any change to any applicable business day definition, business day convention, principal financial centre of the country of the Specified Currency, interest accrual basis or benchmark), taking into account market practice in respect of redenominated euromarket debt obligations and which it believes are not prejudicial to the interests of such holders. Any such changes or additions shall, in the absence of manifest error, be binding on the holder of Notes, Receipts, Coupons and Talons and shall be notified to Noteholders in accordance with Condition 15 as soon as practicable thereafter.

(vi) Neither the Issuer nor any Paying Agent shall be liable to the holder of any Note, Receipt, Coupon or Talon or other person for any commissions, costs, losses or expenses in relation to or resulting from the credit or transfer of euro or any currency conversion or rounding effected in connection therewith.

2. CONVERSION AND EXCHANGE OF NOTES

(a) Dematerialised Notes

(i) Dematerialised Notes issued in bearer dematerialised form (*au porteur*) may not be converted into Dematerialised Notes in registered dematerialised form, whether in fully registered form (*nominatif pur*) or in administered registered form (*nominatif administré*).

(ii) Dematerialised Notes issued in registered dematerialised form (*au nominatif*) may not be converted into Dematerialised Notes in bearer dematerialised form (*au porteur*).

(iii) Dematerialised Notes issued in fully registered form (*nominatif pur*) may, at the option of the Noteholder, be converted into Notes in administered registered form (*nominatif administré*), and *vice versa*. The exercise of any such option by such Noteholder shall be made in accordance with Article 4 of Decree no. 83-359 of 2nd May, 1983. Any such conversion shall be effected at the cost of such Noteholder.

(b) **Materialised Notes**

Materialised Bearer Notes of one Specified Denomination may not be exchanged for Materialised Bearer Notes of another Specified Denomination.

3. STATUS

The Notes and, where applicable, any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and rank and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by French law) equally with all other present or future unsecured or future unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.

4. NEGATIVE PLEDGE

So long as any of the Notes or, if applicable, any Receipts or Coupons relating to them, remains outstanding (as defined in the Agency Agreement), the Issuer will not create any mortgage, lien, pledge, charge or other form of encumbrance or security interest (*sûreté réelle*) upon any of its assets or revenues, present or future, to secure any Relevant Indebtedness (as defined below) or any guarantee or indemnity in respect of any Relevant Indebtedness unless, at the same time or prior thereto, the Issuer's obligations under the Notes are equally and rateably secured therewith. For the purposes of this Condition, "**Relevant Indebtedness**" means any present or future indebtedness for borrowed money in the form of, or represented by, bonds, notes or debentures (*obligations*) which are for the time being, or capable of being, quoted, listed, or ordinarily dealt in on any regulated stock exchange.

5. INTEREST AND OTHER CALCULATIONS

(a) **Definitions**

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Benchmark**" means the reference rate as set out in the applicable Pricing Supplement;

"**Business Day**" means:

(i) in the case of euro, a day on which the Trans European Automated Real Time Gross Settlement Express Transfer (TARGET) System or any successor thereto (the "**TARGET System**") is operating (a "**TARGET Business Day**"); and/or

(ii) in the case of a Specified Currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency; and/or

(iii) in the case of a Specified Currency and/or one or more Additional Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Additional Business Centre(s) or, if no currency is indicated, generally in each of the Additional Business Centres so specified;

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note in the relevant period (from and including the first day of such period to but excluding the last day of such period) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365**" or "**Actual/Actual – ISDA**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "**Actual/Actual-ISMA**" is specified in the relevant Pricing Supplement:

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) normally ending in any year; and

the number of days in such Calculation Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates normally ending in any year,

in each case "Determination Period" means each period from and including a Determination Date in any year to but excluding the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date);

(iii) if "**Actual/365 (Fixed)**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(iv) if "**Actual/365 (Sterling)**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(v) if "**Actual/360**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(vi) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vii) if "**30E/360**" or "**Eurobond Basis**" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"**Dual Currency Notes**" means Notes in respect of which payments of principal and/or interest (if any) are made in such currencies, and based on such rates of exchange, as are set forth in the relevant Pricing Supplement;

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates;

"**Euro-zone**" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union;

"**Fixed Rate Notes**" means Notes bearing interest at a fixed rate;

"**Floating Rate Notes**" means Notes bearing interest at a floating rate;

"**Index Linked Notes**" means Notes in respect of which the principal and/or interest (if any) is/are calculated by reference to such index(ices) and/or formula(s) or to changes in the prices of securities or commodities or to other factors, all as specified in the relevant Pricing Supplement;

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date;

"**Interest Amount**" means the amount of interest payable for an Interest Period, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or the Broken Amount, as the case may be;

"**Interest Commencement Date**" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement;

"**Interest Determination Date**" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro or (ii) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (iii) the day falling two Business Days in the city specified in the Pricing Supplement for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro;

"**Interest Payment Date**" means the date(s) specified in the relevant Pricing Supplement;

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date;

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement;

"**ISDA Definitions**" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes, unless otherwise specified in the relevant Pricing Supplement;

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("**Reuters**") and Bridge/Telerate ("**Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate;

"**Rate of Interest**" means the rate of interest payable from time to time in respect of the Notes and that is either specified in, or calculated in accordance with, the provisions in the relevant Pricing Supplement;

"**Reference Banks**" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone);

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, Paris;

"**Relevant Date**" means, in respect of any Note, Receipt or Coupon, the date on which payment in respect of it first became due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (in the case of Materialised Notes if earlier) the date seven days after that on which notice is duly given to the holders of such Materialised Notes that, upon further presentation of the Materialised Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation;

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date;

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose "local time" means with respect to Europe and the Euro-zone as a Relevant Financial Centre, Central European Time;

"**Representative Amount**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time;

"**Specified Currency**" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated;

"**Specified Duration**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(c)(ii); and

"**Zero Coupon Notes**" means Notes which are offered and sold at a discount to their nominal amount and do not bear interest.

(b) **Interest on Fixed Rate Notes**

Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date except as otherwise provided in the relevant Pricing Supplement in each year up to and including the Maturity Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

(c) **Interest on Floating Rate Notes and Index Linked Interest Notes**

(i) *Interest Payment Dates:* Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum

(expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear (except as otherwise provided in the relevant Pricing Supplement) on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Specified Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

(a) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (a), "**ISDA Rate**" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Pricing Supplement;

(b) the Designated Maturity is a period specified in the relevant Pricing Supplement; and

(c) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph (a), "**Floating Rate**", "**Calculation Agent**", "**Floating Rate Option**", "**Designated Maturity**", "**Reset Date**" and "**Swap Transaction**" have the meanings given to those terms in the ISDA Definitions.

(b) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(a) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(i) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(ii) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Calculation Agent. If five or more of such offered quotations are available on the Page, the highest (or if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean (rounded as provided above) of the Relevant Rates;

(b) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (a)(i) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (a)(ii) applies and fewer than three Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Calculation Agent shall request each of the Reference Banks to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Relevant Rate at approximately the Relevant Time on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with offered quotations, the Rate of Interest for the Interest Period shall be the arithmetic mean (rounded if necessary to the fifth decimal place with 0.000005 being rounded upwards) of the offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Calculation Agent; and

(c) if paragraph (b) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean (rounded if necessary to the fifth decimal place with 0.000005 being rounded upwards) of the rates per annum that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the **"Principal Financial Centre"**) are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period) provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period).

(iv) *Rate of Interest for Index Linked Interest Notes:* The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

(d) **Zero Coupon Notes**

Where a Zero Coupon Note is repayable prior to the Maturity Date is not paid when due, the amount due and payable prior to the Maturity Date shall, unless otherwise provided in the relevant Pricing Supplement, be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(e)(i)).

(e) **Dual Currency Notes**

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating a Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

(f) **Partly Paid Notes**

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

(g) **Accrual of Interest**

Interest shall cease to accrue on each Note on the due date for redemption unless (i) in the case of Dematerialised Notes, on such due date or (ii) in the case of Materialised Notes, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date.

(h) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding**

(i) If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (c) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph;

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency.

(i) **Calculations**

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(j) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Optional Redemption Amounts, Early Redemption Amounts and Instalment Amounts**

As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Optional Redemption Amount, Early Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Optional Redemption Amount, Early Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(c)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(k) **Calculation Agent**

The Issuer shall procure that, if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding (as defined in the Agency Agreement), there shall be one or more Calculation Agents. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal Luxembourg office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

(l) **Certificates to be final**

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5, whether

by the Fiscal Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Fiscal Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Fiscal Agent or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

6. REDEMPTION, PURCHASE AND OPTIONS

(a) Final Redemption

Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any option provided by the relevant Pricing Supplement including any Issuer's option in accordance with Condition 6(c) or any Noteholders' option in accordance with Condition 6(d), each Note shall be finally redeemed on the Maturity Date specified in the relevant Pricing Supplement at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within Condition 6(b) below, its final Instalment Amount.

(b) Redemption by Instalments

Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or the relevant Instalment Date (being one of the dates so specified in the relevant Pricing Supplement) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(c) or (6)(d), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified in the relevant Pricing Supplement. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused (i) in the case of Dematerialised Notes, on the due date for such payment or (ii) in the case of Materialised Notes, on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(c) Redemption at the Option of the Issuer and Partial Redemption

If a Call Option is specified in the relevant Pricing Supplement, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice (or such other notice period as may be specified in the relevant Pricing Supplement) to the Noteholders in accordance with Condition 15, redeem all or, if so provided, some, of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption, if any. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified in the relevant Pricing Supplement and no greater than the maximum nominal amount to be redeemed specified in the relevant Pricing Supplement.

All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption in respect of Materialised Notes, the notice to holders of such Materialised Notes shall also contain the serial numbers of the Definitive Materialised Bearer Notes to be redeemed which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements.

In the case of a partial redemption of Dematerialised Notes, the redemption may be effected, at the option of the Issuer, either (i) by reducing the nominal amount of all such Dematerialised Notes in a Series in proportion to the aggregate nominal amount redeemed or (ii) by redeeming in full some only of such Dematerialised Notes and, in such latter case, the choice between those Dematerialised Notes that will be fully redeemed and those Dematerialised Notes of any Series

that will not be redeemed shall be made in accordance with Article 9 of Decree no. 83-359 of 2nd May, 1983 and the provisions of the relevant Pricing Supplement, subject to compliance with any other applicable laws and stock exchange requirements.

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and, in the case of Materialised Notes a list of any Definitive Materialised Bearer Notes drawn for redemption but not surrendered.

(d) **Redemption at the Option of Noteholders**

If a Put Option is specified in the relevant Pricing Supplement, the Issuer shall, at the option of the Noteholder, upon the Noteholder giving not less than 15 nor more than 30 days' notice (or such other notice period as may be specified in the relevant Pricing Supplement) to the Issuer redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option (which must be exercised on an Option Exercise Date) the Noteholder must deposit with any Paying Agent at its specified office a duly completed option exercise notice (the "**Exercise Notice**") in the form obtained from any Paying Agent or the Registration Agent, as the case may be, within the notice period. In the case of Materialised Bearer Notes, the Exercise Note shall have attached to it such Note(s) (together with all unmatured Receipts and Coupons and unexchanged Talons). In the case of Dematerialised Notes, the Noteholder shall transfer, or cause to be transferred, the Dematerialised Notes to be redeemed to the account of the Paris Paying Agent specified in the Exercise Notice. No option so exercised and, where applicable, no Note so deposited or transferred may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(e) **Early Redemption**

(i) *Zero Coupon Notes*

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Nominal Amount (calculated as provided below) of such Note unless otherwise specified in the relevant Pricing Supplement.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Nominal Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown in the relevant Pricing Supplement, shall be such rate as would produce an Amortised Nominal Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Nominal Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Amortised Nominal Amount becomes due and payable were the Relevant Date. The calculation of the Amortised Nominal Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the

Maturity Date together with any interest that may accrue in accordance with Condition 5(d).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown in the relevant Pricing Supplement.

(ii) *Other Notes*

The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g), or upon it becoming due and payable as provided in Condition 9 shall be the Final Redemption Amount together with interest accrued to the date fixed for redemption unless otherwise specified in the relevant Pricing Supplement.

(f) **Redemption for Taxation Reasons**

(i) If, by reason of any change in French law or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would, on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Condition 8 and such obligation to pay additional amounts cannot be avoided by the Issuer taking reasonable measures available to it, the Issuer may, at its option, on any Interest Payment Date or, if so specified in the relevant Pricing Supplement, at any time, on giving not more than 45 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable) in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with, unless otherwise specified in the Pricing Supplement, any interest accrued to the date set for redemption provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make payment of principal and interest without withholding for French taxes.

(ii) The Notes shall be redeemed by the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Note), on giving not less than 30 nor more than 45 days' notice to the Fiscal Agent and, in accordance with Condition 15, the Noteholders (which notice shall be irrevocable), if:

(A) on the occasion of the next payment of interest or principal due under the Notes, the Issuer would be prevented by French law from making payment to the Noteholders of the full amount then due and payable, notwithstanding the undertaking to pay additional amounts as provided or referred to in Condition 8; and

(B) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Notes redeemed pursuant to this Condition 6 (f) will be redeemed at their Early Redemption Amount referred to in paragraph (e) above together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(g) **Partly Paid Notes**

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified in the relevant Pricing Supplement.

(h) **Purchases**

The Issuer shall have the right at all times to purchase Notes (provided that, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price.

(i) **Cancellation**

All Notes purchased by or on behalf of the Issuer must be cancelled, in the case of Dematerialised Notes, by transfer to an account in accordance with the rules and procedures of Euroclear France and, in the case of Materialised Bearer Notes, by surrendering the Temporary Global Certificate and the Definitive Materialised Bearer Notes in question together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in each case, if so transferred or surrendered, shall, together with all Notes redeemed by the Issuer be cancelled forthwith (together with, in the case of Dematerialised Notes, all rights relating to payment of interest and other amounts relating to such Dematerialised Notes and, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so cancelled or, where applicable, transferred or surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

(j) **Illegality**

If, by reason of any change in French law, or any change in the official application of such law, becoming effective after the Issue Date, it will become unlawful for the Issuer to perform or comply with one or more of its obligations under the Notes, the Issuer will, subject to having given not more than 45 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with any interest accrued to the date set for redemption.

7. PAYMENTS AND TALONS

(a) **Dematerialised Notes**

Payments of principal and interest in respect of Dematerialised Notes shall (in the case of Dematerialised Notes in bearer dematerialised form or administered registered form) be made by transfer to the account (denominated in the relevant currency) of the relevant Euroclear France Account Holders for the benefit of the Noteholders and (in the case of Dematerialised Notes in fully registered form) to accounts (denominated in the relevant currency) with a Bank designated by the Noteholders. All payments validly made to such accounts of such Euroclear France Account Holders or Noteholders will be an effective discharge of the Issuer in respect of such payments.

(b) **Materialised Bearer Notes**

(i) *Method of payment*

Subject as provided below:

(x) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney or Auckland, respectively); and

(y) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

(ii) *Presentation of definitive Materialised Bearer Notes, Receipts and Coupons*

Payments of principal in respect of Definitive Materialised Bearer Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of such Notes, and payments of interest in respect of Definitive Materialised Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of Definitive Materialised Bearer Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the Definitive Materialised Bearer Note to which they appertain do not constitute valid obligations of the Issuer.

Upon the date upon which any Definitive Materialised Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment will be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 10) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof

If the due date for redemption of any definitive Materialised Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding or Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Materialised Bearer Note.

(c) **Payments in the United States**

Notwithstanding the foregoing, if any Materialised Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York

City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) **Payments Subject to Fiscal Laws**

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) **Appointment of Agents**

The Fiscal Agent, the Paying Agents and the Calculation Agent, initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, and the Registration Agent act solely as agents of the Issuer and the Calculation Agent(s) act(s) as independent expert(s) and, in each case such, do not assume any obligation or relationship of agency for any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, and the Registration Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent, (ii) one or more Calculation Agent(s) where the Conditions so require, (iii) Paying Agents having specified offices in at least two major European cities (including Luxembourg so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require) (iv) in the case of Dematerialised Notes in fully registered form, a Registration Agent (v) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed, and (vi) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced, a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to any such Directive or law.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Materialised Bearer Notes denominated in U.S. dollars in the circumstances described in paragraph (c) above.

On a redenomination of the Notes of any Series pursuant to Condition 1(d) with a view to consolidating such Notes with one or more other Series of Notes, in accordance with Condition 14, the Issuer shall ensure that such other Series of Notes to be so consolidated with such Notes.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 15.

(f) **Talons**

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Materialised Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent or any of the Paying Agents in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 10).

(g) **Business Days for Payment**

If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the Noteholder shall not be entitled to payment until the next following business day and shall not be entitled to any interest or other sum in respect of such postponed payment. In this paragraph, "**business day**" means a day (other than a Saturday or a Sunday) (A) (i) in the case of Dematerialised Notes, on which Euroclear France is open for business or (ii) in the case of

Materialised Notes, on which banks and foreign exchange markets are open for business in the relevant place of presentation, (B) in such jurisdictions as shall be specified as "**Additional Financial Centres**" in the relevant Pricing Supplement and (C) (i) in the case of a payment in a currency other than euro, where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or (ii) in the case of a payment in euro, which is a TARGET Business Day.

(h) **Bank**

For the purpose of this Condition 7, "**Bank**" means a bank in the principal financial centre of the relevant currency or, in the case of euro, in a city in which banks have access to the TARGET System.

8. TAXATION

(a) **Tax exemption for Notes issued or deemed to be issued outside France**

Interest and other revenues with respect to Notes which constitute *obligations* and which are being issued or deemed to be issued outside the Republic of France benefit from the exemption provided for in Article 131 *quater* of the *Code Général des Impôts* (French general tax code) from deduction of tax at source. Accordingly such payments do not give the right to any tax credit from any French source. The tax regime applicable to Notes which do not constitute obligations will be set out in the relevant Pricing Supplement.

As to the meaning of the expression "issued or deemed to be issued outside the Republic of France" see "Summary of the Programme – Taxation" above and the Section "Taxation" below.

(b) **Additional Amounts**

If French law should require that payments of principal or interest in respect of any Note, Receipt or Coupon be subject to deduction or withholding in respect of any present or future taxes or duties whatsoever, the Issuer will, to the fullest extent then permitted by law, pay such additional amounts as shall result in receipt by the Noteholders or, if applicable, the Receiptholders and the Couponholders, as the case may be, of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon, as the case may be:

(i) *Other connection:* to, or to a third party on behalf of, a Noteholder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of France other than the mere holding of the Note, Receipt or Coupon; or

(ii) *Declaration of non-residence:* to, or to a third party on behalf of, a Noteholder who could avoid such withholding or deduction by making a declaration of non-residence or similar claim for exemption but fails to do so; or

(iii) *More than 30 days after the Relevant Date:* more than 30 days after the Relevant Date except to the extent that the Noteholder would have been entitled to such additional amounts on presenting it for payment on the thirtieth such day;

(iv) *EU Savings tax:* where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to such Directive; or

(v) *Presentation in another EU Member State:* presented for payment by or on behalf of a Noteholder, Receiptholder or Couponholder, as the case may be, who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

References in these Conditions to (i) "**principal**" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Nominal Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "**interest**" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "**principal**" and/or "**interest**" shall be deemed to include any additional amounts that may be payable under this Condition.

(c) **Tax exemption for Notes not issued or deemed to be issued outside France**

Interest and other revenues with respect to Notes which, if so specified in the relevant Pricing Supplement, are not being issued or deemed to be issued outside the Republic of France only benefit from the exemption from deduction of tax at source provided by, and subject to the provisions of, Article 125 A III of the *Code Général de Impôts*, which requires *inter alia*, certification of non-French residence.

(d) **Certification of Non-Residence**

Each Noteholder shall be responsible for supplying certification of non-residence as referred to in Condition 8(c) (in the form set out in the Agency Agreement or such other form as may be required by the French tax authorities from time to time) in accordance with the provisions of Article 125 A III of the *Code Général des Impôts* and the Issuer shall not be responsible for any deduction or withholding in respect of any payment made under any Note, Receipt or Coupon resulting from the failure of such Noteholder to submit such certification.

9. EVENTS OF DEFAULT

The Representative (as defined under Condition 11(b)), upon request of any Noteholder, may, upon written notice to the Fiscal Agent (with copy to the Issuer) given before all defaults shall have been cured, cause the principal amount of all Notes held by such Noteholder to become due and payable, together with accrued interest thereon, as of the date on which such notice for payment is received by the Fiscal Agent:

(i) if the Issuer defaults in any payment when due of principal or interest on any Note and such default continues for a period of more than 7 Business Days (as defined in Condition 5(a)) from such due date; or

(ii) if there is a default by the Issuer in the due performance of any other provision of the Notes, and such default shall not have been cured within 14 Business Days (as defined in Condition 5(a)) after receipt by the Fiscal Agent of written notice (and by the Issuer of a copy) of default given by the Representative upon request of the Noteholder; or

(iii) if any other present or future indebtedness of the Issuer for borrowed monies in excess of €50,000,000 (or its equivalent in any other currency), whether individually or collectively, becomes due and payable prior to its stated maturity as a result of a default thereunder, or any such indebtedness shall not be paid when due or, as the case may be, within any originally applicable grace period therefor or any steps shall be taken to enforce any security in respect of any such indebtedness or any guarantee or indemnity in excess of such aforesaid amount given by the Issuer for, or in respect of, any such indebtedness of others shall not be honoured when due and called upon; or

(iv) if the Issuer makes any proposal for a general moratorium in relation to its debt or applies for the appointment of a conciliator (*conciliateur*) or enters into an amicable settlement (*accord amiable*) with its creditors or a judgment is issued for the judicial liquidation (*liquidation judiciaire*) or for a judicial transfer of the whole of the business (*cession totale de l'entreprise*) of the Issuer or, to the extent permitted by applicable law, the Issuer is subject to any other insolvency or bankruptcy proceedings or the Issuer makes any judicial conveyance, assignment or other judicial arrangement for the benefit of its creditors or enters into a composition (accord amiable) with its creditors.

10. PRESCRIPTION

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

11. REPRESENTATION OF NOTEHOLDERS

Except as otherwise provided by the relevant Pricing Supplement, Noteholders will, in respect of all Tranches in any Series, be grouped automatically for the defence of their common interests in a masse (in each case, the "**Masse**").

The Masse will be governed by the provisions of Articles L.210-1 and following of the French *Code du Commerce* (formerly law no. 66-537 of 24th July, 1966) with the exception of Articles L.228-48 and L.228-59 (formerly Articles 295 and 306) and by the decree no. 67-236 of 23rd March, 1967, with the exception of Articles 218, 222 and 224 subject to the following provisions:

(a) **Legal Personality**

The Masse will be a separate legal entity and will act in part through a representative (the "**Representative**") and in part through a general meeting of the Noteholders (the "**General Meeting**").

The Masse alone, to the exclusion of all individual Noteholders, shall exercise the common rights, actions and benefits which now or in the future may accrue respectively with respect to the Notes.

(b) **Representative**

The office of Representative may be conferred on a person of any nationality. However, the following persons may not be chosen as Representatives:

(i) the Issuer, the members of its Management Board (*Directoire*), its general managers (*directeurs généraux*), its statutory auditors, or its employees as well as their ascendants, descendants and spouse; or

(ii) companies guaranteeing all or part of the obligations of the Issuer, their respective managers (*gérants*), general managers, members of their Board of Directors, Management Board (*Directoire*), or Supervisory Board (*Conseil de Surveillance*), their statutory auditors, or employees as well as their ascendants, descendants and spouse;

(iii) companies holding 10 per cent. or more of the share capital of the Issuer or companies having 10 per cent. or more of their share capital held by the Issuer; or

(iv) persons to whom the practice of banker is forbidden or who have been deprived of the right of directing, administering or managing an enterprise in whatever capacity.

The names and addresses of the initial Representative of the Masse and its alternate will be set out in the relevant Pricing Supplement. The Representative appointed in respect of the first Tranche of any Series of Notes will be the Representative of the single Masse of all Tranches in such Series.

The Representative will be entitled to such remuneration in connection with its functions or duties as set out in the relevant Pricing Supplement.

In the event of death, retirement or revocation of appointment of the Representative, such Representative will be replaced by another Representative. In the event of the death, retirement or revocation of appointment of the alternate Representative, an alternate will be elected by the General Meeting.

All interested parties will at all times have the right to obtain the name and address of the Representative and the alternate Representative at the head office of the Issuer and the specified offices of any of the Paying Agents.

(c) **Powers of Representative**

The Representative shall have the power to take all acts of management necessary in order to defend the common interests of the Noteholders.

All legal proceedings against the Noteholders or initiated by them, must be brought by or against the Representative.

The Representative may not be involved in the management of the affairs of the Issuer.

(d) **General Meeting**

A General Meeting may be held at any time, on convocation either by the Issuer or by the Representative. One or more Noteholders, holding together at least one-thirtieth of the principal amount of the Notes outstanding, may address to the Issuer and the Representative a demand for convocation of the General Meeting. If such General Meeting has not been convened within two months after such demand, the Noteholders may commission one of their members to petition a competent court in Paris to appoint an agent (*mandataire*) who will call the General Meeting.

Notice of the date, hour, place and agenda of any General Meeting will be published as provided under Condition 15.

Each Noteholder has the right to participate in a General Meeting in person or by proxy. Each Note carries the right to one vote or, in the case of Notes issued with more than one Specified Denomination, one vote in respect of each multiple of the lowest Specified Denomination comprised in the principal amount of the Specified Denomination of such Note.

(e) **Powers of the General Meetings**

The General Meeting is empowered to deliberate on the dismissal and replacement of the Representative and the alternate Representative and to act with respect to any other matter that relates to the common rights, actions and benefits which now or in the future may accrue with respect to the Notes, including authorising the Representative to act at law as plaintiff or defendant.

The General Meeting may further deliberate on any proposal relating to the modification of the Conditions including any proposal, whether for arbitration or settlement, relating to rights in controversy or which were the subject of judicial decisions, it being specified, however, that the General Meeting may not increase amounts payable to Noteholders, nor authorise or accept a postponement of the date of payment of interest on or a modification of the terms of repayment of or the rate of interest on the Notes, nor establish any unequal treatment between the Noteholders.

General Meetings may deliberate validly on first convocation only if Noteholders present or represented hold at least a quarter of the principal amount of the Notes then outstanding. On second convocation, no quorum shall be required. Decisions at meetings shall be taken by a simple majority of votes cast by Noteholders attending such General Meetings or represented thereat.

Decisions of General Meetings must be published in accordance with the provisions set forth in Condition 15.

(f) **Information to Noteholders**

Each Noteholder or Representative thereof will have the right, during the 15-day period preceding the holding of each General Meeting, to consult or make a copy of the text of the resolutions which will be proposed and of the reports which will be presented at the General Meeting, all of which will be available for inspection by the relevant Noteholders at the registered office of the Issuer, at the specified offices of any of the Paying Agents and at any other place specified in the notice of the General Meeting.

(g) **Expenses**

The Issuer will pay all expenses relating to the operation of the Masse, including expenses relating to the calling and holding of General Meetings and, more generally, all administrative expenses resolved upon by the General Meeting, it being expressly stipulated that no expenses may be imputed against interest payable under the Notes.

(h) **Single Masse**

The holders of Notes of the same Series, and the holders of Notes of any other Series which have been assimilated with the Notes of such firstmentioned Series in accordance with Condition 14, shall, for the defence of their respective common interests, be grouped in a single Masse. The Representative appointed in respect of the first Series of Notes issued will be the Representative of the single Masse of all such Series.

12. MODIFICATIONS

These Conditions may be amended, modified or varied in relation to any Series of Notes through the terms of the relevant Pricing Supplement in relation to such Series.

The Agency Agreement will be capable of amendment or waiver by the parties thereto, without the consent of Noteholders, Receiptholders or Couponholders, for the purpose of curing any ambiguity or of curing, correcting, or supplementing any defective provision contained therein or in any manner which the parties to the Agency Agreement mutually deem necessary or desirable and which does not, in the reasonable opinion of such parties, adversely affect the interests of the Noteholders, Receiptholders or Couponholders.

13. REPLACEMENT OF DEFINITIVE NOTES, RECEIPTS, COUPONS AND TALONS

If, in the case of any Materialised Bearer Notes, a Definitive Materialised Bearer Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations at the specified office of the Fiscal Agent or such other Paying Agent as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Definitive Materialised Bearer Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Definitive Materialised Bearer Notes, Receipts, Coupons or further Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Definitive Materialised Bearer Notes, Receipts, Coupons or Talons must surrendered before replacements will be issued.

14. FURTHER ISSUES AND CONSOLIDATION

(a) **Further Issues**

The Issuer may from time to time without the consent of the Noteholders, Receiptholders or Couponholders create and issue further notes to be assimilated (*assimilées*) with the Notes provided such Notes and the further notes carry rights identical in all respects (or in all respects save for the principal amount thereof and the first payment of interest) and that the terms of such notes provide for such assimilation and references in these Conditions to "**Notes**" shall be construed accordingly.

(b) **Consolidation**

Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, with the prior approval of the Fiscal Agent, from time to time on any Interest Payment Date occurring on or after the Redenomination Date on giving not less than 30 days' prior notice to the Noteholders in accordance with Condition 15, without the consent of the Noteholders, Receiptholders or Couponholders, consolidate the Notes of one Series with the Notes of one or more other Series issued by it, whether or not originally issued in one of the European national currencies or in euro,

provided such other Notes have been redenominated in euro (if not originally denominated in euro) and which otherwise have, in respect of all periods subsequent to such consolidation, the same terms and conditions as the Notes.

15. NOTICES

(a) Subject as provided in Condition 15(c) below, notices to the holders of Dematerialised Notes in registered form (*au nominatif*) shall be valid if either, (i) they are mailed to them at their respective addresses, in which case they will be deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the mailing, or, (ii) at the option of the Issuer, they are published in a leading daily newspaper of general circulation in Europe (which is expected to be the *Financial Times*).

(b) Subject as provided in Condition 15(c) below, notices to the holders of Materialised Bearer Notes and Dematerialised Notes in bearer form shall be valid if published in a daily leading newspaper of general circulation in Europe (which is expected to be the *Financial Times*) and so long as such Notes are listed on any stock exchange, in a leading daily newspaper with general circulation in city/ies where the stock exchange(s) on which such Notes is/are listed which, in the case of the Luxembourg Stock Exchange, is expected to be the *Luxemburger Wort*. If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper of general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Materialised Bearer Notes in accordance with this Condition.

(c) Notices required to be given to the holders of Dematerialised Notes (whether in registered or in bearer form) pursuant to these Conditions may be given by delivery of the relevant notice to the Euroclear France, Euroclear, Clearstream, Luxembourg and any other clearing system through which the Notes are for the time being cleared in substitution for the mailing and publication as required by Conditions 15(a) and (b) above; except that (i) so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, notices shall also be published in a leading daily newspaper of general circulation in Luxembourg, and (ii) notices relating to the convocation and decision(s) of the General Meetings pursuant to Condition 11 shall also be published in a leading daily newspaper of general circulation in Europe.

16. GOVERNING LAW AND JURISDICTION

(a) **Governing Law**

The Notes and, where applicable, the Receipts, the Coupons and the Talons and the Agency Agreement are governed by, and shall be construed in accordance with, French law.

(b) **Jurisdiction**

Any claim against the Issuer in connection with any Notes, Receipts, Coupons or Talons and the Agency Agreement may exclusively be brought before any competent court in Paris.

TEMPORARY GLOBAL CERTIFICATES ISSUED IN RESPECT OF MATERIALISED BEARER NOTES

Temporary Global Certificates

A Temporary Global Certificate, without interest Coupons, will initially be issued in connection with Materialised Bearer Notes. Upon the initial deposit of such Temporary Global Certificate with a common depositary for Euroclear and Clearstream, Luxembourg (the "**Common Depositary**"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

The Common Depositary may also credit with a nominal amount of Notes the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, a nominal amount of Notes that is initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Exchange

Each Temporary Global Certificate issued in respect of Notes will be exchangeable, free of charge to the holder, on or after its Exchange Date (as defined below):

(i) if the relevant Pricing Supplement indicates that such Temporary Global Certificate is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme – Selling Restrictions"), in whole, but not in part, for Definitive Materialised Bearer Notes; and

(ii) otherwise, in whole but not in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for Definitive Materialised Bearer Notes.

Delivery of Definitive Materialised Bearer Notes

On or after its Exchange Date, the holder of a Temporary Global Certificate may surrender such Temporary Global Certificate to or to the order of the Fiscal Agent. In exchange for any Temporary Global Certificate, the Issuer will deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Materialised Bearer Notes. In this Offering Circular, Definitive Materialised Bearer Notes means, in relation to any Temporary Global Certificate, the Definitive Materialised Bearer Notes for which such Temporary Global Certificate may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Temporary Global Certificate and a Talon). Definitive Materialised Bearer Notes will be security printed at the expense of the Issuer in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Agency Agreement.

Exchange Date

"**Exchange Date**" means, in relation to a Temporary Global Certificate, the day falling after the expiry of 40 days after its issue date, provided that, in the event any further Materialised Notes of the relevant Series are issued prior to such day pursuant to Condition 14(a), the Exchange Date for such Temporary Global Certificate shall be postponed to the day falling after the expiry of 40 days after the issue of the Temporary Global Certificate in respect of further Materialised Notes.

USE OF PROCEEDS

The net proceeds of the issue of the Notes will be used for the Issuer's general corporate purposes unless otherwise specified in the relevant Pricing Supplement.

DESCRIPTION OF PINAULT-PRINTEMPS-REDOUTE
("PPR" or the "Company")

For a further description of Pinault-Printemps-Redoute, please refer to PPR's 1999 Annual Report and Interim Report 2000.

INTRODUCTION

PPR is registered with the *Registre du Commerce et des Sociétés de Paris* under reference number 552 075 020. Its registered office is at 18 place Henri Bergson, 75008 Paris, France.

PPR is a *société anonyme* (a form of a limited liability company) established under French law on 24 June 1881, for 99 years. This period was extended to 26 May 2066 by an Extraordinary General Meeting held on 26 May 1967. PPR is governed by the *Code de commerce* (French Commercial Code) and French Decree no. 67-236 of March 1967.

BUSINESS ACTIVITIES

Overview

Detailed information in relation to the Issuer is contained in PPR's 1999 Annual Report and Interim Report 2000, which are incorporated herein by reference.

With 90,000 employees and a presence in 55 countries and on five continents, PPR is the European leader in specialized distribution with sales of €18.9 billion in 1999 and has strong positions in its four divisions, Retail, Luxury Goods, Business to Business and Credit and Financial Services:

Retail division	*Credit and Financial Services division*	*Business-to-Business division*	*Luxury Goods division*
Printemps	Finaref	Rexel	Gucci
Conforama	Facet	Pinault Bois &	Sergio Rossi
Redcats	Ellos Finans	Matériaux	Yves Saint Laurent
Bernard	Finaref Benelux	Guilbert	Boucheron
Brylane (EU)		CFAO	
Cyrillus			
Ellos (Scandinavia)			
Empire Stores (GB)			
La Maison de Valérie			
La Redoute			
Movitex			
VertBaudet			
Fnac			
Concept Boutiques			
Orcanta lingerie			
Made in Sport			

Retail division

Covering most types of specialist retail formats, the Retail division brings together department stores under the Printemps banner, catalogue sales through Redcats, and specialist volume retail with Fnac and Conforama. All of the division's retail banners have a significant e-commerce presence. The division also includes the Orcanta-lingerie and Made in Sport store concepts.

Backed by winning retail concepts and solid domestic customer bases, the Group's retail banners are firmly focused on expanding through organic growth. To this end, an intensive campaign of new store openings was implemented in France and internationally during 1999. Three objectives — winning increased market share, consolidating leadership positions in France, and expanding into new countries — lie at the heart of this strategy.

Credit and Financial Services division

The Credit and Financial Services division comprises the credit companies Finaref, Facet, Ellos Finans (in Scandinavia) and Finaref Benelux, along with insurance and personal savings activities. A forerunner in the domain of revolving credit, Finaref was set up in 1970 in Roubaix to provide credit facilities for La Redoute

customers. Today, its objectives are to enhance sales for the Group's retailers in France and on overseas markets and to develop customer loyalty by offering a wide range of consumer credit, insurance and savings products.

The division has four product lines:

- Revolving credit facilities for customers of the Group's retailers via specific store card offerings: Kangourou (Redcats), Printemps, Fnac, Conforama and Pocket card (Redcats banner in Belgium); or via the Ellos and Josefssons catalogues in Scandinavia.
- Revolving personal loans: including "Mistral", "Challenger" and "Dispolibre".
- Conventional fixed-term loans: "Espace" and loans managed by Facet.
- Insurance and savings products, including insurance for borrowers, together with a range of life insurance, health, home and motor insurance products designed to meet customers' everyday insurance needs.

All of the division's products are jointly developed and marketed in partnership with the retailers. This ensures that they are promoted in the Group's mail-order catalogues as well as in its retail outlets.

The division employs over 1,000 persons in France, the United Kingdom, Spain, Portugal, Belgium, Sweden, Norway, Finland and Denmark.

In France, the Credit and Financial Services division's various personal loans, insurance and savings products are used by nearly 8 million clients, representing one in every four French households.

Business-to-Business division

The business-to-business division is a leading distributor of electrical equipment, through Rexel, of building materials, through Pinault Bois & Matériaux, and of office equipment and supplies, through Guilbert. CFAO, the Group's international trade and distribution company in Africa and the French overseas departments and territories, was recently consolidated within the division.

The division's customer base comprises building contractors, small to mid-sized companies, local authorities and public administrations. It has a strong overseas presence and is positioned within fragmented markets. Acquisition-led growth is thus the primary driver in the division's strategy which aims to develop market share and penetrate new markets while also, in the case of Rexel, expanding product ranges into high value technical segments.

Luxury division

One of the crowning events of 1999 was the Group's entry into the luxury goods sector by way of the 42% (diluted basis) interest acquired in Gucci Group NV by means of a capital increase. The Group's objective is to build a multi-brand luxury goods group around Gucci and the Yves Saint Laurent and Sergio Rossi brands, acquired in early 2000.

With 1999 sales of $1,236.1 million, Gucci is a leading designer, producer and distributor of premium luxury goods. A global brand, Gucci's geographical sales mix is equally spread between Asia, the United States and Europe. It is also one of the most profitable brands in its sector. Leather goods, the company's core business, account for the bulk of Gucci's revenues, representing 41% of total sales in 1999. Gucci products are distributed primarily through directly owned stores as well as through franchise, duty free, department and specialist stores.

As of 2000, the Yves Saint Laurent and Sergio Rossi brands will be consolidated within the Group's Luxury goods division.

e-commerce

Each of the Group's companies are currently deploying e-commerce initiatives as part of the group-wide "Clicks & Mortar" strategy which aims to maximise synergies between on-line and off-line retail formats. For the purpose of transparency, and to facilitate the monitoring of growth in on-line revenues, e-commerce sales generated by each company are consolidated under the Group's Internet activities.

At end-1999, Pinault-Printemps-Redoute had more than 45 e-commerce sites.

SUMMARY FINANCIALS 1998 AND 1999

CONSOLIDATED INCOME STATEMENT

For the years ended December 31, 1998 and 1999

	1999	1998
	(in euros millions)	
Net sales	18,911.6	16,514.7
Cost of sales	(12,106.0)	(10,826.8)
Gross margin	6,805.6	5,687.9
Payroll expenses	(2,544.2)	(2,199.8)
Other operating expenses and income	(3,056.7)	(2,576.9)
Operating income	1,204.7	911.2
EBITDA	1,475.9	1,124.6
Net financial expenses	(64.5)	(63.3)
Income from ordinary activities before taxes	1,140.2	847.9
Non-recurring items	(26.7)	(13.6)
Income taxes	(268.0)	(243.8)
Emplyee profit-sharing	(44.2)	(43.1)
Net income of consolidated companies	801.3	547.4
Share in earnings of equity affiliates	138.3	126.7
Amortization of goodwill	(89.6)	(68.7)
Net income before minority interests	850.0	605.4
Minority interests	224.3	97.6
Attributable net income	625.7	507.8
Net earnings per share (in euro)(*)	5.3	4.3
Fully diluted earnings per share (in euro)(*)	5.3	4.3

(*) After 5 for 1 share split on July 17, 1998.

Note: Only the financial statements drawn up in French Francs have been audited.

CONSOLIDATED BALANCE SHEET
As at December 31, 1999 and 1998

	1999	1998
	(in euros millions)	
ASSETS		
Fixed assets		
Goodwill	3,068.8	2,474.1
Other intangible assets	3,594.3	1,733.8
Tangible assets	1,662.2	1,255.7
Long-term investments		
Investments in equity affiliates	551.1	522.6
Participating interests	98.3	78.1
Other financial assets (1)	155.8	104.1
	805.2	704.8
Total fixed assets	9,130.5	6,168.4
Current assets		
Inventories and work-in progress	2,924.7	2,501.7
Operating receivables (2)	3,326.9	2,579.0
Non-operating receivables (2)	643.5	494.8
Cash and cash equivalents	4,348.8	867.4
Total current assets	11,243.9	6,442.9
Total assets	20,374.4	12,611.3
(1) Including due within less than one year	39.5	21.3
(2) Including due after more than one year	92.4	93.1

Note: Only the financial statements drawn up in French Francs have been audited.

	1999	1998
	(in euros millions)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	363.4	358.1
Share premium	1,439.4	1,190.6
Translation adjustments	253.2	(138.7)
Consolidates reserves	1,033.9	1,167.9
Attributable net income for the year	625.7	507.8
Shareholders' equity – Group share	3,715.6	3,085.7
Minority interests	2,639.5	622.2
Consolidated shareholders' equity	6,355.1	3,707.9
Provisions for contingencies		
Retirement and related commitments (1)	101.8	83.5
Other contingencies (1)	533.7	409.6
	635.5	493.1
Liabilities		
Borrowings (2)	7,780.2	3,949.3
Operating payables (3)	4,917.1	4,062.3
Non-operating payables (3)	686.5	398.7
	13,383.8	8,410.3
Total Liabilities and Shareholders' equity	20,374.4	12,611.3
(1) Including due within less than one year	191.9	213.1
(2) Including due within less than one year	3,816.1	2,091.6
(3) Including due after more than one year	143.5	123.8

Note: Only the financial statements drawn up in French Francs have been audited.

CASH FLOW STATEMENT
For the years ended December 31, 1998 and 1999

	1999	1998
	(in euros millions)	
Net income of consolidated companies	801.3	547.4
Dividends received from equity affiliates	248.2	63.6
Depreciation and amortization (net)	231.6	192.1
Other non-cash improvements	(13.8)	(7.2)
Net cash from operating activities before changes in working capital	1,267.2	795.9
Changes in working capital	39.0	27.2
Net cash from operating activities	1,306.3	823.1
Acquisitions of tangible and intangible assets	(531.3)	(368.5)
Disposals of tangible and intangible assets	43.9	22.1
Net operating investments	(487.4)	(346.4)
Net financial investments	(1,027.8)	(808.7)
Net cash from investing activities	(1,515.2)	(1,155.1)
Changes in borrowings	3,598.1	456.3
Issue of share capital	59.9	9.0
Dividends paid by Pinault-Printemps-Redoute, parent company	(168.3)	(139.2)
Dividends paid by to minority shareholders of consolidated subsidiaries	(55.9)	(23.3)
Net cash from financing activities	3,433.8	302.8
Effect of exchange rate changes on cash and cash equivalents	256.5	(19.5)
Net increase (decrease) in cash and cash equivalents	3,481.4	(48.7)
Cash and cash equivalents at beginning of the year	867.4	916.1
Cash and cash equivalents at end of the year	4,348.8	867.4

Note: Only the financial statements drawn up in French Francs have been audited.

The interim consolidated financial statements for the period 1 January 2000 to 30 June 2000 have been prepared for the first time in accordance with the new consolidation methods by fully consolidating the Credit and Financial Services division companies and capitalising finance leases. Consolidated net indebtedness is now presented before financing of Credit and Financial Services division customer loans. Certain adjustments have also been made to the consolidated income statement (cash discounts previously recorded under interest income and expenses have been included in operating income and employee profit-sharing has been included in payroll expenses).

STRONG BUSINESS GROWTH AND INCREASED OPERATING MARGIN

- **Group sales surged 25% to € 11.3 billion (FF 74.2 billion), reflecting strong organic growth in France and internationally, backed by an active strategic acquisitions policy.**

Sales	*30 June 2000*	*30 June 1999*	*Change real*	*Change comparable*
	(in € millions)			
Retail	4,805.9	4,253.8	+ 13.0%	+ 8.3%
Credit and Financial Services	382.2	338.4	+ 12.9%	+ 9.3%
Business-to-Business	5,109.6	4,216.0	+ 21.2%	+ 5.6%
Luxury Goods	968.2	247.7	+ 290.8%	+ 15.0%
Internet	67.1	20.3	× 3.3	× 4
Inter-company sales	(16.6)	(16.3)	n/a	n/a
Total	11,316.4	9,059.9	+ 24.9%	+ 8.1%

Organic growth advanced to 8.1% for the first half of 2000, compared to 3.5% for the same period in 1999. Growth was especially strong in the Retail division, helped by healthy consumer demand and the commercial efforts of the group.

Acquisitions boosted consolidated sales by 11.1%. Incremental sales came mainly from the consolidation of Gucci, Yves Saint Laurent and Sergio Rossi in the Luxury Goods division and the results of the Business-to-Business division's active external growth policy, especially Rexel's acquisition of Branch (USA), Guilbert's acquisition of Hutter (Germany) and Pinault Bois & Matériaux' acquisition of François and Mullet (France).

International sales surged by 41% compared to the first half of 1999 and represented 52.3% of consolidated sales.

All of the product families recorded double-digit growth. Sales of apparel and accessories (25% of consolidated sales) were up by 43.7%, electrical and electronic equipment sales were up 24.1% and household equipment sales grew 16.2%.

Retail division sales expanded by 13%, including sales by the newly-consolidated Conforama stores which were previously franchised, and by recently-acquired Surcouf which was consolidated as from 1 April 2000. On a comparable structure and exchange rate basis, sales growth came to 8.3% versus 4.2% in first-half 1999. This robust performance was attributable to the continued high level of consumer spending in France, the impact of Fnac and Conforama international store openings, strong sales by Redcats outside France, particularly by the Brylane and Redoute catalogues and stores.

The **Credit and Financial Services division** companies were fully consolidated for the first time and their revenue now includes that of Banque Générale du Commerce. Revenue for first-half 2000, corresponding to interest charged to customers, totalled € 382.2 million (FF 2,507 million), up 9.3% on a comparable structure and exchange rate basis on the same period of 1999. Average outstanding interest-bearing Consumer Loans at 30 June 2000 were 11.6% above the year-earlier figure, based on a comparable structure and constant exchange rates. Outside France, growth was particularly strong in Benelux, Scandinavia and the UK. The division operates in 10 European countries.

Business-to-Business sales grew 21.2%, reflecting the positive effects of the active external growth policies implemented throughout the division, and organic growth of 5.6%. Highlights of the period included Rexel's acquisition of Branch in the United States, Guilbert's first-time consolidation of Hutter in Germany, and further external growth initiatives by Pinault Bois & Matériaux in France.

Luxury Goods sales for the six months from November 1999 to April 2000 – corresponding to fourth quarter 1999 and first quarter 2000 sales by the Gucci Group – expanded 15% on a comparable structure and exchange rate basis. During the period Gucci moved up a gear in the United States, Europe and Japan, achieving a significant increase in sales of its flagship fine leather goods ranges (handbags, small leather products and suitcases) and its ready-to-wear range. Published sales included sales by Yves Saint Laurent and Sergio Rossi as from the last quarter of 1999, representing a total of USD 237 million. Boucheron, which was acquired in May, is consolidated in the Gucci accounts as from 30 June 2000.

Internet sales amounted to € 67.1 million (FF 440 million), representing 0.6% of the Group's total first half sales, versus 0.2% for the same period of 1999. The growth in e-commerce revenues was driven by Redcats and Guilbert, with increases of 587.5% and 510%, respectively. On-line sales by Fnac moved up a gear in the second quarter.

- **Operating income amounted to € 791.1 million (FF 5,189 million), representing an increase of 35.1%. Operating margin rose by 0.5 point to 7% from 6.5% for the first half of 1999.** This improvement reflected a 28.8% growth in gross margin, driven in particular by the consolidation of the high-margin Luxury Goods business over a period of 6 months compared to 3 months in the first half of 1999, as well as by further productivity gains in the Retail and Business-to-Business divisions. The cost of store openings, new concept launches and Internet developments shaved 0.4 point from the operating margin. Without development costs, the operating margin would have stood at 7.4%.

Consolidated operating income and operating margin	*Operating income*		*Change*	*Operating income*	
	30 June 2000	*30 June 1999*		*30 June 2000*	*30 June 1999*
	(in € millions)				
Retail	212.7	161.5	+ 31.7%	4.4%	3.8%
Credit and Financial Services	116.6	108.2	+ 7.7%	30.5%	32.0%
Business-to-Business	305.5	268.8	+ 13.7%	6.0%	6.4%
Luxury Goods	178.2	55.9	+ 218.5%	18.4%	22.6%
Internet	(20.4)	(9.8)	n/a	n/a	n/a
Holdings	(1.5)	1.1	n/a	n/a	n/a
Total	791.1	585.7	+ 35.1%	7.0%	6.5%

The **Retail division's** operating margin increased by 0.6 point to 4.4% of sales for the six months ended 30 June 2000. This improvement reflected productivity gains, which more than offset the impact of the increased number of store openings by both Fnac and Conforama in France and internationally.

The **Credit and Financial Services division's** operating margin stood at 30.5% for the first half of 2000, compared to 32% for the year-earlier period. The key factor underlying this evolution was higher refinancing costs.

The **Business to Business division'**s operating margin also suffered a slight downturn, to 6.0% from 6.4% for the first half of 1999. The growth in consolidated operating income driven by the strong performances of Rexel and Pinault Bois & Matériaux, was eroded by Guilbert and CFAO, whose performances were affected by difficult market conditions.

The high operating margin of the **Luxury Goods division** contributed to the growth in consolidated operating income. The division's operating margin declined to 18.4% for the six months ended 30 June 2000 from 22.6 % for the year-earlier period, due to the consolidation of newly-acquired companies with lower margins.

The **Internet division's** operating loss of € 20.4 million (FF 134 million) was in line with Group forecasts.

- **Operating income before tax, depreciation and amortisation (EBITDA)** amounted to 8.6% of sales for the first half of 2000, up 35.6% on the same period in 1999.

Net income	*30 June 2000*	*30 June 1999*	*Change*
	(in € millions)		
Operating income	791.1	585.7	+ 35.1%
Net financial expenses	(122.7)	(76.5)	+ 60.4%
Income taxes	(170.9)	(139.7)	+ 22.4%
Share in earnings of equity affiliates	2.4	2.4	0.0%
Amortisation of goodwill	(51.5)	(47.5)	+ 8.3%
Net income before minority interests	429.5	309.8	+ 38.6%
Minority interests	158.9	89.9	+ 76.6%
Attributable net income	270.6	219.9	+ 23.1%

- **Net interest expense** amounted to € 122.7 million (FF 805 million) versus € 76.5 million (FF 502 million) for the first half of 1999. The key reasons for the 60.4% increase were the Group's ambitious capital spending and especially external growth programs, including Gucci's acquisitions of Yves Saint Laurent and Sergio Rossi.

- **Income taxes** for the first half of 2000, including deferred taxes, have been calculated based on the estimated effective tax rate for the full year. The effective rate decreased to 26.3% for the six months ended 30 June 2000 from 28.2% for the year-earlier period.

- **Minority interests** amounted to € 158.9 million (FF 1,042 million), up 76.6%. This increase primarily reflects the fact that Gucci was consolidated over the full period. The increase in the Group's interest in Guilbert in the second half of 1999 served to slightly alleviate this effect.

- **Attributable Net income** after goodwill amortisation increased by 23.1% to € 270.6 million (FF 1,775 million). **Diluted earnings per share** amounted to € 2.28 (FF 14.93), representing a 22.1% rise compared to first-half 1999.

A HEALTHY BALANCE SHEET DESPITE ACTIVE INVESTMENT

Condensed consolidated balance sheet	*30 June 2000*	*30 June 1999*	*31 December 1999*
		(in € millions)	
Fixed assets	10,755.0	8,594.2	9,149.8
Working capital	6,637.1	5,711.2	5,785.4
— of which customer loans	5,079.8	4,449.4	4,604.3
Shareholders' equity (1)	6,822.9	5,995.8	6,433.0
Provisions	830.8	672.5	856.3
Net financial debt	4,658.6	3,187.7	3,041.6
(1) of which Group share	3,925.6	3,354.5	3,718.7

- **Gross operating investments** amounted to € 259 million (FF 1,699 million), representing a rise of 8.2%, due mainly to 15 store openings in the Retail division and 4 in the Luxury Goods division. Out of total capital expenditure, 59% was earmarked for innovations and development and 23% for logistics and information technology.

- **Net financial investments**, in an amount of € 1,607 million (FF 10,541 million), mainly included Gucci's acquisitions of Yves Saint Laurent and Sergio Rossi, Rexel's acquisition of Branch (United States) and the acquisition of 3 Conforama stores which were previously franchised.

- The Group was in a strong **financial position** as of 30 June 2000, with net interest expenses covered 7.4 times by operating income. Net financial debt increased to € 4,658.6 million (FF 30,559 million) at June 30, 2000 from € 3,187.7 million (FF 20,910 million) one year earlier, and shareholders' equity rose by 13.8% to € 6,822.9 million (FF 44,755 million). The net debt-to-equity ratio increased slightly to 0.68 at June 30, 2000 from 0.53 at the end of first-half 1999. Net cash from operating activities before changes in working capital amounted to € 595.3 million (FF 3,905 million), up 32.6% on first-half 1999.

- **Average net indebtedness** was financed at an average interest rate of 3.5%. In the six months ended 30 June 2000, 54% of average indebtedness was at variable rates, compared to 82% in the year-earlier period.

PARENT COMPANY RESULTS

The Company's operating income after interest amounted to FF 941 million for the six months ended 30 June 2000, compared to FF 606 million for first-half 1999. Income before tax stood at FF 887 million for the period ended 30 June 2000, versus FF 599 million for the year-earlier period.

RECENT DEVELOPMENTS

The Group has announced the following developments since the end of the period:

- **Consolidation of Boucheron in Pinault-Printemps-Redoute's accounts (2nd half 2000):** In May, Gucci signed an agreement to acquire Boucheron, one of the world's most prestigious and exclusive makers of jewellery, watches and perfumes.

- **Rexel's acquisition of Westburne:** This transaction, which was announced at the end of July, will raise Rexel to a position among the USA's three largest distributors of electrical equipment. Westburne is the leading distributor of electrical equipment in Canada and one of the leaders in the United States. Its 1999 sales amounted to €1.8 billion (FF 11.7 billion).

- **Conforama's acquisition of a controlling interest in Emmezeta (September):** Emmezeta is Italy's second largest household equipment distributor with 1999 sales of €404 million (FF 2.7 billion). Conforama will use this acquisition to enter the Italian market and become the world's second largest furniture distributor.

- **Public Buyout Offer (July):** Pinault-Printemps-Redoute issued a public buyout offer followed by a compulsory buyout of Guilbert's shares and convertible bonds. The offer closed on July 24, 2000 and Guilbert shares were removed from the list of stocks traded on the Premier Marché at the end of trading on 25 July 2000.

- **Employee Stock Ownership Plan:** VIA is the Pinault-Printemps-Redoute Group's first Employee Stock Ownership Plan. Nearly 90% of Group employees worldwide will be eligible to participate in the Plan. The first tranche in June applied to 47,000 employees in France and resulted in the issue of 600,000 shares. The take-up rate was 68%. The second tranche in October applied to Group employees in 15 other countries and two French overseas territories. A total of 200,000 shares will be offered for the international subscription which was due to be finalised on 15 December 2000. The take up rate internationally was 20%, resulting in the subscription by one out of two eligible employees to the VIA program in 2000. The whole plan represents 0.5% of the Group's capital stock.

- **Pinault-Printemps-Redoute debenture loan:** Pinault-Printemps-Redoute has issued €250 million worth of bonds paying interest at the EONIA (European Overnight Index Average) rate, due 2002.

- **Gucci Litigation:** On 27 September 2000, as expected, the Dutch Supreme Court decided, on purely procedural grounds, to annul and refer back to the Enterprise Chamber of the Amsterdam Court its decision of 27 May 1999. The referral is to the same court that previously upheld the PPR-Gucci transaction, and accordingly both PPR and Gucci are confident that if the Enterprise Chamber reconsiders the matter, their strategic alliance will remain intact. As part of its defence against LVMH, Gucci filed a counterclaim in the district court requesting the court to rule that LVMH, the largest supplier of luxury retail leather goods in the world and a significant minority shareholder of Gucci, one of its leading competitors, is abusing its dominant position by exercising anti-competitive influence over Gucci's business. Accordingly, Gucci has asked the Court to require the orderly divestiture of LVMH's shareholding in Gucci. On 27 November 2000 Gucci was officially informed by LVMH that it had applied to the Enterprise Chamber to seek annulment of the Gucci-PPR strategic alliance, arguing notably that "an enormous number of stock options" to Gucci's President, Domineco De Sole, and its designer, Tom Ford, had been granted secretly. On 29 November, LVMH announced its intention to refer the stock option attribution issue to the US Securities and Exchange Commission. On 28 November 2000, both Gucci and PPR announced their intention to initiate defamation proceedings against LVMH by virtue of its unfounded allegations which put into question the integrity of Gucci directors. These proceedings were formally initiated on 8 December. On 30 November, LVMH announced that it would introduce defamation suits against Mr. Serge Weinberg, President of PPR, and Mr. Domenico De Sole, President of Gucci, based on their statements to the press regarding their suit against LVMH that LVMH deems "inexact and defamatory". On 25 January 2001, the Enterprise Chamber heard oral arguments regarding LVMH's request that an investigation be ordered concerning the conditions in which PPR entered into the share capital of Gucci. The court is expected to render its decision on 8 March 2001.

- **Guilbert acquires the European activities of Boise Cascade Office Products (USA).** On 28 September, Guilbert strengthened its leadership in Europe by acquiring the European activities of Boise Cascade Office Products, one of the worldwide leaders in the distribution of office supplies. In addition, the parties

have planned to develop an international joint venture to become one of the leading international networks in service and distribution to companies in the office supply market.

- **Pinault-Printemps-Redoute and 9 Telecom, a subsidiary of Telecom Italia, are forming a strategic alliance for Internet service provision.** On 22 November 2000, the Pinault-Printemps-Redoute group announced that it had signed a long-term strategic agreement with 9 Telecom enabling the two groups to open up joint development prospects in the general public Internet domain, and specifically to jointly pursue the development of the Internet service provider Mageos, in the context of the transfer of the internet access services of PPRI to 9 Telecom.

- **Kertel:** On 25 November 2000, Pinault-Printemps-Redoute announced that it would not proceed with the agreements concluded with Landtel last July in respect of the acquisition by Landtel of Pinault-Printemps-Redoute telecommunications operator subsidiary Kertel. Under these agreements, which were disclosed by Landtel on 19 July 2000, Landtel should have acquired 75% of Kertel's share capital on 10 October 2000. Pinault-Printemps-Redoute took notice of Landtel's non-implementation of its commitments, took a number of conservatory measures authorised in Court vis-a-vis Landtel and undertook a legal proceeding concerning the substance for indemnification before the International Chamber of Commerce. In any event, the continuity of the Kertel company will be insured. Pinault-Printemps-Redoute Group has informed the French Telecommunications Authority (Autorité de Régulation des Télécommunications – ART).

- **Gucci Group announces partnership with Alexander McQueen.** On 4 December 2000, Gucci Group N.V. announced that it has signed a definitive agreement to develop the luxury designer label "Alexander McQueen" in conjunction with Mr. Alexander McQueen. The agreement is for Gucci Group to acquire 51% of the business, with Mr McQueen holding the rest. Mr McQueen has entered into a long-term arrangement to serve as the Creative Director of the new business effective immediately; this relationship will become exclusive upon the expiry in October 2001 of his other current creative responsibilities.

- **Pinault-Printemps-Redoute announce 2000 sales results.** On 24th January 2001, Pinault-Printemps-Redoute issued a press release announcing its unaudited consolidated sales results of €24.8 billion (FRF 162.4 billion) or the year ended 31st December 2000 and setting out figures for the Retail, Credit and Financial Services, Business to Business and Luxury Goods Divisions. The press release noted that the consolidated sales had increased from the previous year and also highlighted strong organic growth both in France and international markets, major contributions from acquisitions in the Business to Business and Luxury Goods Divisions, and a sharp acceleration in e-commerce sales.

- **Pinault-Printemps-Redoute and ABN AMRO agree a joint venture in the French retail savings and investment market.** On 29th January 2001, Finaref, the Credit and financial services division of the Pinault-Printemps-Redoute group, announced its buy back of CARDIF's 40% holding in the Finaref Vie and Finaref Risques Divers companies, at the end of a partnership period that expired on 31 December 2000. On the same date, Pinault-Printemps-Redoute, through Finaref, and the international bank ABN AMRO announced that an agreement in principle has been reached on the creation of a joint venture that will focus on the savings and investment needs of French retail customers. The joint venture will take the form of a 49% stake taken by ABN AMRO in Banque Générale de Commerce (BGC) (which was acquired by Finaref in November 1999). The joint venture will be finalised once the usual due-diligence procedures have been satisfactorily completed, and is subject to approval from the appropriate regulatory authorities and the opinion of the BGC staff council. The target date for the launch of the joint venture is the third quarter 2001 and it aims to service some 500,000 customers over the next five years.

FINANCIAL STATEMENTS OF PINAULT-PRINTEMPS-REDOUTE FOR THE YEARS ENDED 31 DECEMBER 1998 AND 1999

For further information with respect to the financial statements of Pinault-Printemps-Redoute for the years ended 31 December 1998 and 1999, please refer to the Issuer's 1999 Annual Report.

SEMI-ANNUAL FINANCIAL STATEMENTS OF PINAULT-PRINTEMPS-REDOUTE FOR THE HALF YEAR ENDED 30 JUNE 2000

For further information with respect to the semi-annual financial statements of Pinault-Printemps-Redoute for the half years ended 30 June 1999 and 2000, please refer to the information contained in the Issuer's Interim Report 2000.

CONSOLIDATED CAPITALISATION TABLE

	*2000**	*1999*	*1998*	*1997*
Short-term debt				
Short-term borrowings	22,645	15,476	11,181	10,627
Current portion of long-term debt	14,691	9,556	2,539	2,233
	37,336	25,032	13,720	12,860
Long and medium term debt				
PPR indexed bonds due 2005 FRF 700,000,000	700	700	700	0
PPR 5.20% bonds due 2005 FRF 2,000,000,000	2,000	2,000	2,000	0
PPR O.C.E.A.N.E. due 2003 EUR 1,094,564,768	7,180	7,180	0	0
REXEL convertible bonds due 2002 FRF 1,357,942,550	376	376	374	385
REXEL indexed bonds due 2008 FRF 300,000,000	300	300	300	0
REXEL 4.80% bonds due 2004 FRF 1,200,000,000	1,200	1,200	1,200	0
GUILBERT convertible bond due 2004 FRF 855,839,760	0	0	674	0
REXEL 6.75% OBSA due 1998 FRF 700,000,000	0	0	0	565
Capitalized lease obligation	1,144	73	79	5
Other long term debt	59,766	23,731	9,397	8,294
Current portion of long term debt	-14,691	-9,556	-2,539	-2,233
	57,975	26,003	12,185	7,016
Total indebtedness	95,311	51,035	25,906	19,875
Deferred income taxes	—	823	421	352
Stockholder's equity – Group share				
Share capital	2,376	2,384	2,349	2,242
Additional paid-in capital	8,800	9,442	7,810	4,355
Cumulative translation adjustments	2,880	1,661	-910	-246
Consolidated reserves	9,919	6,782	7,661	8,385
Attributable net income for the year / the half-year 2000	1,775	4,104	3,331	2,853
	25,750	24,373	20,241	17,589
Minority interests	19,005	17,313	4,081	2,355
Consolidated shareholder's equity	44,755	41,686	24,322	19,944
TOTAL CAPITALISATION	140,066	93,544	50,649	40,171

* As at 30th June 2000: Consolidated interim financial statements based on Auditor's limited review

The consolidated interim financial statements have been prepared in accordance with the new consolidation methods and with Accounting Standards Committee (CRC) standard 99-02 of june 22, 1999 and with the opinion of the French National Accounting Board ("Conseil National de In Comptabilité") on interim financial statements.

The main changes in accounting method resulting from the adoption of the new standards concern:

- the full consolidation of the Credit and Financial Services division companies, which were previously accounted for by the equity method;
- the capitalization of finance leases.

There has been no material change in the capitalisation of the Issuer since 30th June, 2000, except in all instances, for increases, decreases or losses which are disclosed in this Offering Circular under the heading "Recent Developments".

MANAGEMENT STRUCTURE OF PINAULT-PRINTEMPS-REDOUTE

Supervisory Board

René de la Serre	*Chairman*
François Pinault	*Vice-Chairman*
Patricia Barbizet	
Jean-Yves Durance	
Patrick Duverger	
François Henrot	
Philippe Lagayette	
Alain Minc	
François-Henri Pinault	
Baudouin Prot	
Bruno Roger	

Management Board

Serge Weinberg	*Chairman*
Per Kaufmann	
Alain Redheuil	
André Guilbert	
Hartmut Krämer	

Executive Committee

Jean-Paul Giraud	*Chairman and CEO of FNAC*
Per Kaufmann	*Chairman of the Management Board and CEO of France Printemps and of Conforama*
Yves Barraquand	*Deputy CEO, cross-functional resources*
Vincent de La Vaissière	*Vice-President of the Group, Corporate Communications*
Alain Viry	*Chairman and CEO and CFAO*
François Potier	*Vice-President of the Group, Human Resources*
Serge Weinberg	*Chairman of the Management Board and CEO of Pinault-Printemps-Redoute*
Alain Redheuil	*Chairman and CEO of Rexel*
Harmut Krämer	*Chairman and CEO of Redcats*
Jean-Charles Pauze	*Chairman of the Management Board and CEO of Guilbert*
Jean-François Nebel	*Chairman of the Management Board and CEO of PPR Interactive*
Alain van Groenendael	*Chairman and CEO of the Credit and Financial Services division*
Thierry Falque-Pierrotin	*Chairman and CEO of Pinault Bois & Matériaux*
Patrice Marteau	*Corporate Secretary and CFO of the Group*
Thomas Kamm	*Vice-President for Corporate Affairs*
Frank Leproux	*Director, Plänning and Strategic Studies Department*

Stockholder's Equity

At December 31, 2000, the Company's share capital amounted to FF 2,375,586,100, divided into 118,779,305 common shares with a par value of FF 20 each, all fully paid-up.

Breakdown of share capital

As at December 31, 2000, Artémis, a French *société anonyme* owned 45.1% of the issued share capital of the Company and 58.9% of the voting rights of the Company.

The following tables set forth information as of December 31, 2000:

Identity of Person or Group	*Number of voting rights*	*Percentage*
Artémis	58.9%	45.1%
Guilbert-Cuvelier	4.0%	2.9%
PPR	—	1.7%
Public	37.1%	50.3%
Total	100%	100%

Summary of Programme Agreement

Subject to the terms and on the conditions contained in a Programme Agreement dated 27th February, 2001 (the "**Programme Agreement**") between the Issuer, the Initial Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuer to the Initial Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Initial Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Programme Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer will, unless otherwise agreed, pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by it. The Issuer has agreed to reimburse the Arranger for their expenses incurred in connection with the establishment of the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Pricing Supplement.

The Programme Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

France

The Programme Agreement contains a full description of the selling restrictions that may apply in France with respect to a particular issue of Notes and the paragraphs set out below apply only to issues of Notes ("obligations") in euro (whether on a syndicated or non-syndicated basis).

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in France to qualified investors (*investisseurs qualifiés*) as defined in and in accordance with articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and *décret* no. 98-880 dated 1st October, 1998.

Investors in France may only participate in the issue of Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1st October, 1998. Notes may only be issued, directly or indirectly, to the public in France in accordance with articles L.411-1 and L.411-2 of the *Code Monétaire et Financier*.

If necessary these selling restrictions will be supplemented in the relevant Pricing Supplement.

United States

The Notes have not been and will not be registered under the U.S. Securities Act of 1933 as amended (the "**Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Materialised Bearer Notes having a maturity of more than one year are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Dealer has agreed that, except as permitted by the Programme Agreement, it will not offer, sell or deliver the Notes of any identifiable Tranche within the United States or to, or for the account or benefit of any U.S. person, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the Issuer, by the Fiscal Agent, or in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to Notes which have a maturity of one year or more, it has not offered or sold and will not offer or sell prior to the date six months after their date of issue any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

(iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

Germany

In connection with the initial placement of any Notes in Germany, each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will offer and sell such Notes (i) unless otherwise provided in the relevant subscription agreement or the applicable Pricing Supplement in the case of an issue made on a syndicated basis, only for an aggregate purchase price per purchaser of at least DM 80,000 (or its equivalent in euro or any other currency) or such other amount as may be stipulated from time to time by applicable German law or (ii) as may otherwise be permitted in accordance with applicable German law.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**"). Accordingly, each of the Dealers has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "**resident of Japan**" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief after making reasonable enquiries) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any of the other Dealers shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

These selling restrictions may, in connection with an issue of Notes, be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement in respect of the Notes to which it relates or in a supplement to this Offering Circular.

With regard to each Tranche, the relevant Dealer(s) will be required to comply with such other restrictions as the Issuer and the relevant Dealer(s) shall agree and as shall be set out in the relevant Pricing Supplement.

TAXATION

France

Payments in respect of Notes issued by the Issuer will be made without withholding or deduction for, or on account of, taxes imposed by or on behalf of France as provided by article 131 *quater* of the French General Tax Code (*code général des impôts*) if the Notes are issued outside France. Notes constituting "*obligations*" under French law will be issued (or deemed to be issued) outside France:

(i) in the case of syndicated or non-syndicated issues of Notes, if they are denominated in euro;

(ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, inter alia, the Issuer and the relevant Dealers agree not to offer the Notes to the public in France. Such securities may be offered in France only through an international syndicate to "qualified investors" (*investisseurs qualifiés*) as described in articles L.411-1 and L.411-2 of the *Code Monétaire et Financier;* or

(iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers is domiciled or resident for tax purposes outside France,

in each case, as more fully set out in the Circular of the *Direction Générale des Impôts* dated 30th September, 1998.

The French tax regime applicable to Notes which do not constitute "obligations" will be set out in the relevant Pricing Supplement.

Proposed EU Savings Directive

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments, and subject to the proposals not being required to be applied to Notes issued before 1st March, 2001. The proposals are not yet final, and they may be subject to further amendment and/or clarification.

FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Tranche is set out below:

Pricing Supplement

PINAULT PRINTEMPS REDOUTE

€ 1,500,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: [●]
TRANCHE NO: [●]
[Brief Description and Amount of Notes]

Issue Price: [●] per cent.

[Name(s) of Dealer(s)]

The date of this Pricing Supplement is [●].

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27th February, 2001 issued in relation to the €1.5 billion Euro Medium Term Note Programme of Pinault Printemps Redoute for the issue of Notes. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

[Except as disclosed in this document, there/There] has been no significant change in the financial or trading position of the Issuer since [date of last consolidated audited accounts or interim accounts (if later)] and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since [date of last published annual accounts].[1]

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be [further] supplemented or to be updated in the context of the issue and offering of the Notes.[2]

Signed:

Authorised Officer

[In connection with this issue, [name of Stabilising Agent] may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.][3]

[THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997]

[The Notes constitute [commercial paper] shorter/longer term debt securities][4] issued in accordance with regulations made under section 4 of the Banking Act 1987. The Issuer of the Notes is Pinault Printemps Redoute, which is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with the Notes has not been guaranteed by an authorised institution or a European authorised institution.[5]

[The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; [and] (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due, [and (d) has complied and will continue to comply with its obligations under the Banking Act 1987 (Exempt Transactions) Regulations 1997 to lodge all relevant information in relation to the Notes with the London Stock Exchange Plc][6].][7]

---

1 N.B. If any such change is disclosed in the Pricing Supplement, it will require approval by the Stock Exchange(s). Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in Pricing Supplement.

2 Any issue of Notes constituting *obligations* must be authorised by a resolution of the shareholders of the Issuer, the shareholders may delegate their powers to the *Directoire* of the Issuer which may in turn sub-delegate its power to its *Président* or another member of the *Directoire*.

3 Delete if there is no Stabilising Agent.

4 Include "commercial paper" if Notes must be redeemed before their first anniversary. Include "shorter" if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include "longer" if the Notes may not be redeemed before their third anniversary.

5 Unless otherwise permitted, text to be included for all Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are accepted by the Issuer in the United Kingdom.

6 Only for issues denominated in Sterling.

7 Unless otherwise permitted, text to be included for all Notes which are to be listed on the London or any other EEA Stock Exchange. The text would not be required if the Issuer is relying on Regulation 13(4)(c) to (g) of the Regulations.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1. Issuer:	Pinault Printemps Redoute
2. (i) Series Number:	[●]
(ii) [Tranche Number:	[●]
(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)].	
3. Specified Currency or Currencies:	[●]
4. Aggregate Nominal Amount:	
(i) Series:	[●]
(ii) Tranche:	[●]
5. (i) Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
(ii) [Net proceeds:	[●] (*Required only for listed issues*)]
6. Specified Denomination(s):	[●] (*one denomination only for Dematerialised Notes*) [●]
7. (i) Issue Date:	[●]
(ii) [Interest Commencement Date (if different from the Issue Date):	[●]
8. Maturity Date:	[*Specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year*]
9. Interest Basis:	[●] per cent. Fixed Rate] [*specify reference rate*] +/- [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (*specify*)] (further particulars specified below)
10. Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Party Paid] [Instalment] [Other (*specify*)]
11. Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12. Options:	[Issuer Call] [(further particulars specified below)] [*Other Option specify details of provisions*] [*Other Option specify details of provisions*]

13. Listing:	[Luxembourg/Other (*specify*)/None]
14. Method of distribution:	

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions	[Applicable/Not applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Rate [(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in a year]
(ii) Interest Payment Date(s):	[●] in each year
(iii) Fixed Coupon Amount[(s)]:	[●] per [●] in nominal amount
(iv) Broken Amounts:	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate*]
(v) Day Count Fraction (Condition 5(a)):	[●] *(Consider if day count fraction for euro denominated issues should be on an Actual/Actual-ISDA or Actual/Actual-ISMA basis)*
(vi) Determination Date(s) (Condition 5(a)):	[*Insert day(s) and month(s) on which interest is normally paid (if more than one, then insert such dates in the alternative) in each year*][8]
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
16. Floating Rate Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate for Notes denominated in euro)*
(i) Specified Period(s)/Specified Interest Payment Dates:	[●]
(ii) Business Day Convention:	[Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(iii) Additional Business Centre(s) (Condition 5(a)):	[●]
(iv) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(v) Interest Period Date(s):	[Not Applicable/*specify dates*]
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent:)	[●]

(vii) Screen Rate Determination (Condition 5(c)(iii)(b)):	
— Relevant Time:	[●]
— Interest Determination Date	[[●] [*TARGET*] *Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]*]
— Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
— Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
— Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
— Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
— Representative Amount:	[*specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
— Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
— Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
(viii) ISDA Determination (Condition 5(c)(iii)(a)):	
— Floating Rate Option:	[●]
— Designated Maturity:	[●]
— Reset Date:	[●]
— ISDA Definitions: (if different from those set out in the Conditions):	[●]
(ix) Margin(s):	[+/-][●] per cent. per annum
(x) Minimum Rate of Interest:	[●] per cent. per annum
(xi) Maximum Rate of Interest:	[●] per cent. per annum
(xii) Day Count Fraction (Condition 5(a)):	[●]
(xiii) Rate Multiplier:	[●]
(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[●]

17.	Zero Coupon Note Provisions	Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Amortisation Yield (Condition 6(e)(i)):	[●] per cent. per annum
(ii)	Day Count Fraction (Condition 5(a)):	[●]
(iii)	Any other formula/basis of determining amount payable:	[●]
18.	Index Linked Interest Note Provisions	[Applicable/Not Applicable] (*If not applicable delete the remaining sub-paragraphs of this paragraph*)
(i)	Index/Formula:	[Give *or* annex *details*]
(ii)	Calculation Agent responsible for calculating the interest due:	[●]
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●]
(iv)	Specified Period(s)/Specified Interest Payment Dates:	[●]
(v)	Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(vi)	Additional Business Centre(s) (Condition 5(a)):	[●]
(vii)	Minimum Rate of Interest:	[●] per cent. per annum
(viii)	Maximum Rate of Interest:	[●] per cent. per annum
(ix)	Day Count Fraction (Condition 5(a)):	[●]
19.	Dual Currency Note Provisions	[Applicable/Not Applicable] *If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Rate of Exchange/Method of calculating Rate of Exchange:	[*Give details*]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[●]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange is impossible or impracticable:	[●]
(iv)	Person at whose option Specified Currency(-ies) is/are payable:	[●]
(v)	Day Count Fraction (Condition 5(a)):	[●]

PROVISIONS RELATING TO REDEMPTION

20. Call Option		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[●]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
	(iii) If redeemable in part:	[●]
	(a) Minimum nominal amount to be redeemed:	[●]
	(b) Maximum nominal amount to be redeemed:	[●]
	(iv) Description of any other Issuer's option:	[●]
	(v) Notice period (if other than as set out in the Conditions):	[●]
21. Put Option		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[●]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
	[(iii) Option Exercise Date(s):	[●]]
	(iv) Description of any other Noteholders' option:	[●]
	(v) Notice period (if other than as set out in the Conditions):	[●]
22. Final Redemption Amount		[Nominal amount/Other/See Appendix]
23. Early Redemption Amount		*Noteholder*
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[●]
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(f)):	[Yes/No]
	(iii) Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	[Yes/No/Not applicable]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Forms of Notes:	[Dematerialised Notes/Materialised Notes] (*Materialised Notes are only in bearer form*) [*Delete as appropriate*]
(i) Form of Dematerialised Notes:	[Not Applicable/*if Applicable specify whether]* [Bearer dematerialised form *(au porteur)*/Registered dematerialised form (*au nominatif*)]
(ii) Registration Agent:	[Not Applicable/if Applicable give name and details] (Note that a Registration Agent must be appointed in relation to Registered Dematerialised Notes only)
(iii) Temporary Global Certificate:	Temporary Global Certificate exchangeable for Definitive Materialised Bearer Notes on [●] (the "Exchange Date"), being 40 days after the Issue Date subject to postponement as provided in the Temporary Global Certificate
(iv) Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable] (Only applicable to Materialised Notes)
25. Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates:	[Not Applicable/ *Give details]. (Note that this item relates to the place of payment, and not interest period end dates, to which item 17(iii) relates)*
26. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No/Not Applicable. If yes, give details] (*Only applicable to Materialised Notes*)
27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	[Not Applicable/*give details*]
28. Details relating to Instalment Notes:	[Not Applicable/give details]
(i) Instalment Amount(s):	[●]
(ii) Instalment Date(s):	[●]
(iii) Minimum Instalment Amount:	[●]
(iv) Maximum Instalment Amount:	[●]
29. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions [in Condition 1(d)] [annexed to this Pricing Supplement] apply]
30. Consolidation provisions:	[Not Applicable/The provisions [in Condition 14(b)] [annexed to this Pricing Supplement] apply]
31. *Masse* (Condition 11):	[Applicable/Not Applicable/Condition 11 replaced by the full provisions of Articles L.210-1 and following of the French *Code du Commerce* (formerly Law no. 66-537) relating to the Masse] (*Note that: (i) in respect of any Tranche of Notes issued outside France, Condition 11 may be waived, amended or supplemented, and (ii) in respect of any Tranche of Notes issued inside France, Condition 11 must be waived in its entirety and replaced by the provisions of Articles L.210-1 and following of the Code du Commerce relating to the Masse. If Condition 11 (as it may be amended or supplemented) applies, or if the full provisions of Articles L.210-1 and following of the Code du Commerce apply, insert details of Representative and Alternative Representative and remuneration, if any*)

32. Other terms or special conditions:	[Not Applicable/*give details]*

DISTRIBUTION

33. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
(iii) Dealer's Commission:	[●]
34. If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
35. Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

36. ISIN Code:	[●]
37. Sicovam Number:	[●] (*specify if Euroclear France acting as Central Depository*)
38. Common Code:	[●]
39. Depositary(ies)	
(i) Euroclear France to act as Central Depositary:	[Yes/No]
(ii) Common Depositary for Euroclear and Clearstream, Luxembourg:	[Yes/No]
40. Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
41. Delivery:	Delivery [against/free of] payment
42. The Agents appointed in respect of the Notes are:	[●]

GENERAL

The aggregate principal amount of Notes issued has been converted into euro at the rate of [●], producing a sum of:	[Not Applicable/euro [●]] (*Only applicable for Notes not denominated in euro*)

GENERAL INFORMATION

(1) In connection with the application to list the Notes under the Programme on the Luxembourg Stock Exchange a legal notice relating to the issue of the Notes and copies of the *statuts* of the Issuer will be deposited with the Chief Registrar of the District Court in Luxembourg ("*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*") where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated to the Programme the number 12497 for listing purposes.

(2) The Issuer has obtained all necessary corporate and other consents, approvals and authorisations in the Republic of France in connection with the establishment of the Programme. The establishment of the Programme was authorised by a decision of the *Directoire* (Management Board) of the Issuer made on 17th January, 2001. Any issuance of Notes under the Programme, to the extent that such Notes constitute obligations, require the prior authorisation of the *Assemblée Génerale Ordinaire* (Ordinary General Meeting) of the shareholders of the Issuer or of the Directoire acting by delegation from the *Assemblée Générale Ordinaire* of the shareholders. For this purpose the Directoire benefit from an authority granted on 8th December, 1999 by the *Assemblée Générale Ordinaire* of the shareholders to issue Notes to a maximum aggregate amount of €2,000,000,000 for five years (unless previously cancelled) from the *Assemblée Générale Ordinaire* of 8th December, 1999. The *Directoire* may delegate to its *Président* all powers to determine the terms and conditions of the Notes.

(3) Except as disclosed in this Offering Circular, there has been no material adverse change in the condition (financial or other), prospects, results of operations or general affairs of the Issuer or the Group since the date of the last audited financial statements as published in the *Bulletin des Annonces Légales Obligatoires*.

(4) Except as disclosed in this Offering Circular, neither the Issuer nor any member of the Group is or has been involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor so far as the Issuer is aware is any such litigation or arbitration pending or threatened.

(5) Each Definitive Materialised Bearer Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

(6) Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code, the International Securities Identification Number (ISIN) and (where applicable) the Sicovam number or the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement.

(7) For so long as Notes issued under the Programme are outstanding, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection at, or in the case of the documents referred to at (iv) and (v) below may be obtained from, the office of the Fiscal Agent or of each of the Paying Agents:

  (i) the Agency Agreement (which includes the form of the Lettre Comptable, the Temporary Global Certificates, the Definitive Materialised Bearer Notes, the Coupons, the Receipts and the Talons);

  (ii) the Programme Agreement;

  (iii) the *statuts* of the Issuer;

  (iv) each Pricing Supplement for Notes that are listed on the Luxembourg Stock Exchange or any other stock exchange;

  (v) a copy of this Offering Circular together with any Supplement to this Offering Circular or further Offering Circular; and

  (vi) a copy of the subscription agreement for Notes issued on a syndicated basis that are listed on the Luxembourg Stock Exchange or any other stock exchange if the rules of that stock exchange so require.

(8) For so long as Notes issued under the Programme are outstanding, the following documents will be available free of charge, during usual business hours on any weekday (Saturdays and public holidays excepted), at the office of the Fiscal Agent or of each of the Paying Agents: (i) the published annual report and audited non-consolidated and consolidated accounts of the Issuer for the two financial years ended 31 December 1998 and 1999, (ii) any further published annual report(s) and audited non-consolidated and consolidated accounts of the Issuer for subsequent years and (iii) the most recent non-consolidated and consolidated interim financial statements of the Issuer.

The Issuer publishes, within the time frames required under French law, annual audited accounts as at 31st December in each year and semi-annual unaudited accounts as at 30th June in each year.

(9) Copies of the latest annual report and non-consolidated and consolidated accounts of the Issuer (including any published consolidated interim accounts) (in English and French) (in each case as soon as they are published) may be obtained, and copies of the Agency Agreement will be available, at the specified offices of each of the Paying Agents during normal business hours, so long as any of the Notes is outstanding.

(10) Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom and which are issued pursuant to an exempt transaction under regulation 13(1) or (3) of the Banking Act 1987 (Exempt Transactions) Regulations 1997 (the "**Regulations**") will constitute commercial paper, shorter term debt securities or longer term debt securities (in each case, as defined in the Regulations), as specified in the applicable Pricing Supplement, in each case issued in accordance with regulations made under section 4 of the Banking Act 1987. The Issuer is not an authorised institution or a European authorised institution (as such terms are defined in the Regulations) and repayment of the principal and payment of any interest or premium in connection with such Notes will not be guaranteed by an authorised institution nor a European authorised institution.

In relation to any Notes which are issued pursuant to an exempt transaction under regulation 13(3) of the Regulations where such Notes would fall within regulation 13(4)(a) or (b) of the Regulations:

(a) the Issuer confirms that, as at the date thereof, it has complied with its obligations under the relevant rules (as defined in the Regulations) in relation to the admission to and continuing listing of Tranches under the Programme and of any previous issues made under it and listed on the same exchange as the Programme;

(b) the Issuer confirms that, it will have complied with its obligations under the relevant rules in relation to the admission to listing of such Notes by the time when such Notes are so admitted; and

(c) the Issuer confirms that, as at the date hereof, it has not, since the last publication, if any, in compliance with the relevant rules of information about the Programme, any previous issues made under it and listed on the same exchange as the Programme, or any Notes falling within regulation 13(4)(a) or (b) of the Regulations, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its liability to meet its obligations as issuer in respect of such Note as they fall due.

In relation to Notes which are to be exempt transactions under regulation 13(3) of the Regulations and fall within regulation 13(4)(b) of the Regulations, the Issuer confirms that, as at the date hereof, it has complied and will continue to comply with its obligations under the Regulations to lodge all relevant information (as defined in the Regulations) in relation to any such Notes with the UK Listing Authority.

The information required to be delivered to the UK Listing Authority in respect of any Notes which are to fall within Regulation 13(4)(b) will include (i) this Offering Circular and any supplements to it approved by the Luxembourg Stock Exchange which are required to be delivered before any Notes are offered for sale and (ii) the applicable Pricing Supplement which must be delivered to the UK Listing Authority and the London Stock Exchange plc before the Notes are issued.

(11) European Monetary Union

The third stage of European economic and monetary union commenced on 1st January, 1999 when the value of the euro as against the currencies of the member states participating in the third stage was irrevocably fixed and the euro became a currency in its own right. Each euro is denominated into 100

cents and, for a transitional period of three years, into participating member currencies at the following fixed exchange rates:

Austrian Schilling	13.7603	Irish punt	0.787564
Belgian franc	40.3399	Italian lira	1936.27
Dutch guilder	2.20371	Luxembourg franc	40.3399
Finnish markka	5.94573	Portuguese escudo	200.482
French franc	6.55957	Spanish peseta	166.386
German mark	1.95583		

With effect from 1st January, 2002 the participating member currencies will cease to exist.

Registered Office of the Issuer

Pinault Printemps Redoute
18, place Henri-Bergson
75008 Paris

Arranger

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Dealers

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Crédit Lyonnais
19, boulevard des Italiens
75002 Paris

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Lehman Brothers International (Europe)
One Broadgate
London EC2M 7HA

J.P. Morgan Securities Ltd.
60 Victoria Embankment
London EC4Y 0JP

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Société Générale
Tour Société Générale
92987 Paris la Défense Cedex

Fiscal Agent, Principal Paying Agent and Calculation Agent

BNP PARIBAS LUXEMBOURG
10A, boulevard Royal
L-2952 Luxembourg

Paying Agent

BNP PARIBAS
16, boulevard des Italiens
75009 Paris

Luxembourg Listing Agent

BNP PARIBAS LUXEMBOURG
10A, boulevard Royal
L-2952 Luxembourg

Auditors to the Issuer

Deloitte et Touche Thomatsu
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine

KPMG Audit
Département de KPMG S.A.
1, Cours Valmy
92923 Paris La Defense Cedex

Legal Advisers

To the Issuer
Debevoise & Plimpton
21, avenue George V
75008 Paris

To the Dealers
Allen & Overy
Edouard VII
26, boulevard des Capucines
75009 Paris

PINAULT PRINTEMPS-REDOUTE

Printed by **Burrups**, a St Ives Company B623788
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo



Pricing Supplement

PINAULT PRINTEMPS REDOUTE

€ 1,500,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: 1
TRANCHE NO:1
€ 250,000,000 Floating Rate Notes due 2002

Issue Price: 100 per cent.

CDC IXIS Capital Markets

The date of this Pricing Supplement is 22 May 2001

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27th February, 2001 issued in relation to the € 1.5 billion Euro Medium Term Note Programme of Pinault Printemps Redoute for the issue of Notes. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31ST December 2000 and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since 31 March 2001

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be [further] supplemented or to be updated in the context of the issue and offering of the Notes.

Signed:

Authorised Officer



The Pricing Supplement has not been submitted to the clearance of the Commission des Opérations de Bourse.

1.	Issuer:	Pinault Printemps Redoute

2.	(i)	Series Number:	1
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro €
4.	Aggregate Nominal Amount:		250,000,000
	(i)	Series:	[•]
	(ii)	Tranche:	[•]
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	€ 249,800,000
6.	Specified Denomination(s):		€ 1000
7.	(i)	Issue Date:	25 May 2001
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		*26 November 2002 subject to adjustment in accordance with the Modified Following Business Day Convention*
9.	Interest Basis:		Euribor 3 mois
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Options:		Not Applicable
13.	Listing:		Luxembourg
14.	Method of distribution:		No Syndicate

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Not applicable
16.	**Floating Rate Provisions**	Applicable

(i)	Specified Interest Payment Dates:	Interest will be payable quaterly in arrear on 26 August, 26 November, 26 February and 26 May in each year commencing on the Interest Payment Date falling on 26 August 2001, up to 26 November 2002. all subject to adjustment in accordance with the Business Day Convention defined in Paragraph 16(ii) below. There will be a first long Interest Period commencing on 25 May 2001up to and including 26 August 2001.
(ii)	Business Day Convention:	Modified Following Business Day
(iii)	Additional Business Centre(s) (Condition 5(a)):	NO
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate determination
(v)	Interest Period Date(s):	Interest Payment Dates
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent:)	BNP Paribas Luxembourg
(vii)	Screen Rate Determination (Condition 5(c)(iii)(b)):	Yes
	– Relevant Time:	11 :00 am Central European Time
	– Interest Determination Date:	2 *TARGET Business Days in Paris prior the first day of each interest Period*
	– Primary Source for Floating Rate:	Telerate Screen Page 248
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	*Euro-Zone*
	– Benchmark:	*3-month EURIBOR*
	– Representative Amount:	*Not Applicable*
	– Effective Date:	*Not Aplicable*
	– Specified Duration:	*Not Applicable*
(ix)	Margin(s):	+ 0.30 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 5(a)):	Actual /360
(xiii)	Rate Multiplier:	Not applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

17. **Zero Coupon Note Provisions** — Not Applicable

18.	**Index Linked Interest Note Provisions**	Not Applicable
19.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount**	Nominal Amount
23.	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
(ii)	Redemption for taxation reasons permitted on days	No

		other than Interest Payment Dates (Condition 6(f)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	Not applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	**Forms of Notes:**		Dematerialised Notes
	(i)	Form of Dematerialised Notes:	Bearer dematerialised form (*au porteur*)
	(ii)	Registration Agent:	Not Applicable
	(iii)	Temporary Global Certificate:	Not Applicable
	(iv)	Applicable TEFRA exemption:	Not Applicable
25.	Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates:		Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Not Applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:		Not Applicable
28.	Details relating to Instalment Notes:		Not Applicable
	(i)	Instalment Amount(s):	Not Applicable
	(ii)	Instalment Date(s):	Not Applicable
	(iii)	Minimum Instalment Amount:	Not Applicable
	(iv)	Maximum Instalment Amount:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		Not Applicable
31.	*Masse* (Condition 11):		Applicable Name and Address of the representative: Mr Christian Le Hir 56, rue de Lille 75007 paris Address of the alternate representative: Mme Marie-Louise Tournès Same address as mentionned above
32.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	0.08 %
34.	If non-syndicated, name of Dealer:		*CDC IXIS Capital Markets*
35.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	FR 0000485997
37.	Sicovam Number:	48599
38.	Common Code:	012970838
39.	Depositary(ies)	
	(i) Euroclear France to act as Central Depositary:	yes
	(ii) Common Depositary for Euroclear and Clearstream, Luxembourg:	No
40.	Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	wiert papier -kenn nummer 650107
41.	Delivery:	Delivery against payment
42.	The Agents appointed in respect of the Notes are:	BNP Paribas Luxembourg

GENERAL

The aggregate principal amount of Notes issued has been converted into euro at the rate of [•], producing a sum of:	Not Applicable

PINAULT
PRINTEMPS-REDOUTE

PRICING SUPPLEMENT

PINAULT PRINTEMPS REDOUTE

€ 1,500,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: 2
TRANCHE NO:2

€ 300,000,000
Floating rate notes due 2004

Issue Price: 99.90 per cent.

HSBC CCF
CMCIC

The date of this Pricing Supplement is 11 July 2001.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27th February, 2001 issued in relation to the € 1.5 billion Euro Medium Term Note Programme of Pinault Printemps Redoute for the issue of Notes. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31December 2000 and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since 31 December 2000

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be supplemented or to be updated in the context of the issue and offering of the Notes.

Signed: Serge WEINBERG

Authorised Officer

THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997

The Notes constitute commercial paper issued in accordance with regulations made under section 4 of the Banking Act 1987. The Issuer of the Notes is Pinault Printemps Redoute, which is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with the Notes has not been guaranteed by an authorised institution or a European authorised institution.

The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; [and] (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due

1.	Issuer:	Pinault Printemps Redoute
2.	(i) Series Number:	2
	(ii) Tranche Number:	2
3.	Specified Currency or Currencies:	€ or EURO
4.	Aggregate Nominal Amount:	
	(i) Series:	300 ,000,000
	(ii) Tranche:	300,000,000
5.	(i) Issue Price:	99.90 per cent of the Aggregate Nominal Amount
	(ii) Net proceeds:	€ 299,325,000
6.	Specified Denomination(s):	€ 1000
7.	(i) Issue Date:	13 July 2001
	(ii) [Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	*13 July 2004*
9.	Interest Basis:	Euribor 3 mois Cf 16 (ix)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	*Not Applicable*
12.	Options:	Not applicable
13.	Listing:	Luxembourg
14.	Method of distribution:	Not syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Not applicable
16.	**Floating Rate Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	July, October, January, April
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s) (Condition 5(a)):	Not Applicable
	(iv) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v) Interest Period Date(s):	July, October, January, April
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent:)	BNP Paribas Luxembourg
	(vii) Screen Rate Determination (Condition 5(c)(iii)(b)):	
	– Relevant Time:	Not Applicable
	– Interest Determination Date:	*TARGET*
	– Primary Source for Floating Rate:	Télérate screen page 248
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable

	– Relevant Financial Centre:	*Euro zone*
	– Benchmark:	*EURIBOR 3 months*
	– Representative Amount:	Not applicable
	– Effective Date:	*Not applicable*
	– Specified Duration:	*Not applicable*
(viii)	ISDA Determination (Condition 5(c)(iii)(a)):	
	– Floating Rate Option:	Not applicable
	– Designated Maturity:	Not applicable
	– Reset Date:	Not applicable
	– ISDA Definitions: (if different from those set out in the Conditions):	Not applicable
(ix)	Margin(s):	+ 0.50 per cent. per annum
(x)	Minimum Rate of Interest:	Not applicable
(xi)	Maximum Rate of Interest:	Not applicable
(xii)	Day Count Fraction (Condition 5(a)):	Actual / 360
(xiii)	Rate Multiplier:	Not applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not applicable
17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index Linked Interest Note Provisions**	Not Applicable
19.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	Not Applicable
21.	**Put Option**	Not Applicable
22.	**Final Redemption Amount**	Nominal amount
23.	**Early Redemption Amount**	*Noteholder*
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not applicable
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(f)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	Not applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	**Forms of Notes:**	Dematerialised Notes

(i)	Form of Dematerialised Notes:	*Applicable* Bearer dematerialised form (*au porteur)*
(ii)	Registration Agent:	*Euroclear France*
(iii)	Temporary Global Certificate:	Temporary Global Certificate exchangeable for Definitive Materialised Bearer Notes on 22 August 2001(the "Exchange Date"), being 40 days after the Issue Date subject to postponement as provided in the Temporary Global Certificate
25.	Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable. *(Only applicable to Materialised Notes)*
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28.	Details relating to Instalment Notes:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	*Masse* (Condition 11):	Initial Representative of the Masse : Françoise Drouet 109 Avenue des Champs Elysées 75008 Paris Substitute Representative : Jérome Pellet 109 Avenue des Champs Elysées 75008 Paris)
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	0.125%
34.	If non-syndicated, name of Dealer:	*HSBC CCF* *CMCIC*
35.	Additional selling restrictions:	Applicable :France, United States, United Kingdom, Germany, Japan

OPERATIONAL INFORMATION

36.	ISIN Code:	FR 0000486615
37.	Sicovam Number:	48661
38.	Common Code:	013227497
39.	Depositary(ies)	
	(i) Euroclear France to act as Central Depositary:	Yes
	(ii) Common Depositary for Euroclear and Clearstream, Luxembourg:	Yes
40.	Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery[against payment
42.	The Agents appointed in respect of the Notes are:	BNP Paribas Luxembourg

GENERAL

The aggregate principal amount of Notes issued has been converted into euro at the rate of [●], producing a sum of:	Not Applicable

PINAULT PRINTEMPS-REDOUTE

(incorporated as a société anonyme in France)

€2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

Under the Euro Medium Term Note Programme described in this Offering Circular (the "**Programme**"), Pinault-Printemps-Redoute ("**PPR**", or the "**Issuer**"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue notes (the "**Notes**"). The aggregate nominal amount of Notes outstanding will not at any time exceed €2,000,000,000 (or the equivalent in other currencies).

This Offering Circular shall, for the purposes of Notes listed on the Luxembourg Stock Exchange, be updated annually.

Application will be made in certain circumstances to list the Notes under the Programme on the Luxembourg Stock Exchange. However, unlisted Notes may be issued pursuant to the Programme. The relevant Pricing Supplement (a form of which is contained herein) in respect of the issue of any Notes will specify whether or not such Notes will be listed and, if so, the relevant stock exchange.

Notes may be issued either in dematerialised form ("**Dematerialised Notes**") or in materialised form ("**Materialised Notes**") as more fully described herein.

Dematerialised Notes will at all times be in book entry form in compliance with Article L.211-4 of the *Code Monétaire et Financier*. No physical documents of title will be issued in respect of the Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be in bearer dematerialised form (*au porteur*) inscribed as from the issue date in the books of Euroclear France, a subsidiary of Euroclear Bank S.A./N.V. ("**Euroclear France**") which shall credit the accounts of Euroclear France Account Holders (as defined in "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination") including the depositary banks for Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**") and for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**") or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder (as defined in Condition 1(c)(iv)), in either fully registered form (*nominatif pur*), in which case they will be inscribed in an account maintained by the Issuer or by a registration agent (designated in the relevant Pricing Supplement) for the Issuer, or in administered registered form (*nominatif administré*) in which case they will be inscribed in the accounts of the Euroclear France Account Holders designated by the relevant Noteholders. Dematerialised Notes which are not dealt in on a regulated market will be in registered dematerialised form (*au nominatif*) only and, at the option of the relevant Noteholder, in either fully registered form or administered form inscribed as aforesaid.

Materialised Notes will be in bearer materialised form only and may only be issued outside France. A temporary global certificate in bearer form without interest coupons attached (a "**Temporary Global Certificate**") will initially be issued in connection with Materialised Notes. Such Temporary Global Certificate will be exchanged for definitive Materialised Notes in bearer form with, where applicable, coupons for interest attached on or after a date expected to be on or about the 40th day after the issue date of the Notes (subject to postponement as described in "Temporary Global Certificates issued in respect of Materialised Bearer Notes") upon certification as to non US beneficial ownership as more fully described herein.

Temporary Global Certificates will (a) in the case of a Tranche intended to be cleared through Euroclear and/or Clearstream, Luxembourg, be deposited on the issue date with a common depositary on behalf of Euroclear and/or Clearstream, Luxembourg and (b) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream, Luxembourg or delivered outside a clearing system, be deposited as agreed between the Issuer and the relevant Dealer (as defined below).

Arranger

Morgan Stanley

Dealers

BNP PARIBAS **Crédit Lyonnais**

Deutsche Bank **JPMorgan** **Lehman Brothers**

Morgan Stanley **SG Corporate & Investment Banking**

The Issuer confirms that this Offering Circular contains all information with respect to the Issuer, the Issuer and its consolidated subsidiaries taken as a whole (the "Group") and the Notes that is material in the context of the issue and offering of the Notes, the statements contained in it relating to the Issuer, the Group and the Notes are in every material respect true and accurate and not misleading, the opinions and intentions expressed in this Offering Circular with regard to the Issuer, the Group and the Notes are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions and that to the best of its knowledge and belief there are no other facts in relation to the Issuer, the Group or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect. The Issuer accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (each as defined in "Summary of the Programme"). Neither the delivery of this Offering Circular nor any offering or sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs or in the financial position of the Issuer or the Group since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Offering Circular and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and include Materialised Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

Investors in France may only participate in the issue of the Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated October 1, 1998. Notes may only be issued, directly or indirectly, to the public in France in accordance with articles L.411-1 and L.411-2 of the *Code Monétaire et Financier*. Persons into whose possession offering material comes must inform themselves about and observe any such restrictions. This Offering Circular does not constitute, and may not be used for or in connection with, an offer to any person to whom it is unlawful to make such offer or a solicitation by anyone not authorised so to act.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers or the Arranger to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Offering Circular. None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular. Neither this Offering Circular nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Offering Circular or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer or the Group during the life of the arrangements contemplated by this Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In this Offering Circular, unless otherwise specified or the context otherwise requires, references to "€", "Euro", "EUR" or "euro" are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended, references to "£", "GBP" and "Sterling" are to pounds sterling, references to "$", "USD" and "US dollars" are to United States dollars, references to "¥", "JPY" and "Yen" are to Japanese yen and references to "CHF" are to Swiss francs.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with any amendments or supplements to this Offering Circular, each relevant Pricing Supplement, the Issuer's *Document de Référence* for the year 2002 filed with the French *Commission des Opérations de Bourse* under number D03-0245, the Issuer's *Document de Référence* update as filed with the French *Commission des Opérations de Bourse* under number D03-0245A01, the most recently published audited consolidated annual accounts and any consolidated interim accounts (whether audited or unaudited) published subsequently to such annual accounts of the Issuer from time to time, each of which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents. All documents incorporated by reference in this Offering Circular may be obtained, free of charge, at the offices of each Paying Agent set out at the end of this Offering Circular during normal business hours so long as any of the Notes are outstanding.

SUPPLEMENTAL OFFERING CIRCULAR

The Issuer has given an undertaking to the Dealers and to the Luxembourg Stock Exchange that if at any time during the duration of the Programme there is a material adverse change affecting any matter contained in this Offering Circular (including the "Terms and Conditions of the Notes") whose inclusion would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Offering Circular, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer or the Group and the rights attaching to the Notes, the Issuer shall prepare an amendment or supplement to this Offering Circular or publish a replacement Offering Circular for use in connection with any subsequent offering of the Notes, submit such amendment or supplement to the Luxembourg Stock Exchange for approval and supply each Dealer with such number of copies of such amendment or supplement as may reasonably be requested. All documents prepared in connection with the listing of the Programme will be available at the specified office of the Paying Agent in Luxembourg.

If the terms of the Programme are modified in a manner which would make this Offering Circular, as so modified, inaccurate or misleading in a material respect, a new offering circular will be prepared.

TABLE OF CONTENTS

STABILISATION

In connection with the issue and distribution of any Tranche (as defined in "Summary of the Programme"), the Dealer (if any) disclosed as the stabilising manager (the "Stabilising Manager") in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, will be carried out in accordance with applicable laws and may be discontinued at any time and must be brought to an end after a limited period.

SUMMARY OF THE PROGRAMME

The following summary is qualified in its entirety by the remainder of this Offering Circular. The Notes will be issued on such terms as shall be agreed between the Issuer and the Relevant Dealer(s) and, unless specified to the contrary in the relevant Pricing Supplement, will be subject to the Terms and Conditions set out on pages 10 to 32.

Issuer: Pinault-Printemps-Redoute

Description: Euro Medium Term Note Programme

Arranger: Morgan Stanley & Co. International Limited

Dealers:
BNP PARIBAS
Crédit Lyonnais
Deutsche Bank AG London
J.P. Morgan Securities Ltd.
Lehman Brothers International (Europe)
Morgan Stanley & Co. International Limited
Société Générale

The Issuer may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Offering Circular to "**Permanent Dealers**" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "**Dealers**" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.

At the date of this Offering Circular, only credit institutions and investment firms incorporated in a member state of the European Union ("**EU**") and which are authorised by the relevant authority of such member home state to lead-manage bond issues in such member state may act (a) as Dealers with respect to non-syndicated issues of Notes denominated in euro and (b) as lead manager of issues of Notes denominated in euro issued on a syndicated basis.

Programme Limit: Up to € 2,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time.

Fiscal Agent and Principal Paying Agent: BNP Paribas Securities Services Luxembourg branch

Paying Agents: BNP Paribas Securities Services

Method of Issue: The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "**Series**") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "**Tranche**") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Offering Circular (a "**Pricing Supplement**").

Maturities: Subject to compliance with all relevant laws, regulations and directives, any maturity from one month from the date of original issue.

Currencies:

The Arranger, each Dealer and the Issuer will, in relation to issues of Notes denominated in euro, comply with the Guidelines provided by the letter dated October 1, 1998 from the French Minister of the Economy, Finance and Industry to the *Président* of the *Association française des établissements de crédit et des entreprises d'investissement* (the "**Euro Guidelines**").

Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on Article 7 of the Federal Law on Banks and Savings Banks of November 8, 1934 (as amended) and Article 15 of the Federal Law on Stock Exchanges and Securities Trading of March 24, 1995 in connection with Article 2, paragraph 2 of the Ordinance of the Federal Banking Corporation on Stock Exchanges and Securities Trading of December 2, 1996. Under such regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (in each case, the "**Swiss Dealer**"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission as per the Federal Law on Stock Exchanges and Securities Trading of March 24, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the relevant issue date for such a transaction.

Denomination(s):

Notes will be in such denomination(s) as may be specified in the relevant Pricing Supplement save that unless otherwise permitted by then current laws and regulations, Notes (including Notes denominated in Sterling) having a maturity of less than one year will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent, see "Subscription and Sale".

Dematerialised Notes shall be issued in one denomination only.

Status of the Notes:

The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by applicable law) equally with all other present or future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Negative Pledge:

There will be a negative pledge in respect of the Notes as set out in Condition 4 – see "Terms and Conditions of the Notes – Negative Pledge".

Events of Default:

There will be events of default (including a cross-default) in respect of the Notes as set out in Condition 9 – see "Terms and Conditions of the Notes – Events of Default".

Redemption Amount:

The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes (including Notes denominated in Sterling) having a maturity of less than one year, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent, see "Subscription and Sale".

Optional Redemption:

The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the

option of the Issuer (either in whole or in part) and/or the Noteholders and if so the terms applicable to such redemption.

Redemption by Instalments: The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Early Redemption: Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes – Redemption, Purchase and Options".

Taxation: Payments in respect of the Notes will be made without withholding or deduction for, or on account of, taxes imposed by or on behalf of the Republic of France as provided by Article 131 *quater* of the French General Tax Code, to the extent that the Notes are issued (or deemed to be issued) outside France.

Notes constituting *obligations* under French law will be issued (or deemed to be issued) outside France (i) if such Notes are denominated in euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France and such Notes are offered in the Republic of France only through an international syndicate to qualified investors (*investisseurs qualifiés*) as described in articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers of the Notes is domiciled or resident for tax purposes outside the Republic of France, in each case as more fully set out in the Circular of the *Direction Générale des Impôts* dated September 30, 1998.

However, if so provided in the relevant Pricing Supplement, Notes constituting *obligations* denominated in currencies other than euro may be issued on a non-syndicated basis and placed with subscribers not all of whom are resident outside the Republic of France. In such cases, the Notes will not benefit from the exemption from deduction at source provided by Article 131 *quater* of the French General Tax Code and payments under such Notes made to a non-French resident will be exempt from withholding or deduction imposed by or on behalf of the Republic of France at source only if the beneficiary of the payment provides certification that he is not resident in the Republic of France, all in accordance with the provisions of Article 125 A III of the French General Tax Code, as more fully described in "Terms and Conditions of the Notes – Taxation" and the Section entitled "Taxation".

The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Pricing Supplement.

Interest Periods and Interest Rates: The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. All such information will be set out in the relevant Pricing Supplement.

Fixed Rate Notes: Interest on Fixed Rate Notes will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.

Floating Rate Notes: Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. and as

amended and updated as at the issue date of the first Tranche of the Notes of the relevant Series; or

(ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement), in each case as adjusted for any applicable margin.

Interest periods will be specified in the relevant Pricing Supplement.

Zero Coupon Notes: Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be specified in the relevant Pricing Supplement.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement.

Other Notes: Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly paid Notes and any other type of Notes that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Pricing Supplement.

Redenomination: Notes issued in the currency of any Member State of the European Union which participates in the third stage (or any further stage) of European Monetary Union may be redenominated into euro, all as more fully provided in "Terms and Conditions of the Notes – Form, Denomination(s), Title and Redenomination" below.

Consolidation: Notes of one Series may be consolidated with Notes of another Series as more fully provided in "Terms and Conditions of the Notes – Further Issues and Consolidation".

Form of Notes: Notes may be issued as either Dematerialised Notes or Materialised Notes.

Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be issued in bearer dematerialised form (*au porteur*) or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder, in either fully registered (*nominatif pur*) or administered registered (*nominatif administré*) form. No physical documents of title will be issued in respect of Dematerialised Notes. Dematerialised Notes which are not dealt in on a regulated market will be issued in registered dematerialised form only and, at the option of the relevant Noteholder, in either fully registered (*nominatif pur*) or administered registered (*nominatif administré*) form. See "Terms and Conditions of the Notes – Form, Denomination(s), Title and Redenomination".

Materialised Notes will be in bearer materialised form ("**Materialised Bearer Notes**") only. A Temporary Global Certificate will be issued initially in respect of each Tranche of Materialised Bearer Notes. Materialised Notes may only be issued outside France.

Governing Law: French

Clearing Systems: Euroclear France as central depositary in relation to Dematerialised Notes and, in relation to Materialised Notes, Clearstream, Luxembourg and Euroclear or any other clearing system that may be agreed between the Issuer, the Fiscal Agent and the relevant Dealer.

Initial Delivery of Dematerialised Notes:	One Paris business day before the issue date of each Tranche of Dematerialised Notes, the *Lettre Comptable* relating to such Tranche shall be deposited with Euroclear France as central depositary.
Initial Delivery of Materialised Notes:	On or before the issue date for each Tranche of Materialised Bearer Notes, the Temporary Global Certificate issued in respect of such Tranche shall be deposited with a common depositary for Euroclear and Clearstream, Luxembourg or with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Fiscal Agent and the relevant Dealer or Dealers.
Issue Price:	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Listing:	The Luxembourg Stock Exchange or as otherwise specified in the relevant Pricing Supplement. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted.
Rating:	The long term debt of the Issuer has been rated BBB– by Standard & Poor's. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to supervision, change or withdrawal at any time from the assigning rating agency.
Selling Restrictions:	There are restrictions on the sale of Notes and the distribution of offering material in various jurisdictions. See "Subscription and Sale". In connection with the offering and sale of a particular Tranche, additional selling restrictions may be imposed which will be set out in the relevant Pricing Supplement.

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes. In the case of Dematerialised Notes, the text of the terms and conditions will not be endorsed on physical documents of title but will be constituted by the following text as completed, amended or supplemented by the relevant Pricing Supplement. In the case of Materialised Notes, either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions) shall be endorsed on Definitive Materialised Bearer Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. References in the Conditions to the "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are issued by Pinault-Printemps-Redoute (the "**Issuer**") with the benefit of an Agency Agreement (as amended or supplemented as at the Issue Date, the "**Agency Agreement**") dated July 11, 2003 between the Issuer, BNP Paribas Securities Services, Luxembourg Branch as fiscal agent and the other agent named in it. The fiscal agent, the paying agents and the calculation agent(s) for the time being (if any) are referred to below respectively as the "**Fiscal Agent**", the "**Paying Agents**" (which expression shall include the Fiscal Agent) and the "**Calculation Agent(s)**". The holders of Dematerialised Notes and Materialised Notes (each term as defined below), the holders of the interest coupons (the "**Coupons**") relating to interest bearing Materialised Notes and, where applicable in the case of such Notes, talons (the "**Talons**") for further Coupons (the "**Couponholders**") and the holders of the receipts (the "**Receipts**") for the payment of instalments of principal (the "**Receiptholders**") relating to Materialised Notes of which the principal is payable in instalments are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

References below to "**Conditions**" are, unless the context requires otherwise, to the numbered paragraphs below.

Copies of the Agency Agreement are available for inspection at the specified offices of each of the Paying Agents.

1. FORM, DENOMINATION(S), TITLE AND REDENOMINATION

(a) Form

Notes may be issued either in dematerialised form ("**Dematerialised Notes**") or in materialised form ("**Materialised Notes**").

(i) Title to Dematerialised Notes will be evidenced in accordance with Article L.211-4 of the *Code Monétaire et Financier* by book entries (*inscriptions en compte*). No physical document of title (including *certificats représentatifs* pursuant to Article 7 of Decree no. 83-359 of May 2, 1983) will be issued in respect of Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market (*obligations admises aux négociations sur un marché réglementé*) are issued, at the option of the Issuer, in either bearer dematerialised form (*au porteur*), which will be inscribed in the books of Euroclear France, a subsidiary of Euroclear Bank S.A./N.V. ("**Euroclear France**") which shall credit the accounts of Euroclear France Account Holders, or in registered dematerialised form (*nominatif*) and, in such latter case, at the option of the relevant Noteholder in either administered registered form (*nominatif administré*) inscribed in the books of a Euroclear France Account Holder or in fully registered form (*nominatif pur*) inscribed in an account in the books of Euroclear France maintained by the Issuer or by the registration agent (designated in the relevant Pricing Supplement) acting on behalf of the Issuer (the "**Registration Agent**").

Dematerialised Notes which are not dealt in on a regulated market (*obligations non admises aux négociations sur un marché réglementé*) are issued in registered dematerialised form (*nominatif*) only and, at the option of the relevant Noteholder, in either administered registered form (*nominatif administré*) inscribed in the books of a Euroclear France Account Holder or in fully registered form (*nominatif pur*) inscribed in an account maintained by the Issuer or by the Registration Agent.

For the purpose of these Conditions, "**Euroclear France Account Holder**" means any authorised financial intermediary institution entitled to hold accounts on behalf of its customers with Euroclear France, and includes the depositary banks for Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**") and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**").

(ii) Materialised Notes are issued in bearer form ("**Materialised Bearer Notes**"). Materialised Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

In accordance with Article L.211-4 of the Code Monétaire et Financier securities (such as the Notes) which are governed by French law and are in materialised form must be issued outside the territory of the French Republic.

The Notes may be "**Fixed Rate Notes**", "**Floating Rate Notes**", "**Zero Coupon Notes**", "**Index Linked Notes**", "**Dual Currency Notes**" or a combination of any of the foregoing, depending on the Interest Basis shown in the relevant Pricing Supplement.

(b) **Denomination(s)**

Notes shall be issued in the specified denomination(s) as set out in the relevant Pricing Supplement (the "**Specified Denomination(s)**"). Dematerialised Notes shall be issued in one Specified Denomination only.

(c) **Title**

(i) Title to Dematerialised Notes in bearer dematerialised form (*au porteur*) and in administered registered form (*au nominatif administré*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts of Euroclear France Account Holders. Title to Dematerialised Notes in fully registered form (*au nominatif pur*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts in the books of Euroclear France maintained by the Issuer or by the Registration Agent.

(ii) Title to Materialised Bearer Notes in definitive form having, where appropriate, Coupons, Receipt(s) and/or a Talon attached thereto on issue ("**Definitive Materialised Bearer Notes**"), shall pass by delivery.

(iii) Except as ordered by a court of competent jurisdiction or as required by law, the holder of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, or an interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

(iv) In these Conditions, "**Noteholder**" means (i) in the case of Dematerialised Notes, the person whose name appears in the account of the relevant Euroclear France Account Holder, the Issuer or the Registration Agent (as the case may be) as being entitled to such Notes and (ii) in the case of Materialised Notes, the bearer of any Definitive Materialised Bearer Note and the Receipts, Coupons, or Talon relating to it, and capitalised terms have the meanings given to them in the relevant Pricing Supplement, the absence of any such meaning indicating that such term is not applicable to the Notes.

(d) **Redenomination**

(i) The Issuer may (if so specified in the relevant Pricing Supplement), on any Interest Payment Date, without the consent of the holder of any Note, Receipt, Coupon or Talon, by giving at least 30 days' notice in accordance with Condition 15 and on or after the date on which the European Member State in whose national currency the Notes are denominated has become a participating Member State in the third stage (or any further stage) of the European Economic and Monetary Union (as provided in the Treaty establishing the

European Community (the "**EC**"), as amended from time to time (the "**Treaty**")) or events have occurred which have substantially the same effects (in either case, "**EMU**"), redenominate all, but not some only, of the Notes of any Series into euro and adjust the aggregate principal amount and the Specified Denomination(s) set out in the relevant Pricing Supplement accordingly, as described below. The date on which such redenomination becomes effective shall be referred to in these Conditions as the "**Redenomination Date**".

(ii) Unless otherwise specified in the relevant Pricing Supplement, the redenomination of the Notes pursuant to Condition 1(d)(i) shall be made by converting the principal amount of each Note from the relevant national currency into euro using the fixed relevant national currency euro conversion rate established by the Council of the European Union pursuant to Article 109L (4) of the Treaty and rounding the resultant figure to the nearest euro 0.01 (with euro 0.005 being rounded upwards). If the Issuer so elects, the figure resulting from conversion of the principal amount of each Note using the fixed relevant national currency euro conversion rate shall be rounded down to the nearest euro. The euro denominations of the Notes so determined shall be notified to Noteholders in accordance with Condition 15. Any balance remaining from the redenomination with a denomination higher than euro 0.01 shall be paid by way of cash adjustment rounded to the nearest euro 0.01 (with euro 0.005 being rounded upwards). Such cash adjustment will be payable in euro on the Redenomination Date in the manner notified to Noteholders by the Issuer.

(iii) In the case of Dematerialised Notes only, the Issuer may also redenominate all, but not some only, of the Notes of any Series into euro in accordance with Article 18-II of French law no. 98-546 of July 2, 1998 provided that references to the Franc or the ECU contained in such Article 18 shall be deemed to be a reference to the currency of any Member State participating in the third stage (or any further stage) of the European Economic and Monetary Union.

(iv) Upon redenomination of the Notes, any reference in the relevant Pricing Supplement to the relevant national currency shall be construed as a reference to euro.

(v) Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, with the prior approval of the Fiscal Agent, in connection with any redenomination pursuant to this Condition or any consolidation pursuant to Condition 14, without the consent of the holder of any Note, Receipt, Coupon or Talon, make any changes or additions to these Conditions or Condition 14 (including, without limitation, any change to any applicable business day definition, business day convention, principal financial centre of the country of the Specified Currency, interest accrual basis or benchmark), taking into account market practice in respect of redenominated euromarket debt obligations and which it believes are not prejudicial to the interests of such holders. Any such changes or additions shall, in the absence of manifest error, be binding on the holder of Notes, Receipts, Coupons and Talons and shall be notified to Noteholders in accordance with Condition 15 as soon as practicable thereafter.

(vi) Neither the Issuer nor any Paying Agent shall be liable to the holder of any Note, Receipt, Coupon or Talon or other person for any commissions, costs, losses or expenses in relation to or resulting from the credit or transfer of euro or any currency conversion or rounding effected in connection therewith.

2. CONVERSION AND EXCHANGE OF NOTES

(a) Dematerialised Notes

(i) Dematerialised Notes issued in bearer dematerialised form (*au porteur*) may not be converted into Dematerialised Notes in registered dematerialised form, whether in fully registered form (*nominatif pur*) or in administered registered form (*nominatif administré*).

(ii) Dematerialised Notes issued in registered dematerialised form (*au nominatif*) may not be converted into Dematerialised Notes in bearer dematerialised form (*au porteur*).

(iii) Dematerialised Notes issued in fully registered form (*nominatif pur*) may, at the option of the Noteholder, be converted into Notes in administered registered form (*nominatif administré*), and *vice versa*. The exercise of any such option by such Noteholder shall be made in accordance with Article 4 of Decree no. 83-359 of May 2, 1983. Any such conversion shall be effected at the cost of such Noteholder.

(b) **Materialised Notes**

Materialised Bearer Notes of one Specified Denomination may not be exchanged for Materialised Bearer Notes of another Specified Denomination.

3. STATUS

The Notes and, where applicable, any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and rank and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by French law) equally with all other present or future unsecured or future unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.

4. NEGATIVE PLEDGE

So long as any of the Notes or, if applicable, any Receipts or Coupons relating to them, remains outstanding (as defined in the Agency Agreement), the Issuer will not create any mortgage, lien, pledge, charge or other form of encumbrance or security interest (*sûreté réelle*) upon any of its assets or revenues, present or future, to secure any Relevant Indebtedness (as defined below) or any guarantee or indemnity in respect of any Relevant Indebtedness unless, at the same time or prior thereto, the Issuer's obligations under the Notes are equally and rateably secured therewith. For the purposes of this Condition, "**Relevant Indebtedness**" means any present or future indebtedness for borrowed money in the form of, or represented by, bonds, notes or debentures (*obligations*) which are for the time being, or capable of being, quoted, listed, or ordinarily dealt in on any regulated stock exchange.

5. INTEREST AND OTHER CALCULATIONS

(a) **Definitions**

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Benchmark**" means the reference rate as set out in the applicable Pricing Supplement;

"**Business Day**" means:

(i) in the case of euro, a day on which the Trans European Automated Real Time Gross Settlement Express Transfer (TARGET) System or any successor thereto (the "**TARGET System**") is operating (a "**TARGET Business Day**"); and/or

(ii) in the case of a Specified Currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency; and/or

(iii) in the case of a Specified Currency and/or one or more Additional Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Additional Business Centre(s) or, if no currency is indicated, generally in each of the Additional Business Centres so specified;

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note in the relevant period (from and including the first day of such period to but excluding the last day of such period) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365**" or "**Actual/Actual – ISDA**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "**Actual/Actual-ISMA**" is specified in the relevant Pricing Supplement:

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) normally ending in any year; and

the number of days in such Calculation Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates normally ending in any year,

in each case "Determination Period" means each period from and including a Determination Date in any year to but excluding the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date);

(iii) if "**Actual/365 (Fixed)**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(iv) if "**Actual/365 (Sterling)**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(v) if "**Actual/360**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(vi) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vii) if "**30E/360**" or "**Eurobond Basis**" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"**Dual Currency Notes**" means Notes in respect of which payments of principal and/or interest (if any) are made in such currencies, and based on such rates of exchange, as are set forth in the relevant Pricing Supplement;

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates;

"**Euro-zone**" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union;

"**Fixed Rate Notes**" means Notes bearing interest at a fixed rate;

"**Floating Rate Notes**" means Notes bearing interest at a floating rate;

"**Index Linked Notes**" means Notes in respect of which the principal and/or interest (if any) is/are calculated by reference to such index(ices) and/or formula(s) or to changes in the prices of securities or commodities or to other factors, all as specified in the relevant Pricing Supplement;

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date;

"**Interest Amount**" means the amount of interest payable for an Interest Period, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or the Broken Amount, as the case may be;

"**Interest Commencement Date**" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement;

"**Interest Determination Date**" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro or (ii) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (iii) the day falling two Business Days in the city specified in the Pricing Supplement for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro;

"**Interest Payment Date**" means the date(s) specified in the relevant Pricing Supplement;

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date;

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement;

"**ISDA Definitions**" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes, unless otherwise specified in the relevant Pricing Supplement;

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("**Reuters**") and Bridge/Telerate ("**Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate;

"**Rate of Interest**" means the rate of interest payable from time to time in respect of the Notes and that is either specified in, or calculated in accordance with, the provisions in the relevant Pricing Supplement;

"**Reference Banks**" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone);

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with

which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, Paris;

"**Relevant Date**" means, in respect of any Note, Receipt or Coupon, the date on which payment in respect of it first became due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (in the case of Materialised Notes if earlier) the date seven days after that on which notice is duly given to the holders of such Materialised Notes that, upon further presentation of the Materialised Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation;

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date;

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose "local time" means with respect to Europe and the Euro-zone as a Relevant Financial Centre, Central European Time;

"**Representative Amount**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time;

"**Specified Currency**" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated;

"**Specified Duration**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(c)(ii); and

"**Zero Coupon Notes**" means Notes which are offered and sold at a discount to their nominal amount and do not bear interest.

(b) **Interest on Fixed Rate Notes**

Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date except as otherwise provided in the relevant Pricing Supplement in each year up to and including the Maturity Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

(c) **Interest on Floating Rate Notes and Index Linked Interest Notes**

(i) *Interest Payment Dates:* Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear (except as otherwise provided in the relevant Pricing Supplement) on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Specified Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

(a) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (a), "**ISDA Rate**" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Pricing Supplement;

(b) the Designated Maturity is a period specified in the relevant Pricing Supplement; and

(c) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph (a), "**Floating Rate**", "**Calculation Agent**", "**Floating Rate Option**", "**Designated Maturity**", "**Reset Date**" and "**Swap Transaction**" have the meanings given to those terms in the ISDA Definitions.

(b) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(a) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(i) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(ii) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Calculation Agent. If

five or more of such offered quotations are available on the Page, the highest (or if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean (rounded as provided above) of the Relevant Rates;

(b) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (a)(i) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (a)(ii) applies and fewer than three Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Calculation Agent shall request each of the Reference Banks to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Relevant Rate at approximately the Relevant Time on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with offered quotations, the Rate of Interest for the Interest Period shall be the arithmetic mean (rounded if necessary to the fifth decimal place with 0.000005 being rounded upwards) of the offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Calculation Agent; and

(c) if paragraph (b) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean (rounded if necessary to the fifth decimal place with 0.000005 being rounded upwards) of the rates per annum that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the **"Principal Financial Centre"**) are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period) provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period).

(iv) *Rate of Interest for Index Linked Interest Notes:* The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

(d) **Zero Coupon Notes**

Where a Zero Coupon Note is repayable prior to the Maturity Date is not paid when due, the amount due and payable prior to the Maturity Date shall, unless otherwise provided in the relevant Pricing Supplement, be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(e)(i)).

(e) **Dual Currency Notes**

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating a Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

(f) **Partly Paid Notes**

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

(g) **Accrual of Interest**

Interest shall cease to accrue on each Note on the due date for redemption unless (i) in the case of Dematerialised Notes, on such due date or (ii) in the case of Materialised Notes, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date.

(h) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding**

(i) If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (c) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph;

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency.

(i) **Calculations**

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(j) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Optional Redemption Amounts, Early Redemption Amounts and Instalment Amounts**

As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final

Redemption Amount, Optional Redemption Amount, Early Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Optional Redemption Amount, Early Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(c)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(k) **Calculation Agent**

The Issuer shall procure that, if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding (as defined in the Agency Agreement), there shall be one or more Calculation Agents. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal Luxembourg office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

(l) **Certificates to be final**

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5, whether by the Fiscal Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Fiscal Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Fiscal Agent or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

6. REDEMPTION, PURCHASE AND OPTIONS

(a) **Final Redemption**

Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any option provided by the relevant Pricing Supplement including any Issuer's option in accordance with Condition 6(c) or any Noteholders' option in accordance with Condition 6(d), each Note shall be finally redeemed on the Maturity Date specified in the relevant Pricing Supplement at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within Condition 6(b) below, its final Instalment Amount.

(b) **Redemption by Instalments**

Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or the relevant Instalment Date (being one of the dates so specified in the relevant Pricing Supplement) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(c) or (6)(d), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified in the relevant Pricing Supplement. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused (i) in the case of Dematerialised Notes, on the due date for such payment or (ii) in the case of Materialised Notes, on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(c) **Redemption at the Option of the Issuer and Partial Redemption**

If a Call Option is specified in the relevant Pricing Supplement, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice (or such other notice period as may be specified in the relevant Pricing Supplement) to the Noteholders in accordance with Condition 15, redeem all or, if so provided, some, of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption, if any. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified in the relevant Pricing Supplement and no greater than the maximum nominal amount to be redeemed specified in the relevant Pricing Supplement.

All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption in respect of Materialised Notes, the notice to holders of such Materialised Notes shall also contain the serial numbers of the Definitive Materialised Bearer Notes to be redeemed which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements.

In the case of a partial redemption of Dematerialised Notes, the redemption may be effected, at the option of the Issuer, either (i) by reducing the nominal amount of all such Dematerialised Notes in a Series in proportion to the aggregate nominal amount redeemed or (ii) by redeeming in full some only of such Dematerialised Notes and, in such latter case, the choice between those Dematerialised Notes that will be fully redeemed and those Dematerialised Notes of any Series that will not be redeemed shall be made in accordance with Article 9 of Decree no. 83-359 of May 2, 1983 and the provisions of the relevant Pricing Supplement, subject to compliance with any other applicable laws and stock exchange requirements.

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and, in the case of Materialised Notes a list of any Definitive Materialised Bearer Notes drawn for redemption but not surrendered.

(d) **Redemption at the Option of Noteholders**

If a Put Option is specified in the relevant Pricing Supplement, the Issuer shall, at the option of the Noteholder, upon the Noteholder giving not less than 15 nor more than 30 days' notice (or such other notice period as may be specified in the relevant Pricing Supplement) to the Issuer redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option (which must be exercised on an Option Exercise Date) the Noteholder must, if this Note is a Materialised Bearer Note or a Dematerialised Note and is held outside Euroclear and Clearstream, Luxembourg, deposit with any Paying Agent at its specified office a

duly completed option exercise notice (the "**Exercise Notice**") in the form obtained from any Paying Agent or the Registration Agent, as the case may be, within the notice period. In the case of Materialised Bearer Notes, the Exercise Note shall have attached to it such Note(s) (together with all unmatured Receipts and Coupons and unexchanged Talons). In the case of Dematerialised Notes, the Noteholder shall transfer, or cause to be transferred, the Dematerialised Notes to be redeemed to the account of the Paris Paying Agent specified in the Exercise Notice.

If this Note is a Materialised Bearer Note and is held through Euroclear or Clearstream, Luxembourg, to exercise such option (which must be exercised on an Option Exercise Date) the holder of this Note must, within the notice period, give notice to the Fiscal Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or any common depositary for them to the Fiscal Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a temporary global certificate (as prescribed in the Agency Agreeement), at the same time present or procure the presentation of such temporary global certificate to the Fiscal Agent for notation accordingly.

No option so exercised and, where applicable, no Note so deposited or transferred may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(e) **Early Redemption**

(i) *Zero Coupon Notes*

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Nominal Amount (calculated as provided below) of such Note unless otherwise specified in the relevant Pricing Supplement.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Nominal Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown in the relevant Pricing Supplement, shall be such rate as would produce an Amortised Nominal Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Nominal Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Amortised Nominal Amount becomes due and payable were the Relevant Date. The calculation of the Amortised Nominal Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(d).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown in the relevant Pricing Supplement.

(ii) *Other Notes*

The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g), or upon it becoming due and payable as provided in Condition 9 shall be the Final

Redemption Amount together with interest accrued to the date fixed for redemption unless otherwise specified in the relevant Pricing Supplement.

(f) **Redemption for Taxation Reasons**

(i) If, by reason of any change in French law or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would, on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Condition 8 and such obligation to pay additional amounts cannot be avoided by the Issuer taking reasonable measures available to it, the Issuer may, at its option, on any Interest Payment Date or, if so specified in the relevant Pricing Supplement, at any time, on giving not more than 45 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable) in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with, unless otherwise specified in the Pricing Supplement, any interest accrued to the date set for redemption provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make payment of principal and interest without withholding for French taxes.

(ii) The Notes shall be redeemed by the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Note), on giving not less than 30 nor more than 45 days' notice to the Fiscal Agent and, in accordance with Condition 15, the Noteholders (which notice shall be irrevocable), if:

(A) on the occasion of the next payment of interest or principal due under the Notes, the Issuer would be prevented by French law from making payment to the Noteholders of the full amount then due and payable, notwithstanding the undertaking to pay additional amounts as provided or referred to in Condition 8; and

(B) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Notes redeemed pursuant to this Condition 6 (f) will be redeemed at their Early Redemption Amount referred to in paragraph (e) above together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(g) **Partly Paid Notes**

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified in the relevant Pricing Supplement.

(h) **Purchases**

The Issuer shall have the right at all times to purchase Notes (provided that, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price.

(i) **Cancellation**

All Notes purchased by or on behalf of the Issuer must be cancelled, in the case of Dematerialised Notes, by transfer to an account in accordance with the rules and procedures of Euroclear France and, in the case of Materialised Bearer Notes, by surrendering the Temporary Global Certificate and the Definitive Materialised Bearer Notes in question together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in each case, if so transferred or surrendered, shall, together with all Notes redeemed by the Issuer be cancelled forthwith (together with, in the case of Dematerialised Notes, all rights relating to payment of interest and other

amounts relating to such Dematerialised Notes and, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so cancelled or, where applicable, transferred or surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

(j) **Illegality**

If, by reason of any change in French law, or any change in the official application of such law, becoming effective after the Issue Date, it will become unlawful for the Issuer to perform or comply with one or more of its obligations under the Notes, the Issuer will, subject to having given not more than 45 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with any interest accrued to the date set for redemption.

7. PAYMENTS AND TALONS

(a) **Dematerialised Notes**

Payments of principal and interest in respect of Dematerialised Notes shall (in the case of Dematerialised Notes in bearer dematerialised form or administered registered form) be made by transfer to the account (denominated in the relevant currency) of the relevant Euroclear France Account Holders for the benefit of the Noteholders and (in the case of Dematerialised Notes in fully registered form) to accounts (denominated in the relevant currency) with a Bank designated by the Noteholders. All payments validly made to such accounts of such Euroclear France Account Holders or Noteholders will be an effective discharge of the Issuer in respect of such payments.

(b) **Materialised Bearer Notes**

(i) *Method of payment*

Subject as provided below:

(x) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney or Auckland, respectively); and

(y) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

(ii) *Presentation of Definitive Materialised Bearer Notes, Receipts and Coupons*

Payments of principal in respect of Definitive Materialised Bearer Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of such Notes, and payments of interest in respect of Definitive Materialised Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of Definitive Materialised Bearer Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of

part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the Definitive Materialised Bearer Note to which they appertain do not constitute valid obligations of the Issuer.

Upon the date upon which any Definitive Materialised Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment will be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 10) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

If the due date for redemption of any Definitive Materialised Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding or Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant Definitive Materialised Bearer Note.

(c) **Payments in the United States**

Notwithstanding the foregoing, if any Materialised Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) **Payments Subject to Fiscal Laws**

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) **Appointment of Agents**

The Fiscal Agent, the Paying Agents and the Calculation Agent, initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, and the Registration Agent act solely as agents of the Issuer and the Calculation Agent(s) act(s) as independent expert(s) and, in each case such, do not assume any obligation or relationship of

agency for any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, and the Registration Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent, (ii) one or more Calculation Agent(s) where the Conditions so require, (iii) Paying Agents having specified offices in at least two major European cities (including Luxembourg so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require) (iv) in the case of Dematerialised Notes in fully registered form, a Registration Agent (v) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed, and (vi) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced, a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to any such Directive or law.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Materialised Bearer Notes denominated in U.S. dollars in the circumstances described in paragraph (c) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 15.

(f) **Talons**

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Materialised Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent or any of the Paying Agents in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 10).

(g) **Business Days for Payment**

If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the Noteholder shall not be entitled to payment until the next following business day and shall not be entitled to any interest or other sum in respect of such postponed payment. In this paragraph, "**business day**" means a day (other than a Saturday or a Sunday) (A) (i) in the case of Dematerialised Notes, on which Euroclear France is open for business or (ii) in the case of Materialised Notes, on which banks and foreign exchange markets are open for business in the relevant place of presentation, (B) in such jurisdictions as shall be specified as "**Additional Financial Centres**" in the relevant Pricing Supplement and (C) (i) in the case of a payment in a currency other than euro, where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or (ii) in the case of a payment in euro, which is a TARGET Business Day.

(h) **Bank**

For the purpose of this Condition 7, "**Bank**" means a bank in the principal financial centre of the relevant currency or, in the case of euro, in a city in which banks have access to the TARGET System.

8. TAXATION

(a) **Tax exemption for Notes issued or deemed to be issued outside France**

Interest and other revenues with respect to Notes which constitute *obligations* and which are being issued or deemed to be issued outside the Republic of France benefit from the exemption provided for in Article 131 *quater* of the *Code Général des Impôts* (French general tax code) from deduction of tax at source. Accordingly such payments do not give the right to any tax credit from any French source. The tax regime applicable to Notes which do not constitute obligations will be set out in the relevant Pricing Supplement.

As to the meaning of the expression "issued or deemed to be issued outside the Republic of France" see "Summary of the Programme – Taxation" above and the Section "Taxation" below.

(b) **Additional Amounts**

If French law should require that payments of principal or interest in respect of any Note, Receipt or Coupon be subject to deduction or withholding in respect of any present or future taxes or duties whatsoever, the Issuer will, to the fullest extent then permitted by law, pay such additional amounts as shall result in receipt by the Noteholders or, if applicable, the Receiptholders and the Couponholders, as the case may be, of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon, as the case may be:

(i) *Other connection:* to, or to a third party on behalf of, a Noteholder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of France other than the mere holding of the Note, Receipt or Coupon; or

(ii) *Declaration of non-residence:* to, or to a third party on behalf of, a Noteholder who could avoid such withholding or deduction by making a declaration of non-residence or similar claim for exemption but fails to do so; or

(iii) *More than 30 days after the Relevant Date:* more than 30 days after the Relevant Date except to the extent that the Noteholder would have been entitled to such additional amounts on presenting it for payment on the thirtieth such day; or

(iv) *EU Savings tax:* where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to such Directive; or

(v) *Presentation in another EU Member State:* presented for payment by or on behalf of a Noteholder, Receiptholder or Couponholder, as the case may be, who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

References in these Conditions to (i) "**principal**" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Nominal Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "**interest**" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "**principal**" and/or "**interest**" shall be deemed to include any additional amounts that may be payable under this Condition.

(c) **Tax exemption for Notes not issued or deemed to be issued outside France**

Interest and other revenues with respect to Notes which, if so specified in the relevant Pricing Supplement, are not being issued or deemed to be issued outside the Republic of France only benefit from the exemption from deduction of tax at source provided by, and subject to the provisions of, Article 125 A III of the *Code Général des Impôts*, which requires *inter alia*, certification of non-French residence.

(d) **Certification of Non-Residence**

Each Noteholder shall be responsible for supplying certification of non-residence as referred to in Condition 8(c) (in the form set out in the Agency Agreement or such other form as may be required by the French tax authorities from time to time) in accordance with the provisions of Article 125 A III of the *Code Général des Impôts* and the Issuer shall not be responsible for any deduction or withholding in respect of any payment made under any Note, Receipt or Coupon resulting from the failure of such Noteholder to submit such certification.

9. EVENTS OF DEFAULT

The Representative (as defined under Condition 11(b)), upon request of any Noteholder, may, upon written notice to the Fiscal Agent (with copy to the Issuer) given before all defaults shall have been cured,

cause the principal amount of all Notes held by such Noteholder to become due and payable, together with accrued interest thereon, as of the date on which such notice for payment is received by the Fiscal Agent:

(i) if the Issuer defaults in any payment when due of principal or interest on any Note and such default continues for a period of more than 7 Business Days (as defined in Condition 5(a)) from such due date; or

(ii) if there is a default by the Issuer in the due performance of any other provision of the Notes, and such default shall not have been cured within 14 Business Days (as defined in Condition 5(a)) after receipt by the Fiscal Agent of written notice (and by the Issuer of a copy) of default given by the Representative upon request of the Noteholder; or

(iii) if any other present or future indebtedness of the Issuer for borrowed monies in excess of €50,000,000 (or its equivalent in any other currency), whether individually or collectively, becomes due and payable prior to its stated maturity as a result of a default thereunder, or any such indebtedness shall not be paid when due or, as the case may be, within any originally applicable grace period therefor or any steps shall be taken to enforce any security in respect of any such indebtedness or any guarantee or indemnity in excess of such aforesaid amount given by the Issuer for, or in respect of, any such indebtedness of others shall not be honoured when due and called upon; or

(iv) if the Issuer makes any proposal for a general moratorium in relation to its debt or applies for the appointment of a conciliator (*conciliateur*) or enters into an amicable settlement (*accord amiable*) with its creditors or a judgment is issued for the judicial liquidation (*liquidation judiciaire*) or for a judicial transfer of the whole of the business (*cession totale de l'entreprise*) of the Issuer or, to the extent permitted by applicable law, the Issuer is subject to any other insolvency or bankruptcy proceedings or the Issuer makes any judicial conveyance, assignment or other judicial arrangement for the benefit of its creditors or enters into a composition (accord amiable) with its creditors.

10. PRESCRIPTION

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

11. REPRESENTATION OF NOTEHOLDERS

Except as otherwise provided by the relevant Pricing Supplement, Noteholders will, in respect of all Tranches in any Series, be grouped automatically for the defence of their common interests in a masse (in each case, the "**Masse**").

The Masse will be governed by the provisions of Articles L.210-1 and following of the French *Code du Commerce* (formerly law no. 66-537 of July 24, 1966) with the exception of Articles L.228-48 and L.228-59 (formerly Articles 295 and 306) and by the decree no. 67-236 of March 23, 1967, with the exception of Articles 218, 222 and 224 subject to the following provisions:

(a) **Legal Personality**

The Masse will be a separate legal entity and will act in part through a representative (the "**Representative**") and in part through a general meeting of the Noteholders (the "**General Meeting**").

The Masse alone, to the exclusion of all individual Noteholders, shall exercise the common rights, actions and benefits which now or in the future may accrue respectively with respect to the Notes.

(b) **Representative**

The office of Representative may be conferred on a person of any nationality. However, the following persons may not be chosen as Representatives:

(i) the Issuer, the members of its Management Board (*Directoire*), its general managers (*directeurs généraux*), its statutory auditors, or its employees as well as their ascendants, descendants and spouse; or

(ii) companies guaranteeing all or part of the obligations of the Issuer, their respective managers (*gérants*), general managers, members of their Board of Directors, Management Board (*Directoire*), or Supervisory Board (*Conseil de Surveillance*), their statutory auditors, or employees as well as their ascendants, descendants and spouse; or

(iii) companies holding 10 per cent. or more of the share capital of the Issuer or companies having 10 per cent. or more of their share capital held by the Issuer; or

(iv) persons to whom the practice of banker is forbidden or who have been deprived of the right of directing, administering or managing an enterprise in whatever capacity.

The names and addresses of the initial Representative of the Masse and its alternate will be set out in the relevant Pricing Supplement. The Representative appointed in respect of the first Tranche of any Series of Notes will be the Representative of the single Masse of all Tranches in such Series.

The Representative will be entitled to such remuneration in connection with its functions or duties as set out in the relevant Pricing Supplement.

In the event of death, retirement or revocation of appointment of the Representative, such Representative will be replaced by another Representative. In the event of the death, retirement or revocation of appointment of the alternate Representative, an alternate will be elected by the General Meeting.

All interested parties will at all times have the right to obtain the name and address of the Representative and the alternate Representative at the head office of the Issuer and the specified offices of any of the Paying Agents.

(c) **Powers of Representative**

The Representative shall have the power to take all acts of management necessary in order to defend the common interests of the Noteholders.

All legal proceedings against the Noteholders or initiated by them, must be brought by or against the Representative.

The Representative may not be involved in the management of the affairs of the Issuer.

(d) **General Meeting**

A General Meeting may be held at any time, on convocation either by the Issuer or by the Representative. One or more Noteholders, holding together at least one-thirtieth of the principal amount of the Notes outstanding, may address to the Issuer and the Representative a demand for convocation of the General Meeting. If such General Meeting has not been convened within two months after such demand, the Noteholders may commission one of their members to petition a competent court in Paris to appoint an agent (*mandataire*) who will call the General Meeting.

Notice of the date, hour, place and agenda of any General Meeting will be published as provided under Condition 15.

Each Noteholder has the right to participate in a General Meeting in person or by proxy. Each Note carries the right to one vote or, in the case of Notes issued with more than one Specified Denomination, one vote in respect of each multiple of the lowest Specified Denomination comprised in the principal amount of the Specified Denomination of such Note.

(e) **Powers of the General Meetings**

The General Meeting is empowered to deliberate on the dismissal and replacement of the Representative and the alternate Representative and to act with respect to any other matter that relates to the common rights, actions and benefits which now or in the future may accrue with

respect to the Notes, including authorising the Representative to act at law as plaintiff or defendant.

The General Meeting may further deliberate on any proposal relating to the modification of the Conditions including any proposal, whether for arbitration or settlement, relating to rights in controversy or which were the subject of judicial decisions, it being specified, however, that the General Meeting may not increase amounts payable to Noteholders, nor authorise or accept a postponement of the date of payment of interest on or a modification of the terms of repayment of or the rate of interest on the Notes, nor establish any unequal treatment between the Noteholders.

General Meetings may deliberate validly on first convocation only if Noteholders present or represented hold at least a quarter of the principal amount of the Notes then outstanding. On second convocation, no quorum shall be required. Decisions at meetings shall be taken by a simple majority of votes cast by Noteholders attending such General Meetings or represented thereat.

Decisions of General Meetings must be published in accordance with the provisions set forth in Condition 15.

(f) **Information to Noteholders**

Each Noteholder or Representative thereof will have the right, during the 15-day period preceding the holding of each General Meeting, to consult or make a copy of the text of the resolutions which will be proposed and of the reports which will be presented at the General Meeting, all of which will be available for inspection by the relevant Noteholders at the registered office of the Issuer, at the specified offices of any of the Paying Agents and at any other place specified in the notice of the General Meeting.

(g) **Expenses**

The Issuer will pay all expenses relating to the operation of the Masse, including expenses relating to the calling and holding of General Meetings and, more generally, all administrative expenses resolved upon by the General Meeting, it being expressly stipulated that no expenses may be imputed against interest payable under the Notes.

(h) **Single Masse**

The holders of Notes of the same Series, and the holders of Notes of any other Series which have been assimilated with the Notes of such firstmentioned Series in accordance with Condition 14, shall, for the defence of their respective common interests, be grouped in a single Masse. The Representative appointed in respect of the first Series of Notes issued will be the Representative of the single Masse of all such Series.

12. MODIFICATIONS

These Conditions may be amended, modified or varied in relation to any Series of Notes through the terms of the relevant Pricing Supplement in relation to such Series.

The Agency Agreement will be capable of amendment or waiver by the parties thereto, without the consent of Noteholders, Receiptholders or Couponholders, for the purpose of curing any ambiguity or of curing, correcting, or supplementing any defective provision contained therein or in any manner which the parties to the Agency Agreement mutually deem necessary or desirable and which does not, in the reasonable opinion of such parties, adversely affect the interests of the Noteholders, Receiptholders or Couponholders.

13. REPLACEMENT OF DEFINITIVE NOTES, RECEIPTS, COUPONS AND TALONS

If, in the case of any Materialised Bearer Notes, a Definitive Materialised Bearer Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations at the specified office of the Fiscal Agent or such other Paying Agent as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Definitive Materialised Bearer Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for

further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Definitive Materialised Bearer Notes, Receipts, Coupons or further Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Definitive Materialised Bearer Notes, Receipts, Coupons or Talons must surrendered before replacements will be issued.

14. FURTHER ISSUES AND CONSOLIDATION

(a) Further Issues

The Issuer may from time to time without the consent of the Noteholders, Receiptholders or Couponholders create and issue further notes to be assimilated (*assimilées*) with the Notes provided such Notes and the further notes carry rights identical in all respects (or in all respects save for the principal amount thereof and the first payment of interest) and that the terms of such notes provide for such assimilation and references in these Conditions to "**Notes**" shall be construed accordingly.

(b) Consolidation

Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, with the prior approval of the Fiscal Agent, from time to time on any Interest Payment Date occurring on or after the Redenomination Date on giving not less than 30 days' prior notice to the Noteholders in accordance with Condition 15, without the consent of the Noteholders, Receiptholders or Couponholders, consolidate the Notes of one Series with the Notes of one or more other Series issued by it, whether or not originally issued in one of the European national currencies or in euro, provided such other Notes have been redenominated in euro (if not originally denominated in euro) and which otherwise have, in respect of all periods subsequent to such consolidation, the same terms and conditions as the Notes.

15. NOTICES

(a) Subject as provided in Condition 15(c) below, notices to the holders of Dematerialised Notes in registered form (*au nominatif*) shall be valid if either, (i) they are mailed to them at their respective addresses, in which case they will be deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the mailing, or, (ii) at the option of the Issuer, they are published in a leading daily newspaper of general circulation in Europe (which is expected to be the *Financial Times*).

(b) Subject as provided in Condition 15(c) below, notices to the holders of Materialised Bearer Notes and Dematerialised Notes in bearer form shall be valid if published in a daily leading newspaper of general circulation in Europe (which is expected to be the *Financial Times*) and so long as such Notes are listed on any stock exchange, in a leading daily newspaper with general circulation in city/ies where the stock exchange(s) on which such Notes is/are listed which, in the case of the Luxembourg Stock Exchange, is expected to be the *Luxemburger Wort.* If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper of general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Materialised Bearer Notes in accordance with this Condition.

(c) Notices required to be given to the holders of Dematerialised Notes (whether in registered or in bearer form) pursuant to these Conditions may be given by delivery of the relevant notice to the Euroclear France, Euroclear, Clearstream, Luxembourg and any other clearing system through which the Notes are for the time being cleared in substitution for the mailing and publication as required by Conditions 15(a) and (b) above; except that (i) so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, notices shall also be published in a leading daily newspaper of general circulation in Luxembourg, and (ii) notices relating to the convocation and decision(s) of the General Meetings pursuant to Condition 11 shall also be published in a leading daily newspaper of general circulation in Europe.

16. GOVERNING LAW AND JURISDICTION

(a) Governing Law

The Notes and, where applicable, the Receipts, the Coupons and the Talons and the Agency Agreement are governed by, and shall be construed in accordance with, French law.

(b) Jurisdiction

Any claim against the Issuer in connection with any Notes, Receipts, Coupons or Talons and the Agency Agreement may exclusively be brought before any competent court in Paris.

TEMPORARY GLOBAL CERTIFICATES ISSUED IN RESPECT OF MATERIALISED BEARER NOTES

Temporary Global Certificates

A Temporary Global Certificate, without interest Coupons, will initially be issued in connection with Materialised Bearer Notes. Upon the initial deposit of such Temporary Global Certificate with a common depositary for Euroclear and Clearstream, Luxembourg (the "**Common Depositary**"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

The Common Depositary may also credit with a nominal amount of Notes the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, a nominal amount of Notes that is initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Exchange

Each Temporary Global Certificate issued in respect of Notes will be exchangeable, free of charge to the holder, on or after its Exchange Date (as defined below):

(i) if the relevant Pricing Supplement indicates that such Temporary Global Certificate is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme – Selling Restrictions"), in whole, but not in part, for Definitive Materialised Bearer Notes; and

(ii) otherwise, in whole but not in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for Definitive Materialised Bearer Notes.

Delivery of Definitive Materialised Bearer Notes

On or after its Exchange Date, the holder of a Temporary Global Certificate may surrender such Temporary Global Certificate to or to the order of the Fiscal Agent. In exchange for any Temporary Global Certificate, the Issuer will deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Materialised Bearer Notes. In this Offering Circular, Definitive Materialised Bearer Notes means, in relation to any Temporary Global Certificate, the Definitive Materialised Bearer Notes for which such Temporary Global Certificate may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Temporary Global Certificate and a Talon). Definitive Materialised Bearer Notes will be security printed at the expense of the Issuer in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Agency Agreement.

Exchange Date

"**Exchange Date**" means, in relation to a Temporary Global Certificate, the day falling after the expiry of 40 days after its issue date, provided that, in the event any further Materialised Notes of the relevant Series are issued prior to such day pursuant to Condition 14(a), the Exchange Date for such Temporary Global Certificate shall be postponed to the day falling after the expiry of 40 days after the issue of the Temporary Global Certificate in respect of further Materialised Notes.

USE OF PROCEEDS

The net proceeds of the issue of the Notes will be used for the Issuer's general corporate purposes unless otherwise specified in the relevant Pricing Supplement.

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DESCRIPTION OF PINAULT-PRINTEMPS-REDOUTE
("PPR" or the "Company")

Detailed information in relation to the Issuer is contained in PPR's 2002 Document de Référence, as updated on May 12, 2003, which is incorporated herein by reference.

INTRODUCTION

PPR is registered with the *Registre du Commerce et des Sociétés de Paris* under reference number 552 075 020. Its registered office is at 18 place Henri Bergson, 75008 Paris, France. The Issuer's *statuts* are available at the *greffe* of the *Paris Tribunal de Commerce.*

PPR is a *société anonyme* (a form of limited liability company) established under French law on June 24, 1881, for an initial term of 99 years. This period was extended to May 26, 2066 by an Extraordinary General Meeting held on May 26, 1967. PPR is governed by the *Code de commerce* (French Commercial Code) and French Decree no. 67-236 of March 23, 1967.

I — Overview of Business Activities

With over 108,000 employees, a presence in over 65 countries on five continents and with sales of €27.4 billion in 2002 the Group is active in the following business sectors:

Retail Division	*Credit and Financial Services Division*	*Business-to-Business Division*	*Luxury Goods Division*
Printemps	Finaref	Rexel	Gucci
Conforama	Facet	CFAO	Yves Saint Laurent
Redcats	Finaref Assurance		Sergio Rossi
Fnac	Banque Finaref-ABN		Boucheron
Orcanta Lingerie	Amro		Roger & Gallet
			Bottega Veneta
			BÉDAT & C°
			Balenciaga
			Alexander McQueen
			Stella McCartney

- **Retail Division**

The Retail Division, which contributed €12,063 million to sales for the financial year ended 2002, is comprised of leading companies that are well known in France and elsewhere in Europe.

It includes most sales formats for specialised retailing to individual customers : department stores with Printemps, home shopping with Redcats, specialised megastore retailing with Conforama and Fnac, as well as e-commerce, that provides new prospects for each of the companies in the Division.

2002 highlights for Printemps included the opening of a new Lingerie department at Printemps Haussmann, major refurbishments of its Velizy, Rouen and Lyon stores and continued expansion of the Sports division via the repositioning of Citadium and the opening of the seventeenth Made in Sport store at Rosny in the Paris region.

Printemps' objectives for 2003 include improving client satisfaction and expanding services with the launch of "*Printemps à Deux*" and the combined Printemps, Citadium, Fnac and Conforama wedding list. In 2003, Printemps will be reorganized and the fashion and lingerie departments turned into stores in the Printemps chain, and the final stage of the Printemps Haussmann refurbishment will commence.

Conforama is active in the home appliances and furnishings sector. In 2002, it opened a seventeenth Emmezeta store in Italy, a fourth store in Portugal and a third store in Poland. It continued to expand in France with the opening of two new stores, and integrated into Conforama the after-sales service of La Redoute, La Maison de Valérie and of 40 Fnac stores in the French regions.

Conforama's priorities for 2003 are updating its image with the launch of a new visual image and improving the product range and supply chain. Conforama has announced the opening of two additional stores in Croatia, two in Spain, one in Italy, one in Portugal and one in Switzerland.

2002 saw the continuation of Fnac's growth with the opening of 4 stores in France (Brest, Toulouse-Labège, Amiens and Fnac Digitale in Paris), 5 stores abroad (2 in Italy, 1 in Brazil, 1 in Portugal and 1 in Switzerland), the opening of 3 Fnac Junior stores in France and the launch of the Fnac 1 year membership card.

Fnac priorities for 2003 include strengthening Fnac's presence in France in large and medium-sized cities, developing the "click and store" concept with Fnac.com and continuing the development of the specialized stores.

Redcats' focus for 2003 is to increase brand and product differentiation, improve service quality programmes and to emphasize dynamic growth by introducing new catalogues and product lines.

- **Credit and Financial Services Division**

The role of the Credit and Financial Services Division, which contributed €807.9 million to sales for the financial year ended 2002, is to provide a full range of financial products and services to customers of the Group's companies or to customers of other Group partners, in France and abroad.

Its expansion is based on a multi-product customer-based strategy, built around three activities: store cards and credit, insurance and savings.

Store cards and consumer credit constitute Finaref's core activities since 1970. Group customers are offered a wide range of credit services linked to the Group's retail companies, such as the Kangourou card (La Redoute), and the Printemps, Fnac and Conforama cards, together with consumer credit offerings such as Mistral, Challenger and Espace, and the new savings passbook launched in May 2002.

In the area of insurance, Finaref provides family-based insurance products covering emergency, motor vehicles, multi-risk home insurance and loan insurance.

In January 2001, Finaref also announced a joint-venture project with ABN-AMRO to develop a range of savings and investment products. In 2002, Finaref set up its first partnership with Club Mediterranée with the launch of a new card providing holiday credit facilities and new Club Med benefits.

At the end of 2002, the Group divested 81.89% of Facet to BNP Paribas and 61% of Finaref to Credit Agricole.

Finaref's main priorities for 2003 include improving performance by adapting the product range to the consumer profiles within the various customer segments (known as the "Consoptimum" programme) and offering Group partners a wider range of services with their store cards in terms of credit, insurance and savings, thereby enabling them to boost sales and ensure consumer loyalty. Finaref also plans to continue its search for new partners in order to enhance its expertise in the distribution sector.

- **Business-to-Business Division**

The Business-to-Business Division which contributed €12,000.2 million to sales for the financial year ended 2002, incorporates the activities of electrical equipment distribution with Rexel, wood and building materials with Pinault Bois & Matériaux, office supplies and furniture with Guilbert, and international trade in Africa and the French overseas departments and territories through CFAO.

In 2002, Rexel opened the first "Cabling Centre" in Spain, a permanent display of new cabling systems and launched Bizline, a new product range comprising tools, lamps and clamp dollars, designed and developed by Rexel in France. Rexel also launched the Citadel safety products in Italy and "ALIS", a sales analysis tool that records information on customers' purchasing habits in order to improve customer loyalty and the efficiency of the sales organization.

Rexel priorities for 2003 include boosting sales and cutting costs by motivating sales forces through campaigns targeted at the customer base and sales margin, consolidating its position in the industrialized countries (North America and Europe), penetrating untapped markets where it already has a presence (Asia, Eastern Europe), continuing to reduce staff numbers, streamlining the logistical organization and adapting the store network.

In 2002, Pinault Bois & Matériaux strengthened its positions in the construction materials business in the Aquitaine, Mediterranean and Ile-de-France regions through the acquisition of the Trichet Group, Roasio Matériaux and Crea, and developed new skills with the acquisition of Carmat, a tiling specialist in the Vendée and Loire Atlantique regions (which generated sales of €28 million). It also divested its Moroccan business to CFAO. Pinault Bois & Matériaux was sold to Wolseley in July 2003.

In 2002, Guilbert refocused on direct sales with the disposal of the home shopping division to Staples Inc. at a price of € 825 million. Guilbert also finalized the acquisition of Corporate Express Nederlands (the second largest player in the office supplies market) and launched the GuilWebeasy website enabling small and medium-sized companies to enter their orders to Guilbert France. The Group finalised the disposal of Guilbert in June 2003.

CFAO is active in specialized distribution in Africa and the French overseas departments and territories in three core businesses: the automobile sector, health and the new information and communication technologies. At the end of 2002, the CFAO group had operations in 28 African countries, Mauritius and the six French overseas departments and territories. During the course of 2002, CFAO improved market share in the automobile sector by stepping up activity in Algeria and Morocco and establishing new operations in Malawi, opening two new stores in Egypt, allowing Ibn Sina Laborex to cover more than half of the country, rolled-out CFAO Technologies in eight countries and set up SVP 21 - CRM software to improve service to its car dealer customers.

CFAO's 2003 strategy includes bolstering market leadership in automobile distribution by accelerating its development in North Africa and broadening its range of services, extending geographical presence in pharmaceutical distribution with Europharma in Egypt and North Africa. CFAO Technologies' objective is to triple its sales by 2005.

- **Luxury Division**

As a result of the strategic alliance signed in March 1999 between Pinault-Printemps-Redoute and the Gucci group, a multi-brand luxury goods division was created. Since then, the Division, which contributed €2,541.7 million to sales for the financial year ended 2002, has almost doubled its sales and posted one of the highest rates of profitability in the sector.

The Gucci group added the following unique prestige brands to the Group: Yves Saint Laurent, YSL Beauté, Sergio Rossi, Boucheron, Roger & Gallet and more recently, the watchmaker Bédat & Co. and the Italian leather goods company Bottega Veneta. It also signed an alliance with Alexander McQueen and Stella McCartney, Ermenegildo Zegna and Balenciaga to develop their young brands.

The Gucci group is now able to offer its experience to all future acquisitions or partnerships by the Issuer.

- **Sales**

The Issuer's consolidated sales totalled €27,375.4 million in 2002, down by 1.5 per cent. on the previous year. This growth in actual sales is broken down by Division as follows:

	2002	*2001*	*Change (%)*
	(in € millions)		*%*
Retail	12,063.0	11,953.1	+0.9
Luxury Goods	2,541.7	2,541.6	–
Business-to-Business	12,000.2	12,519.9	–4.2
Credit and Financial Services	807.9	799.8	+1.0
Misc.	21.4	23.6	–9.3
Adjustments	(58.8)	(39.5)	ns
Consolidated total	27,375.4	27,798.5	–1.5

This modest sales downturn in 2002, compared to the high sales level achieved the previous year, indicates the sound underlying performance of the companies within the Group in what has been a difficult trading environment, particularly in North America.

- **Analysis on a comparable Group structure and exchange rate basis**

On a comparable Group structure and exchange rate basis, the decline in Group sales was minimal, at –0.6 per cent.

	Comparable Group structure and exchange rate[1]	*Change*	*2002 actual*	*Change (%)*
		(in € millions)		
Retail	11,902.5	160.5	12,063.0	+1.3
Luxury Goods	2,522.3	19.4	2,541.7	+0.8
Business-to-Business	12,340.5	(340.3)	12,000.2	–2.8
Credit and Financial Services	801.5	6.4	807.9	+0.8
Misc.	22.4	(1.0)	21.4	–4.5
Adjustments	(59.2)	0.4	(58.8)	ns
Consolidated total	27,530.0	(154.6)	27,375.4	–0.6

(1) 2002 structure and exchange rates

The €154.6 million drop in Group activity includes a decline of €364.5 million in North American business, mainly linked to the fall in business spending in the United States. Excluding North America, activity increased by €209.9 million, up 0.9 per cent. This testifies to the resilience of the Group in a difficult economic climate.

The Retail Division's activity rose again in 2002, reflecting the overall underlying strength of the business in France, and the major development in other European countries outside France. The Division's growth at comparable structure and exchange rates is mainly due to Fnac's performance (+6.2 per cent.), to the first signs of recovery from Redcats (down 1.3 per cent. over the full year, but up 2.7 per cent. in the fourth quarter) mainly through the success of La Redoute's Autumn-Winter catalogue and to the double-digit annual growth figures of the specialist catalogues VertBaudet and Somewhere. Conforama picked up in the fourth quarter, therefore limiting the downturn to 0.1 per cent. for the full year, whereas Printemps again recorded growth (+0.4 per cent.), benefiting from the boom in its Sports division (+30.8 per cent.) and the growth in the "accessories" business, notably luxury goods and watches. 25 new stores were opened in this division in 2002, representing a total of 45,618 sq.m. of additional selling space.

The Luxury Goods Division recorded moderate sales growth of 0.8 per cent. at comparable structure and exchange rates in 2002 (November 1, 2001 to October 31, 2002) despite the particularly difficult economic environment, especially in North America. Outside North America, actual sales increased by 2.6 per cent. and by 4.8 per cent. at comparable structure and exchange rates.

The Gucci group opened or renovated 66 stores over the period, including the major Gucci stores in New York, Paris and Milan, the Boucheron stores in Milan, London and Capri and the Bottega Veneta stores in Milan, London, and Paris.

Gucci division sales totalled €1.6 billion.

YSL Beauté sales increased by 4.4 per cent. to €534.2 million due to its leading perfumes Opium, Paris, Kouros. M7 the new YSL men's perfume launched in October, exceeded initial sales targets. YSL Beauté is pursuing its policy of restricting the number of its sales outlets, with a total of 15,000 compared to 22,000 last year.

Sales at Yves Saint Laurent jumped 51.8 per cent. over the period to €136 million, benefiting from excellent sales of leather goods (representing 24.7 per cent. of sales in the fourth quarter of 2002, versus 11.5 per cent. a year earlier). In addition to the successful launch of the Mombasa bag there are now the Marquise and Colonial ranges. Five new stores were opened during the year, taking the number of directly operated stores to forty-six, while department store sales in the United States (Neiman Marcus, Saks Fifth Avenue), the United Kingdom (Harrods) and France (Printemps du Luxe) also grew. Twelve new stores will be opened in 2003.

Sales at Bottega Veneta, Balenciaga, and to a lesser extent Sergio Rossi rose substantially due to their strong brand names, their product appeal, and the growth in their network of directly operated stores.

The slowdown in like-for-like activity in the Business-to-Business division in 2002 mainly reflects the decrease in Rexel's sales (–5.1 per cent.), primarily due to the decline in industrial and telecommunications investment in the United States.

Nevertheless the fourth quarter of 2002 saw improved performance in all sectors of activity, with Rexel minimising its downturn at –1.1 per cent. After substantial growth of 14.2 per cent. in 2001, CFAO's activity remained buoyant, with an increase of +5.7 per cent. despite the end-of-year events in the Ivory Coast and the downturn in Nigeria. The slight drop in Guilbert's Contract activity (–2.7 per cent.) came at a time when the market was showing a significant decline, and it reflects the efforts made to improve margins through a more selective approach in targeting both customers and markets.

The 1 per cent. increase in like-for-like sales at Pinault Bois & Matériaux reflects the 1 per cent. growth in distribution activity (84.4 per cent. of total turnover) in a difficult environment, and the 8.3 per cent. increase in import Distribution activity (15.1 per cent. of total sales).

Solid growth in the Credit and Financial Services Division was mainly generated by Finaref's and Facet's activities in France. Average outstanding loans granted by the Credit and Financial Services Division remained stable over the period.

- **Impact of changes in Group structure**

Sales results include a net positive impact of €116.1 million arising from external growth. It breaks down as follows:

	Sales 2001	*Change in structure*	*Comparable structure*	*Change (%)*
		(in € millions)		
Retail	11,953.1	41.4	11,994.5	+0.3
Luxury Goods	2,541.6	31.6	2,573.2	+1.2
Business-to-Business	12,519.9	62.8	12,582.7	+0.5
Credit and Financial Services	799.8	—	799.8	—
Misc	23.6	—	23.6	—
Adjustments	(39.5)	(19.7)	(59.2)	ns
Consolidated total	27,798.5	116.1	27,914.6	+0.4

The net positive impact of changes affecting the Retail Division arises from Printemps' acquisition of Madelios in January 2002.

In the Luxury Goods Division, the full-year consolidation of the acquisitions completed during 2001 (Balenciaga, Bottega Veneta, BÉDAT & Co, DI Modolo) is the major factor accounting for changes in structure.

The positive contribution of the impact of structural changes in the Business-to-Business Division is due on the one hand to the full year impact of Rexel's and Guilbert's acquisitions completed in 2001 (Commerce, Esco and Guilbert Office Products respectively) and CFAO's 2002 acquisition (IBN Sina), and on the other hand to the negative impact of the divestment of Guilbert's mail-order business at October 18, 2002 for €92.9 million.

- **Impact of exchange rate variations**

Gross sales include a negative exchange rate impact amounting to €384.6 million, the equivalent of –1.4 per cent.

The depreciation of the US and Canadian dollars, the yen, the Brazilian real, and to a lesser extent the British pound accounts for this negative exchange rate impact.

- **Sales growth by geographical area**

Actual sales growth per geographical area is shown below:

	2002	*2001*	*Change (%)*
	(in € millions)		
France	12,642.2	12,598.6	+0.3
Europe excl. France	6,724.1	6.613.2	+1.7
Americas	5,261.7	5,900.3	–10.8
Africa	1,229.3	1,151.4	+6.8
Oceania	614.7	601.9	+2.1
Asia	903.4	933.1	–3.2
Consolidated total	27,375.4	27,798.5	–1.5

Actual sales growth in France is mainly attributable to the Retail Division's development.

Annual Group sales in Europe, excluding France, rose by 1.7 per cent. of which 6.2 per cent. in the Retail Division and 7.6 per cent. in the Luxury Goods Division. This growth reflects the Group's ability to successfully roll out its retailing concepts and brands beyond its home frontiers.

Business on the American continent was particularly hampered by unfavourable exchange rate variations versus the euro and by the slowdown in business spending in Rexel's sector of activity.

Group activity in the Americas accounted for 19.2 per cent. of total sales for the year compared with 21.2 per cent. in 2001.

In Africa, business remained buoyant throughout 2002, despite the end-of-year events in the Ivory Coast and a downturn in Nigeria.

- **Sales growth by product category**

The table below shows sales growth by product category.

	2002	2001	Change (%)
	(in € millions)		
Electrical/Electronic goods	7,231.9	7,783.1	–7.1
Personal apparel/Accessories	6,574.5	6,627.9	–0.8
Household goods	5,630.8	5,525.4	+1.9
Leisure/Culture	1,918.2	1,846.5	+3.9
Office supplies	1,702.2	1,811.3	–6.0
Construction materials	1,308.3	1,261.1	+3.7
Services/Royalties	841.5	853.2	–1.4
Credit and Financial Services	803.0	794.3	+1.1
Vehicles	710.7	665.4	+6.8
Pharmaceutical logistics	483.3	436.7	+10.7
Food	171.0	193.6	–11.7
Consolidated total	27,375.4	27,798.5	–1.5

With the exception of electrical and electronic goods, where the decline is due to Rexel's performance, and of office supplies, where the decrease is mainly due to the change in structure following the divestment of Guilbert's mail order business, the Group has either maintained or increased sales in all product categories, with an increase of 3.9 per cent. in leisure and cultural products, and 1.9 per cent. in household goods.

Product categories specific to the Retail and Luxury Goods sectors (leisure and culture personal apparel/accessories and household goods) accounted for 51.6 per cent. of Group sales.

Strong growth in the vehicle and pharmaceutical logistics product groups was mainly attributable to CFAO's buoyant performance.

- **Sales by retail format**

	2002	2001	Change (%)
	(in € millions)		
Stores	8,840.5	8,673.8	+1.9
Mail order	4,969.7	5,169.2	–3.9
Credit and Financial Services	803.0	794.3	+1.1
B-to-B networks	11,474.4	11,841.8	–3.1
Other	1,287.8	1,319.4	–2.4
Consolidated total	27,375.4	27,798.5	–1.5

Growth in store reflects the dynamism of this retail format in the Retail and Luxury Goods Divisions, now representing 32.3 per cent. of Group sales.

The 2002 net sales contribution due to store openings/closures in the Retail and Luxury Goods Divisions totalled €144.9 million.

The fall in mail-order sales is mainly due to the impact of the divestment of Guilbert's mail order business in the fourth quarter, and the negative effect of exchange rate variations on Redcat's performance.

The decline in the B-to-B networks, accounting for 41.9 per cent. of sales, was mainly linked to Rexel's poor performance. Other retail formats include directly operated, non-network activity in the Luxury Goods sector and mainly imports and distribution by Pinault Bois & Matériaux.

- **Gross Margin**

The Group's gross margin stood at €10,589.8 million, down slightly by 0.4 per cent.

The Group's actual gross margin rose by a significant 0.5 point to 38.7 per cent. reflecting improved performance in Group purchasing, particularly in the Retail Division following the rationalisation of cross-functional procurement techniques.

The breakdown of gross margin per Division was as follows in 2002 and 2001:

	2002	2001	Change (%)
	(in € millions)		
Retail	4,988.4	4,920.1	+1.4
Luxury Goods	1,752.5	1,785.9	–1.9
Business-to-Business	3,205.1	3,327.0	–3.7
Credit and Financial Services	643.2	591.7	+8.7
Miscellaneous and adjustments	0.6	3.0	ns
Consolidated total	10,589.8	10,627.7	(0.4)

Actual gross margin by Division was as shown below in 2002 and 2001:

	2002	2001
	(as a % of sales)	
Retail	41.4%	41.2%
Luxury Goods	69.0%	70.3%
Business-to-Business	26.7%	26.6%
Credit and Financial Services	79.6%	74.0%
Consolidated Gross Margin Rate	38.7%	38.2%

On a pro-forma basis, the Group's gross margin rose from 37.0 per cent. in 2001 to 37.4 per cent. in 2002. The breakdown by Division was as follows in 2002 and 2001:

	2002	2001
	(as a % of sales)	
Retail	41.4%	41.1%
Luxury Goods	69.0%	69.9%
Business-to-Business	26.0%	25.8%
Credit and Financial Services	84.0%	85.4%
Consolidated pro-forma gross margin	37.4%	37.0%

On a pro-forma basis, the Group's gross margin rate grew by 0.4 per cent., compared with a 0.6 per cent. decrease in pro-forma sales. The cost of goods and services sold fell by 1.1 per cent. on a pro-forma basis.

The decrease in the absolute value of the pro-forma margin compared to the actual margin rate was due to the impact of the partial divestment of the Credit and Financial Services Division, whose contribution to the Group margin now only stands at €48.2 million on a pro-forma basis compared with €643.2 million on an actual basis.

- **Payroll expenses and other operating expenses**

The Group's payroll expenses amounted to €3,863.5 million in 2002. Actual growth was 2.9 per cent. compared with a decrease of 1.5 per cent. in actual sales over the same period.

Productivity, which measures payroll expenses in relation to gross margin, fell in 2002 to 36.5 per cent., versus 35.3 per cent. in 2001. This slight deterioration in productivity is also apparent, in similar proportions, on a pro-forma comparison basis.

The average number of employees stood at 108,423, up slightly by 0.8 per cent. over the period, including a carry-forward impact on the 2002 financial year of an estimated 700 FTE (full-time equivalents) at Group level

due to the 35-hour working week. The number of staff employed at year-end fell substantially (–2.1 per cent.), mainly though structure changes and staff reductions in the Business-to-Business Division.

Other operating income and expenses included advertising and commercial investments and miscellaneous operating expenses (transport, buildings, IT, etc.). "Other operating expenses and income" included depreciation and amortisation expenses of €454.9 million compared with €438.5 million in 2001. This increase reflects the development strategy of companies in the Luxury Goods and Retail Divisions. Excluding depreciation and amortisation expenses, the remaining income and expenditure items decreased by €12.3 million. This reflects the Group's policy of exercising tight control over operating costs in the current difficult environment.

- **EBITDA**

This aggregate comprises earnings before interest tax, depreciation and amortisation of fixed operating assets.

It stood at €2,281.8 million in 2002, down 5.6 per cent. on 2001. EBITDA per Division was broken down as follows in 2002 and 2001:

	2002	*2001*	*Change (%)*
	(in € millions)		
Retail	834.2	812.9	+2.6
Luxury Goods	416.3	489.1	–14.9
Business-to-Business	718.2	821.2	–12.5
Credit and Financial Services	324.2	287.2	+12.9
Misc.	(11.1)	6.4	ns
Consolidated total	2,281.8	2,416.8	–5.6

The increase in the Retail Division's EBITDA mainly reflects strong performance by Redcats and Fnac.

The Luxury Goods Division's EBITDA declined by 14.9 per cent., compared with a decrease in operating income of 23.5 per cent. This difference reflects the significant impact on the year's results made by the development of new brands within the Division and particularly of new store openings.

As a result of pro-forma EBITDA in the Luxury Goods Division and the deterioration at Rexel, Group pro-forma EBITDA fell by 6.5 per cent.

- **Operating income**

Group operating income totalled €1,826.9 million in 2002, down 7.7 per cent. on 2001.

Operating income per Division was as follows in 2002 and 2001:

	2002	*2001*	*Change (%)*
	(in € millions)		
Retail	613.0	590.5	+3.8
Luxury Goods	308.5	403.3	–23.5
Business-to-Business	606.8	712.7	–14.9
Credit and Financial Services	312.8	271.2	+15.3
Misc.	(14.2)	0.6	ns
Consolidated total	1,826.9	1,978.3	–7.7

The sustained growth in operating income in the Retail division was largely due to Redcats' strong recovery, continued profitable growth at Fnac, and an ongoing high level of profitability at Conforama.

The fall in operating income at the Luxury Goods division was primarily due to the operating losses generated by the revival of the Yves Saint Laurent brand, expanding the Boucheron and Bottega Veneta outlets, as well as developing the new Alexander McQueen and Stella McCartney brands.

The continued strength of operating income at the Gucci division, which at 29 per cent. continued to post high operating margin, is clear evidence of the underlying solidity of the Gucci brand in a difficult economic environment.

The Business-to-Business Division's reduced operating income was attributable to Rexel's drop in operating income. The other companies in the Division recorded growth in operating income on a like-for-like basis.

The Credit and Financial Services Division recorded double-digit growth in operating income as a result of the combined effect of a sharp increase in its financial margin, tight control over operating costs, and strong performance in its insurance activities.

The Group's pro-forma operating income fell by 9.5 per cent. to €1,484.7 million.

This mainly reflected the downturn in operating income from the Luxury Goods Division and from Rexel.

Group operating margin fell to 6.7 per cent. in 2002, compared with 7.1 per cent. in 2001. The breakdown of profitability per Division was as follows in 2002 and 2001:

	2002	*2001*
	(as a % of sales)	
Retail	5.1%	4.9%
Luxury Goods	12.2%	15.9%
Business-to-Business	5.1%	5.7%
Credit and Financial Services	39.0%	33.9%
Consolidated total	6.7%	7.1%

The decrease in Group operating income included the major impact of development in the Retail and Luxury Goods divisions, in line with the Gucci group's multibrand strategy. Total development costs amounted to €179.0 million in 2002, compared with €123.5 million in 2001, representing 9.8 per cent. of operating income in 2002, compared with 6.2 per cent. in 2001.

Excluding development costs, operating margin reached 7.6 per cent. in 2002, compared with 7.8 per cent. in 2001.

Operating income by geographical area was as follows in 2002 and 2001:

	2002	*2001*	*Change (%)*
	(in € millions)		
France	856.3	928.8	–7.8
Europe excl. France	389.8	433.5	–10.1
Americas	240.5	235.8	+2.0
Africa	91.5	91.3	+0.2
Oceania	44.4	35.3	+25.8
Asia	204.4	253.6	–19.4
Consolidated total	1,826.9	1,978.3	–7.7

The share of operating income generated by overseas operations remained stable at 53.1 per cent.

The decrease in operating income recorded in France and Europe was mainly attributable to Rexel's performance in these areas.

The Group's operating margin in the Americas reached 4.6 per cent. in 2002, up 0.6 points on 2001. This performance clearly reflected the major cost-cutting efforts undertaken by Group companies in this region.

- **Financial result**

The Group's net financial expenses stood at €414.6 million, down 0.8 per cent. on 2001.

This was mainly due to a significant reduction in the Group's interest expense, which fell by 12.3 per cent., excluding the impact of Gucci Group's available cash. This favourable result reflects both lower interest rates and the Group's efforts to improve its net cash from operating activities.

Interest rates on the Group's net borrowings averaged 3.6 per cent. in 2002.

The debt coverage ratios of financial expenses represented 4.5 times operating income and 5.6 times EBITDA.

- **Operating income before tax**

The Group's recurring income was €1,412.3 million in 2002, down 9.5 per cent. compared with 2001.

- **Non-recurring income**

Group non-recurring income was €1,278 million, compared with a non-recurring charge of €33 million in 2001.

The net proceeds of the disposal of financial assets amounted to €1,853.4 million, comprising the €1,485.7 million capital gain upon disposal of Finaref and Facet and the €355 million capital gain on Guilbert's "mail order" business.

Restructuring costs for the year totalled €230.9 million, including €128.5 million in the Retail Division and €102.1 million in the Business-to-Business Division. Restructuring in the Retail Division notably included Nuitéa closure costs in Conforama (€35 million) and the restructuring costs involving the whole Division in Taiwan (€42.8 million). Business-to-Business Division restructuring costs notably included Rexel's restructuring costs of €96.1 million.

Other non-recurring items included litigation costs and legal fees totalling €53.0 million, the write-down of treasury stock in the amount of €179.2 million and miscellaneous extraordinary income and charges amounting to €112.3 million (include €66.6 million at Rexel).

- **Income tax**

Income tax charges amounted to €705.7 million, compared with €291.7 million in 2001. The effective tax rate stood at 26.2 per cent. up 7.1 points compared with 2001.

Income tax charges for 2002 included a charge at the reduced rate on capital gains arising from the disposal of financial assets within the Business-to-Business and the Credit and Financial Services Divisions.

The increase in the effective income tax rate was mainly attributable to the end of the carry-over losses that were applicable to the Credit and Financial Services Division.

- **Net Income of consolidated companies**

Consolidated companies' net income amounted to €1,984.6 million in 2002, up 60.6 per cent. on 2001.

- **Income from equity affiliates**

Equity affiliates posted losses of €5.8 million in 2002, compared with income totalling €6.6 million in 2001. This decline was mainly due to the results of Finaref-ABN Amro Bank (formerly Banque Générale du Commerce, a subsidiary of Finaref), which was consolidated under the equity method.

- **Amortisation of goodwill**

The amortisation of goodwill represented €234.3 million in 2002, up 57.2 per cent. on 2001.

The figure included €84.5 million representing the non-recurring amortisation of goodwill on the acquisition of Guilbert.

- **Minority interests**

Minority interests amounted to €155.3 million, compared with €340.7 million in 2001, mainly reflecting the sharp fall in Gucci's and Rexel's net income and the impact of the Issuer's increased stake in Gucci.

- **Net income**

Group net income after amortisation of goodwill amounted to €1,589.2 million in 2002, a substantial increase of 111.1 per cent. compared with 2001.

Group net income before amortisation of goodwill increased by 103.6 per cent. on 2001, to €1,813.1 million in 2002.

- **Net earnings per share**

The weighted average number of PPR shares was 121.9 million in 2002, compared with 119.1 million in 2001. The weighted average number of fully diluted shares was 127.2 million, compared with 125.4 million in 2001.

Fully diluted earnings per share after amortisation of goodwill were €13.04, compared with €6.32 in 2001. This very substantial increase was due to the impact of non-recurring items during the period (capital gains on disposals of financial assets).

Excluding net non-recurring items, net earnings per share amounted to €5.52, compared with €6.5 in 2001. Fully diluted earnings per share excluding non-recurring items were €5.37, compared with €6.38 in 2001.

- **Financial structure and cash flows**

Fixed assets

The Group's total fixed assets at December 31, 2002 stood at €14,188.9 million, down 6.3 per cent. compared with December 31, 2001. They are broken down in the table below for 2002 and 2001:

	2002	*2001*	*Change (%)*
	(in € millions)		
Goodwill	4,216.1	5,291.9	–20.3
Other intangible assets	6,639.3	6,496.1	+2.2
Tangible assets	2,774.0	2,669.7	+3.9
Financial assets	559.5	682.0	–18.0
Total assets	14,188.9	15,139.7	–6.3

The 20.3 per cent. decrease in goodwill was mainly due to structure changes affecting the Business-to-Business Division (disposal of Guilbert's mail order business) and within the Credit and Financial Services Division (sale of 89.81 per cent. of Facet and sale of 61 per cent. of Finaref and Finaref Nordic), to unfavourable foreign exchange fluctuations, and to a lesser extent, to the non-recurring charge of €84.5 million on Guilbert, booked to the accounts under "amortisation of goodwill".

Changes in "other intangible assets" reflected the Group's increased stake in the Gucci Group as well as the strategy for brand development within the Luxury Goods Division.

The increase in "net tangible assets" reflected the Retail and Luxury Goods Divisions' policy of development through organic growth.

The sharp decrease in "financial assets" was mainly due to structure changes affecting the Credit and Financial Services Division, and also to the reduction in "long and medium-term loans".

Working capital requirement

The working capital requirement was down 83 per cent. to €1,034.8 million. This decrease mainly reflects the major reduction in customer loans net of deposits, arising from the divestments in the Credit and Financial Services Division.

Changes in the working capital requirements by category are shown below for 2002 and 2001:

	2002	2001	Change (%)
	(in € millions)		
Operating working capital	1,242.0	1,535.9	–19.1
Other receivables and debts	(541.5)	(541.8)	–0.1
Operating working capital	700.5	994.1	–29.5
Working capital excl. operations	(135.2)	(345.2)	–60.8
Total distribution working capital	565.3	648.9	–12.9
Customer loans net of deposits	469.5	5,421.7	–91.3
Total	1,034.8	6,070.6	–83.0

The decline of almost 30 per cent. in "operating working capital" was due to sustained efforts to contain the operating working capital requirement in the various divisions. This improvement in "operating working capital" was particularly noticeable for the Business-to-Business Division through a reduction in inventory levels and trade receivables, and to a lesser extent for the Retail Division.

The change in "non-operating working capital" was mainly due to changes in Group structure in 2002.

Shareholder's equity

At December 31, 2002, fully consolidated shareholders' equity amounted to €9,187.3 million, of which €6,468.7 million was attributable to the Group. Fully consolidated shareholders' equity rose by 7.3 per cent. compared with the end of 2001. Group shareholders' equity increased by 13.6 per cent. over the financial year. It has risen due to the impact of capital gains arising from the disposal of financial assets on Group net income within the Business-to-Business and Credit and Financial Services Divisions.

The 5.2 per cent. decline in minority interests included the impact of the Group's purchase of the percentage interest in Finaref's equity that it did not own prior to disposal, and to the purchase of additional Gucci shares.

Reserves

Reserves for retirement and related commitments rose by 27.8 per cent. to €191 million.

Other provisions for contingencies and charges amounted to €427.1 million at the end of 2002, down 35.3 per cent. compared with December 31, 2001. This was mainly due to the structural changes following the disposals during the period.

Net indebtedness

Group net indebtedness at December 31, 2002 stood at €4,948.8 million.

The major reduction in Group net indebtedness mainly reflected the impact of the disposals completed during the year in the Business-to-Business and Credit and Financial Services Divisions, the purchase of additional Gucci shares, the buyback of the performance swap, the depreciation of treasury stock, as well as the decrease in available cash in the Luxury Goods Division as a result of its brand development strategy.

The net debt-to-equity ratio stood at 53.9 per cent. at December 31, 2002, compared with 75 per cent. at December 31, 2001.

The financing of customer loans came to €469.5 million. The change was mainly due to the impact of structure changes affecting the Credit and Financial Services Division.

Cash flow for the fiscal year

	2002	2001
	(in € millions)	
Net cash from operating activities before changes in working capital	1,286.7	1,447.9
Change in working capital requirement	216.3	360.9
Change in customer loans	(119.4)	(151.5)
Net cash from operating activity	1,383.6	1,657.3
Net operating investments	(672.4)	(606.8)
Net financial investments	2,516.7	(1,818.7)
Net cash used by investment activity	1,844.3	(2,425.5)
Change in borrowings and financial debt	(1,072.6)	1,226.4
Increases in capital	1.7	503.3
Dividends paid by Pinault-Printemps-Redoute parent company	(278.4)	(254.3)
Dividends paid to minority interests	(99.6)	(393.1)
Net cash from financing activities	(1,448.9)	1,082.3
Impact of treasury stock	(451.8)	(0.6)
Impact of changes in exchange rates	(22.9)	176.1
Net increase in cash and cash equivalents(1)	1,304.3	489.6
Cash and cash equivalents at beginning of the year	5,709.2	5,219.6
Cash and cash equivalents at end of the year(1)	7,013.5	5,709.2

(1) "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short term receivables on divestments for €1,857.4 million.

Net cash from operating activities amounted to €1,383.6 million, down 16.5 per cent. on 2001, as a result of the decrease in cash flow.

Operating investments net of disposals amounted to €672.4 million in 2002. Gross operating investments mainly included €323.1 million for innovations and store openings, versus €269.2 million in 2001, €210.6 million for IT and logistics upgrades and €168.6 million for renovations and refurbishing.

Net financial disinvestment, amounting to €3,075.8 million, came from the disposal of shares, mainly within the Business-to-Business and Credit and Financial Services Divisions. Group acquisitions during the period included an additional €125.1 million equity interest in the Gucci Group, payment of the €193.4 million balance for Conforama's stake in Emmezeta as well as acquisitions in the Luxury Goods and Business-to-Business Divisions.

- **Risk management**

The products distributed by Group companies do not in themselves represent any inherent industrial or environmental risks, and every company takes care to ensure that its activities are carried out in accordance with accepted business practice, exercising due tight control and anticipating all eventual risks in their business facilities, both as regards customers, third parties, or employees. In particular, all sites which are accessible to the general public are subject to the customary security controls.

In all decisions regarding investments and Group management issues, appropriate consideration is given to the exposures risks that might be specific to some business activities, especially due to their geographic location.

Financial risks

Counterparty risk

Except for the Gucci Group, derivative products are developed either through or directly by PPR Finance SNC, a Group company dedicated to treasury and financial management. The counterparties involved in derivative product transactions are governed by limits whose amounts and maturity dates are regularly

reviewed. The counterparties are required to have a Standard & Poor rating of no less than "BBB" or the equivalent Moody's rating.

Currency risk

The policy for the management of currency risk involves hedging exposure that is budgeted as being highly probable and/or represents firm commitments. The companies implement hedging strategies that are carried out in accordance with currency risk management policies and procedures as defined by each individual company. These procedures incorporate Group principles as defined by the Issuer:

- PPR Finance SNC is the sole counterparty in currency transactions, unless there are any specific statutory or local constraints, particularly regarding Gucci Group.
- It is imperative for all currency hedging transactions to be backed, as regards amount and maturity date, by an underlying security thereby preventing any speculative dealing.
- All identified exposure is at least 50 per cent. hedged regarding budgeted exposure, and 100 per cent. hedged in the case of firm commitments.
- The type of financial instruments used to hedge the risk is strictly limited and is specified by the Issuer.
- Every company establishes its own internal control procedures and carries out periodic audits.
- Currency risk management procedures are validated by the Issuer.

PPR Finance SNC provides the control and administrative follow-up for all currency transactions on behalf of Group companies. PPR Finance SNC has the technical tools and standard, market-approved information systems enabling currency instruments to be valued.

Interest rate risk

The Issuer manages interest rate risk on a consolidated basis, and allocates to Group consolidated net borrowings the breakdown between fixed rates and floating rates (60 per cent. at floating rate, 40 per cent. at fixed rate at medium term).

Interest rate risk is analysed using projections for consolidated net borrowings, together with the maturity schedules of the hedge positions and fixed-rate financing. This analysis enables hedge transactions to be implemented on the basis of Group targets regarding the breakdown between fixed and floating rates. Appropriate hedging strategies are set up through PPR Finance SNC, further to approval by the Issuer senior management. Based on the hedge positions taken, a 1 per cent. fluctuation in interest rates at any given time would have an impact of €42 million on consolidated Group income before tax (see note 25-1 to the Group's consolidated financial statements).

PPR Finance SNC provides the control and administrative follow-up for all interest rate transactions. It has the technical tools and standard, market approved information systems enabling interest rate instruments to be valued.

Liquidity risks

Group liquidity improved in 2002, with confirmed, unused credit lines at December 31, 2002 totalling €2,200 million compared with €1,519 million, excluding the Credit and Financial Services Division, at December 31, 2001. In 2002, PPR set up a €2.5 billion syndicated loan, comprising two tranches of 3 and 5 years, both of €1.25 billion, with the interest rate indexed to the Group's rating.

Early repayment of the Issuer's financial resources is conditioned by legal and financial covenants. The terms of all these covenants were compiled with at December 31, 2002. The most important financial covenants are covered in note 21-6 to the Group's consolidated financial statements.

Legal risks

The companies in the Group are involved in a certain number of lawsuits or litigations that arise in the normal course of business, including litigation with tax, social or customs authorities. The Group has made reserves for contingencies and charges in relation to these law suits. According to the Group's experts, none of the current litigations represent a threat to the Group's development.

A €123 million provision has been made against all of these legal risks, including the impact of commitments made in respect of the disposal of controlling interests in other companies (compared with the €53 million litigation and lawsuit costs booked under 2002 non-recurring expenses). None of these risks has been identified as having occurred outside the course of Group companies' normal commercial activities.

With particular reference to the guarantees given in 2002 in respect of the disposal of companies by the Group:

- On October 18, 2002, Guilbert achieved the disposal, agreed in September 2002 of all its interests in its home shopping activities to the Staples Group (i.e. its shareholding in Reliable France, Bernard SA, JPG Benelux, Neat Ideas VPC UK, Mondoffice and Sundex); a two year guarantee of known liabilities capped at less than €85 million was granted, based in particular on the knowledge of the companies' accounts at June 30, 2002.

- In December 2002 the Group sold to Cetelem (part of BNP Paribas) 89.81 per cent. of the capital of Facet, the company managing consumer credit for Conforama's customers; no guarantee of assets or liabilities was granted. This divestment was accompanied by a five-year renewable partnership agreement, together with a purchase option (and a reciprocal sales option), on termination, on the balance of the holding in Facet.

- As part of the agreement reached in December 2002, whereby the Group sold to the Crédit Agricole group 61 per cent. of the capital and voting rights in Finaref and Finaref Nordic, a purchase option (and a reciprocal sale option) was granted on the remaining 29 per cent. stake over a twelve-month period in favour of the Issuer and 10 per cent. in twenty years time by the Redcats group (7.4 per cent.), Fnac (1.2 per cent.) and Printemps (1.4 per cent.) respectively. In order to guarantee the continuance of the commercial partnership between Finaref and the companies in the consumer-credit sector towards their customers, the Group made a two-year inalienability commitment to its holdings in them. The customary net asset guarantees were made in favour of the Crédit Agricole group, expiring in April 2005 and capped at 20 per cent. of the divestment price.

Insurance

Over the past several years, the Group has introduced procedures for identifying and dealing with the various risk factors within the various companies. This procedure has been incorporated into Group policy on insurance by trying to achieve the best economic terms (risk hedging, premiums, self-insurance).

The insurance policies are managed and periodically reviewed with the active input and recommendations of the major local and international brokers.

The policies are taken out with first-rate companies at market rates with the objective of obtaining satisfactory guarantees in relation to the financial consequences of the maximum foreseeable loss (MFL), such as:

- material damage caused by fire, explosion, water, machinery breakdown, acts of terrorism and attacks causing damage to own property: buildings/furniture/equipment/merchandise/IT equipment, and to the property under Group responsibility as well as the losses arising from the interruption of business activity, for a period considered as necessary in order to resume normal activity.

- damage and loss of equipment, merchandise and/or goods in transit.

- losses through theft, fraud, malevolent action involving financial assets, data and/or goods.

- physical injury and damage resulting from building work (new constructions, renovations, refurbishment etc.) performed in the Group's capacity as project contractor.

- third party responsibility for physical injury or damage to a third party caused by a motor vehicle belonging to the various companies.

- responsibility, under the heading of general and environmental civil liability for "operating risks" and "post delivery risks" and following any provision of service due to damage caused to third parties in the course of their activity.

Total Group self-insured claims (under the threshold policy) amount to an average annual figure of €4.4 million, and to an average annual figure of €11 million as regards recurring claims settled by the insurance companies.

Premiums paid to the insurance companies for the various international Group policies amount to approximately €20 million per annum.

Employee-related risks

The Issuer is not exposed to any particular social risks, other than those that may arise in the normal conduct of business. The Group has established tools to measure its social environment, such as the opinion poll "What's the weather like where you are?", in order to produce a report which represents employees' opinion within their company and to identify any potential grievances which could lead to social conflicts. Moreover, given its strong retail presence, the companies emphasise the prevention of any potential sources of conflict. The Issuer encourages social dialogue through the implementation of committees such as the European Employee Representative Committee. Group commitments in terms of pension and other post-retirement benefit plans or retirement bonuses are presented in Note 19 of the Group's consolidated financial statements. These commitments do not indicate any particular risk.

Environmental risks

The Issuer's *Document de Référence* strives to minimise the environmental impact of its activities, both as regards the goods sold and their packaging (recycling, toxicity, pollution, etc.) and as regards in-house and external processes (manufacture, storage, transport, distribution etc.). Within the Issuer, where the management philosophy is based on decentralisation, the evaluation and the control of the potential impact of business activities on the environment are governed by specifically targeted measures among the various companies in the Group, depending on the specific regulatory requirements to which the companies are subject. Many initiatives and actions have been launched in the various companies in the Group, with particular emphasis on the responses to the various impacts that have been identified. Examples of these initiatives can be found on page 49 of the Issuer's *Document de Référence*, under the section "The Community and the environment".

Ethical risks

The ethics issue is a major concern for the Issuer. In 2002, the Issuer drafted a Code of Business Practices, which was the result of collective deliberation involving the various companies within the Group. This document enhances and completes the Ethics Charter adopted by the Issuer in 1996. It defines Group commitments and policies affecting staff, customers, shareholders and business partners, as well as the environment and the community. Additional information can be found on page 48 of the Issuer's *Document de Référence*, under the section "The Community and the environment".

For further information with respect to the financial statements of the Issuer for the years ended December 31, 2002, 2001 and 2000, please refer to the Issuer's 2002 *Document de Référence*, as updated on May 12, 2003, which is incorporated herein by reference.

CONSOLIDATED INCOME STATEMENT
For the years ended December 31, 2002, 2001 and 2000

	Notes to the Group's consolidated financial statements	*2002*	*2001*	*2000*
			(in € millions)	
Net sales		27,375.4	27,798.5	24,761.2
Cost of sales		(16,785.6)	(17,170.8)	(15,173.8)
Gross margin		10,589.8	10,627.7	9,587.4
Payroll expenses	3	(3,863.5)	(3,754.1)	(3,351.3)
Other operating Income and expenses	3	(4,444.5)	(4,456.8)	(3,950.1)
EBITDA		2,281.8	2,416.8	2,286.0
Depreciation and amortisation		(454.9)	(438.5)	(398.8)
Operating income		1,826.9	1,978.3	1,887.2
Net financial expenses	4	(414.6)	(417.8)	(262.4)
Income from ordinary activities before taxes		1,412.3	1,560.5	1,624.8
Non-recurring items	5	1,278.0	(33.0)	(27.0)
Income taxes	6	(705.7)	(291.7)	(359.3)
Net income of consolidated companies		1,984.6	1,235.8	1,238.5
Share in earnings of equity affiliates	12	(5.8)	6.6	6.3
Amortisation of goodwill	9	(234.3)	(149.0)	(118.6)
Net income before minority interests		1,744.5	1,093.4	1,126.2
Minority interests	18	155.3	340.7	359.2
Attributable net income(1)	7	1,589.2	752.7	767.0
Earnings per share (in euros)	7	13.04	6.32	6.46
Fully diluted earnings per share (in euros)	7	12.58	6.21	6.37

(1) Before non-recurring items (Note 7.1 to the Group's consolidated financial statements), attributable net income and earnings per share are as follows:

Attributable net income	7	672.2	774.0	783.0
Earnings per share (in euros)	7	5.52	6.50	6.60
Fully diluted earnings per share (in euros)	7	5.37	6.38	6.50

CONSOLIDATED BALANCE SHEET
As at December 31, 2002, 2001 and 2000

	Notes to the Group's consolidated financial statements	*2002*	*2001*	*2000*
			(in € millions)	
ASSETS				
Fixed assets				
Goodwill	9	4,216.1	5,291.9	4,411.7
Other intangible assets	10	6,639.3	6,496.1	5,212.4
Property, plant and equipment	11	2,774.0	2,669.7	2,308.1
Long-term investments				
Investments in equity affiliates	12	207.3	76.6	36.9
Non-consolidated investments	13	128.7	151.9	257.6
Other investments(1)	14	223.5	453.5	336.6
		559.5	682.0	631.1
Total fixed assets		14,188.9	15,139.7	12,563.3
Current assets				
Inventories and work-in-progress	15	3,743.3	3,822.6	3,659.5
Operating receivables(2)	16	3,514.8	3,778.8	3,938.5
Customer loans(2)	16	469.5	5,440.1	5,413.3
Non-operating receivables(2)	16	1,093.6	1,088.8	915.3
Short-term receivables on divestments	17	1,857.4	—	—
Marketable securities	17	3,606.5	3,955.4	3,842.5
Cash	17	1,549.6	1,753.8	1,377.1
Total current assets		15,834.7	19,839.5	19,146.2
Total assets		30,023.6	34,979.2	31,709.5
(1) Including due within less than one year		68.1	276.3	211.3
(2) Including due after more than one year		313.3	2,053.9	2,002.0

	Notes to the Group's consolidated financial statements	2002	2001	2000
			(in € millions)	
LIABILITIES AND SHAREHOLDERS' EQUITY				
Shareholders' equity				
Share capital		489.6	489.6	362.2
Additional paid-in capital		1,787.9	1,787.9	1,299.8
Cumulative translation adjustments		577.6	838.3	504.6
Consolidated reserves		2,024.4	1,823.6	1,424.3
Attributable net income for the year		1,589.2	752.7	767.0
Shareholders' equity – Group share		6,468.7	5,692.1	4,357.9
Minority Interests	18	2,718.6	2,867.9	3,021.5
Consolidated shareholders' equity		9,187.3	8,560.0	7,379.4
Reserves for contingencies				
Retirement and related commitments(1)	19	191.0	149.4	148.8
Other contingencies(1)	20	427.1	660.4	659.3
		618.1	809.8	808.1
Liabilities				
Net borrowings excluding customer loans(2)		11,962.3	12,128.0	10,706.8
Financing of customer loans(2)	16	469.5	5,421.7	5,245.2
	21	12,431.8	17,549.7	15,952.0
Operating payables(3)	22	6,557.6	6,607.3	6,190.4
Customer deposits(3)	22	—	18.4	168.1
Non-operating payables(3)	22	1,228.8	1,434.0	1,211.5
		20,218.2	25,609.4	23,522.0
Total liabilities and shareholders' equity		30,023.6	34,979.2	31,709.5
(1) Including due within less than one year		306.9	344.2	243.6
(2) Including due within less than one year		4,886.5	8,947.9	8,345.2
(3) Including due after more than one year		231.6	139.0	275.0

CONSOLIDATED CASH FLOW STATEMENT
For the years ended December 31, 2002, 2001 and 2000

	Notes to the Group's consolidated financial statements	2002	2001	2000
			(in € millions)	
Net income of consolidated companies		1,984.6	1,235.8	1,238.5
Dividends received from equity affiliates		4.1	6.6	3.8
Other non cash movements		(702.0)	205.5	253.5
Net cash from operating activities before changes in working capital	8	1,286.7	1,447.9	1,495.8
Changes in working capital	8	216.3	360.9	(173.6)
Changes in customer loans	8	(119.4)	(151.5)	(304.7)
Net cash from operating activities		1,383.6	1,657.3	1,017.5
Acquisitions of tangible and intangible assets		(868.1)	(872.7)	(731.9)
Disposals of tangible and intangible assets		195.7	265.9	81.4
Net operating investments	8	(672.4)	(606.8)	(650.5)
Net financial investments	8	2,516.7	(1,818.7)	(2,972.6)
Net cash used by investing activities		1,844.3	(2,425.5)	(3,623.1)
Changes in borrowings		(1,072.6)	1,226.4	2,716.6
Capital increase	8	1.7	503.3	185.4
Dividends paid by Pinault-Printemps-Redoute, parent company		(278.4)	(254.3)	(209.0)
Dividends paid to minority interests		(99.6)	(393.1)	(68.6)
Net cash from financing activities		(1,448.9)	1,082.3	2,624.4
Impact of treasury stock		(451.8)	(0.6)	(0.9)
Impact of changes in exchange rates		(22.9)	176.1	264.2
Net increase in cash and cash equivalents[(1)]		1,304.3	489.6	282.1
Cash and cash equivalents at beginning of the year	17	5,709.2	5,219.6	4,937.5
Cash and cash equivalents at end of the year[(1)]	17	7,013.5	5,709.2	5,219.6

(1) "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short-term receivables on divestments for €1,857.4 millions (Note 17 to the Group's consolidated financial statements).

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Before income appropriation	Number of shares outstanding[1]	Share capital	Additional paid-in capital	Cumulative translation adjustments	Consolidated reserves	Consolidated shareholders' equity		
						Group share	Minority interests	Total
				(in € millions)				
As at January 1, 2000	118,793,450	363.4	1,439.4	253.1	1,534.5	3,590.4	2,707.5	6,297.9
Capital increase/decrease	(401,795)	(1.2)	(139.6)		2.6	(138.2)		(138.2)
Dividends paid					(209.0)	(209.0)	(66.6)	(275.6)
Treasury stock	387,650				96.2	96.2		96.2
Translation adjustments				251.5		251.5	82.8	334.3
Net income for the year					767.0	767.0	359.2	1,126.2
Changes in Group structure						—	(61.4)	(61.4)
As at December 31, 2000	118,779,305	362.2	1,299.8	504.6	2,191.3	4,357.9	3,021.5	7,379.4
Capital increase/decrease	3,615,175	127.4	488.1		(113.3)	502.2		502.2
Dividends paid					(254.3)	(254.3)	(231.6)	(485.9)
Treasury stock	(370)				(0.1)	(0.1)		(0.1)
Translation adjustments				333.7		333.7	100.0	433.7
Net income for the year					752.7	752.7	340.7	1,093.4
Changes in Group structure						—	(362.7)	(362.7)
As at December 31, 2001	122,394,110	489.6	1,787.9	838.3	2,576.3	5,692.1	2,867.9	8,560.0
Capital increase/decrease						—		—
Dividends paid					(278.4)	(278.4)	(67.5)	(345.9)
Treasury stock	(1,604,245)				(273.5)	(273.5)		(273.5)
Translation adjustments				(260.7)		(260.7)	(43.7)	(304.4)
Net income for the year					1,589.2	1,589.2	155.3	1,744.5
Changes in Group structure	—					—	(193.4)	(193.4)
As at December 31, 2002[2]	120,789,865	489.6	1,787.9	577.6	3,613.6	6,468.7	2,718.6	9,187.3

(1) Par value of shares set at €4 pursuant to the Management Board decision of August 30, 2001.

(2) Number of outstanding shares including treasury stocks 122,394,480.

INFORMATION BY DIVISION

	Retail	Luxury Goods	Business to Business	Credit and Financial Services	Misc.	Eliminations	Consolidated Total
				(in € millions)			
2002							
Net Sales	12,063.0	2,541.7	12,000.2	807.9	21.4	(58.8)	**27,375.4**
Operating income	613.0	308.5	606.8	312.8	(14.2)		**1,826.9**
Operating cash flow	844.2	433.9	711.3	353.2	(11.0)		**2,331.6**
Net operating investments	(184.5)	(388.6)	(106.7)	(14.6)	22.0		**(672.4)**
Operating fixed assets	4,993.9	5,499.8	3,026.4	88.2	41.2	(20.1)	**13,629.4**
Operating working capital	(496.1)	544.8	696.6	7.7	(39.6)	(12.9)	**700.5**
Customer loans net of deposits				469.5			**469.5**
Average number of employees	51,092	10,459	45,155	1,508	209		**108,423**
2001							
Net Sales	11,953.1	2,541.6	12,519.9	799.8	23.6	(39.5)	**27,798.5**
Operating Income	590.5	403.3	712.7	271.2	0.6		**1,978.3**
Operating cash flow	817.2	511.3	792.2	308.2	4.8		**2,433.7**
Net operating investments	(324.0)	(326.6)	(31.2)	(24.2)	99.2		**(606.8)**
Operating fixed assets	5,252.9	5,179.3	3,784.2	218.8	42.9	(20.4)	**14,457.7**
Operating working capital	(411.7)	519.8	947.8	(31.3)	(9.8)	(20.7)	**994.1**
Customer loans net of deposits				5,421.7			**5,421.7**
Average number of employees	50,677	9,482	45,998	1,202	212		**107,571**
2000							
Net Sales	10,771.4	2,210.1	11,056.3	741.1	22.0	(39.7)	**24,761.2**
Operating Income	562.2	419.4	677.9	240.2	(12.5)		**1,887.2**
Operating cash flow	747.8	484.2	779.9	263.3	(5.1)		**2,270.1**
Net operating investments	(294.9)	(193.2)	(148.5)	(4.3)	(9.6)		**(650.5)**
Operating fixed assets	4,245.0	3,668.2	3,658.8	250.8	130.1	(20.7)	**11,932.2**
Operating working capital	(133.6)	329.7	1,224.6	(20.9)	6.6	1.2	**1,407.6**
Customer loans net of deposits				5,245.2			**5,245.2**
Average number of employees	46,510	7,531	41,867	1,284	202		**97,394**

INFORMATION BY GEOGRAPHIC AREA

The following information is based on the countries in which fully consolidated subsidiaries are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location of the subsidiaries.

	France	*Europe*	*Americas*	*Africa*	*Oceania*	*Asia*	***Consolidated total***
				(in € millions)			
2002							
Net sales	12,642.2	6,724.1	5,261.7	1,229.3	614.7	903.4	**27,375.4**
Operating income	856.3	389.8	240.5	91.5	44.4	204.4	**1,826.9**
Operating fixed assets	5,297.3	5,985.7	1,969.6	141.7	144.2	90.9	**13,629.4**
Average number of employees	54,552	26,023	14,458	8,641	2,194	2,555	**108,423**
2001							
Net sales	12,598.6	6,613.2	5,900.3	1,151.4	601.9	933.1	**27,798.5**
Operating income	928.8	433.5	235.8	91.3	35.3	253.6	**1,978.3**
Operating fixed assets	5,894.1	5,791.7	2,369.1	114.4	145.9	142.5	**14,457.7**
Average number of employees	53,340	25,624	16,123	7,863	2,211	2,410	**107,571**
2000							
Net sales	11,751.1	5,563.0	5,085.4	982.2	611.0	768.5	**24,761.2**
Operating income	888.0	374.7	320.8	79.3	40.1	184.3	**1,887.2**
Operating fixed assets	4,742.2	4,201.0	2,401.1	110.7	156.4	320.8	**11,932.2**
Average number of employees	50,378	20,699	14,203	7,825	2,149	2,140	**97,394**

IV — Recent Developments

1 – PPR's 2003 first quarter sales

On the publication of its 2003 first quarter sales figures, the Issuer published the following press release, on April 17, 2003:

"Growth on a comparable basis:

- **Group: +2.8%**
- **Retail: +6.1%**
- **Retail and Luxury Goods*: +6.2%**

In the first quarter of 2003, Group sales totalled EUR 6,304.4 million, up 2.8 per cent. on a comparable structural, exchange rate and day-year basis. This confirms the quarterly improvement in business throughout 2002 and the stepped-up growth seen in the fourth quarter of 2002. It notably reflects the strength of the Retail Division and the healthy performance of the Luxury Goods Division, despite the poor economic environment.

	31/03/03 Actual	*Change Comparable****
	(in EUR million)	
Conforama	685.3	+5.9%
Fnac	833.7	+7.5%
Mobile Planet	5.0	–5.7%
Leisure and Household Goods Division	*1,524.0*	*+6.7%*
Printemps	222.3	+1.9%
Redcats	1,084.3	+6.0%
Orcanta	12.2	+12.6%
Apparel and Lifestyle Division	*1,318.8*	*+5.4%*
Retail**	2,842.8	+6.1%
Luxury Goods	714.8	+6.0%
CFAO	411.3	+7.9%
Subtotal Retail + Luxury*	3,968,9	+6.2%
Rexel	1,660.8	–3.0%
Pinault Bois & Matériaux	*329.7*	*–2.5%*
Guilbert	353.6	–2.2%
Business-to-Business	2,344.1	–2.8%
(Inter-company sales)	*(8.6)*	*na*
Total	6.304.4	+2.8%

* *including CFAO.*

** *The Retail Division now includes the remaining stake in the Credit and Financial Services businesses (Redcats Finance UK and Ellos Nordic) for EUR 14.6 million in Q1 2003 and EUR 13.9 million in Q1 2002, as well as sales for Mobile Planet.*

*** *On a comparable basis in terms of Group structure, exchange rate and number of days.*

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement:

"Sales for the first quarter of 2003 confirm the improvement in the Group's sales performance, despite the economic and international climate. The sharp growth in the Retail Division and encouraging results in the Luxury Goods Division reflect the strength of our concepts and our sales and marketing initiatives. This growth reflects market share gains, while pursuing intense efforts in purchasing and cost control. The growth in Group sales reinforces our strategic focus on a single customer, the individual."

	Comparable change				
	Q1 2002	*Q2 2002*	*Q3 2002*	*Q4 2002*	***Q1 2003***
Group	–1.7%	–1.8%	–0.5%	+1.7%	**+2.8%**
Retail + Luxury*	+0.7%	+0.1%	+1.9%	+3.2%	**+6.2%**

* including CFAO

In the first quarter of 2003, the difference between actual and comparable sales reflected the negative impact of changes in Group structure, which totalled EUR 279.4 million, relating to the sales of Finaref and Finaref Nordic, Facet and Guilbert's mail-order business, and the negative impact of exchange rate fluctuations, mainly associated with the US dollar, amounting to EUR 302.9 million.

The Group's Internet sales stood at EUR 232.9 million in the first quarter of 2003, up 31.4%.

Pursuing Retail's dynamic performance

The Retail division's stepped-up growth in 2002 continued in the first quarter of 2003, with spectacular growth of 6.1%, as compared to 3.5% in the fourth quarter of 2002. This rise reflects the dynamic performance of Group companies in France and abroad, mainly bolstered by the implementation of the "CliO" (Client Obsession) programme which aims to gain profitable market share through a series of sales initiatives. On a like-for-like basis, sales of the Retail division rose by 4.1% in the first quarter of 2003.

	Q1 2002	*Q2 2002*	*Q3 2002*	*Q4 2002*	***Q1 2003***
Comparable change	–1.1%	+0.5%	+1.3%	+3.5%	**+6.1%**

- **Leisure and Household Goods Division**

Conforama

Conforama recorded 5.9% growth on a comparable basis in the first quarter of 2003, of which 4.2% on a like-for-like basis.

In France, activity grew by 4% on a like-for-like basis, boosted by the successful sales season and a more competitive promotional campaign.

Internationally, Conforama recorded growth of 10.6% on a comparable structure and exchange rate basis, notably with a rise of 7.6% in Italy (on a comparable store basis), 14.8% in Spain (in actual terms), 4.5% in Switzerland and 4.3% in Poland on a comparable store basis.

Fnac

On a comparable basis, Fnac recorded sustained sales growth, up 7.5% in the first three months of 2003 (2.2% on a like-for-like basis) and posted healthy results in France as well as buoyant sales growth in international markets.

In France, the 65 Fnac stores (including the Chartres stores opened in the first quarter of 2003) recorded a 3.3% rise in the first quarter, mainly boosted by store sales in the French regions (up 4.2%) and in Paris (up 3.7%).

The specialised subsidiaries in France continued their successful performance, posting 20.2% growth in the first quarter, of which 23.2% for Surcouf, which opened a fourth store, in Bordeaux, in March, and 13.7% for the Children's division with a strong start to 2002 for Eveil & Jeux, up 19.2% This reflects Surcouf's successful expansion strategy as well as finely-tuned customer segmentation.

Sales outside of France grew by 13.3% on a comparable structure and exchange rate basis. In actual terms. Fnac store sales rose by 13.7%, with sharp growth in Portugal (+14.5%), Spain (+13%) and especially in countries in which the company recently established operations (+72.7% in Italy, +60.4% in Switzerland, on a comparable exchange rate basis and +32.4% in Brazil on a comparable exchange rate basis). The next store opening is planned for the second quarter in Naples, thereby increasing the number of Fnac stores outside France to 33.

Internet sales grew by a factor of 1.5 in the first quarter and now account for 2.6% of total sales, of which 20.3% for Eveil & Jeux and 9.7% for Surcouf.

- **Apparel and Lifestyle Division**

Printemps

In the first quarter of 2003, Printemps recorded sales growth of 1.9% on a comparable basis. The first quarter of 2003 was marked by the dynamic growth of the Sports division and the strength of the department stores despite the drop in store visitors due to the conflict in Iraq.

The department stores maintained strong overall activity, up 0.4%, with sustained growth for the chain stores (excluding Haussmann store), which recorded a 4.9% rise in activity, benefiting from the promotional campaigns of the Printemps store card and a solid performance in Women's Fashion, up 13.7% Activity at the Haussmann store, down by 4.5%, suffered from the drop in the number of international visitors due to the conflict in Iraq and the major renovation work in the Fragrances/Cosmetics department, which aims to create one of the largest selling areas worldwide (3,000 sq. m.).

The Sports division, which combines Citadium and 18 Made in Sport stores (including a new store opened in March 2003), grew by 9.4% in the first quarter. In March alone, sales of the Sports division grew by 22.1%

Redcats

In the first quarter of 2003, Redcats pursued the recovery begun in late 2002 (up 0.9% on a comparable basis in Q4 2002), with a 6% rise on a comparable basis. Excluding the US, growth was even stronger on a comparable basis, at 8%

In actual terms, the company recorded a drop of 1.3%, suffering from the very negative impact of exchange rate fluctuations (down 7.0%) due to the drop in the US dollar and the British pound against the Euro.

In France, the success of La Redoute's spring-summer catalogue reinforced the brand's leadership, with sales up by 12.1%, outperforming the market by 4.4 points in the first quarter of 2003. The La Redoute Catalogue was also successful outside France with spectacular growth of 15.4%, of which 16.8% in Switzerland, 11.4% in the United Kingdom and 11.5% in Belgium. These healthy results reflect the success of the catalogue's renewed focus on its core target customer, women, and the Internet channel's positive impact on mail-order sales.

In the US, Brylane grew by 1.7% in the first quarter of 2003, with particularly strong performance in March and 24.1% growth in the household goods business, due to the success of the Brylane Kitchen catalogue launched in February 2002.

Redcats Nordic started the year well, with a 15.4% increase in mail order sales in the first quarter of 2003.

In the first quarter of 2003, the specialised companies Vertbaudet France and Somewhere confirmed the strong sales performances seen throughout 2002, with growth of 11.9% and 12% respectively.

Internet sales now account for 12.3% of total company sales, compared with 9.5% in 2002, of which 22.3% for Brylane and 11.2% for La Redoute France.

Orcanta

On a comparable store basis, Orcanta recorded sales growth of 8.2% in the first quarter of 2003.

Healthy performance of the Luxury Goods division

	Q1 2002	*Q2 2002*	*Q3 2002*	*Q4 2002*	***Q1 2003***
Comparable change..................	+4.4%	–6.6%	+1.5%	+3.8%	+6.0%

Sales of the Luxury Goods division comprise the Gucci Group's activity between November 2002 and January 2003. Sales for the period remained stable (up 0.3%) in actual terms, mainly affected by the drop in the US Dollar and the Japanese yen, and grew by 6% on a comparable basis.

Gucci's sales dropped by 8.3% mainly due to exchange rate fluctuations. Retail sales fell in Japan, Europe and the US. In Asia outside of Japan, retail sales rose sharply, mainly bolstered by excellent growth in Taiwan, Korea, Hong Kong and China.

Yves Saint Laurent continues to record excellent sales growth (up 32.8% in actual terms), mainly reflecting impressive results in leather goods and footwear (up over 400% and 65% respectively on a comparable exchange rate basis). At January 31, 2003, Yves Saint Laurent had 48 directly operated stores, including the recently opened 930 sq.m. store in Milan (via Montenapoleone). In 2003, Yves Saint Laurent plans to open major flagship stores in New York, Beverly Hills, Hong Kong and London.

YSL Beauté recorded strong performance, with actual sales up by 10.3%, reflecting healthy sales of its leading fragrances, Opium and Kouros, exceptional growth in its cosmetics range (up 24.5%) and the successful launch of the new men's fragrance, M7. YSL Beauté launched Alexander McQueen's first fragrance, Kingdom, in the first quarter.

Bottega Veneta's leather goods were extremely successful, with sales growth of over 90% on a comparable exchange rate basis.

Excellent performance of CFAO

	Q1 2002	*Q2 2002*	*Q3 2002*	*Q4 2002*	***Q1 2003***
Comparable change..................	+7.4%	+9.0%	+7.0%	+.0%	**+7.9%**

Despite events in Ivory Coast, CFAO recorded very strong sales growth in the first quarter of 2003, with a 7.9% rise on a comparable basis. This growth mainly reflects the development of CFAO Technologies (up 32.2%), which now has operations in eight countries (Cameroon, Senegal, Ivory Coast, Gabon, Nigeria, Mali, Burkina Faso and Algeria), solid growth in the Pharmaceuticals sector (up 11.9%), with the growing development of the activity in Egypt, and the mixed results of its Automobiles business, with strong growth in the French overseas departments and territories (11.9%), eastern and southern Africa (up 32.3%) and to a lesser extent in central Africa (down 5.4%) and western Africa (down 0.3%).

Following the acquisition of Isuzu Morocco, which will be consolidated in the second quarter of 2003, CFAO is strengthening its automobile distribution business in Morocco.

Business-to-Business held up well

	Q1 2002	*Q2 2002*	*Q3 2002*	*Q4 2002*	***Q1 2003***
Comparable change..................	–5.2%	–4.6%	–4.0%	–1.0%	**–2.8%**

Rexel

On a comparable basis, Rexel's activity fell by 3% in the first quarter of 2003. Sales were down 3.6% in North America, down 4.5% in Europe excluding France and down 1.4% in France. After accounting for the impact of exchange rate fluctuations of EUR 149 million, mainly due to the appreciation of the euro against the US and Canadian dollar, the decline in activity stood at 10.2%

The implementation of previously announced reorganization measures is ahead of schedule. These measures have been intensified to respond to an environment which remains difficult. In such an environment, operating profitability is not expected to improve in the first half of 2003. However, cost reduction initiatives should allow Rexel to increase operating income in the second half of 2003, even if the current economic conditions continue.

Pinault Bois & Matériaux

On a comparable basis, the company recorded a slight fall of 2.5%, with a small drop in activity for the Distribution business and a decline in the wood Importing and Processing business.

The actual decline of 0.1% includes the positive impact of changes in Group structure of 2.4% particularly due to the carryover impact of acquisitions made in 2002, 2003 acquisitions and the sale of the company's Moroccan business to CFAO.

Guilbert

On a comparable basis, Guilbert's sales fell by 2.2%, mainly reflecting strong performance in France (up 1.3%), dynamic growth in Spain and Portugal (3.1% and 24.5% respectively) and poorer performances in other countries where the company is active.

In actual terms, sales fell by 27.8%, primarily reflecting the sale of Guilbert's mail-order business. On April 8, 2003, the Pinault-Printemps-Redoute Group announced the sale of Guilbert to the US group Office Depot. This transaction is subject to approval from the relevant EU authorities.

	31/03/03 Actual	*31/03/02 Actual*	*Actual*	*Change comparable basis ****
		(in EUR million)		
Conforama	685.3	646.5	+6.0%	+5.9%
Fnac	833.7	781.6	+6.7%	+7.5%
Mobile Planet	5.0	6.5	–23.1%	–5.7%
Leisure and Household Goods division	1,524.0	1,434.6	6.2%	+6.7%
Printemps	222.3	215.9	3.0%	+1.9%
Redcats	1,084.3	1,098.1	–1.3%	+6.0%
Orcanta	12.2	10.8	13.0%	+12.6%
Apparel and Lifestyle division	1,318.8	1,324.8	–0.5%	+5.4%
Retail**	2,842.8	2,759.4	3.0%	+6.1%
Luxury Goods	714.8	712.4	0.3%	+6.0%
CFAO	411.3	387.1	6.3%	+7.9%
Subtotal Retail + Luxury*	3,968.9	3,858.9	2.9%	+6.2%
Rexel	1,660.8	1,849.2	–10.2%	–3.0%
Pinault Bois & Matériaux	329.7	330.1	–0.1%	–2.5%
Guilbert	353.6	490.0	–27.8%	–2.2%
Business-to-Business	2,344.1	2,669.3	–12.2%	–2.8%
Credit and Financial Services**	—	187.6	na	na
(Inter-company sales)	(8.6)	(10.2)	na	na
Total	6,304.4	6,705.6	–6.0%	+2.8%

* *including CFAO*

** *The Retail division now includes the remaining stake in the Credit and Financial Services businesses (Redcats Finance UK and Ellos Nordic) for EUR 14.6 million in QI 2003 and EUR 13.9 millions in QI 2002, as well as sales for Mobile Planet.*

*** *On a comparable basis in terms of Group structure, exchange rate and number of days."*

2 – Gucci Group N.V. announces a solid performance for fourth quarter and full year 2002

Following the publication of Gucci's fourth quarter and full year 2002 results, PPR published the following press release on March 27, 2003:

"Amsterdam, The Netherlands, March 27, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) announces today financial results for the fourth quarter and full year ended January 31, 2003.

KEY DEVELOPMENTS

- *For full year 2002,* **Gucci Group** *fully diluted net income per share of €2.21 and* **Gucci Division** *operating margin before goodwill amortization of 29.1% exceeded expectations, an excellent result given the difficult trading environment in the last quarter.*
- *In the fourth quarter,* **Gucci Group** *revenues advanced to €714.8 million from €703.4 million, and net income per share increased to €0.93 from €0.92.*
- *In the fourth quarter,* **Gucci Division** *achieved an outstanding gross margin of 71.8% and a historically high operating margin before goodwill amortization of 34.7%*
- *For full year 2002,* **Yves Saint Laurent** *performed exceptionally well, growing retail sales by 75.3% to €83 million and leather goods by 270%*
- *For full year 2002,* **YSL Beauté** *increased sales and achieved an excellent margin in a difficult environment for the prestige fragrance industry through growth in* **Yves Saint Laurent** *brand fragrances and cosmetics, the launch of new products and the benefits of a tighter, more selective distribution.*
- *For full year 2002,* **Bottega Veneta** *revenues increased 69.1% on a constant currency basis, accelerating to 90.5% growth in the fourth quarter.*
- *Throughout 2002* **Gucci Group** *continued to invest significantly in its brands, expending approximately €290 million in advertising and communication and €220 million for the opening and refurbishment of directly operated stores. Flagship store openings included:*
- *Paris, New York and Milan for Gucci;*
- *Milan and Taipei for Yves Saint Laurent;*
- *London, Paris and Milan for Bottega Veneta;*
- *Beverly Hills, New York and London for Sergio Rossi;*
- *Tokyo Ginza, London and Milan for Boucheron;*
- *New York for Balenciaga, Stella McCartney and Alexander McQueen.*

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said: "This has been a year of considerable investment in the development of our brands. I am pleased by our achievements, particularly the Group's resilient performance in the face of slower consumer demand, increasing political uncertainty and a weak global economy.

The Gucci Division continued to be highly profitable, delivering a historically high operating margin before goodwill amortization of nearly 35% in the fourth quarter and an exceptionally strong 29% for the full year. This is a tribute to our disciplined approach to managing the business in difficult times through cost reductions and tight inventory controls. In fact, we reduced both markdowns and operating expenses, while continuing to support the Gucci brand.

Yves Saint Laurent delivered outstanding sales performance, increasing retail sales 75% in the year and doubling wholesale sales in the fourth quarter. These results, coupled with strong performance from accessories, drove a significant gross margin improvement to nearly 60%.

YSL Beauté's management team has been able to take advantage of the successful repositioning of Yves Saint Laurent to strengthen the brand's fragrance and cosmetics business and to drive YSL Beauté's fourth revenue growth on a constant currency basis to 16%.

During the year each of our brands generated extremely positive press coverage as well as strong demand from the trade. In particular, Yves Saint Laurent was featured on the cover of more than 100 fashion magazines in the last twelve months. Moreover, Tom Ford's Fall/Winter 2003 collection for Gucci, in stores this June, received some of the strongest reviews and trade responses we have seen in recent years. We have also enjoyed enthusiastic editorial and trade response to the recently shown Fall 2003 collections of each of our other brands.

We are cautious about the Spring period as we continue to see an uncertain environment, with persistent volatility across the global markets worsened by the onset of war. Management remains focused and committed to delivering enhanced performance in all our operations. We very much believe that the strong upcoming collections and improved distribution networks of all of our brands position us well to grow and thrive once the world economy picks up and travel patterns return to normal."

Fourth quarter review

Gucci Division

Gucci Division performed extremely well, achieving record high profitability notwithstanding a testing trading environment and demanding year-on-year comparisons.

Gucci Division revenues were €442.5 million, compared to €476.0 million in 2001 (–7.0 per cent.). Retail sales in non-Japan Asia increased 8.0 per cent. on a constant currency basis, led mainly by excellent growth in Taiwan, Korea, Hong Kong and China. Following last year's exceptional 20.7 per cent. growth, yen denominated retail sales in Japan were down 2.6 per cent. in fourth quarter 2002, but 17.4 per cent. ahead of fourth quarter 2000 sales. In Europe, constant currency retail sales declined 1.6 per cent., with strong growth in France and stable sales in the United Kingdom partially offsetting lower turnover in Italy due to reduced travel and tourism. Notwithstanding double-digit growth in Hawaii, retail sales in the United States declined 4.2 per cent. in constant currency owing to continued depressed economic conditions.

In the fourth quarter, Gucci inaugurated its enlarged flagship in Milan (Via Montenapoleone) and added new stores in Honu (Hawaii), Venice, Saint Moritz, San Jose (California) and a jewelry boutique in Rome. As at January 31, 2003 Gucci had 174 directly operated stores.

The 7.8 per cent. decline in wholesale distribution sales owed primarily to significantly lower sales to travel and duty free retailers. Sales to department and specialty stores were stable compared to last year.

Gucci Division Margins

In the fourth quarter the gross margin continued to be exceptionally high (71.8 per cent., compared to 72.1 per cent. in 2001 and 71.7 per cent. in 2000) notwithstanding the decline in revenues. Management exercised strict inventory and cost control, maintaining low markdown levels and cutting operating expenses by €19.2 million to €164.4 million.

The combination of continued gross margin strength and reduced operating costs drove the operating margin before goodwill amortization to a historical high, 34.7 per cent. (€153.4 million), compared to 33.6 per cent. in 2001 and 30.1 per cent. in 2000.

For the full year Gucci achieved a gross margin of 71.1 per cent., compared to 72.0 per cent. in 2001. The operating margin before goodwill amortization was 29.1 per cent. (€447.8 million), compared to 30.5 per cent. in 2001 (historical high) and 27.0 per cent. in 2000.

Yves Saint Laurent

Yves Saint Laurent's fourth quarter revenues increased 34.5 per cent. to €41.7 million.

Sales of high margin leather goods and shoes advanced by over 400 per cent. and over 65 per cent., respectively, on a constant currency basis. For full year 2002 leather goods and shoe sales grew to 32 per cent. of revenues.

As of January 31, 2003, Yves Saint Laurent had 48 directly-operated stores, including the recently opened 10,000 square foot flagship in Milan (Via Montenapoleone). In 2003, Yves Saint Laurent will open important flagship stores in New York (57th Street off 5th Avenue), Beverly Hills (Rodeo Drive), Hong Kong (Canton Road) and London (Bond Street).

Yves Saint Laurent Margins

Thanks to gross margin improvements, and notwithstanding the significant investment in newly opened stores as well as in advertising and communication, for full year 2002 Yves Saint Laurent increased its gross margin to 58.1 per cent. from 54.0 per cent. and reduced its operating loss before goodwill and trademark amortization to €64.8 million from €76.2 million.

YSL Beauté

Following the successful restructuring of distribution, which included the elimination of inappropriate doors, the termination of parallel distribution and the introduction of a new counter concept consistent with the rejuvenated image of Yves Saint Laurent, YSL Beauté achieved substantial revenue growth and higher profitability.

In the fourth quarter, sales advanced 15.8 per cent. on a constant currency basis to €148.7 million. Yves Saint Laurent brand fragrance and cosmetics sales increased 17.5 per cent. on a constant currency basis thanks to the continued strong sales of the pillar fragrances *Opium* and *Kouros*, an exceptional growth in make-up (+24.5 per cent.) and the successful launch of the new men's fragrance M7.

During the fourth quarter, YSL Beauté worked to prepare new products for launch in 2003, including a new Yves Saint Laurent skin care line as well as fragrances for Stella McCartney, Zegna and Alexander McQueen, whose perfume, *Kingdom*, was launched in May 2003.

YSL Margins

For full year 2002 YSL Beauté increased its operating margin before goodwill and trademark amortization to 7.0 per cent. (€38.5 million) from 6.5 per cent. in 2001.

Other Operations

During 2002, the Group invested significantly in its newly-acquired brands, building infrastructure, launching new collections and opening flagships in key locations. Highlights of fourth quarter activity included Bottega Veneta's revenue growth, which exceeded 90 per cent. in constant currency thanks to growing consumer and trade interest for the brand's superb quality, artisan-made leather goods. Alexander McQueen, Stella McCartney and Balenciaga each presented strong Fall/Winter 2002 and Spring/Summer 2003 collections, which generated substantially increased purchases by wholesale customers as well as excellent media coverage.

Corporate Expenses

Corporate expenses were €7.0 million, compared to €9.3 million in 2001.

Goodwill and Trademark Amortization

Goodwill and trademark amortization was €34.1 million (€26.0 million, net of tax), compared to €30.7 million (€25.2 million, net of tax) in 2001.

Financial Income

Net financial income was €11.9 million, compared to €12.3 million in 2001.

Effective Tax Rate

The unusually low effective tax rate reflected the reversal of tax risk provisions made in prior years following the successful conclusion of certain tax audits during the fourth quarter.

Treasury Shares

During the fourth quarter the Group purchased 250,595 shares for an aggregate cost of €21.6 million.

Net Income per Share

Fully diluted net income per share was €0.93, including a €0.25 charge (net of tax) for goodwill and trademark amortization. In 2001, fully diluted net income per share was €0.92, including a €0.25 charge (net of tax) for goodwill and trademark amortization.

For Full year 2002, fully diluted net income per share was €2.21, including a €0.99 charge (net of tax) for goodwill and trademark amortization. For full year 2001, fully diluted net income per share was €3.08, including a €1.02 charge (net of tax) for goodwill and trademark amortization.

Other Current Assets

The increase in other current assets to €293.6 million on January 31, 2003 from €169.7 million on January 31, 2002 was due almost entirely to the increase in fair market value of hedge derivatives to €110.6 million on January 31, 2003 from €3.2 million on January 31, 2002, based primarily on the recent significant revaluation of the Euro compared to the US Dollar and Japanese Yen.

3 – New organization of PPR's management

Regarding the new organization of its management, PPR published the following press release, on April 4, 2003:

- ***Denis Olivennes is appointed Chairman and Chief Executive Officer of FNAC and General Manager of the Leisure and Home Division.***
- ***Thierry Falque-Pierrotin, Chairman of Redcats' Management Board, is appointed General Manager of the Apparel and Lifestyle Division.***

In line with its strategic refocusing on the individual consumer and in order to reinforce its operational efficiency, the Pinault-Printemps-Redoute Group is reorganizing its management structure in its retail activities around two new divisions, Leisure and Home on the one hand, and Apparel and Lifestyle on the other hand. This new organization becomes effective on April 28, 2003.

Denis OLIVENNES, until now Chief Operating Officer in charge of Distribution, is appointed General Manager of the Leisure and Home division, which includes Fnac and Conforama. At the same time, Denis OLIVENNES is appointed Chairman and Chief Executive Officer of Fnac. His mission is to continue the development of Fnac initiated with success by Jean-Paul Giraud over the past eight years, first as General Manager and subsequently as Chairman and CEO, as well as to reinforce Fnac's role on the cultural scene.

Thierry FALQUE-PIERROTIN is appointed General Manager of the Apparel and Lifestyle division, which includes Redcats, Printemps and Orcanta. Thierry FALQUE-PIERROTIN remains chairman of the management board of Redcats, the Group's home shopping pole.

The General Managers of each division are in charge of coordinating activities between member companies, whose Chief Executive Officers, Laurence DANON for Printemps and Per KAUFMANN for Conforama, members of the Group's Executive Committee, retain their full responsibilities.

Serge WEINBERG, Chairman of Pinault-Printemps-Redoute's management board, declared: « The concentration of our activities in our retail and luxury brands on the individual consumer allows us to put in place a focused and lean organization. This organization is designed to favor the further development of operational synergies between companies operating on similar markets, while preserving the identity of each of our brands and the individual responsibilities of each of our managers.»

Denis OLIVENNES, born on October 18, 1960, is a graduate of the Ecole Normale Supérieure and Ecole Nationale d'Administration. After serving as an auditor of the Cour des Comptes, he became Deputy CEO of Air France Group (1994-1997), Chief Operating Officer of NC Numéricâble (1998-1999) and Chief Operating Officer of Canal + Group (2000-2002). He joined Pinault-Printemps-Redoute in September 2002 as Chief Operating Officer in charge of Distribution, member of the Executive Committee and the Management Board.

Thierry FALQUE-PIERROTIN was born on November 1, 1959 and is a graduate of Ecole Supérieure des Sciences Economiques et Commerciales (Essec) and l'Institut d'Etudes Politiques de Paris. He began his career with JP Morgan, occupying a variety of positions in New York and Paris. In 1987, he joined Pallas Finance. He has been with the Pinault-Printemps-Redoute group since 1990, where he has held the positions of Vice President, Business Development at CFAO (1990-1991). Chairman & CEO of Transcap Logistique (1991-1992), Vice President, Strategy and Business Development of the Pinault-Printemps-Redoute group (1992-1994) and Deputy CEO then CEO of Prisunic (1994-1997). He has been Chairman and CEO of Pinault Bois & Matériaux and a member of the Pinault-Printemps-Redoute group Executive Committee since December 1997. He was appointed Chairman of the Management Board of Redcats and Member of Pinault-Printemps-Redoute's management board in November 2001.

4 – PPR signs an agreement with Office Depot for the sale of Guilbert

On the signature of an agreement with Office Depot for the sale of Guilbert, the Issuer published the following press release on April 11, 2003:

"Pinault-Printemps-Redoute has finalised an agreement with the US group Office Depot for the sale of its company Guilbert, Europe's leading distributor of office equipment and supplies to business-to-business customers.

The transaction totalled EUR 815 million. An additional payment of EUR 40 million will be made if the Office Depot share price exceeds USD 20 for 5 consecutive trading sessions in the 18 months following the approval of the disposal by EU competition authorities.

This transaction before taking into account the potential additional payment, will have no impact on full-year Group net income excluding non-recurring items. The disposal will reduce debt EUR 815 million (a reduction of EUR 640 million of consolidated net financial debt and a reduction of EUR 175 million of outstanding securitised customer loans).

The Office Depot share closed at USD 11.60 on April 10, 2003."

On the basis of the information that is currently available to the Group, and in particular about the estimated amount of net financial debt of the activities which at the time of the disposal, the consolidated capital loss net of taxes of this transaction should be in the order of EUR 70 million.

5 – PPR increases its stake in Gucci

On May 9, 2003, the Issuer increased its stake in Gucci to 63.28 per cent. compared to 59.7 per cent. at the end of February 2003.

The Issuer has purchased 2,862,006 Gucci shares since March 1, 2003, bringing the total number of shares purchased since January 1, 2003 to 8,176,156.

As of June 30, 2003, the €847.5 million investment in purchases of Gucci shares had a direct impact on the Group's consolidated net financial debt.

6 – PPR signs an agreement with Wolseley for the salle of Pinault Bois & Matériaux

Regarding the agreement with Wolseley for the sale of Pinault Bois & Matériaux, the Issuer published the following press release on May 1, 2003:

"Pinault-Printemps-Redoute has finalised an agreement with the UK group Wolseley for the sale of its company Pinault Bois & Matériaux, the French specialist distributor of wood and building materials.

The transaction totalled EUR 565 million and represents a multiple of nearly 8 times Pinault Bois & Matériaux's 2002 operating profits.

The disposal will reduce PPR's debt by EUR 565 million (a reduction of EUR 500 million in net consolidated financial debt and of EUR 65 million of securitization).

The impact is very slightly dilutive on PPR group net income excluding non-recurring items.

This transactions is subject to approval from the relevant EU competition authorities.

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement: "The sale of this historical asset of the Group is an important step in our strategy of focusing on the individual consumer. Following the divestment of the Credit and Financial Services activities and of Guilbert, this new sale confirms our ability to execute this strategic shift rapidly and in excellent conditions".

Wolseley is the world's largest distributor of plumbing and heating equipment and a market leading distributor of building materials in the UK and USA to professional contractors. Group sales for the year ended July 31, 2002 were approximately £8 billion and operating profit before goodwill, was £464 million.

In the UK, Wolseley Centers is the leading plumbing and heating distributor with nearly 1,300 locations. It is also a leading distributor of heavyside building materials in the UK. In the year to July 31, 2002, it reported sales of £1.7 billion, an increase of 8.7 per cent. on the prior year. It has approximately 9,700 employees.

In France, Brossette is the only national distributor or plumbing and heating equipment and is the market leader with over 406 locations. In the year to July, 31, 2002 it reported sales of €875 million (£603 million). It has approximately 3,300 employees.

Wolseley is quoted on the London and New York stock exchanges.

On the basis of the information that is currently available to the Group, and in particular about the estimated amount of net financial debt of the activities which at the time of the disposal, the consolidated capital loss net of taxes of this transaction should be in the order of €80 million.

7 – Rexel sells its specialized distribution of security equipment to Electra Partners for €112 million

Regarding the sale by Rexel of its specialized distribution of security equipment to Electra Partners, Rexel, a subsidiary of the Issuer, issued the following press release on May 6, 2003:

"Rexel has signed an agreement to sell the Gardiner Group, Stentorius, and JLD, companies specialized in the distribution of electronic security equipment, to ELECTRA PARTNERS, a European private equity specialist.

This transaction was concluded under favorable financial conditions, with the sale price amounting to EUR 112 million or 11 times 2002 operating income. The transaction features a EUR 16 million seller's credit facility.

The three companies involved – the Gardiner Group (located in the United Kingdom, France, the Benelux and in Scandinavia), Stentorius and JLD (France) – working exclusively with specialist installation contractors, distribute security equipment (anti-intrusion systems, closed circuit television – CCTV, access control and fire detection) through their own network. Total sales of the three companies for 2002 was EUR 227 million.

Through its generalist network, Rexel will continue to develop its activities in the security equipment distribution market with its installation contractor customers. Thanks to the commercial and technical expertise it has gained, Rexel has developed rapidly in this segment, particularly with the creation of the Citadel organization. In 2002, Rexel's security business generated EUR 150 million in sales.

Rexel will continue to maintain close commercial relations with the Gardiner Group in the security equipment field through Citadel.

This sale has been submitted for approval to the relevant national competition authorities and is expected to be concluded by the end of June 2003."

Electra Partners Europe is an independent private equity company, specialized in mid-size European companies and, in particular, companies whose maximum enterprise value is €400 million. Its bases of operation are Paris, London, and Frankfurt, and its investment focus is on the following sectors: business services, industry, consumer goods and services, financial services and the media.

8 – PPR launches an issue of OCEANE

On May 13, 2003, the Issuer announced that it had launched an issue of bonds convertible and/or exchangeable for shares (OCEANE):

"Pinault-Printemps-Redoute has launched today an issue of bonds convertible and/or exchangeable into new or existing shares (the "Bonds"). The initial amount of the offering is approximately EUR 940 million after the full exercise of the Company's increase option, and may be increased to approximately EUR 1,1 billion in the event the over-allotment option is exercised by the joint lead-managers and joint-bookrunners.

The nominal value of the Bonds has been fixed at EUR 86.36 and includes a premium of 43 per cent. over the relevant market price of a Pinault-Printemps-Redoute share at the time the final terms of the Bonds were determined. The Bonds will bear an annual coupon of 2.5 per cent. per year, the gross yield to maturity is 3.625 per cent.

The COB has granted a visa n° 03-414 dated 13 May 2003 on the prospectus. The offering to the public in France shall be open from 14 May 2003 to and including 16 May 2003.

As a reminder, the net proceeds will be used to meet the general financing needs and to improve the capital structure of the Pinault-Printemps-Redoute Group.

*This offer does not constitute a public offering (*appel public à l'épargne*) in any jurisdiction other than France. The Bonds are being placed by a syndicate of banks led by BNP Paribas, JPMorgan and SG Investment Banking, joint lead-managers and joint-bookrunners."*

9 – Rexel increases its share capital

On May 26, 2003, Rexel announced that its was undertaking a capital increase with retention of preferential subscription rights:

"In order to strengthen its potential for development and its financial structure, Rexel is undertaking a capital increase, with retention of preferential subscription rights, in an amount of €416,653,644, which may be increased to a maximum of €416,932,300.5 in the event of exercise of all the preferential subscription rights attached to shares issued upon exercise of stock options.

The subscription period will begin on Monday, June 2, 2003 and will end of Friday, June 13. Rexel's shareholders will have the benefit of preferential subscription rights allowing them to subscribe 3 new shares, at a price of €20.5 each, for 7 existing shares.

The Pinault-Printemps-Redoute group has undertaken with Rexel to subscribe on an irreducible basis to the full extent of its holding, and on a reducible basis to the extent necessary to permit consummation of the transaction at a minimum level of 75%.

*The offering circular (*prospectus*) relating to the capital increase received visa N° 03-468 dated May 23, 2003 from the* Commission des opérations de bourse.

This transaction is led by Crédit Agricole Indosuez Lazard, Crédit Lyonnais and HSBC CCF."

10 – Gucci Group N.V. announces dividend

On May 28, 2003, Gucci Group N.V. announced a proposed return of capital of €13.50 per share and an annual dividend of €0.50 per share:

"Amsterdam, The Netherlands, May 28, 2003. Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCLAS) today announces that the Supervisory Board has declared, subject to approval by Shareholders at the Annual General Meeting, to distribute €13.50 per share in the form of a return of capital, as well as an annual cash dividend of €0.50 per share. Based on the number of shares currently outstanding, these payments would approximate €1,340 million and €50 million, respectively.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: "During the last three years we have successfully transformed Gucci from a single-brand Company into a highly focused multi-brand Group, creating a balanced portfolio of strong, industry-leading luxury goods brands.

We are aggressively pursuing the realisation of our vision to strengthen Gucci's position as one of the leading and most profitable luxury brands, while reinforcing the Group through the development of Yves Saint Laurent into our second pillar brand and the accelerated growth of our other brands.

We continue to focus our attention and energy on growing all our operations, and we do not expect to make significant acquisitions in the near future. Accordingly, we have reviewed our financial position and concluded that our significant net cash holdings are not necessary to develop the Group. Therefore, we have decided it would be beneficial to all shareholders for us to return this surplus cash which is currently invested in low risk but low return financial assets in order to permit them to seek higher returns.

I want to stress that after this payment we will still have a remarkably strong financial position. We forecast that our net debt will be between €200 and €300 million, after the payment, on October 2, 2003, and significantly reduced at year end, while shareholders equity will exceed €3 billion. This balance sheet, which is one of the strongest in our industry, will enable us to finance all the investments needed to develop our brands as well as any acquisition opportunities that might arise"

Return of Capital

The Supervisory Board has proposed to return €13.50 per share to Shareholders, who will have the opportunity to vote on the proposal at the Annual General Meeting. The resolution will be described in the Proxy Statement, to be issued on June 13, 2003.

Following an affirmative vote of Shareholders and in compliance with Dutch statutory procedures, the Company expects to pay €13.50 per share on the Euronext Amsterdam shares on October 2, 2003 and on the New York Stock Exchange (NYSE) shares promptly thereafter. The Euronext Amsterdam shares and NYSE shares both will commence trading ex-payment on September 26, 2003. The record date for the NYSE shares will be September 30, 2003.

In accordance with the agreement between the Gucci Group and PPR (see note), the Company's Independent Directors have determined that, as a result of the payment, the US$101.50 per share "put price" that PPR is committed to offer for all Gucci Group shares in March 2004 will be reduced by €13.50 per share, plus a small adjustment for the time value of money.

Annual Cash Dividend

The Supervisory Board has declared an annual cash dividend of €0.50 per share from the profits earned in fiscal 2002, subject to Shareholders' adoption of the Company's statutory annual accounts at the Annual General Meeting. The Euronext Amsterdam shares and NYSE shares will commence trading ex-dividend on July 18, 2003. The record date for NYSE registered shares will be July 22, 2003. The payment date on the Euronext Amsterdam shares will be July 25, 2003; payment on the NYSE shares will be promptly thereafter.

Annual General Meeting

Gucci Group will convene its Annual General Meeting of Shareholders on July 16, 2003 at 11:00 a.m. at the Amstel Intercontinental Hotel, Professor Tulpplein No. 1, 1018 GX Amsterdam, The Netherlands.

Notes

- *Article 2.4 of the Restated Strategic Investment Agreement ("RSIA"), signed by Gucci Group and Pinault-Printemps-Redoute ("PPR") and dated September 9, 2001, requires that PPR make a cash public offer for all Gucci Group N.V. shares at a "put price" of US$101.50 from March 22 to April 30, 2004. In accordance with Article 2.6 of the RSIA, the Independent Directors determined that the put price will be reduced by the per share US dollar equivalent of €13.50, adjusted for the time value of money between the date of payment on the Euronext Amsterdam shares, October 2, 2003, and the final day of the public offer period, April 30, 2004. The per share US dollar equivalent of €13.50 will be determined by the US dollar reference exchange rate against the euro, published by the European Central Bank (ECB), on October 2, 2003. The time value of money will be set at 3-month US dollar LIBOR on October 2, 2003, increased by 100 basis points.*

  For example, assuming that on October 2, 2003 the Euro-US Dollar exchange rate were €1.00=US$1.19 (the approximate rate on May 27, 2003) and 3-month US Dollar LIBOR were 1.28% (the approximate rate on May 27, 2003), the time value adjustment to the put price would be €0.20 and the put price would

be reduced by approximately US$16.28 to US$85.22. (Note that foreign exchange and interest rates as of October 2, 2003 are likely to be different from current rates).

– *Under current Dutch law, the payment will not be subject to Dutch withholding tax".*

11 – Fnac enters into a joint-venture with Shin Kong Mitsukoshi

Fnac has decided to enter a joint-venture with the Taiwanese-Japanese Group Shin Kong Mitsukoshi (SKM), the leading chain of department stores in Taiwan. The aim of this joint-venture is to accelerate the company's growth in Taiwan. Under the terms of this agreement, four new stores will be opened before the end of 2003: in Taipei, in the provincial city of Tainan and in Taichung, two of which will be in the first half-year. This new structure, known as Fayaque Co. Ltd, will be owned 40 per cent. by Fnac and 60 per cent. by SKM.

12 – Completion of the sale of Guilbert to Office Depot

On June 6, 2003, following the authorization of European competition authorities given on May 23, 2003, the Group announced the completion of the sale of Guilbert to the U.S. group Office Depot:

"This transaction announced on April 11 2003 is valued at 815 million euros. It represents a new step in Pinault-Printemps-Redoute's strategy to concentrate on the individual customer through its retail and luxury activities."

13 – Conforama opens its tenth store in Spain

On June 18, 2003, the Group announced the opening of Conforama's first store in Navarro, Cordovilla, near Pamplona – and its tenth in Spain:

"Spain is currently considered a priority market for Conforama. Indeed, the opening in Navarro is part of the company's overall growth plan in which its objective is to achieve a total of 30 stores in the mid-term, for an estimated long-term potential of 60 stores in the country.

This potential for growth is explained by both the fast-paced construction activity in the country (500,000 new housing units are likely to be equipped), as well as by the fragmentation of the Spanish market, wherein few companies in the household goods sector offer a variety of coordinated product families.

With a presence in the country since 1992, Conforama Spain already operates nine other stores: one each in Madrid, Catalonia, and the Balearic Islands; and two in Andalusia, two in the Basque Country, and two in Valencia. The company posted total sales in Spain of 70 million euros in 2002, up 8% from 2001, and employs 450 people.

The Conforama Cordovilla, whose sales and stock areas measure 4,000 sq. m. each, has a product offering of more than 5,000 products and is as faithful to Conforama's commitments in terms of product pricing and availability as it is to their concept: "Everything for the home under one roof".

The company also relies on the principle of range regionalisation and offers product lines that are in tune with the tastes of customers living in the regions where Conforama opens its stores.

This new sales outlet's construction and layout were completed in accordance with the new generation of stores whose objective is to promote product display and selection: Along the customer route, products are grouped into categories which combine the three product families of furniture, decor, and electronics (domestic appliances and home entertainment), and are interspersed by appealing promotional aisles."

14 – Gucci acquires full control of joint-ventures in Singapore and Malaysia

On June 27, 2003, Gucci announced that it had acquired full control of joint-ventures in Singapore and Malaysia:

"Amsterdam, The Netherlands, June 27th, 2003: Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) announces today that it has acquired the remaining 35% stake in Gucci Singapore Pte Ltd and Gucci (Malaysia) Sdn Bhd held by its joint venture partner F J Benjamin Holdings Ltd.

Gucci currently has five shops-in-shop operations in Singapore and two in Malaysia.

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: "South East Asia is a very important region for our industry, and Singapore and Malaysia are increasingly exciting centres. The acquisition of full control over our operations there indicates our commitment to further develop the Gucci brand in markets which we believe have good potential for future growth."

15 – Rexel completes the sale of Gardiner Group, Stentorius and JLD for €112 million

On July 1, 2003, Rexel confirmed that it had completed the sale of Gardiner Group, Stentorius and JLD, companies specialized in the distribution of electronic security equipment, to Electra Partners:

"This transaction, announced on May 6, 2003, is valued at EUR 112 million or 11 times 2002 operating income, including a EUR 16 million seller's credit facility.

The settlement is made value date June 30, 2003.

This sale is part of Group policy of concentrating capital employed on its core business of distribution of electrical parts and supplies.

Rexel will continue to develop its activities in the security equipment distribution market for its installation contractor customers through its Citadel concept. Citadel was created in 2000 and has positioned itself as the ideal partner for electrical contractors developing their activity in a new, fast-growing market segment. In addition to a selection of easily presented and installed products, Citadel offers its customers, through Rexel's generalist outlets, a wide assortment of services, such as training, after-sales service hotline support, or extended product warranties.

In this framework, Rexel will continue to maintain close commercial relations with the Gardiner Group, as supplier of Citadel.

In order to accelerate the development of this business, Benoît Le Chatelier has been appointed as Director in charge of the Security activity of the Group. Formerly, he was Operations Director at Rexel Germany."

16 – Gucci Group N.V. announces financial results for the first quarter 2003

On July 2, 2003, Gucci Group announced financial results for the first quarter ended April 30, 2003:

"Amsterdam, The Netherlands, July 2, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces financial results for the first quarter ended April 30, 2003.

HIGHLIGHTS

- ***Gucci Group** revenues were €567.1 million; operating income before goodwill and trademark amortization was €5.8 million.*
- ***Gucci Division** revenues were €3204.4 million; operating income before goodwill amortization was €64.8 million (20.2% margin).*
- ***Yves Saint Laurent** revenues were €32.9 million, up 4.3% in constant currency. In May and June, retail sales returned to double-digit growth in constant currency.*
- ***YSL Beauté** revenues were €140.9 million, up 2.9% in constant currency.*
- ***Botegga Veneta** revenues increased 63% in constant currency.*
- ***Alexander McQueen** and **Stella McCartney** each has triple digit sales growth.*

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: "The luxury goods industry faces a uniquely challenging environment during the first quarter and particularly in March and April, with the war in Iraq and the outbreak of SARS in Asia having had a devastating impact worldwide. The situation was exacerbated by the strong revaluation of the Euro, which cut tourism and tourists' purchasing power in Europe. The resulting sharp decline in travel and consumer confidence led to reduced traffic and sales in our stores, particularly in our flagships in major tourist destinations. As a result, this quarter was the most difficult we have experienced.

As we have always done, we acted swiftly to meet the challenge. We have continued to reduce costs aggressively. In addition; we have developed and are already delivering very strong collections for the Fall/Winter season. In particular, Gucci's Fall/Winter leather goods collection is superb and has driven significant shift in the trend of retail sales as it has begun to reach our stores in the second half of June. Notably, we are seeing double digit retail sales growth in Japan and Asia. In addition, after this difficult quarter the retail sales of Yves Saint Laurent are rebounding, with double digit growth in May and June.

As we continue to develop the Group's brands I am particularly pleased with the success of Bottega Veneta, which continues to grow rapidly, with revenues 63% in constant currency. I am also delighted by the CFDA's award of international designer of the year to Alexander McQueen. This tribute is in recognition of his outstanding talent, which is the force behind the brand's increasing success.

Our disciplined approach to cost control, as well as improving revenue trends in May and June, driven by improving consumer sentiment and great collections, lead us to believe that the Group's performance will strengthen in the second half of the year and beyond."

First quarter review

Gucci Division

Gucci Division revenues were €320.4 million, compared to €371.2 million in 2002 (–13.7%). The combination of negative economic and political events in the quarter led to lower revenues in most of Gucci's major markets.

In Europe, retail sales declined 21.3% on a constant currency basis, as the sharp fall in tourism led to lower sales in Gucci's larger stores, particularly in Italy and France. In the United States, retail sales declined 11.8% on a constant currency basis, with sales in mainland US and Hawaii down 13.1% and 6.0% respectively. Retail sales in non Japan Asia decreased by 4.7% on a constant currency basis, in large part due to the outbreak of SARS, which led to lower retail sales of 9.3% in Hong Kong, despite an 8.4% increase in the first half of the quarter. By contrast, retail sales in South Korea in Taiwan advanced 14.0% and 12.4% respectively on a current currency basis. In Japan, Yen denominated retail sales were 2.2% lower, but have since improved significantly: up 7% in April and 10% in May and June.

Sales were down in most product categories, with the exception of jewelry (+18.4%) which continued to benefit from the increasing breadth, quality and unit prices of the collection. The steep decline in travel and tourism negatively affected sales of leather and goods and watches, which also suffered from the current severe depression in the fine watch business worldwide.

Gucci Division Margins

Gucci maintained a high gross margin, 70.4% compared to 70.1% in 2002. management reduced operating expenses to €160.9 million from €166.5 million and maintained communication expenses at the prior year's level, approximately €22 million. The operating margin before goodwill and amortization was 20.2% (€64.8 million) compared to 25.3% (€93.8 million).

Yves Saint Laurent

Yves Saint Laurent revenues were €32.9 million, an increase of 4.3% in constant currency. As the weight of Yves Saint Laurent's business in Europe is higher than for many luxury brands, the effect of the slowdown in Europe was particularly severe.

Retail sales resumed growth in the months of May and June, increasing 16% in constant currency.

Management expects the strong Fall/Winter collection as well as the expansion of the retail network to support sales growth in the second half of 2003. In June, Yves Saint Laurent inaugurated an important store in 57th Street, off 5th Avenue, in New York and an accessory-only store in an excellent location on via Condotti in Rome. In early Fall it will open flagship stores in Beverly Hills (Rodeo Drive), Hong Kong (Canton Road) and London (Bond Street).

Yves Saint Laurent Margins

The operating loss before goodwill and trade mark amortization was €21.5 million, compared to €19.7 million.

YSL Beauté

YSL Beauté sales were €140.9 million, an increase of 2.4% in constant currency.

Yves Saint Laurent brand sales increased 3.5% on a constant currency basis, driven by 3.1% growth from fragrances and 5.4% growth from make-up on a constant currency basis.

During the first quarter, YSL Beauté launched *Kingdom* for Alexander McQueen and *Essenza di Zegna* for Zegna, while preparing the introduction of *Stella*, the first Stella McCartney fragrance, this Fall.

YSL Beauté Margins

The start up and communication expenses to launch the new fragrances were the principal factors causing YSL Beauté to incur a €7.0 million operating loss before goodwill and trademark amortization.

Other Divisions

In light of the strong momentum of Bottega Veneta, the US retail sales of which doubled in constant currency in the February–June period, management decided to open a Bottega Veneta flagship store on New York's 5th Avenue, in the highly prestigious location originally planned for Boucheron. Boucheron has opened major locations in the last year in London, Tokyo, Milan, Paris and Honolulu, and it is appropriate to develop the business in these stores prior to undertaking a major New York store.

Alexander McQueen and Stella McCartney more than doubled sales in the quarter. Alexander McQueen opened stores in London in April and in Milan in June. Stella McCartney, which also opened a store in London in April, will open a store in Los Angeles in early Fall.

Corporate Expenses

Corporate expenses were €9.9 million, compared to €10.1 million in 2002.

Goodwill and Trademark Amortization

Goodwill and trademark amortization was €30.2 million (€24.1 million, net of tax), compared to €30.7 million (€25.1 million, net of tax) in 2002.

Financial Income

Net financial income was €7.7 million, compared to €16.0 million in 2002, representing an average annualized yield on cash under management of 2.97%.

Treasury Shares

During the first quarter the Gucci Group purchased 3,203,987 shares for an aggregate cost of €281.6 million.

17 – Completion of the sale of Pinault Bois Materiaux to Wolseley

Following the authorisation of European competition authorities on July 3, 2003, PPR announced the completion of the sale of Pinault Bois & Matériaux to the U.K. group Wolseley.

"This transaction announced on May 1, 2003 is valued at €565 million. It represents a symbolic step in Pinault-Printemps-Redoute's strategy to concentrate on the individual customer through its retail and luxury activities."

CONSOLIDATED CAPITALISATION TABLE AND INDEBTEDNESS
PINAULT-PRINTEMPS-REDOUTE

	December 31, 2002	*December 31, 2001*	*December 31, 2000*	*December 31, 1999 New standard**	*December 31, 1999 published*
Short-term debt					
Short-term borrowings	1,416.40	5,801.7	6,049.0	3,967.6	2,359.3
Current portion of long-term debt	3,470.10	3,146.2	2,296.2	2,796.7	1,456.8
	4,886.5	8,947.9	8,345.2	6,764.3	3,816.1
Long and medium term debt					
PPR indexed bonds due 2005 €106,714,312.07	106.7	106.7	106.7	106.7	106.7
PPR 5.20% bonds due 2005 €304,898,034.48	304.9	304.9	304.9	304.9	304.9
PPR O.C.E.A.N.E. due 2003 €1,094,564,768	1,128.0	1,094.6	1,094.6	1,094.6	1,094.6
PPR O.C.E.A.N.E. due 2007 €1,380,000,050	862.5	880.0	0.0	0.0	0.0
PPR FRN due 2002 €250,000,000	0.0	250.0	0.0	0.0	0.0
PPR FRN due 2002 €250,000,000	0.0	250.0	250.0	0.0	0.0
PPR FRN due 2003 €250,000,000	250.0	250.0	250.0	0.0	0.0
PPR FRN due 2004 €300,000,000	300.0	300.0	0.0	0.0	0.0
CAUMARTIN bond due 2005 €424,743,760	424.7	424.7	0.0	0.0	0.0
REXEL convertible bonds due 2002 €207,017,807.21	0.0	57.3	57.3	57.3	57.3
REXEL indexed bonds due 2008 €45,734,705.17	45.7	45.7	45.7	45.7	45.7
REXEL 4.80% bonds due 2004 €182,938,820.69	182.9	182.9	182.9	182.9	182.9
Capitalized lease obligation	191.0	231.4	163.7	179.3	11.1
Other long term debt	7,219.0	7,369.8	7,447.1	6,644.2	3,617.7
Current portion of long term debt	–3,470.10	–3,146.2	–2,296.2	–2,796.7	–1,456.8
	7,545.3	8,601.8	7,606.8	5,818.9	3,964.1
Total indebtedness	12,431.8	17,549.7	15,952.0	12,583.2	**7,780.2**
Stockholder's equity – Group share					
Share capital	489.6	489.6	362.2	363.4	363.4
Additional paid-in capital	1,787.9	1,787.9	1,299.8	1,439.4	1,439.4
Cumulative translation adjustments	577.6	838.3	504.6	253.1	253.2
Consolidated reserves	2,024.4	1,823.6	1,424.3	906.0	1,033.9
Attributable net income for the year	1,589.2	752.7	767.0	628.5	625.7
	6,468.7	5,692.1	4,357.9	3,590.4	3,715.6
Minority interests	2,718.6	2,867.9	3,021.5	2,707.5	2,639.5
Consolidated shareholder's equity	**9,187.3**	**8,560.0**	**7,379.4**	**6,297.9**	**6,355.1**
TOTAL CAPITALISATION	**21,619.1**	**26,109.7**	**23,331.5**	**18,881.2**	**14,135.3**

* 1999 financial statements restated in accordance with rule n° 99-02 of the French "*Comité de la Réglementation comptable*"

There has been no material change in the capitalisation of the Issuer since December 31, 2002, except in all instances, for increases, decreases or losses which are disclosed in this Offering Circular under the heading "Recent Developments".

MANAGEMENT STRUCTURE OF PINAULT-PRINTEMPS-REDOUTE
(as at June 30, 2003)

Supervisory Board

Patricia Barbizet	*Chairwoman*
François-Henri Pinault	*Vice-Chairman*
René Barbier de La Serre	
Pierre Bellon	
Allan Chapin	
Luca Cordero di Montezemolo	
Anthony Hamilton	
François Henrot	
Philippe Lagayette	
Alain Minc	
François Pinault	
Baudouin Prot	
Bruno Roger	

Management Board

Serge Weinberg	*Chairman*
Thierry Falque-Perrotin	
André Guilbert	
Per Kaufmann	
Denis Olivennes	

Executive Committee

Denis Olivennes	*Chairman and CEO of FNAC*
Laurence Danon	*Chairman of the Management Board of France Printemps*
Thomas Kamm	*Vice-President Corporate Communications*
Alain Viry	*Chairman and CEO of CFAO*
François Potier	*Vice-President Human Resources*
Serge Weinberg	*Chairman of the Management Board and CEO of Pinault-Printemps-Redoute*
Jean-Charles Pauze	*Chairman and CEO of Rexel*
Thierry Falque-Pierrotin	*Chairman of the Management Board of Redcats*
Patrice Marteau	*Corporate Secretary and CFO*
Frédéric Obala	*Vice-President Strategy and Planning*
Bertrand de Talhouët	*Deputy CEO Cross-functional Resources*
Per Kaufmann	*Chairman of the Management Board of Conforama*

Stockholders' Equity

At June 30, 2003, the Company's issued share capital amounted to €489,587,920, divided into 122,396,980 common shares with a par value of €4 each, all fully paid-up. The capital may be increased to €547,252,460 (136,813,115 shares) in the event of:

- requests for conversion of 1,004,828 convertible bonds (OCEANE) issued in 2001, outstanding after early redemption in May 2003. An equivalent number of shares may be created if the Group elects this option,
- requests for conversion of 12,500,000 convertible bonds (OCEANE) issued in 2003. An equivalent number of shares may be created if the Group elects this option,
- exercise of 911,307 stock options, producing an identical number of shares.

Breakdown of share capital

As at June 30, 2003, Artémis, a French *société anonyme* owned 42.2 per cent. of the issued share capital of the Company and 56.7 per cent. of the voting rights of the Company.

The following tables set forth information as of June 30, 2003:

Identity of Person or Group	*Percentage voting rights*	*Percentage Interest*
Artémis	56.7%	42.2%
Guilbert-Cuvelier	3.8%	2.5%
PPR	—	5.3%
Public/other	39.5%	50%
Total	100%	100%

Summary of Programme Agreement

Subject to the terms and on the conditions contained in a Programme Agreement dated July 11, 2003 (the "**Programme Agreement**") between the Issuer, the Initial Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuer to the Initial Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Initial Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Programme Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer will, unless otherwise agreed, pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by it. The Issuer has agreed to reimburse the Arranger for their expenses incurred in connection with the establishment of the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Pricing Supplement.

The Programme Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

France

The Programme Agreement contains a full description of the selling restrictions that may apply in France with respect to a particular issue of Notes and the paragraphs set out below apply only to issues of Notes ("obligations") in euro (whether on a syndicated or non-syndicated basis).

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in France to qualified investors (*investisseurs qualifiés*) as defined in and in accordance with articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and *décret* no. 98-880 dated October 1, 1998.

Investors in France may only participate in the issue of Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated October 1, 1998. Notes may only be issued, directly or indirectly, to the public in France in accordance with articles L.411-1 and L.411-2 of the *Code Monétaire et Financier.*

If necessary these selling restrictions will be supplemented in the relevant Pricing Supplement.

United States

The Notes have not been and will not be registered under the U.S. Securities Act of 1933 as amended (the "**Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Materialised Bearer Notes having a maturity of more than one year are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Dealer has agreed that, except as permitted by the Programme Agreement, it will not offer, sell or deliver the Notes of any identifiable Tranche within the United States or to, or for the account or benefit of any U.S. person, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the Issuer, by the Fiscal Agent, or in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to Notes which have a maturity of one year or more, it has not offered or sold and will not offer or sell prior to the date six months after their date of issue any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(ii) in relation to any Notes having a maturity of less than one year from the date of issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 ("FSMA") by the Issuer;

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

The Federal Republic of Germany

Each Dealer has represented and agreed it shall only offer Notes in The Federal Republic of Germany in compliance with the German Selling Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of December 13, 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the offer and sale of the Notes in The Federal Republic of Germany.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief after making reasonable enquiries) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any of the other Dealers shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

These selling restrictions may, in connection with an issue of Notes, be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement in respect of the Notes to which it relates or in a supplement to this Offering Circular.

With regard to each Tranche, the relevant Dealer(s) will be required to comply with such other restrictions as the Issuer and the relevant Dealer(s) shall agree and as shall be set out in the relevant Pricing Supplement.

France

Payments in respect of Notes issued by the Issuer will be made without withholding or deduction for, or on account of, taxes imposed by or on behalf of France as provided by article 131 *quater* of the French General Tax Code (*code général des impôts*) if the Notes are issued outside France. Notes constituting "*obligations*" under French law will be issued (or deemed to be issued) outside France:

(i) in the case of syndicated or non-syndicated issues of Notes, if they are denominated in euro;

(ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, inter alia, the Issuer and the relevant Dealers agree not to offer the Notes to the public in France. Such securities may be offered in France only through an international syndicate to "qualified investors" (*investisseurs qualifiés*) as described in articles L.411-1 and L.411-2 of the *Code Monétaire et Financier;* or

(iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers is domiciled or resident for tax purposes outside France,

in each case, as more fully set out in the Circular of the *Direction Générale des Impôts* dated September 30, 1998.

The French tax regime applicable to Notes which do not constitute "obligations" will be set out in the relevant Pricing Supplement.

Proposed EU Savings Directive

On June 3, 2003, the European Council of Economics and Finance Ministers agreed on proposals under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). The proposals are anticipated to take effect from January 1, 2005.

FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Tranche is set out below:

Pricing Supplement

PINAULT-PRINTEMPS-REDOUTE

€2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: [●]
TRANCHE NO: [●]
[Brief Description and Amount of Notes]

Issue Price: [●] per cent.

[Name(s) of Dealer(s)]

The date of this Pricing Supplement is [●].

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated July 11, 2003 issued in relation to the €2 billion Euro Medium Term Note Programme of Pinault-Printemps-Redoute for the issue of Notes. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

[Except as disclosed in this document, there/There] has been no significant change in the financial or trading position of the Issuer since [date of last consolidated audited accounts or interim accounts (if later)] and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since [date of last published annual accounts].[1]

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be [further] supplemented or to be updated in the context of the issue and offering of the Notes.[2]

Signed:

Authorised Officer

In connection with the issue and distribution of this Tranche of Notes, [*name of Stabilising Manager*] or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which this Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on [*name of Stabilising Manager*] or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

[The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; and (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due.][4]

---

1 N.B. If any such change is disclosed in the Pricing Supplement, it will require approval by the Stock Exchange(s). Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in Pricing Supplement.

2 Any issue of Notes constituting *obligations* must be authorised by a resolution of the shareholders of the Issuer, the shareholders may delegate their powers to the *Directoire* of the Issuer which may in turn sub-delegate its power to its *Président* or another member of the *Directoire.*

3 Delete if there is no Stabilising Manager.

4 Unless otherwise permitted, text to be included for all Notes which are to be listed on the London or any other EEA Stock Exchange. The text would not be required if the Issuer is relying on Regulation 13(4)(c) to (g) of the Regulations.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1.	Issuer:	Pinault-Printemps-Redoute
2.	(i) Series Number:	[●]
	(ii) [Tranche Number:	[●]
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)].	
3.	Specified Currency or Currencies:	[●]
4.	Aggregate Nominal Amount:	
	(i) Series:	[●]
	(ii) Tranche:	[●]
5.	(i) Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) [Net proceeds:	[●] (*Required only for listed issues*)]
6.	Specified Denomination(s):	[●] (*one denomination only for Dematerialised Notes*)
		[●]
7.	(i) Issue Date:	[●]
	(ii) Interest Commencement Date (if different from the Issue Date):	[●]
8.	Maturity Date:	[*Specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year*]
9.	Interest Basis:	[[●] per cent. Fixed Rate] [*specify reference rate*] +/- [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Party Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Options:	[Issuer Call] [(further particulars specified below)] [*Other Option specify details of provisions*] [*Other Option specify details of provisions*]

13. Listing:	[Luxembourg/Other (*specify*)/None]
14. Method of distribution:	

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions	[Applicable/Not applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Rate [(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in a year]
(ii) Interest Payment Date(s):	[●] in each year
(iii) Fixed Coupon Amount[(s)]:	[●] per [●] in nominal amount
(iv) Broken Amounts:	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate*]
(v) Day Count Fraction (Condition 5(a)):	[●] *(Consider if day count fraction for euro denominated issues should be on an Actual/Actual-ISDA or Actual/Actual-ISMA basis)*
(vi) Determination Date(s) (Condition 5(a)):	[*Insert day(s) and month(s) on which interest is normally paid (if more than one, then insert such dates in the alternative) in each year*]
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
16. Floating Rate Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate for Notes denominated in euro)*
(i) Specified Period(s)/Specified Interest Payment Dates:	[●]
(ii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(iii) Additional Business Centre(s) (Condition 5(a)):	[●]
(iv) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/ other (*give details*)]
(v) Interest Period Date(s):	[Not Applicable/*specify dates*]
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent:)	[●]

(vii)	Screen Rate Determination (Condition 5(c)(iii)(b)):	
	— Relevant Time:	[●]
	— Interest Determination Date	[[●] [*TARGET*] *Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]*]
	— Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	— Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	— Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	— Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	— Representative Amount:	[*specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	— Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	— Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
(viii)	ISDA Determination (Condition 5(c)(iii)(a)):	
	— Floating Rate Option:	[●]
	— Designated Maturity:	[●]
	— Reset Date:	[●]
	— ISDA Definitions: (if different from those set out in the Conditions):	[●]
(ix)	Margin(s):	[+/-][●] per cent. per annum
(x)	Minimum Rate of Interest:	[●] per cent. per annum
(xi)	Maximum Rate of Interest:	[●] per cent. per annum
(xii)	Day Count Fraction (Condition 5(a)):	[●]
(xiii)	Rate Multiplier:	[●]
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[●]

17.	Zero Coupon Note Provisions	Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Amortisation Yield (Condition 6(e)(i)):	[●] per cent. per annum
(ii)	Day Count Fraction (Condition 5(a)):	[●]
(iii)	Any other formula/basis of determining amount payable:	[●]
18.	Index Linked Interest Note Provisions	[Applicable/Not Applicable] (*If not applicable delete the remaining sub-paragraphs of this paragraph*)
(i)	Index/Formula:	[Give *or* annex *details*]
(ii)	Calculation Agent responsible for calculating the interest due:	[●]
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●]
(iv)	Specified Period(s)/Specified Interest Payment Dates:	[●]
(v)	Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(vi)	Additional Business Centre(s) (Condition 5(a)):	[●]
(vii)	Minimum Rate of Interest:	[●] per cent. per annum
(viii)	Maximum Rate of Interest:	[●] per cent. per annum
(ix)	Day Count Fraction (Condition 5(a)):	[●]
19.	Dual Currency Note Provisions	[Applicable/Not Applicable] *If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Rate of Exchange/Method of calculating Rate of Exchange:	[*Give details*]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[●]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange is impossible or impracticable:	[●]
(iv)	Person at whose option Specified Currency(-ies) is/are payable:	[●]
(v)	Day Count Fraction (Condition 5(a)):	[●]

PROVISIONS RELATING TO REDEMPTION

20. Call Option	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Optional Redemption Date(s):	[●]
(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
(iii) If redeemable in part:	[●]
(a) Minimum nominal amount to be redeemed:	[●]
(b) Maximum nominal amount to be redeemed:	[●]
(iv) Description of any other Issuer's option:	[●]
(v) Notice period (if other than as set out in the Conditions):	[●]
21. Put Option	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Optional Redemption Date(s):	[●]
(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
[(iii) Option Exercise Date(s):	[●]]
(iv) Description of any other Noteholders' option:	[●]
(v) Notice period (if other than as set out in the Conditions):	[●]
22. Final Redemption Amount	[Nominal amount/Other/See Appendix]
23. Early Redemption Amount	*Noteholder*
(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[●]
(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(f)):	[Yes/No]
(iii) Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	[Yes/No/Not applicable]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Forms of Notes:	[Dematerialised Notes/Materialised Notes] (*Materialised Notes are only in bearer form*) [*Delete as appropriate*]
(i) Form of Dematerialised Notes:	[Not Applicable/*if Applicable specify whether]* [Bearer dematerialised form *(au porteur)*/Registered dematerialised form (*au nominatif*)]
(ii) Registration Agent:	[Not Applicable/if Applicable give name and details] (Note that a Registration Agent must be appointed in relation to Registered Dematerialised Notes only)
(iii) Temporary Global Certificate:	Temporary Global Certificate exchangeable for Definitive Materialised Bearer Notes on [●] (the "Exchange Date"), being 40 days after the Issue Date subject to postponement as provided in the Temporary Global Certificate
(iv) Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable] (Only applicable to Materialised Notes)
25. Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates:	[Not Applicable/ *Give details]. (Note that this item relates to the place of payment, and not interest period end dates, to which item 17(iii) relates)*
26. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No/Not Applicable. If yes, give details] (*Only applicable to Materialised Notes*)
27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	[Not Applicable/*give details*]
28. Details relating to Instalment Notes:	[Not Applicable/give details]
(i) Instalment Amount(s):	[●]
(ii) Instalment Date(s):	[●]
(iii) Minimum Instalment Amount:	[●]
(iv) Maximum Instalment Amount:	[●]
29. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions [in Condition 1(d)] [annexed to this Pricing Supplement] apply]
30. Consolidation provisions:	[Not Applicable/The provisions [in Condition 14(b)] [annexed to this Pricing Supplement] apply]
31. *Masse* (Condition 11):	[Applicable/Not Applicable/Condition 11 replaced by the full provisions of Articles L.210-1 and following of the French *Code du Commerce* (formerly Law no. 66-537) relating to the Masse] (*Note that: (i) in respect of any Tranche of Notes issued outside France, Condition 11 may be waived, amended or supplemented, and (ii) in respect of any Tranche of Notes issued inside France, Condition 11 must be waived in its entirety and replaced by the provisions of Articles L.210-1 and following of the Code du Commerce relating to the Masse. If Condition 11 (as it may be amended or supplemented) applies, or if the full provisions of Articles L.210-1 and following of the Code du Commerce apply, insert details of Representative and Alternative Representative and remuneration, if any*)

32. Other terms or special conditions:	[Not Applicable/*give details]*

DISTRIBUTION

33. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
(iii) Dealer's Commission:	[●]
34. If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
35. Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

36. ISIN Code:	[●]
37. Sicovam Number:	[●] (*specify if Euroclear France acting as Central Depository*)
38. Common Code:	[●]
39. Depositary(ies)	
(i) Euroclear France to act as Central Depositary:	[Yes/No]
(ii) Common Depositary for Euroclear and Clearstream, Luxembourg:	[Yes/No]
40. Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
41. Delivery:	Delivery [against/free of] payment
42. The Agents appointed in respect of the Notes are:	[●]

GENERAL

The aggregate principal amount of Notes issued has been converted into euro at the rate of [●], producing a sum of:	[Not Applicable/euro [●]] (*Only applicable for Notes not denominated in euro*)

GENERAL INFORMATION

(1) In connection with the application to list the Notes under the Programme on the Luxembourg Stock Exchange a legal notice relating to the issue of the Notes and copies of the *statuts* of the Issuer will be deposited with the Luxembourg Trade and Company Register (*Registre de commerce et des sociétés, Luxembourg*) where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated to the Programme the number 12497 for listing purposes.

(2) The Issuer has obtained all necessary corporate and other consents, approvals and authorisations in the Republic of France in connection with the establishment of the Programme. Any issuance of Notes under the Programme, to the extent that such Notes constitute obligations, require the prior authorisation of the *Assemblée Générale Ordinaire* (Ordinary General Meeting) of the shareholders of the Issuer or of the Directoire acting by delegation from the *Assemblée Générale Ordinaire* of the shareholders. For this purpose the Directoire benefits from an authority granted on May 21, 2002 by the *Assemblée Générale Ordinaire* of the shareholders to issue Notes to a maximum aggregate amount of € 3,000,000,000 for five years (unless previously cancelled). The *Directoire* has, by a resolution dated May 21, 2002, delegated to its *Président* all powers to determine the terms and conditions of the Notes.

(3) Except as disclosed in this Offering Circular, there has been no material adverse change in the condition (financial or other), prospects, results of operations or general affairs of the Issuer or the Group since the date of the last audited financial statements as published in the *Bulletin des Annonces Légales Obligatoires.*

(4) Except as disclosed in this Offering Circular, neither the Issuer nor any member of the Group is or has been involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor so far as the Issuer is aware is any such litigation or arbitration pending or threatened.

(5) Each Definitive Materialised Bearer Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

(6) Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code, the International Securities Identification Number (ISIN) and (where applicable) the Sicovam number or the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement.

(7) For so long as Notes issued under the Programme are outstanding, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection at, or in the case of the documents referred to at (iv) and (v) below may be obtained from, the office of the Fiscal Agent or of each of the Paying Agents:

    (i) the Agency Agreement (which includes the form of the Lettre Comptable, the Temporary Global Certificates, the Definitive Materialised Bearer Notes, the Coupons, the Receipts and the Talons);

    (ii) the Programme Agreement;

    (iii) the *statuts* of the Issuer;

    (iv) each Pricing Supplement for Notes that are listed on the Luxembourg Stock Exchange or any other stock exchange;

    (v) a copy of this Offering Circular together with any Supplement to this Offering Circular or further Offering Circular; and

    (vi) a copy of the subscription agreement for Notes issued on a syndicated basis that are listed on the Luxembourg Stock Exchange or any other stock exchange if the rules of that stock exchange so require.

(8) For so long as Notes issued under the Programme are outstanding, the following documents will be available free of charge, during usual business hours on any weekday (Saturdays and public holidays excepted), at the office of the Fiscal Agent or of each of the Paying Agents: (i) the published *Document de*

Référence and audited non-consolidated and consolidated accounts of the Issuer for the two financial years ended December 31, 2001 and 2002, (ii) any further published *Document de Référence* and audited non-consolidated and consolidated accounts of the Issuer for subsequent years and (iii) the most recent non-consolidated and consolidated interim financial statements of the Issuer.

The Issuer publishes, within the time frames required under French law, annual audited accounts as at December 31 in each year and semi-annual unaudited accounts as at June 30 in each year.

(9) Copies of the latest *Document de Référence* and non-consolidated and consolidated accounts of the Issuer (including any published consolidated interim accounts) (in English and French) (in each case as soon as they are published) may be obtained, and copies of the Agency Agreement will be available, at the specified offices of each of the Paying Agents during normal business hours, so long as any of the Notes is outstanding.

Registered Office of the Issuer

Pinault-Printemps-Redoute
18, place Henri-Bergson
75008 Paris

Arranger

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Dealers

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Crédit Lyonnais
19, boulevard des Italiens
75002 Paris

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Lehman Brothers International (Europe)
One Broadgate
London EC2M 7HA

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Société Générale
29 boulevard Haussmann
75009 Paris Cedex

Fiscal Agent, Principal Paying Agent and Calculation Agent

BNP PARIBAS SECURITIES SERVICES, LUXEMBOURG BRANCH
23 Avenue de la Porte Neuve
L-2985 Luxembourg

Paying Agent

BNP PARIBAS SECURITIES SERVICES
GIS-Emetteur
Les Collines de L'Arche
75450 Paris Cedex 09-France

Luxembourg Listing Agent

BNP PARIBAS SECURITIES SERVICES, LUXEMBOURG BRANCH
23 Avenue de la Porte Neuve
L-2985 Luxembourg

Auditors to the Issuer

Deloitte et Touche Thomatsu
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine

KPMG Audit
Département de KPMG S.A.
1, Cours Valmy
92923 Paris La Défense Cedex

Legal Advisers

To the Issuer

Debevoise & Plimpton
21, avenue George V
75008 Paris

To the Dealers

Allen & Overy
Edouard VII
26, boulevard des Capucines
75009 Paris

PINAULT
PRINTEMPS-REDOUTE

Printed by **St Ives Burrups** B671539/8117
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

Pricing Supplement

PINAULT PRINTEMPS REDOUTE

€2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: 3
TRANCHE NO: 1
EUR 750,000,000 5% Notes due January 2009

Issue Price: 99.421 per cent.

ABN AMRO
Barclays Capital
Crédit Agricole Indosuez
Natexis Banques Populaires
BNP PARIBAS
CDC IXIS Capital Markets
Crédit Lyonnais
Deutsche Bank
Fortis Bank
HSBC CCF
Lehman Brothers
Morgan Stanley
SG Investment Banking
UBS Investment Bank

The date of this Pricing Supplement is 23rd July, 2003.

This Pricing Supplement, under which the Notes described herein (the "Notes") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 11th July, 2003 issued in relation to the 2 billion Euro Medium Term Note Programme of Pinault Printemps Redoute for the issue of Notes. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31st December 2002 and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since 31st December 2002.

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be supplemented or to be updated in the context of the issue and offering of the Notes.

Signed: 

Authorised Officer

In connection with the issue and distribution of this Tranche of Notes, Crédit Agricole Indosuez or any person acting for it may, in compliance with all applicable laws, over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which this Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on Crédit Agricole Indosuez or any agent of Crédit Agricole Indosuez to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; and (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due.

1.	Issuer:		Pinault-Printemps-Redoute
2.	(i)	Series Number:	3
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EURO (EUR)
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 750,000,000
	(ii)	Tranche:	EUR 750,000,000
5.	(i)	Issue Price:	99.421 per cent. of the Aggregate Nominal
	(ii)	Net proceeds:	EUR 742,845,000
6.	Specified Denomination(s):		EUR 1,000

7.	(i)	Issue Date:	23rd July, 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.		Maturity Date:	23rd January, 2009
9.		Interest Basis:	Five (5) per cent. Fixed Rate
10.		Redemption/Payment Basis:	Redemption at par
11.		Change of Interest or Redemption/Payment Basis:	Not Applicable
12.		Options:	Not Applicable
13.		Listing:	Luxembourg
14.		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	Five (5) per cent. per annum payable annually in arrears
	(ii)	Interest Payment Date(s):	23rd January in each year
	(iii)	Fixed Coupon Amount:	EUR 50 per EUR 1,000 in nominal amount.
	(iv)	Broken Amounts:	EUR 25 per EUR 1,000 in nominal amount, payable on 23rd January, 2004 (short coupon)
	(v)	Day Count Fraction (Condition 5(a)):	Actual/Actual – ISMA basis
	(vi)	Determination Date(s) (Condition 5(a)):	23rd January
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.		**Floating Rate Provisions**	Not Applicable
17.		**Zero Coupon Note Provisions**	Not Applicable
18.		**Index Linked Interest Note Provisions**	Not Applicable
19.		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.		**Call Option**	Not Applicable
21.		**Put Option**	Not Applicable
22.		**Final Redemption Amount**	Nominal amount
23.		**Early Redemption Amount**	
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal amount
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(f)):	No

(iii)	Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Forms of Notes:	Dematerialised Notes
(i)	Form of Dematerialised Notes:	Bearer dematerialised form (*au porteur*)
(ii)	Registration Agent:	Not Applicable
(iii)	Temporary Global Certificate:	Not Applicable
(iv)	Applicable TEFRA exemption:	Not Applicable
25.	Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates:	Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28.	Details relating to Instalment Notes:	Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30.	Consolidation provisions:	Not Applicable
31.	*Masse* (Condition 11):	Applicable The initial Representative is : Anne Pillias-Perron 2, square des Combattants d'Afrique du Nord 92120 Montrouge France The Issuer shall pay to the acting Representative an amount of EUR 100 in each year. There is no alternative Representative.
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33. (i)	If syndicated, names of Managers:	ABN AMRO Bank N.V. Barclays Bank PLC Crédit Agricole Indosuez Natexis Banques Populaires BNP Paribas CDC IXIS Capital Markets Crédit Lyonnais Deutsche Bank AG London Fortis Bank nv-sa CCF Lehman Brothers International (Europe) Morgan Stanley & Co. International Limited

		Société Générale UBS Limited
	(ii) Stabilising Manager (if any):	Crédit Agricole Indosuez
	(iii) Dealer's Commission:	0.375%
34.	If non-syndicated, name of Dealer:	Not Applicable
35.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	FR0010002121
37.	Sicovam Number:	Not Applicable
38.	Common Code:	017282395
39.	Depositary(ies)	
	(i) Euroclear France to act as Central Depositary:	Yes
	(ii) Common Depositary for Euroclear and Clearstream, Luxembourg:	No
40.	Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent, Calculation Agent:** BNP Paribas Securities Services, Luxembourg Branch **Luxembourg Listing Agent:** BNP Paribas Securities Services, Luxembourg Branch **Paying Agent:** BNP Paribas Securities Services

GENERAL

The aggregate principal amount of Notes issued has been converted into euro at the following rate, producing a sum of:	Not Applicable

Pricing Supplement

PINAULT PRINTEMPS REDOUTE

€ 2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: 4
TRANCHE NO: 1
€650,000,000 5.25 per cent. Notes due 2011

Issue Price: 99.822 per cent of the principal amount with respect to €600,000,000 of the Notes and 100.195 per cent of the principal amount with respect to €50,000,000 of the Notes

BNP PARIBAS
HSBC CCF
SG CORPORATE & INVESTMENT BANKING
as
JOINT LEAD MANAGERS

J.P. MORGAN SECURITIES Ltd.
as
SENIOR CO-LEAD MANAGER

ABN AMRO BANK N.V.
BARCLAYS BANK PLC
CREDIT AGRICOLE INDOSUEZ
CDC IXIS CAPITAL MARKETS
COMMERZBANK SECURITIES
FORTIS BANK NV-SA
NATEXIS BANQUES POPULAIRES
THE ROYAL BANK OF SCOTLAND PLC
as
CO-LEAD MANAGERS

The date of this Pricing Supplement is 26th March, 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 11th July, 2003 issued in relation to the €2 billion Euro Medium Term Note Programme of Pinault Printemps Redoute for the issue of Notes. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since the date of the last consolidated audited accounts and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since 31st December, 2003.

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be supplemented or to be updated in the context of the issue and offering of the Notes.

Signed:

Authorised Officer



In connection with the issue and distribution of this Tranche of Notes, BNP PARIBAS **or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which this Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on** BNP PARIBAS **or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.**

The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; and (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due.

1.	Issuer:		Pinault Printemps Redoute
2.	(i)	Series Number:	4
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EURO ("EUR")
4.	Aggregate Nominal Amount:		

	(i)	Series:	EUR 650,000,000
	(ii)	Tranche:	1
5.	(i)	Issue Price:	99.822 per cent. of the principal amount with respect to EUR 600,000,000 of the Notes and 100.195 per cent of the principal amount with respect to EUR 50,000,000 of the Notes
	(ii)	Net proceeds:	EUR 646,404,825
6.	Specified Denomination(s):		EUR 1,000
7.	(i)	Issue Date:	29th March, 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		29th March, 2011
9.	Interest Basis:		5.25 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Options:		Not Applicable
13.	Listing:		Luxembourg
14.	Method of distribution:		Syndicated Issue

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	29th March in each year commencing on 29th March, 2005
	(iii)	Fixed Coupon Amount[(s)]:	EUR 52.5 per EUR 1,000 in nominal amount
	(iv)	Broken Amounts:	Not Applicable
	(v)	Day Count Fraction (Condition 5(a)):	Actual / Actual-ISMA basis
	(vi)	Determination Date(s) (Condition 5(a)):	29th March
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Provisions		Not Applicable
17.	Zero Coupon Note Provisions		Not Applicable
18.	Index Linked Interest Note Provisions		Not Applicable
19.	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option	Not Applicable
21.	Put Option	Not Applicable

22.	Final Redemption Amount		Nominal amount
23.	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(f)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Forms of Notes:		Dematerialised Notes
	(i)	Form of Dematerialised Notes:	Bearer dematerialised form (*au porteur*)
	(ii)	Registration Agent:	Not Applicable
	(iii)	Temporary Global Certificate:	Not Applicable
	(iv)	Applicable TEFRA exemption:	Not Applicable
25.	Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates:		Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Not Applicable
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:		Not Applicable
28.	Details relating to Instalment Notes:		Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		Not Applicable
31.	*Masse* (Condition 11):		Applicable The initial Representative is: Nicole Georgeon c/o BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom The Issuer shall pay to the acting Representative an amount of EUR 100 in each year. There is no alternative Representative.
32.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	BNP Paribas, HSBC CCF, Société Générale, J.P. Morgan Securities Ltd., ABN AMRO Bank N.V., Barclays Bank PLC, Crédit Agricole Indosuez, CDC Ixis Capital Markets,

		Commerzbank Aktiengesellschaft, Fortis Bank nv-sa, Natexis Banques Populaires, The Royal Bank of Scotland plc.
	(ii) Stabilising Manager (if any):	BNP Paribas
	(iii) Managers' Commission:	0.40 per cent.
34.	If non-syndicated, name of Dealer:	Not Applicable
35.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.	ISIN:	FR0010068486
38.	Common Code:	018933756
39.	Depositary(ies)	
	(i) Euroclear France to act as Central Depositary:	Yes
	(ii) Common Depositary for Euroclear and Clearstream, Luxembourg:	No
40.	Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	The Agents appointed in respect of the Notes are:	Fiscal Agent, Principal Paying Agent: BNP Paribas Securities Services, Luxembourg Branch Luxembourg Listing Agent: BNP Paribas Securities Services, Luxembourg Branch Paying Agent: BNP Paribas Securities Services

GENERAL

The aggregate principal amount of Notes issued has been converted into euro at the rate of [•], producing a sum of:	Not Applicable

CONFORMED COPY

Pricing Supplement

PINAULT PRINTEMPS REDOUTE

€2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: 4
TRANCHE NO: 2
EUR 150,000,000 5.25 per cent. Notes due 2011

to be consolidated and form a single series with the existing
EUR 650,000,000 5.25 per cent. Notes due 2011 issued on 29th March, 2004 (Series 4 Tranche 1)
(the "**Original Notes**")

Issue Price: 99.833 per cent. of the principal amount of the Notes

BNP PARIBAS
HSBC CCF
SG CORPORATE & INVESTMENT BANKING
as
JOINT-LEAD MANAGERS

The date of this Pricing Supplement is 22nd July, 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 22nd July, 2004 (the "**Offering Circular**") issued in relation to the €2 billion Euro Medium Term Note Programme of Pinault Printemps Redoute for the issue of Notes; provided, however, that the terms and conditions of the Notes are set out in the Offering Circular dated 11th July, 2003 (the "**2003 Offering Circular**"). Terms defined in the 2003 Offering Circular have the same meaning in this Pricing Supplement. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since the date of the last consolidated audited accounts and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since 31st December, 2003.

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be supplemented or to be updated in the context of the issue and offering of the Notes.

Signed: GILLES LINARD

Authorised Officer

In connection with the issue and distribution of this Tranche of Notes, BNP PARIBAS or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which this Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on BNP PARIBAS or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; and (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due.

1.	Issuer:		Pinault Printemps Redoute
2.	(i)	Series Number:	4
	(ii)	Tranche Number:	2. On or after 1st September, 2004 (the "**Assimilation Date**"), the Notes shall be consolidated, form a single series and be interchangeable for trading purposes, with the Original Notes.

3.	Specified Currency or Currencies:		EURO ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 800,000,000
	(ii)	Tranche:	EUR 150,000,000
5.	(i)	Issue Price:	99.833 per cent. of the Aggregate Nominal Amount of the Notes of Series 4 Tranche 2 plus an amount equal to the interest accrued from and including 29th March, 2004 to but excluding the Issue Date (which is equal to 116 days' accrued interest)
	(ii)	Net proceeds:	EUR 151,652,239.73 (less any amount agreed by the relevant parties in respect of expenses)
6.	Specified Denomination(s):		EUR 1,000
7.	(i)	Issue Date:	23rd July, 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	29th March, 2004
8.	Maturity Date:		29th March, 2011
9.	Interest Basis:		5.25 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Options:		Not Applicable
13.	Listing:		Luxembourg
14.	Method of distribution:		Syndicated Issue

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	29th March in each year commencing on 29th March, 2005
	(iii)	Fixed Coupon Amount:	EUR 52.5 per EUR 1,000 in nominal amount
	(iv)	Broken Amounts:	Not Applicable
	(v)	Day Count Fraction (Condition 5(a)):	Actual/Actual-ISMA basis
	(vi)	Determination Date(s) (Condition 5(a)):	29th March
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Provisions		Not Applicable
17.	Zero Coupon Note Provisions		Not Applicable
18.	Index Linked Interest Note Provisions		Not Applicable
19.	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option		Not Applicable
21.	Put Option		Not Applicable
22.	Final Redemption Amount		Nominal amount
23.	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(f)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Forms of Notes:		Dematerialised Notes
	(i)	Form of Dematerialised Notes:	Bearer dematerialised form (*au porteur*)
	(ii)	Registration Agent:	Not Applicable
	(iii)	Temporary Global Certificate:	Not Applicable
	(iv)	Applicable TEFRA exemption:	Not Applicable
25.	Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates:		Not Applicable
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Not Applicable
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:		Not Applicable
28.	Details relating to Instalment Notes:		Not Applicable
29.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30.	Consolidation provisions:		Not Applicable
31.	*Masse* (Condition 11):		Applicable The initial Representative is: Nicole Georgeon c/o BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom The Issuer shall pay to the acting Representative an amount of EUR 100 in each year. There is no alternative Representative. The Original Notes and the Notes shall be grouped in a single Masse from the Assimilation Date (see Condition

		11(h)).
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	BNP Paribas, CCF, Société Générale
	(ii)	Stabilising Manager (if any):	BNP Paribas
	(iii)	Managers' Commission:	0.40 per cent.
34.	If non-syndicated, name of Dealer:		Not Applicable
35.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36.	ISIN:		FR0010101790 until the Assimilation Date and thereafter FR0010068486
37.	Common Code:		019652262 until the Assimilation Date and thereafter 018933756
38.	Depositary(ies)		
	(i)	Euroclear France to act as Central Depositary:	Yes
	(ii)	Common Depositary for Euroclear and Clearstream, Luxembourg:	No
39.	Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):		Not Applicable
40.	Delivery:		Delivery against payment
41.	The Agents appointed in respect of the Notes are:		Fiscal Agent, Principal Paying Agent: BNP Paribas Securities Services, Luxembourg Branch Luxembourg Listing Agent: BNP Paribas Securities Services, Luxembourg Branch Paying Agent: BNP Paribas Securities Services

GENERAL

The aggregate principal amount of Notes issued has been converted into euro at the rate of [•], producing a sum of:	Not Applicable

10155-01081 PA:380036.7

PINAULT PRINTEMPS-REDOUTE

(incorporated as a société anonyme in France)

€2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

Under the Euro Medium Term Note Programme described in this Offering Circular (the **"Programme"**), Pinault-Printemps-Redoute (**"PPR"**, or the **"Issuer"**), subject to compliance with all relevant laws, regulations and directives, may from time to time issue notes (the **"Notes"**). The aggregate nominal amount of Notes outstanding will not at any time exceed €2,000,000,000 (or the equivalent in other currencies).

This Offering Circular shall, for the purposes of Notes listed on the Luxembourg Stock Exchange, be updated annually.

Application will be made in certain circumstances to list the Notes under the Programme on the Luxembourg Stock Exchange. However, unlisted Notes may be issued pursuant to the Programme. The relevant Pricing Supplement (a form of which is contained herein) in respect of the issue of any Notes will specify whether or not such Notes will be listed and, if so, the relevant stock exchange.

Notes may be issued either in dematerialised form (**"Dematerialised Notes"**) or in materialised form (**"Materialised Notes"**) as more fully described herein.

Dematerialised Notes will at all times be in book entry form in compliance with Article L.211-4 of the *Code Monétaire et Financier*. No physical documents of title will be issued in respect of the Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be in bearer dematerialised form (*au porteur*) inscribed as from the issue date in the books of Euroclear France, a subsidiary of Euroclear Bank S.A./N.V. (**"Euroclear France"**) which shall credit the accounts of Euroclear France Account Holders (as defined in "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination") including the depositary banks for Clearstream Banking, société anonyme, Luxembourg (**"Clearstream, Luxembourg"**) and for Euroclear Bank S.A./N.V. as operator of the Euroclear System (**"Euroclear"**) or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder (as defined in Condition 1(c)(iv)), in either fully registered form (*nominatif pur*), in which case they will be inscribed in an account maintained by the Issuer or by a registration agent (designated in the relevant Pricing Supplement) for the Issuer, or in administered registered form (*nominatif administré*) in which case they will be inscribed in the accounts of the Euroclear France Account Holders designated by the relevant Noteholders. Dematerialised Notes which are not dealt in on a regulated market will be in registered dematerialised form (*au nominatif*) only and, at the option of the relevant Noteholder, in either fully registered form or administered form inscribed as aforesaid.

Materialised Notes will be in bearer materialised form only and may only be issued outside France. A temporary global certificate in bearer form without interest coupons attached (a **"Temporary Global Certificate"**) will initially be issued in connection with Materialised Notes. Such Temporary Global Certificate will be exchanged for definitive Materialised Notes in bearer form with, where applicable, coupons for interest attached on or after a date expected to be on or about the 40th day after the issue date of the Notes (subject to postponement as described in "Temporary Global Certificates issued in respect of Materialised Bearer Notes") upon certification as to non US beneficial ownership as more fully described herein.

Temporary Global Certificates will (a) in the case of a Tranche intended to be cleared through Euroclear and/or Clearstream, Luxembourg, be deposited on the issue date with a common depositary on behalf of Euroclear and/or Clearstream, Luxembourg and (b) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream, Luxembourg or delivered outside a clearing system, be deposited as agreed between the Issuer and the relevant Dealer (as defined below).

Arranger

Morgan Stanley

Dealers

BNP PARIBAS **CALYON Corporate and Investment Bank**

Deutsche Bank **JPMorgan** **Lehman Brothers**

Morgan Stanley **SG Corporate & Investment Banking**

The Issuer confirms that this Offering Circular contains all information with respect to the Issuer, the Issuer and its consolidated subsidiaries taken as a whole (the "Group") and the Notes that is material in the context of the issue and offering of the Notes, the statements contained in it relating to the Issuer, the Group and the Notes are in every material respect true and accurate and not misleading, the opinions and intentions expressed in this Offering Circular with regard to the Issuer, the Group and the Notes are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions and that to the best of its knowledge and belief there are no other facts in relation to the Issuer, the Group or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect. The Issuer accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (each as defined in "Summary of the Programme"). Neither the delivery of this Offering Circular nor any offering or sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs or in the financial position of the Issuer or the Group since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Offering Circular and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and include Materialised Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

Investors in France may only participate in the issue of the Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated October 1, 1998. Notes may only be issued, directly or indirectly, to the public in France in accordance with articles L.411-1 and L.411-2 of the *Code Monétaire et Financier*. Persons into whose possession offering material comes must inform themselves about and observe any such restrictions. This Offering Circular does not constitute, and may not be used for or in connection with, an offer to any person to whom it is unlawful to make such offer or a solicitation by anyone not authorised so to act.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers or the Arranger to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Offering Circular. None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular. Neither this Offering Circular nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Offering Circular or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer or the Group during the life of the arrangements contemplated by this Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In this Offering Circular, unless otherwise specified or the context otherwise requires, references to "€", "Euro", "EUR" or "euro" are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended, references to "£", "GBP" and "Sterling" are to pounds sterling, references to "$", "USD" and "US dollars" are to United States dollars, references to "¥", "JPY" and "Yen" are to Japanese yen and references to "CHF" are to Swiss francs.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with any amendments or supplements to this Offering Circular, each relevant Pricing Supplement, the Issuer's *Document de Référence* for the year 2003 filed with the French *Autorité des Marchés Financiers* under number D.04-0264, the most recently published audited consolidated annual accounts and any consolidated interim accounts (whether audited or unaudited) published subsequently to such annual accounts of the Issuer from time to time, each of which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents. All documents incorporated by reference in this Offering Circular may be obtained, free of charge, at the offices of each Paying Agent set out at the end of this Offering Circular during normal business hours so long as any of the Notes are outstanding.

SUPPLEMENTAL OFFERING CIRCULAR

The Issuer has given an undertaking to the Dealers and to the Luxembourg Stock Exchange that if at any time during the duration of the Programme there is a material adverse change affecting any matter contained in this Offering Circular (including the "Terms and Conditions of the Notes") whose inclusion would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Offering Circular, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer or the Group and the rights attaching to the Notes, the Issuer shall prepare an amendment or supplement to this Offering Circular or publish a replacement Offering Circular for use in connection with any subsequent offering of the Notes, submit such amendment or supplement to the Luxembourg Stock Exchange for approval and supply each Dealer with such number of copies of such amendment or supplement as may reasonably be requested. All documents prepared in connection with the listing of the Programme will be available at the specified office of the Paying Agent in Luxembourg.

If the terms of the Programme are modified in a manner which would make this Offering Circular, as so modified, inaccurate or misleading in a material respect, a new offering circular will be prepared.

TABLE OF CONTENTS

STABILISATION

In connection with the issue and distribution of any Tranche (as defined in "Summary of the Programme"), the Dealer (if any) disclosed as the stabilising manager (the "Stabilising Manager") in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, will be carried out in accordance with applicable laws and may be discontinued at any time and must be brought to an end after a limited period.

SUMMARY OF THE PROGRAMME

The following summary is qualified in its entirety by the remainder of this Offering Circular. The Notes will be issued on such terms as shall be agreed between the Issuer and the Relevant Dealer(s) and, unless specified to the contrary in the relevant Pricing Supplement, will be subject to the Terms and Conditions set out on pages 10 to 32.

Issuer: Pinault-Printemps-Redoute

Description: Euro Medium Term Note Programme

Arranger: Morgan Stanley & Co. International Limited

Dealers:

BNP PARIBAS
CALYON
Deutsche Bank AG London
J.P. Morgan Securities Ltd.
Lehman Brothers International (Europe)
Morgan Stanley & Co. International Limited
Société Générale

The Issuer may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Offering Circular to "**Permanent Dealers**" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "**Dealers**" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.

At the date of this Offering Circular, only credit institutions and investment firms incorporated in a member state of the European Union ("**EU**") and which are authorised by the relevant authority of such member home state to lead-manage bond issues in such member state may act (a) as Dealers with respect to non-syndicated issues of Notes denominated in euro and (b) as lead manager of issues of Notes denominated in euro issued on a syndicated basis.

Programme Limit: Up to € 2,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time.

Fiscal Agent and Principal Paying Agent: BNP Paribas Securities Services Luxembourg branch

Paying Agents: BNP Paribas Securities Services

Method of Issue: The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "**Series**") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "**Tranche**") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Offering Circular (a "**Pricing Supplement**").

Maturities: Subject to compliance with all relevant laws, regulations and directives, any maturity from one month from the date of original issue.

Currencies:

The Arranger, each Dealer and the Issuer will, in relation to issues of Notes denominated in euro, comply with the Guidelines provided by the letter dated October 1, 1998 from the French Minister of the Economy, Finance and Industry to the *Président* of the *Association française des établissements de crédit et des entreprises d'investissement* (the "**Euro Guidelines**").

Denomination(s):

Notes will be in such denomination(s) as may be specified in the relevant Pricing Supplement save that unless otherwise permitted by then current laws and regulations, Notes (including Notes denominated in Sterling) having a maturity of less than one year will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent, see "Subscription and Sale".

Dematerialised Notes shall be issued in one denomination only.

Status of the Notes:

The Notes will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by applicable law) equally with all other present or future unsecured and unsubordinated obligations of the Issuer from time to time outstanding.

Negative Pledge:

There will be a negative pledge in respect of the Notes as set out in Condition 4 – see "Terms and Conditions of the Notes – Negative Pledge".

Events of Default:

There will be events of default (including a cross-default) in respect of the Notes as set out in Condition 9 – see "Terms and Conditions of the Notes – Events of Default".

Redemption Amount:

The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes (including Notes denominated in Sterling) having a maturity of less than one year, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent, see "Subscription and Sale".

Optional Redemption:

The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the Noteholders and if so the terms applicable to such redemption.

Redemption by Instalments:

The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Early Redemption:

Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes – Redemption, Purchase and Options".

Taxation:

Payments in respect of the Notes will be made without withholding or deduction for, or on account of, taxes imposed by or on behalf of the Republic of France as provided by Article 131 *quater* of the French General Tax Code, to the extent that the Notes are issued (or deemed to be issued) outside France.

Notes constituting *obligations* under French law will be issued (or deemed to be issued) outside France (i) if such Notes are denominated in euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France and such Notes are offered in the Republic of France only through an international syndicate to qualified investors (*investisseurs qualifiés*) as described in articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers of the Notes is domiciled or resident for tax purposes outside the Republic of France, in each case as more fully set out in the Circular of the *Direction Générale des Impôts* dated September 30, 1998.

However, if so provided in the relevant Pricing Supplement, Notes constituting *obligations* denominated in currencies other than euro may be issued on a non-syndicated basis and placed with subscribers not all of whom are resident outside the Republic of France. In such cases, the Notes will not benefit from the exemption from deduction at source provided by Article 131 *quater* of the French General Tax Code and payments under such Notes made to a non-French resident will be exempt from withholding or deduction imposed by or on behalf of the Republic of France at source only if the beneficiary of the payment provides certification that he is not resident in the Republic of France, all in accordance with the provisions of Article 125 A III of the French General Tax Code, as more fully described in "Terms and Conditions of the Notes – Taxation" and the Section entitled "Taxation".

The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Pricing Supplement.

Interest Periods and Interest Rates: The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. All such information will be set out in the relevant Pricing Supplement.

Fixed Rate Notes: Interest on Fixed Rate Notes will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.

Floating Rate Notes: Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the issue date of the first Tranche of the Notes of the relevant Series; or

(ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement), in each case as adjusted for any applicable margin.

Interest periods will be specified in the relevant Pricing Supplement.

Zero Coupon Notes: Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be specified in the relevant Pricing Supplement.

Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement.
Other Notes:	Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly paid Notes and any other type of Notes that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Pricing Supplement.
Redenomination:	Notes issued in the currency of any Member State of the European Union which participates in the third stage (or any further stage) of European Monetary Union may be redenominated into euro, all as more fully provided in "Terms and Conditions of the Notes – Form, Denomination(s), Title and Redenomination" below.
Consolidation:	Notes of one Series may be consolidated with Notes of another Series as more fully provided in "Terms and Conditions of the Notes – Further Issues and Consolidation".
Form of Notes:	Notes may be issued as either Dematerialised Notes or Materialised Notes. Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be issued in bearer dematerialised form (*au porteur*) or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder, in either fully registered (*nominatif pur*) or administered registered (*nominatif administré*) form. No physical documents of title will be issued in respect of Dematerialised Notes. Dematerialised Notes which are not dealt in on a regulated market will be issued in registered dematerialised form only and, at the option of the relevant Noteholder, in either fully registered (*nominatif pur*) or administered registered (*nominatif administré*) form. See "Terms and Conditions of the Notes – Form, Denomination(s), Title and Redenomination". Materialised Notes will be in bearer materialised form ("**Materialised Bearer Notes**") only. A Temporary Global Certificate will be issued initially in respect of each Tranche of Materialised Bearer Notes. Materialised Notes may only be issued outside France.
Governing Law:	French
Clearing Systems:	Euroclear France as central depositary in relation to Dematerialised Notes and, in relation to Materialised Notes, Clearstream, Luxembourg and Euroclear or any other clearing system that may be agreed between the Issuer, the Fiscal Agent and the relevant Dealer.
Initial Delivery of Dematerialised Notes:	One Paris business day before the issue date of each Tranche of Dematerialised Notes, the *Lettre Comptable* relating to such Tranche shall be deposited with Euroclear France as central depositary.
Initial Delivery of Materialised Notes:	On or before the issue date for each Tranche of Materialised Bearer Notes, the Temporary Global Certificate issued in respect of such Tranche shall be deposited with a common depositary for Euroclear and Clearstream, Luxembourg or with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Fiscal Agent and the relevant Dealer or Dealers.

Issue Price:	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Listing:	The Luxembourg Stock Exchange or as otherwise specified in the relevant Pricing Supplement. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted.
Rating:	The long term debt of the Issuer has been rated BBB– by Standard & Poor's. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to supervision, change or withdrawal at any time from the assigning rating agency.
Selling Restrictions:	There are restrictions on the sale of Notes and the distribution of offering material in various jurisdictions. See "Subscription and Sale". In connection with the offering and sale of a particular Tranche, additional selling restrictions may be imposed which will be set out in the relevant Pricing Supplement.

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes. In the case of Dematerialised Notes, the text of the terms and conditions will not be endorsed on physical documents of title but will be constituted by the following text as completed, amended or supplemented by the relevant Pricing Supplement. In the case of Materialised Notes, either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions) shall be endorsed on Definitive Materialised Bearer Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. References in the Conditions to the "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are issued by Pinault-Printemps-Redoute (the "**Issuer**") with the benefit of an Agency Agreement (as amended or supplemented as at the Issue Date, the "**Agency Agreement**") dated July 22, 2004 between the Issuer, BNP Paribas Securities Services, Luxembourg Branch as fiscal agent and the other agent named in it. The fiscal agent, the paying agents and the calculation agent(s) for the time being (if any) are referred to below respectively as the "**Fiscal Agent**", the "**Paying Agents**" (which expression shall include the Fiscal Agent) and the "**Calculation Agent(s)**". The holders of Dematerialised Notes and Materialised Notes (each term as defined below), the holders of the interest coupons (the "**Coupons**") relating to interest bearing Materialised Notes and, where applicable in the case of such Notes, talons (the "**Talons**") for further Coupons (the "**Couponholders**") and the holders of the receipts (the "**Receipts**") for the payment of instalments of principal (the "**Receiptholders**") relating to Materialised Notes of which the principal is payable in instalments are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

References below to "**Conditions**" are, unless the context requires otherwise, to the numbered paragraphs below.

Copies of the Agency Agreement are available for inspection at the specified offices of each of the Paying Agents.

1. FORM, DENOMINATION(S), TITLE AND REDENOMINATION

(a) Form

Notes may be issued either in dematerialised form ("**Dematerialised Notes**") or in materialised form ("**Materialised Notes**").

(i) Title to Dematerialised Notes will be evidenced in accordance with Article L.211-4 of the *Code Monétaire et Financier* by book entries (*inscriptions en compte*). No physical document of title (including *certificats représentatifs* pursuant to Article 7 of Decree no. 83-359 of May 2, 1983) will be issued in respect of Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market (*obligations admises aux négociations sur un marché réglementé*) are issued, at the option of the Issuer, in either bearer dematerialised form (*au porteur*), which will be inscribed in the books of Euroclear France, a subsidiary of Euroclear Bank S.A./N.V. ("**Euroclear France**") which shall credit the accounts of Euroclear France Account Holders, or in registered dematerialised form (*nominatif*) and, in such latter case, at the option of the relevant Noteholder in either administered registered form (*nominatif administré*) inscribed in the books of a Euroclear France Account Holder or in fully registered form (*nominatif pur*) inscribed in an account in the books of Euroclear France maintained by the Issuer or by the registration agent (designated in the relevant Pricing Supplement) acting on behalf of the Issuer (the "**Registration Agent**").

Dematerialised Notes which are not dealt in on a regulated market (*obligations non admises aux négociations sur un marché réglementé*) are issued in registered dematerialised form (*nominatif*) only and, at the option of the relevant Noteholder, in either administered registered form (*nominatif administré*) inscribed in the books of a Euroclear France Account Holder or in fully registered form (*nominatif pur*) inscribed in an account maintained by the Issuer or by the Registration Agent.

For the purpose of these Conditions, "**Euroclear France Account Holder**" means any authorised financial intermediary institution entitled to hold accounts on behalf of its customers with Euroclear France, and includes the depositary banks for Clearstream Banking, société anonyme, Luxembourg ("**Clearstream, Luxembourg**") and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**").

(ii) Materialised Notes are issued in bearer form ("**Materialised Bearer Notes**"). Materialised Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

In accordance with Article L.211-4 of the Code Monétaire et Financier securities (such as the Notes) which are governed by French law and are in materialised form must be issued outside the territory of the French Republic.

The Notes may be "**Fixed Rate Notes**", "**Floating Rate Notes**", "**Zero Coupon Notes**", "**Index Linked Notes**", "**Dual Currency Notes**" or a combination of any of the foregoing, depending on the Interest Basis shown in the relevant Pricing Supplement.

(b) **Denomination(s)**

Notes shall be issued in the specified denomination(s) as set out in the relevant Pricing Supplement (the "**Specified Denomination(s)**"). Dematerialised Notes shall be issued in one Specified Denomination only.

(c) **Title**

(i) Title to Dematerialised Notes in bearer dematerialised form (*au porteur*) and in administered registered form (*au nominatif administré*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts of Euroclear France Account Holders. Title to Dematerialised Notes in fully registered form (*au nominatif pur*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts in the books of Euroclear France maintained by the Issuer or by the Registration Agent.

(ii) Title to Materialised Bearer Notes in definitive form having, where appropriate, Coupons, Receipt(s) and/or a Talon attached thereto on issue ("**Definitive Materialised Bearer Notes**"), shall pass by delivery.

(iii) Except as ordered by a court of competent jurisdiction or as required by law, the holder of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, or an interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

(iv) In these Conditions, "**Noteholder**" means (i) in the case of Dematerialised Notes, the person whose name appears in the account of the relevant Euroclear France Account Holder, the Issuer or the Registration Agent (as the case may be) as being entitled to such Notes and (ii) in the case of Materialised Notes, the bearer of any Definitive Materialised Bearer Note and the Receipts, Coupons, or Talon relating to it, and capitalised terms have the meanings given to them in the relevant Pricing Supplement, the absence of any such meaning indicating that such term is not applicable to the Notes.

(d) **Redenomination**

(i) The Issuer may (if so specified in the relevant Pricing Supplement), on any Interest Payment Date, without the consent of the holder of any Note, Receipt, Coupon or Talon, by giving at least 30 days' notice in accordance with Condition 15 and on or after the date on which the European Member State in whose national currency the Notes are denominated has become a participating Member State in the third stage (or any further stage) of the European Economic and Monetary Union (as provided in the Treaty establishing the

European Community (the "**EC**"), as amended from time to time (the "**Treaty**")) or events have occurred which have substantially the same effects (in either case, "**EMU**"), redenominate all, but not some only, of the Notes of any Series into euro and adjust the aggregate principal amount and the Specified Denomination(s) set out in the relevant Pricing Supplement accordingly, as described below. The date on which such redenomination becomes effective shall be referred to in these Conditions as the "**Redenomination Date**".

(ii) Unless otherwise specified in the relevant Pricing Supplement, the redenomination of the Notes pursuant to Condition 1(d)(i) shall be made by converting the principal amount of each Note from the relevant national currency into euro using the fixed relevant national currency euro conversion rate established by the Council of the European Union pursuant to Article 109L (4) of the Treaty and rounding the resultant figure to the nearest euro 0.01 (with euro 0.005 being rounded upwards). If the Issuer so elects, the figure resulting from conversion of the principal amount of each Note using the fixed relevant national currency euro conversion rate shall be rounded down to the nearest euro. The euro denominations of the Notes so determined shall be notified to Noteholders in accordance with Condition 15. Any balance remaining from the redenomination with a denomination higher than euro 0.01 shall be paid by way of cash adjustment rounded to the nearest euro 0.01 (with euro 0.005 being rounded upwards). Such cash adjustment will be payable in euro on the Redenomination Date in the manner notified to Noteholders by the Issuer.

(iii) In the case of Dematerialised Notes only, the Issuer may also redenominate all, but not some only, of the Notes of any Series into euro in accordance with Article 18-II of French law no. 98-546 of July 2, 1998 provided that references to the Franc or the ECU contained in such Article 18 shall be deemed to be a reference to the currency of any Member State participating in the third stage (or any further stage) of the European Economic and Monetary Union.

(iv) Upon redenomination of the Notes, any reference in the relevant Pricing Supplement to the relevant national currency shall be construed as a reference to euro.

(v) Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, with the prior approval of the Fiscal Agent, in connection with any redenomination pursuant to this Condition or any consolidation pursuant to Condition 14, without the consent of the holder of any Note, Receipt, Coupon or Talon, make any changes or additions to these Conditions or Condition 14 (including, without limitation, any change to any applicable business day definition, business day convention, principal financial centre of the country of the Specified Currency, interest accrual basis or benchmark), taking into account market practice in respect of redenominated euromarket debt obligations and which it believes are not prejudicial to the interests of such holders. Any such changes or additions shall, in the absence of manifest error, be binding on the holder of Notes, Receipts, Coupons and Talons and shall be notified to Noteholders in accordance with Condition 15 as soon as practicable thereafter.

(vi) Neither the Issuer nor any Paying Agent shall be liable to the holder of any Note, Receipt, Coupon or Talon or other person for any commissions, costs, losses or expenses in relation to or resulting from the credit or transfer of euro or any currency conversion or rounding effected in connection therewith.

2. CONVERSION AND EXCHANGE OF NOTES

(a) Dematerialised Notes

(i) Dematerialised Notes issued in bearer dematerialised form (*au porteur*) may not be converted into Dematerialised Notes in registered dematerialised form, whether in fully registered form (*nominatif pur*) or in administered registered form (*nominatif administré*).

(ii) Dematerialised Notes issued in registered dematerialised form (*au nominatif*) may not be converted into Dematerialised Notes in bearer dematerialised form (*au porteur*).

(iii) Dematerialised Notes issued in fully registered form (*nominatif pur*) may, at the option of the Noteholder, be converted into Notes in administered registered form (*nominatif administré*), and *vice versa*. The exercise of any such option by such Noteholder shall be made in accordance with Article 4 of Decree no. 83-359 of May 2, 1983. Any such conversion shall be effected at the cost of such Noteholder.

(b) **Materialised Notes**

Materialised Bearer Notes of one Specified Denomination may not be exchanged for Materialised Bearer Notes of another Specified Denomination.

3. STATUS

The Notes and, where applicable, any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and rank and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by French law) equally with all other present or future unsecured or future unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.

4. NEGATIVE PLEDGE

So long as any of the Notes or, if applicable, any Receipts or Coupons relating to them, remains outstanding (as defined in the Agency Agreement), the Issuer will not create any mortgage, lien, pledge, charge or other form of encumbrance or security interest (*sûreté réelle*) upon any of its assets or revenues, present or future, to secure any Relevant Indebtedness (as defined below) or any guarantee or indemnity in respect of any Relevant Indebtedness unless, at the same time or prior thereto, the Issuer's obligations under the Notes are equally and rateably secured therewith. For the purposes of this Condition, "**Relevant Indebtedness**" means any present or future indebtedness for borrowed money in the form of, or represented by, bonds, notes or debentures (*obligations*) which are for the time being, or capable of being, quoted, listed, or ordinarily dealt in on any regulated stock exchange.

5. INTEREST AND OTHER CALCULATIONS

(a) **Definitions**

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Benchmark**" means the reference rate as set out in the applicable Pricing Supplement;

"**Business Day**" means:

(i) in the case of euro, a day on which the Trans European Automated Real Time Gross Settlement Express Transfer (TARGET) System or any successor thereto (the "**TARGET System**") is operating (a "**TARGET Business Day**"); and/or

(ii) in the case of a Specified Currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency; and/or

(iii) in the case of a Specified Currency and/or one or more Additional Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Additional Business Centre(s) or, if no currency is indicated, generally in each of the Additional Business Centres so specified;

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note in the relevant period (from and including the first day of such period to but excluding the last day of such period) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365**" or "**Actual/Actual – ISDA**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "**Actual/Actual-ISMA**" is specified in the relevant Pricing Supplement:

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) normally ending in any year; and

the number of days in such Calculation Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates normally ending in any year,

in each case "Determination Period" means each period from and including a Determination Date in any year to but excluding the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date);

(iii) if "**Actual/365 (Fixed)**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(iv) if "**Actual/365 (Sterling)**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(v) if "**Actual/360**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(vi) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vii) if "**30E/360**" or "**Eurobond Basis**" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"**Dual Currency Notes**" means Notes in respect of which payments of principal and/or interest (if any) are made in such currencies, and based on such rates of exchange, as are set forth in the relevant Pricing Supplement;

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates;

"**Euro-zone**" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union;

"**Fixed Rate Notes**" means Notes bearing interest at a fixed rate;

"**Floating Rate Notes**" means Notes bearing interest at a floating rate;

"**Index Linked Notes**" means Notes in respect of which the principal and/or interest (if any) is/are calculated by reference to such index(ices) and/or formula(s) or to changes in the prices of securities or commodities or to other factors, all as specified in the relevant Pricing Supplement;

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date;

"**Interest Amount**" means the amount of interest payable for an Interest Period, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or the Broken Amount, as the case may be;

"**Interest Commencement Date**" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement;

"**Interest Determination Date**" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro or (ii) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (iii) the day falling two Business Days in the city specified in the Pricing Supplement for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro;

"**Interest Payment Date**" means the date(s) specified in the relevant Pricing Supplement;

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date;

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement;

"**ISDA Definitions**" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes, unless otherwise specified in the relevant Pricing Supplement;

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("**Reuters**") and Bridge/Telerate ("**Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate;

"**Rate of Interest**" means the rate of interest payable from time to time in respect of the Notes and that is either specified in, or calculated in accordance with, the provisions in the relevant Pricing Supplement;

"**Reference Banks**" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone);

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with

which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, Paris;

"**Relevant Date**" means, in respect of any Note, Receipt or Coupon, the date on which payment in respect of it first became due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (in the case of Materialised Notes if earlier) the date seven days after that on which notice is duly given to the holders of such Materialised Notes that, upon further presentation of the Materialised Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation;

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date;

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose "local time" means with respect to Europe and the Euro-zone as a Relevant Financial Centre, Central European Time;

"**Representative Amount**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time;

"**Specified Currency**" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated;

"**Specified Duration**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(c)(ii); and

"**Zero Coupon Notes**" means Notes which are offered and sold at a discount to their nominal amount and do not bear interest.

(b) **Interest on Fixed Rate Notes**

Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date except as otherwise provided in the relevant Pricing Supplement in each year up to and including the Maturity Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

(c) **Interest on Floating Rate Notes and Index Linked Interest Notes**

(i) *Interest Payment Dates:* Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear (except as otherwise provided in the relevant Pricing Supplement) on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Specified Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

(a) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (a), "**ISDA Rate**" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Pricing Supplement;

(b) the Designated Maturity is a period specified in the relevant Pricing Supplement; and

(c) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph (a), "**Floating Rate**", "**Calculation Agent**", "**Floating Rate Option**", "**Designated Maturity**", "**Reset Date**" and "**Swap Transaction**" have the meanings given to those terms in the ISDA Definitions.

(b) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(a) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(i) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(ii) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Calculation Agent. If

five or more of such offered quotations are available on the Page, the highest (or if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean (rounded as provided above) of the Relevant Rates;

(b) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (a)(i) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (a)(ii) applies and fewer than three Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Calculation Agent shall request each of the Reference Banks to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Relevant Rate at approximately the Relevant Time on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with offered quotations, the Rate of Interest for the Interest Period shall be the arithmetic mean (rounded if necessary to the fifth decimal place with 0.000005 being rounded upwards) of the offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Calculation Agent; and

(c) if paragraph (b) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean (rounded if necessary to the fifth decimal place with 0.000005 being rounded upwards) of the rates per annum that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the **"Principal Financial Centre"**) are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period) provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period in place of the Margin relating to that last preceding Interest Period).

(iv) *Rate of Interest for Index Linked Interest Notes:* The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

(d) **Zero Coupon Notes**

Where a Zero Coupon Note is repayable prior to the Maturity Date is not paid when due, the amount due and payable prior to the Maturity Date shall, unless otherwise provided in the relevant Pricing Supplement, be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(e)(i)).

(e) **Dual Currency Notes**

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating a Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

(f) **Partly Paid Notes**

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

(g) **Accrual of Interest**

Interest shall cease to accrue on each Note on the due date for redemption unless (i) in the case of Dematerialised Notes, on such due date or (ii) in the case of Materialised Notes, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date.

(h) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding**

(i) If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (c) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph;

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency.

(i) **Calculations**

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(j) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Optional Redemption Amounts, Early Redemption Amounts and Instalment Amounts**

As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final

Redemption Amount, Optional Redemption Amount, Early Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Optional Redemption Amount, Early Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(c)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(k) **Calculation Agent**

The Issuer shall procure that, if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding (as defined in the Agency Agreement), there shall be one or more Calculation Agents. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal Luxembourg office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

(l) **Certificates to be final**

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5, whether by the Fiscal Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Fiscal Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Fiscal Agent or the Calculation Agent (if applicable) in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

6. REDEMPTION, PURCHASE AND OPTIONS

(a) **Final Redemption**

Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any option provided by the relevant Pricing Supplement including any Issuer's option in accordance with Condition 6(c) or any Noteholders' option in accordance with Condition 6(d), each Note shall be finally redeemed on the Maturity Date specified in the relevant Pricing Supplement at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within Condition 6(b) below, its final Instalment Amount.

(b) **Redemption by Instalments**

Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or the relevant Instalment Date (being one of the dates so specified in the relevant Pricing Supplement) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(c) or (6)(d), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified in the relevant Pricing Supplement. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused (i) in the case of Dematerialised Notes, on the due date for such payment or (ii) in the case of Materialised Notes, on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(c) **Redemption at the Option of the Issuer and Partial Redemption**

If a Call Option is specified in the relevant Pricing Supplement, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice (or such other notice period as may be specified in the relevant Pricing Supplement) to the Noteholders in accordance with Condition 15, redeem all or, if so provided, some, of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption, if any. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified in the relevant Pricing Supplement and no greater than the maximum nominal amount to be redeemed specified in the relevant Pricing Supplement.

All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption in respect of Materialised Notes, the notice to holders of such Materialised Notes shall also contain the serial numbers of the Definitive Materialised Bearer Notes to be redeemed which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements.

In the case of a partial redemption of Dematerialised Notes, the redemption may be effected, at the option of the Issuer, either (i) by reducing the nominal amount of all such Dematerialised Notes in a Series in proportion to the aggregate nominal amount redeemed or (ii) by redeeming in full some only of such Dematerialised Notes and, in such latter case, the choice between those Dematerialised Notes that will be fully redeemed and those Dematerialised Notes of any Series that will not be redeemed shall be made in accordance with Article 9 of Decree no. 83-359 of May 2, 1983 and the provisions of the relevant Pricing Supplement, subject to compliance with any other applicable laws and stock exchange requirements.

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and, in the case of Materialised Notes a list of any Definitive Materialised Bearer Notes drawn for redemption but not surrendered.

(d) **Redemption at the Option of Noteholders**

If a Put Option is specified in the relevant Pricing Supplement, the Issuer shall, at the option of the Noteholder, upon the Noteholder giving not less than 15 nor more than 30 days' notice (or such other notice period as may be specified in the relevant Pricing Supplement) to the Issuer redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option (which must be exercised on an Option Exercise Date) the Noteholder must, if this Note is a Materialised Bearer Note or a Dematerialised Note and is held outside Euroclear and Clearstream, Luxembourg, deposit with any Paying Agent at its specified office a

duly completed option exercise notice (the "**Exercise Notice**") in the form obtained from any Paying Agent or the Registration Agent, as the case may be, within the notice period. In the case of Materialised Bearer Notes, the Exercise Note shall have attached to it such Note(s) (together with all unmatured Receipts and Coupons and unexchanged Talons). In the case of Dematerialised Notes, the Noteholder shall transfer, or cause to be transferred, the Dematerialised Notes to be redeemed to the account of the Paris Paying Agent specified in the Exercise Notice.

If this Note is a Materialised Bearer Note and is held through Euroclear or Clearstream, Luxembourg, to exercise such option (which must be exercised on an Option Exercise Date) the holder of this Note must, within the notice period, give notice to the Fiscal Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or any common depositary for them to the Fiscal Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a temporary global certificate (as prescribed in the Agency Agreeement), at the same time present or procure the presentation of such temporary global certificate to the Fiscal Agent for notation accordingly.

No option so exercised and, where applicable, no Note so deposited or transferred may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(e) **Early Redemption**

(i) *Zero Coupon Notes*

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Nominal Amount (calculated as provided below) of such Note unless otherwise specified in the relevant Pricing Supplement.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Nominal Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown in the relevant Pricing Supplement, shall be such rate as would produce an Amortised Nominal Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Nominal Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Amortised Nominal Amount becomes due and payable were the Relevant Date. The calculation of the Amortised Nominal Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(d).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown in the relevant Pricing Supplement.

(ii) *Other Notes*

The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g), or upon it becoming due and payable as provided in Condition 9 shall be the Final

Redemption Amount together with interest accrued to the date fixed for redemption unless otherwise specified in the relevant Pricing Supplement.

(f) **Redemption for Taxation Reasons**

(i) If, by reason of any change in French law or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would, on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Condition 8 and such obligation to pay additional amounts cannot be avoided by the Issuer taking reasonable measures available to it, the Issuer may, at its option, on any Interest Payment Date or, if so specified in the relevant Pricing Supplement, at any time, on giving not more than 45 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable) in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with, unless otherwise specified in the Pricing Supplement, any interest accrued to the date set for redemption provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make payment of principal and interest without withholding for French taxes.

(ii) The Notes shall be redeemed by the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Note), on giving not less than 30 nor more than 45 days' notice to the Fiscal Agent and, in accordance with Condition 15, the Noteholders (which notice shall be irrevocable), if:

(A) on the occasion of the next payment of interest or principal due under the Notes, the Issuer would be prevented by French law from making payment to the Noteholders of the full amount then due and payable, notwithstanding the undertaking to pay additional amounts as provided or referred to in Condition 8; and

(B) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Notes redeemed pursuant to this Condition 6 (f) will be redeemed at their Early Redemption Amount referred to in paragraph (e) above together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(g) **Partly Paid Notes**

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified in the relevant Pricing Supplement.

(h) **Purchases**

The Issuer shall have the right at all times to purchase Notes (provided that, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price.

(i) **Cancellation**

All Notes purchased by or on behalf of the Issuer must be cancelled, in the case of Dematerialised Notes, by transfer to an account in accordance with the rules and procedures of Euroclear France and, in the case of Materialised Bearer Notes, by surrendering the Temporary Global Certificate and the Definitive Materialised Bearer Notes in question together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in each case, if so transferred or surrendered, shall, together with all Notes redeemed by the Issuer be cancelled forthwith (together with, in the case of Dematerialised Notes, all rights relating to payment of interest and other

amounts relating to such Dematerialised Notes and, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so cancelled or, where applicable, transferred or surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

(j) **Illegality**

If, by reason of any change in French law, or any change in the official application of such law, becoming effective after the Issue Date, it will become unlawful for the Issuer to perform or comply with one or more of its obligations under the Notes, the Issuer will, subject to having given not more than 45 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with any interest accrued to the date set for redemption.

7. PAYMENTS AND TALONS

(a) **Dematerialised Notes**

Payments of principal and interest in respect of Dematerialised Notes shall (in the case of Dematerialised Notes in bearer dematerialised form or administered registered form) be made by transfer to the account (denominated in the relevant currency) of the relevant Euroclear France Account Holders for the benefit of the Noteholders and (in the case of Dematerialised Notes in fully registered form) to accounts (denominated in the relevant currency) with a Bank designated by the Noteholders. All payments validly made to such accounts of such Euroclear France Account Holders or Noteholders will be an effective discharge of the Issuer in respect of such payments.

(b) **Materialised Bearer Notes**

(i) *Method of payment*

Subject as provided below:

(x) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney or Auckland, respectively); and

(y) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

(ii) *Presentation of Definitive Materialised Bearer Notes, Receipts and Coupons*

Payments of principal in respect of Definitive Materialised Bearer Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of such Notes, and payments of interest in respect of Definitive Materialised Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of Definitive Materialised Bearer Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of

part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the Definitive Materialised Bearer Note to which they appertain do not constitute valid obligations of the Issuer.

Upon the date upon which any Definitive Materialised Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment will be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 10) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

If the due date for redemption of any Definitive Materialised Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding or Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant Definitive Materialised Bearer Note.

(c) **Payments in the United States**

Notwithstanding the foregoing, if any Materialised Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) **Payments Subject to Fiscal Laws**

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) **Appointment of Agents**

The Fiscal Agent, the Paying Agents and the Calculation Agent, initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, and the Registration Agent act solely as agents of the Issuer and the Calculation Agent(s) act(s) as independent expert(s) and, in each case such, do not assume any obligation or relationship of

agency for any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, and the Registration Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent, (ii) one or more Calculation Agent(s) where the Conditions so require, (iii) Paying Agents having specified offices in at least two major European cities (including Luxembourg so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require) (iv) in the case of Dematerialised Notes in fully registered form, a Registration Agent (v) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed, and (vi) a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Materialised Bearer Notes denominated in U.S. dollars in the circumstances described in paragraph (c) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 15.

(f) **Talons**

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Materialised Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent or any of the Paying Agents in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 10).

(g) **Business Days for Payment**

If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the Noteholder shall not be entitled to payment until the next following business day and shall not be entitled to any interest or other sum in respect of such postponed payment. In this paragraph, "**business day**" means a day (other than a Saturday or a Sunday) (A) (i) in the case of Dematerialised Notes, on which Euroclear France is open for business or (ii) in the case of Materialised Notes, on which banks and foreign exchange markets are open for business in the relevant place of presentation, (B) in such jurisdictions as shall be specified as "**Additional Financial Centres**" in the relevant Pricing Supplement and (C) (i) in the case of a payment in a currency other than euro, where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or (ii) in the case of a payment in euro, which is a TARGET Business Day.

(h) **Bank**

For the purpose of this Condition 7, "**Bank**" means a bank in the principal financial centre of the relevant currency or, in the case of euro, in a city in which banks have access to the TARGET System.

8. TAXATION

(a) **Tax exemption for Notes issued or deemed to be issued outside France**

Interest and other revenues with respect to Notes which constitute *obligations* and which are being issued or deemed to be issued outside the Republic of France benefit from the exemption provided for in Article 131 *quater* of the *Code Général des Impôts* (French general tax code) from deduction of tax at source. Accordingly such payments do not give the right to any tax credit from any French source. The tax regime applicable to Notes which do not constitute obligations will be set out in the relevant Pricing Supplement.

As to the meaning of the expression "issued or deemed to be issued outside the Republic of France" see "Summary of the Programme – Taxation" above and the Section "Taxation" below.

(b) **Additional Amounts**

If French law should require that payments of principal or interest in respect of any Note, Receipt or Coupon be subject to deduction or withholding in respect of any present or future taxes or duties whatsoever, the Issuer will, to the fullest extent then permitted by law, pay such additional amounts as shall result in receipt by the Noteholders or, if applicable, the Receiptholders and the Couponholders, as the case may be, of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon, as the case may be:

(i) *Other connection:* to, or to a third party on behalf of, a Noteholder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of France other than the mere holding of the Note, Receipt or Coupon; or

(ii) *Declaration of non-residence:* to, or to a third party on behalf of, a Noteholder who could avoid such withholding or deduction by making a declaration of non-residence or similar claim for exemption but fails to do so; or

(iii) *More than 30 days after the Relevant Date:* more than 30 days after the Relevant Date except to the extent that the Noteholder would have been entitled to such additional amounts on presenting it for payment on the thirtieth such day; or

(iv) *EU Savings tax:* where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) *Presentation in another EU Member State:* presented for payment by or on behalf of a Noteholder, Receiptholder or Couponholder, as the case may be, who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

References in these Conditions to (i) "**principal**" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Nominal Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "**interest**" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "**principal**" and/or "**interest**" shall be deemed to include any additional amounts that may be payable under this Condition.

(c) **Tax exemption for Notes not issued or deemed to be issued outside France**

Interest and other revenues with respect to Notes which, if so specified in the relevant Pricing Supplement, are not being issued or deemed to be issued outside the Republic of France only benefit from the exemption from deduction of tax at source provided by, and subject to the provisions of, Article 125 A III of the *Code Général des Impôts*, which requires *inter alia*, certification of non-French residence.

(d) **Certification of Non-Residence**

Each Noteholder shall be responsible for supplying certification of non-residence as referred to in Condition 8(c) (in the form set out in the Agency Agreement or such other form as may be required by the French tax authorities from time to time) in accordance with the provisions of Article 125 A III of the *Code Général des Impôts* and the Issuer shall not be responsible for any deduction or withholding in respect of any payment made under any Note, Receipt or Coupon resulting from the failure of such Noteholder to submit such certification.

9. EVENTS OF DEFAULT

The Representative (as defined under Condition 11(b)), upon request of any Noteholder, may, upon written notice to the Fiscal Agent (with copy to the Issuer) given before all defaults shall have been cured,

cause the principal amount of all Notes held by such Noteholder to become due and payable, together with accrued interest thereon, as of the date on which such notice for payment is received by the Fiscal Agent:

(i) if the Issuer defaults in any payment when due of principal or interest on any Note and such default continues for a period of more than 7 Business Days (as defined in Condition 5(a)) from such due date; or

(ii) if there is a default by the Issuer in the due performance of any other provision of the Notes, and such default shall not have been cured within 14 Business Days (as defined in Condition 5(a)) after receipt by the Fiscal Agent of written notice (and by the Issuer of a copy) of default given by the Representative upon request of the Noteholder; or

(iii) if any other present or future indebtedness of the Issuer for borrowed monies in excess of €50,000,000 (or its equivalent in any other currency), whether individually or collectively, becomes due and payable prior to its stated maturity as a result of a default thereunder, or any such indebtedness shall not be paid when due or, as the case may be, within any originally applicable grace period therefor or any steps shall be taken to enforce any security in respect of any such indebtedness or any guarantee or indemnity in excess of such aforesaid amount given by the Issuer for, or in respect of, any such indebtedness of others shall not be honoured when due and called upon; or

(iv) if the Issuer makes any proposal for a general moratorium in relation to its debt or applies for the appointment of a conciliator (*conciliateur*) or enters into an amicable settlement (*accord amiable*) with its creditors or a judgment is issued for the judicial liquidation (*liquidation judiciaire*) or for a judicial transfer of the whole of the business (*cession totale de l'entreprise*) of the Issuer or, to the extent permitted by applicable law, the Issuer is subject to any other insolvency or bankruptcy proceedings or the Issuer makes any judicial conveyance, assignment or other judicial arrangement for the benefit of its creditors or enters into a composition (accord amiable) with its creditors.

10. PRESCRIPTION

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

11. REPRESENTATION OF NOTEHOLDERS

Except as otherwise provided by the relevant Pricing Supplement, Noteholders will, in respect of all Tranches in any Series, be grouped automatically for the defence of their common interests in a masse (in each case, the "**Masse**").

The Masse will be governed by the provisions of Articles L.210-1 and following of the French *Code du Commerce* (formerly law no. 66-537 of July 24, 1966) with the exception of Articles L.228-48 and L.228-59 (formerly Articles 295 and 306) and by the decree no. 67-236 of March 23, 1967, with the exception of Articles 218, 222 and 224 subject to the following provisions:

(a) Legal Personality

The Masse will be a separate legal entity and will act in part through a representative (the "**Representative**") and in part through a general meeting of the Noteholders (the "**General Meeting**").

The Masse alone, to the exclusion of all individual Noteholders, shall exercise the common rights, actions and benefits which now or in the future may accrue respectively with respect to the Notes.

(b) Representative

The office of Representative may be conferred on a person of any nationality. However, the following persons may not be chosen as Representatives:

(i) the Issuer, the members of its Management Board (*Directoire*), its general managers (*directeurs généraux*), its statutory auditors, or its employees as well as their ascendants, descendants and spouse; or

(ii) companies guaranteeing all or part of the obligations of the Issuer, their respective managers (*gérants*), general managers, members of their Board of Directors, Management Board (*Directoire*), or Supervisory Board (*Conseil de Surveillance*), their statutory auditors, or employees as well as their ascendants, descendants and spouse; or

(iii) companies holding 10 per cent. or more of the share capital of the Issuer or companies having 10 per cent. or more of their share capital held by the Issuer; or

(iv) persons to whom the practice of banker is forbidden or who have been deprived of the right of directing, administering or managing an enterprise in whatever capacity.

The names and addresses of the initial Representative of the Masse and its alternate will be set out in the relevant Pricing Supplement. The Representative appointed in respect of the first Tranche of any Series of Notes will be the Representative of the single Masse of all Tranches in such Series.

The Representative will be entitled to such remuneration in connection with its functions or duties as set out in the relevant Pricing Supplement.

In the event of death, retirement or revocation of appointment of the Representative, such Representative will be replaced by another Representative. In the event of the death, retirement or revocation of appointment of the alternate Representative, an alternate will be elected by the General Meeting.

All interested parties will at all times have the right to obtain the name and address of the Representative and the alternate Representative at the head office of the Issuer and the specified offices of any of the Paying Agents.

(c) **Powers of Representative**

The Representative shall have the power to take all acts of management necessary in order to defend the common interests of the Noteholders.

All legal proceedings against the Noteholders or initiated by them, must be brought by or against the Representative.

The Representative may not be involved in the management of the affairs of the Issuer.

(d) **General Meeting**

A General Meeting may be held at any time, on convocation either by the Issuer or by the Representative. One or more Noteholders, holding together at least one-thirtieth of the principal amount of the Notes outstanding, may address to the Issuer and the Representative a demand for convocation of the General Meeting. If such General Meeting has not been convened within two months after such demand, the Noteholders may commission one of their members to petition a competent court in Paris to appoint an agent (*mandataire*) who will call the General Meeting.

Notice of the date, hour, place and agenda of any General Meeting will be published as provided under Condition 15.

Each Noteholder has the right to participate in a General Meeting in person or by proxy. Each Note carries the right to one vote or, in the case of Notes issued with more than one Specified Denomination, one vote in respect of each multiple of the lowest Specified Denomination comprised in the principal amount of the Specified Denomination of such Note.

(e) **Powers of the General Meetings**

The General Meeting is empowered to deliberate on the dismissal and replacement of the Representative and the alternate Representative and to act with respect to any other matter that relates to the common rights, actions and benefits which now or in the future may accrue with

respect to the Notes, including authorising the Representative to act at law as plaintiff or defendant.

The General Meeting may further deliberate on any proposal relating to the modification of the Conditions including any proposal, whether for arbitration or settlement, relating to rights in controversy or which were the subject of judicial decisions, it being specified, however, that the General Meeting may not increase amounts payable to Noteholders, nor authorise or accept a postponement of the date of payment of interest on or a modification of the terms of repayment of or the rate of interest on the Notes, nor establish any unequal treatment between the Noteholders.

General Meetings may deliberate validly on first convocation only if Noteholders present or represented hold at least a quarter of the principal amount of the Notes then outstanding. On second convocation, no quorum shall be required. Decisions at meetings shall be taken by a simple majority of votes cast by Noteholders attending such General Meetings or represented thereat.

Decisions of General Meetings must be published in accordance with the provisions set forth in Condition 15.

(f) **Information to Noteholders**

Each Noteholder or Representative thereof will have the right, during the 15-day period preceding the holding of each General Meeting, to consult or make a copy of the text of the resolutions which will be proposed and of the reports which will be presented at the General Meeting, all of which will be available for inspection by the relevant Noteholders at the registered office of the Issuer, at the specified offices of any of the Paying Agents and at any other place specified in the notice of the General Meeting.

(g) **Expenses**

The Issuer will pay all expenses relating to the operation of the Masse, including expenses relating to the calling and holding of General Meetings and, more generally, all administrative expenses resolved upon by the General Meeting, it being expressly stipulated that no expenses may be imputed against interest payable under the Notes.

(h) **Single Masse**

The holders of Notes of the same Series, and the holders of Notes of any other Series which have been assimilated with the Notes of such firstmentioned Series in accordance with Condition 14, shall, for the defence of their respective common interests, be grouped in a single Masse. The Representative appointed in respect of the first Series of Notes issued will be the Representative of the single Masse of all such Series.

12. MODIFICATIONS

These Conditions may be amended, modified or varied in relation to any Series of Notes through the terms of the relevant Pricing Supplement in relation to such Series.

The Agency Agreement will be capable of amendment or waiver by the parties thereto, without the consent of Noteholders, Receiptholders or Couponholders, for the purpose of curing any ambiguity or of curing, correcting, or supplementing any defective provision contained therein or in any manner which the parties to the Agency Agreement mutually deem necessary or desirable and which does not, in the reasonable opinion of such parties, adversely affect the interests of the Noteholders, Receiptholders or Couponholders.

13. REPLACEMENT OF DEFINITIVE NOTES, RECEIPTS, COUPONS AND TALONS

If, in the case of any Materialised Bearer Notes, a Definitive Materialised Bearer Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations at the specified office of the Fiscal Agent or such other Paying Agent as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Definitive Materialised Bearer Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for

further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Definitive Materialised Bearer Notes, Receipts, Coupons or further Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Definitive Materialised Bearer Notes, Receipts, Coupons or Talons must surrendered before replacements will be issued.

14. FURTHER ISSUES AND CONSOLIDATION

(a) Further Issues

The Issuer may from time to time without the consent of the Noteholders, Receiptholders or Couponholders create and issue further notes to be assimilated (*assimilées*) with the Notes provided such Notes and the further notes carry rights identical in all respects (or in all respects save for the principal amount thereof and the first payment of interest) and that the terms of such notes provide for such assimilation and references in these Conditions to "**Notes**" shall be construed accordingly.

(b) Consolidation

Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, with the prior approval of the Fiscal Agent, from time to time on any Interest Payment Date occurring on or after the Redenomination Date on giving not less than 30 days' prior notice to the Noteholders in accordance with Condition 15, without the consent of the Noteholders, Receiptholders or Couponholders, consolidate the Notes of one Series with the Notes of one or more other Series issued by it, whether or not originally issued in one of the European national currencies or in euro, provided such other Notes have been redenominated in euro (if not originally denominated in euro) and which otherwise have, in respect of all periods subsequent to such consolidation, the same terms and conditions as the Notes.

15. NOTICES

(a) Subject as provided in Condition 15(c) below, notices to the holders of Dematerialised Notes in registered form (*au nominatif*) shall be valid if either, (i) they are mailed to them at their respective addresses, in which case they will be deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the mailing, or, (ii) at the option of the Issuer, they are published in a leading daily newspaper of general circulation in Europe (which is expected to be the *Financial Times*).

(b) Subject as provided in Condition 15(c) below, notices to the holders of Materialised Bearer Notes and Dematerialised Notes in bearer form shall be valid if published in a daily leading newspaper of general circulation in Europe (which is expected to be the *Financial Times*) and so long as such Notes are listed on any stock exchange, in a leading daily newspaper with general circulation in city/ies where the stock exchange(s) on which such Notes is/are listed which, in the case of the Luxembourg Stock Exchange, is expected to be the *Luxemburger Wort.* If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper of general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Materialised Bearer Notes in accordance with this Condition.

(c) Notices required to be given to the holders of Dematerialised Notes (whether in registered or in bearer form) pursuant to these Conditions may be given by delivery of the relevant notice to the Euroclear France, Euroclear, Clearstream, Luxembourg and any other clearing system through which the Notes are for the time being cleared in substitution for the mailing and publication as required by Conditions 15(a) and (b) above; except that (i) so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, notices shall also be published in a leading daily newspaper of general circulation in Luxembourg, and (ii) notices relating to the convocation and decision(s) of the General Meetings pursuant to Condition 11 shall also be published in a leading daily newspaper of general circulation in Europe.

16. GOVERNING LAW AND JURISDICTION

(a) Governing Law

The Notes and, where applicable, the Receipts, the Coupons and the Talons and the Agency Agreement are governed by, and shall be construed in accordance with, French law.

(b) Jurisdiction

Any claim against the Issuer in connection with any Notes, Receipts, Coupons or Talons and the Agency Agreement may exclusively be brought before any competent court in Paris.

TEMPORARY GLOBAL CERTIFICATES ISSUED IN RESPECT OF MATERIALISED BEARER NOTES

Temporary Global Certificates

A Temporary Global Certificate, without interest Coupons, will initially be issued in connection with Materialised Bearer Notes. Upon the initial deposit of such Temporary Global Certificate with a common depositary for Euroclear and Clearstream, Luxembourg (the "**Common Depositary**"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

The Common Depositary may also credit with a nominal amount of Notes the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, a nominal amount of Notes that is initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Exchange

Each Temporary Global Certificate issued in respect of Notes will be exchangeable, free of charge to the holder, on or after its Exchange Date (as defined below):

(i) if the relevant Pricing Supplement indicates that such Temporary Global Certificate is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme – Selling Restrictions"), in whole, but not in part, for Definitive Materialised Bearer Notes; and

(ii) otherwise, in whole but not in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for Definitive Materialised Bearer Notes.

Delivery of Definitive Materialised Bearer Notes

On or after its Exchange Date, the holder of a Temporary Global Certificate may surrender such Temporary Global Certificate to or to the order of the Fiscal Agent. In exchange for any Temporary Global Certificate, the Issuer will deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Materialised Bearer Notes. In this Offering Circular, Definitive Materialised Bearer Notes means, in relation to any Temporary Global Certificate, the Definitive Materialised Bearer Notes for which such Temporary Global Certificate may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Temporary Global Certificate and a Talon). Definitive Materialised Bearer Notes will be security printed at the expense of the Issuer in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Agency Agreement.

Exchange Date

"**Exchange Date**" means, in relation to a Temporary Global Certificate, the day falling after the expiry of 40 days after its issue date, provided that, in the event any further Materialised Notes of the relevant Series are issued prior to such day pursuant to Condition 14(a), the Exchange Date for such Temporary Global Certificate shall be postponed to the day falling after the expiry of 40 days after the issue of the Temporary Global Certificate in respect of further Materialised Notes.

USE OF PROCEEDS

The net proceeds of the issue of the Notes will be used for the Issuer's general corporate purposes unless otherwise specified in the relevant Pricing Supplement.

DESCRIPTION OF PINAULT-PRINTEMPS-REDOUTE
(in this section "PPR" or the "Company" and, including its group companies, the "Group")

Detailed information in relation to PPR is contained in PPR's 2003 Document de Référence (the "Reference Document") which is incorporated herein by reference.

INTRODUCTION

PPR is registered with the *Registre du Commerce et des Sociétés de Paris* under reference number 552 075 020. Its registered office is at 18 place Henri Bergson, 75008 Paris, France. The Issuer's *statuts* are available at the *greffe* of the *Tribunal de Commerce* of Paris.

PPR is a *société anonyme* (a form of limited liability company) established under French law on June 24, 1881, for an initial term of 99 years. This period was extended to May 26, 2066 by an Extraordinary General Meeting held on May 26, 1967. PPR is governed by the *Code de commerce* (French Commercial Code) and French Decree no. 67-236 of March 23, 1967.

PPR is one of Europe's leading companies in specialised distribution and one of the largest luxury goods groups in the world. Since 2002, the Group has followed a strategy aimed at concentrating its business on a single customer, the individual, around its Retail and Luxury Goods divisions.

In 2003, PPR posted sales of €24,361 million. It had a workforce of over 100,000 employees in over 65 countries.

I – Overview of Business Activities

PPR is organised into three core businesses:

- The Luxury Goods division with the brands making up the Gucci Group – Gucci, Yves Saint Laurent, YSL Beauté, Bottega Veneta, Sergio Rossi, Boucheron, Bédat & Co., Balenciaga, Stella McCartney and Alexander McQueen;
- The Retail division with the Conforama, Fnac, Mobile Planet, Printemps, Redcats (including the dedicated financial activities), Orcanta, Kadéos and CFAO brands;
- Rexel, a leading distributor of low and ultra-low voltage electrical products worldwide.

- **Luxury Goods division**

The world's third largest Luxury Goods company in terms of sales in 2003, the Gucci Group designs, produces and distributes high-quality personal luxury goods in the ready-to-wear sectors, handbags, luggage, leather goods, shoes, time pieces, jewellery, ties and scarves, eyewear, fragrances, cosmetics and skin care products. It includes the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands.

PPR initially acquired 42% of the Gucci Group in March 1999. In September 2001, it raised its stake to 53.2%, thus becoming its controlling shareholder. It held a 67.58% stake as of December 31, 2003. In April 2004, PPR launched a bid at US $85.52 per share to buy out the remaining minority shareholders.

In 2003 (from November 1, 2002 through October 31, 2003), the Luxury Goods division posted sales of €2,561 million, accounting for 10.5% of Group sales and 15.5% of "New PPR" sales. It posted operating income of €238 million, accounting for 18.3% of Group sales and 24.3% of "New PPR" sales.

Market position

Given its portfolio of prestigious brands, its broad geographic distribution and its range of products, Gucci Group is one of the leaders in the global luxury goods industry. Its rivals are international luxury goods companies such as Armani, Bulgari, Cartier, Chanel, Christian Dior, Ferragamo, Hermès, Louis Vuitton and Prada; major international perfume, cosmetic and skincare companies such as Estée Lauder, l'Oréal and Shiseido, as well as a large number of other companies, both international, national and regional are active in all or part of the product categories offered by Gucci Group.

Building a multi-brand luxury group

Since 1999, with the support of its main shareholder PPR, Gucci Group has been pursuing a strategy aimed at building up a multi-brand luxury group from the Gucci single-brand business. In this context, between March 1999 and the middle of 2001, Gucci acquired eight prestigious brands, each of which has its own market share and specific features. For example, Yves Saint Laurent, Boucheron and Balenciaga are high recognition brands with a strong legacy; Sergio Rossi, Bottega Veneta and Bédat & Co are newer and more specialised brands known for their expertise and the quality of their products. It also acquired interests in the brands of young designers, Alexander McQueen and Stella McCartney. Since this first acquisition phase, Gucci Group has been focusing on expanding each of its brands, with special emphasis on building up a strong image, harmonising and adding to product ranges, controlling distribution with the opening of directly-operated stores and streamlining retail licensing contracts. This growth strategy has been pursued in a difficult context since the tragic events of September 2001, the conflict in Iraq, the SARS epidemic and given the weakness of the U.S. dollar.

By acquiring and developing these brands, the Gucci Group has established a leading presence in the global luxury goods markets, while offering greater diversity in its line of luxury products.

Geographic balance

Acquisitions have helped to boost Gucci Group's position in the global luxury goods markets. In 2003, Gucci Group generated 43% of its sales in Europe, 21% in the United States, 20% in Japan and 12% in other Asian countries. This geographical diversity substantially contributed to revenue stability and enabled the group to benefit from economic cycles in the different regions while exploiting the potential offered by high-growth geographical regions.

Excellent distribution management

Building up and managing the distribution network was one of Gucci Group's chief strategic objectives. Fashions and accessories are now distributed exclusively through directly-operated stores together with franchise stores and outlets, duty free shops, department stores and specialty stores. Gucci Group Watches distributes its products directly through fine watches and jewelry stores or through third parties. Lastly, YSL Beauté, which has been careful to limit its sales outlets to those most compatible with the prestigious nature of its products, handles its distribution through affiliates in very selective and upscale perfumeries, department and duty free stores.

A rich and balanced product portfolio

Gucci Group develops in-house prototypes for all new products. It exercises strict control over manufacturing, either by handling it directly or by outsourcing it to sub-contractors, who are subject to strict and constant quality control. By using top quality materials combined with the talent of its craftspeople, Gucci Group can guarantee products of unrivalled quality with the benefit of highly flexible production costs.

The diversity of its product portfolio is one of Gucci Group's strengths. Gucci Group is a significant player in most of the major luxury goods segments, in cosmetics and fragrances, fine jewelry and leather goods, timepieces, accessories and ready-to-wear. The carefully managed diversity of products represents a foundation of the company's organic growth and one of the incentives for its acquisition policy between 1999 and 2001. While expanding into a multi-brand group, Gucci Group promoted the sharing of expertise amongst its brands. Hence, Yves Saint Laurent turned to Gucci for expertise in developing its accessories, while Gucci Group Watches proved helpful in launching timepieces at Yves Saint Laurent. Furthermore, the Gucci brand, which was always known for its position in the leather goods market, invested successfully in accessories, ready-to-wear apparel and fashion, reaping the rewards of its strong reputation in leather work.

A communications policy to support the brands

In the luxury goods sector, design, product quality and image are intertwined: a strictly controlled image and a stringent communications policy as well as the excellent quality of its products and tight control over distribution enabled Gucci to re-establish itself as a luxury brand with consumers in the space of a few years. Its communications policy combining advertising, fashion shows, public relations, special events and store window displays has been extended to all of its brands. The purpose of this policy is to bolster the brands' existing market share and create high profile and consistent visibility for all the brands on an international, national and local scale.

Strong growth potential

Gucci Group is now concentrating on enhancing its Gucci flagship brand, on building its second flagship brand Yves Saint Laurent into a world-class brand, and on expanding the other acquired brands.

Enhancing the Gucci brand

The Gucci brand is one of the most profitable brands in the industry, with an operating margin of 27%. Gucci Group aims to enhance its market leadership by expanding its product line, by continuing to expand its directly controlled retail network and by controlling costs.

Recovery of Yves Saint Laurent

Following efforts to reposition the brand, the reputation of Yves Saint Laurent as a world class luxury brand is gradually being restored. Since 1999, the company has followed a policy aimed at thoroughly renewing its image, regaining control of the brand by ending licensing and closely managing and expanding its retail network, with the opening of around 45 directly-operated stores in strategic locations. It has also made great strides in sales of accessories.

Boosting the market share of YSL Beauté

Following the integration of YSL Beauté into Gucci Group, top priority was given to reducing the number of sales outlets and putting an end to parallel sales networks. The goal is now to boost the market share of YSL Beauté as a manufacturer and distributor of fine fragrances and cosmetics.

Developing the other brands

Gucci Group is engaged in a policy to launch new product lines while ensuring controlled development of the distribution network in order to develop these brands. This applies to established brands such as Sergio Rossi, Bottega Veneta and Boucheron as well as emerging brands such as Balenciaga, Stella McCartney and Alexander McQueen.

- **Retail division**

Through its Retail division, PPR seeks to meet the needs of individual customers in fashion, beauty care, home furnishings, culture and technology. It combines a broad variety of sales formats: department stores, downtown or suburban specialty stores, mail-order by catalogue and Internet sales.

In 2003, the Retail division posted sales of €13.9 billion, accounting for 57.0% of total Group sales and 58.2% of Group operating income. Its contribution to the "New PPR" amounted to 84.4% of sales and 77% of operating income.

In 2003, in a sluggish household consumption climate, especially in France, the Retail companies held up well, recording market share gains in most product categories. Store openings, global expansion, a dynamic marketing programme and innovation were the main drivers of growth. PPR believes that prospects for growth are good for these companies, in view of their strong market share, their dynamic marketing approach and their potential for growth outside France.

The right market position backed by strong brands

Whether they are like the long-standing Le Printemps founded in 1865, La Redoute, founded in 1873, or more recent like Fnac, created in 1954, the trading names comprising PPR have long been part of the French business landscape and are at the heart of its success. PPR companies have a strong brand image and brand recognition among consumers, who recognise and appreciate their specialties: fashion for Printemps, culture and technology for Fnac, furniture and home appliances for Conforama, and mail-order selling, mainly apparel, for La Redoute. In their respective sectors, the Group's company brands are a benchmark in terms of expertise, quality and know-how. Together, they control the distribution cycle, including product selection, quality control, close cooperation with suppliers in verifying social responsibility standards, product shipment, store lay-out and customer service.

Some company brands have created strong emotional ties and truly close relationships with their customers. This applies to La Redoute and Fnac, which have succeeded in developing a relationship of loyalty and gratitude with consumers: few customers are indifferent to the Fnac concept – its roots, the enthusiasm of the sales staff for their products, its role as a cultural force and its many battles for instance, for cultural diversity or against illiteracy, set this brand apart from all others.

Strategic choices of a multi-range specialist distributor

Making the right choices when it comes to selecting the products and brands offered by a company in its stores, on its websites or in its catalogues is a vital aspect of the distributor's job. This is a strategic factor that may or may not encourage the customer to return to our stores. For example, Printemps markets itself as a multi-range fashion retailer and distributor and, as such, carefully chooses brands that set it apart from its competitors. Conforama, with its offering of varied styles and products has everything its customers need to furnish and equip the home. Shopping at Fnac has two major advantages – a wide range of products and an extensive product offering.

In order to improve their potential for growth and profitability, the Group's companies actively manage their selling space for maximum effectiveness. For example, Printemps has implemented a program to reallocate 15% of its selling area to the most dynamic and profitable markets such as fashion, accessories and beauty and to reduce or even eliminate the less attractive sectors in terms of sales and margin per square meter. The company has also found ways to extract the maximum value from its selling space by paying special attention to store layouts, by showcasing the brands and through special demonstrations of some products. For the same reasons, when designing its new sales areas, Conforama emphasized decorative items by placing them in key locations near the cash registers.

Another factor setting the company apart is the availability of extensive product lines, with several prices and brands for the same product. For example, Fnac is the top bookstore in France, with 450,000 titles. It is also the top music store with the most extensive offering on the market – 200,000 music titles and over 500,000 titles listed on fnac.com. In terms of technical products, Fnac does not offer the entire range of products on the market, but a selection of the best products. These products come with quality shopping assistance from competent sales staff specialising in their products who are not paid commissions by the brands.

The companies in the Group have developed efficient services and shopping assistance for customers. At Fnac, the quality of customer assistance services and independent recommendations by sales staff are factors setting the company apart. Its technical laboratory, which tests over 2,000 products every year, has made a name for itself with its product selection and technical leaflets and the degree of quality offered for the price.

Consolidation within the Group has enabled the companies to change, to adapt and to anticipate the needs of consumers. These companies have proven their creativity and their ability to develop new products in order to meet new increasingly targeted needs. For example, Le Printemps created Citadium, a new store concept dedicated to sports. The brands have also been able to keep up with recent consumer trends by refocusing on areas such as the home, quality of life and comfort. Le Printemps reorganized its home furnishings sales area by department. Conforama and La Redoute gained further market share in decorative items. Brylane Home in the United States expanded its product line by launching its Brylane Kitchen and Brylane Wishes catalogues. Conforama decided to change its store concept, introducing a newly designed store layout and product displays by category, reflecting its new look.

Sound growth prospects

The Retail division should have major growth potential, following market share gains in France and stronger positions abroad.

Winning new market shares in France

In France, companies within the Retail division now have significant market share in their respective markets. Today, the top priority is enhancing this leading position and acquiring additional market share by taking the following steps:

- bolstering the sales network in France with additional store openings;
- launching new mail-order catalogues;
- redesigning sales areas for maximum effectiveness with renovations and new layouts;
- changing concepts to reflect new consumer trends, especially in terms of comfort and aspirations to well-being;
- developing the multi-channel approach, mainly through increased Internet use of mail-order shopping;

– improving customer service, by pursuing the new "CliO" "Customer Obsession" marketing programme, which has already produced positive results in all the companies. Given the positive results, the Group has set a new goal for this programme – further differentiating among all these trading names by creating strong emotional ties with customers through a more exciting and enjoyable shopping experience.

Market share gains abroad

PPR is one of the rare retailers to export its concepts outside its country of origin. Over the past five years, the Group has developed internationally both through organic and external growth. During this period, international sales of the Retail companies were multiplied by 1.5. In 2003, sales generated outside France increased from 37.7% to 42.5%.

PPR's international success lies in its ability to understand the behaviour of local consumers, to appreciate the growing trend towards a certain homogeneity in buying practices and tastes (especially technology products), and to adjust its product line accordingly. At La Redoute, for example, the products that sell the best in France are also the ones that are the most appreciated abroad. With 21.5%, 33.8% and 54.3% respectively of their sales generated outside France, PPR believes Fnac, Conforama and Redcats still have substantial growth potential.

International business is one of the Group's growth drivers. After a steady pace of store openings in new countries in recent years, the top priority now is to consolidate market share in existing countries, in the interest of better name recognition, increased purchasing power and economies of scale. Prospects for growth are substantial for Conforama and Fnac in Spain and in Italy. Geographical priorities for Redcats mainly involve the United States and the United Kingdom.

Expansion of the store network in existing countries is also a key factor in improving the profitability of retail activities. Indeed, brand recognition combined with purchasing power in the different countries has been helping to improve local purchasing conditions and to achieve economies of scale, resulting in increasing profits from international operations. In 2003, the profit margin from international sales amounted to 5.9% (Retail division).

- **Rexel**

Rexel is a leading distributor of low and ultra-low voltage electrical products worldwide, with sales of €6,658 million in 2003 and product distribution in 29 countries. Rexel plays a crucial role in relations between manufacturers and professionals in the construction, maintenance and renovation businesses, offering its customers (electrical contractors, major accounts or small or mid-sized businesses in the residential, industrial and services markets) services tailored to their needs. In addition to its extensive offering in installation equipment, lighting, climate control, communications and security, conduits and cables, it provides genuine added value in terms of overall service and technical expertise.

PPR has announced its intention to dispose of Rexel, as part of the strategic shift aimed at focusing PPR on activities centred on the individual customer.

Market position

With an estimated overall market share of electrical distribution sales of approximately 7% in 2003, Rexel is a leader in a market estimated at €135 billion (source: EMR – Euro Marketing Research). The highly fragmented market, the technical trends in electrical equipment and growing consumption both by mature countries and by high-potential countries (in Asia, Eastern Europe and Latin America) hold out major growth opportunities for Rexel after the economic downturn. Rexel benefits from its position as a "pure player" and outstanding regional and international geographical coverage, with close to 1,700 outlets. Sonepar, Graybar, Wesco and Hagemeyer are Rexel's main rivals in a market which is still highly fragmented.

Strategy

In addition to taking steps to reorganise and adjust to the economic climate, Rexel succeeded in consolidating its market share in 2003, and posted significant earnings, owing to the responsiveness and expertise of its staff. In 2004, the group is continuing to pursue its overall strategy aimed at growing its business and improving operating profitability.

It intends to achieve its goals through the following strategies:

- Pursue selected complementary acquisitions
- Improve product mix and increase value-added service offerings

- Continue local market focus
- Further optimize relationships with its suppliers
- Develop sales with international customers
- Increase its return on capital

2003 highlights

In a global economic downturn, Rexel successfully completed two tasks – consolidating its market share and completing a major reorganisation aimed at improving profit margins through cost cutting, adapting logistics, and changing some of its information systems. Renewed emphasis was placed in 2003 on increasing sales, which will continue in 2004.

As part of its goal of focusing capital used in its core business as an electrical equipment distributor, Rexel sold its three specialised electronic securities businesses, Gardiner Group, Stentorius and JLD to the Electra Partners investment fund for €112 million in 2003. At the same time, Rexel continues to expand in the security market with its traditional customers through its Citadel concept created in 2000.

In June, Rexel successfully completed a €417 million capital increase boosting the company's capacity for further development both in terms of organic growth and its ability to exploit new opportunities for targeted external growth. It has also helped to bolster its financial structure, with shareholders' equity increasing from €1,024 million to €1,384 million and net indebtedness reduced by €425 million, or a ratio of 31%.

- **PPR 2003 highlights**

Strategic shift continued under excellent terms

The Group pursued its programme to dispose of its Business-to-Business activities with the sale of Pinault Bois & Matériaux to Wolseley (a UK company), of the Guilbert Contract business to Office Depot (a US group company), and of the consumer credit businesses with the additional disposal of 14.5% of Finaref.

Continued developments in Luxury Goods

Gucci Group added to its network with store openings in strategic locations, notably in Japan and the rest of Asia, raising to 187 the total number of directly-operated stores at October 31, 2003. The brand inaugurated its Milan flagship store (Via Montenapoleone) and opened new stores in Honolulu, San Jose (California), and Saint Moritz as well as a jewelry boutique in Rome. Gucci Group also expanded its product line in each of its directly-operated stores. The Gucci brand launched a "Cruise" collection, with emphasis on the Gucci label, and the brand's power of attraction.

With 58 directly-operated stores as of October 31, 2003, Yves Saint Laurent now has such stores in the major luxury goods markets worldwide. In 2003, it opened a flagship store on Canton Road in Hong Kong and major stores in Beverly Hills, New York and Rome. Following the success of its "Mombasa" handbag, Yves Saint Laurent gained further market share in leather goods, with new handbag ranges such as "Saint Tropez" and "Cassandra".

Gucci Group also continued to expand its other brands successfully. Sergio Rossi opened two major stores and Boucheron focused on growth and on improving its product line. Lastly, the 2003 Bottega Veneta spring/summer and fall/winter collections were particularly successful.

Strong sales performance of Retail companies

In mid-November, Printemps opened a 4,000 sq.m. sales area covering two floors, one devoted to make-up, fragrances and accessories, and the other dedicated to beauty care in its store on boulevard Haussmann, Printemps offers 210 brands, 40 of which are new.

Redcats continued to expand outside France by introducing new catalogues: "Brylane Wishes" in the United States and "Nuova" in Scandinavia. Furthermore, the Enjoy and Josefssons catalogues for seniors were introduced in Finland and Norway, respectively. Redcats also strengthened its purchasing system with the opening of offices in Bangladesh, China and Turkey.

Conforama began to implement its strategic shift to a new concept with the launch in early September of a new visual identity and a new store layout. By late 2003, 17 stores located in France and abroad had already adopted

the new layout. Seven stores were opened outside France in 2003 – in Croatia, Spain, Italy, Portugal and Switzerland.

Fnac continued to add to its store network in France, with the opening of three stores in Chartres, Grenoble and Evry in the Paris area. It also transferred and expanded the Bordeaux store and expanded its main store at the Forum des Halles in Paris. The company also increased its market share abroad with nine stores opened in Brazil, Spain, Italy, Portugal, Switzerland and in Taiwan – through its joint-venture with Shin Kong Mitsukoshi (non-consolidated).

CFAO boosted its market share in Morocco through the acquisition of Isuzu Maroc, an importer and distributor of Isuzu brand vehicles. In addition, CFAO Technologies continued to expand geographically, and is now established in five new countries – Senegal, Cameroon, Gabon, Mali, and Burkina Faso.

Kadéos introduced its first European gift voucher in six countries – France, Spain, Portugal, Italy, Belgium and Luxembourg. By expanding into Europe, this leading company for gift vouchers in France and Europe is helping the Group to grow further in Europe.

Initiated in 2002, the plan to improve sales and customer service (CliO) continued to be implemented successfully in all Retail companies in 2003.

With Internet sales of €933.4 million in 2003, PPR is one of the leading European players in retail e-commerce, through such brands as Redcats and Fnac, which account for 14.1% and 3% of their on-line sales, respectively.

Reorganisation underway at Rexel

In 2003, Rexel pursued measures to adjust and streamline costs, with in particular staff layoffs, a restructuring of logistics and transportation activities and the consolidation of IT systems. It also broadened its product and services offerings and improved its sales and performance.

Gucci Group management change

In November, Gucci announced that it would not be renewing the contracts of Domenico De Sole as Gucci Group Chairman and Chief Executive Officer and Tom Ford as Gucci Group Creative Director.

Improving the Group's financial structure

Despite the purchase by PPR of an additional stake in Gucci Group for €1,233.4 million in 2003, the Group's net financial debt remained nearly unchanged, as it actively pursued a programme to dispose of non-strategic Business-to-Business and consumer credit activities.

The Group's bond issues – a May 2003 €1,080 million OCEANE bond issue redeemable or exchangeable for new shares (coupon 2.5% – maturity January 2008), and a €750 million bond issue in July 2003 (maturity January 2009) enabled it to extend the average maturity of its debt and to diversify its financial resources.

PPR partially redeemed €700 million of the OCEANE bond issue redeemable or exchangeable for new shares floated on November 8, 2001. At the same time, as part of its debt management policy, PPR entered into a swap in the amount of €150 million backed by this OCEANE bond issue in order to convert the fixed rate to a floating rate and to lock its maturity.

On October 2, 2003, Gucci Group improved its financial structure by paying out an exceptional dividend via a return on equity in the amount of €13.5 per share.

Rexel also strengthened its financial structure following a €417 million capital increase (maintaining preferential subscription rights) and the disposal of Gardiner, a specialised distributor of electronic security equipment.

- **Sales**

Consolidated sales totalled €24,360.8 million in 2003, down by 11% on the previous year. This change in actual sales is broken down by division as follows:

	2003	2002	Change (%)
	(in € million)		
Luxury Goods	2,560.5	2,541.7	+0.7%
Retail	13,903.2	13,761.3	+1.0%
"New PPR"	16,463.7	16,303.0	+1.0%
Rexel	6,658.4	7,374.4	–9.7%
Miscellaneous	1,268.8	3,756.8	–66.2%
Inter-company eliminations	(30.1)	(58.8)	N/A
Consolidated total	24,360.8	27,375.4	–11.0%

The change in sales was due to the net negative impact of changes in Group structure totalling €2,479.3 million. Of this amount, €1,117 million came from the sale of Guilbert, €579.4 million from the sale of Pinault Bois & Matériaux, and €750.5 million from the disposal of the consumer credit business.

2003 sales also include a negative impact of exchange rate movements totalling €991.5 million. Of this amount, €658.3 million relate to the depreciation of the US dollar against the euro, and €120.6 million to the depreciation of the British pound sterling against the euro. The remainder of the negative impact of exchange-rate movements principally stemmed from the depreciation of the Canadian dollar, the yen and the Nigerian naira against the euro.

The calendar impact, which measures the actual number of selling days' in 2003 compared to the previous year, resulted in a positive impact of €22.8 million for 2003.

On the basis of a comparable Group structure, exchange rates and number of selling days, the breakdown of sales by division is as follows:

	Comparable 2002[1]	Change	2003 actual	Change (%)
		(in € million)		
Luxury Goods	2,429.9	130.6	2,560.5	+5.4%
Retail	13,425.0	478.2	13,903.2	+3.6%
"New PPR"	15,854.9	608.8	16,463.7	+3.8%
Rexel	6,848.0	(189.6)	6,658.4	–2.8%
Miscellaneous	1,278.0	(9.2)	1,268.8	–0.7%
Inter-company eliminations	(53.5)	23.4	(30.1)	NA
Consolidated total	23,927.4	433.4	24,360.8	+1.8%

(1) 2003 structure, exchange rates and number of selling days

On the basis of a comparable structure, exchange rates and number of days, Group sales increased by 1.8%, mainly due to a sustained rise (3.8%) in "New PPR" sales and a slight decline of 2.8% in Rexel's business.

Sales by geographic area

Actual sales by geographic area break down as follows:

	2003	2002	Change (%)
	(in € million)		
France	11,036.1	12,642.2	–12.7%
Europe excl. France	6,011.8	6,724.1	–10.5%
Americas	4,508.5	5,261.7	–14.3%
Africa	1,315.1	1,229.3	+7.0%
Oceania	634.4	614.7	+3.2%
Asia	854.9	903.4	–5.4%
Consolidated total	24,360.8	27,375.4	–11.0%

Bearing in mind the significant changes in Group structure over the past two years and exchange rate trends, these figures only provide a partial reflection of organic growth. On a comparable basis (structure, exchange rates and number of selling days), sales increased by 1.6% in France, 2.6% in Europe excluding France, 10.2% in Africa, and 2.3% in Oceania. Sales fell by 1% in the Americas and by 0.4% in Asia.

The percentage of the Group's sales abroad increased considerably during the year, to 54.7%, compared with 53.8% in the previous year. In the "New PPR" structure, business outside France accounted for 49.9% of sales, down from 50.8% in the previous year, at current exchange rates, and 49.2% on a comparable Group structure and exchange rate basis.

Sales by product category

	2003	2002	Change (%)
	(in € million)		
Electrical/Electronic goods	6,514.0	7,231.9	–9.9%
Personal apparel/Accessories	6,356.1	6,574.5	–3.3%
Household goods	5,860.9	5,630.8	+4.1%
Leisure/Culture	1,951.3	1,918.2	+1.7%
Office supplies	550.4	1,702.2	–67.7%
Construction materials	778.8	1,308.3	–40.5%
Services/Royalties	817.2	841.5	–2.9%
Credit and Financial Services	59.9	803.0	–92.5%
Vehicles	779.1	710.7	+9.6%
Pharmaceutical logistics	537.0	483.3	+11.1%
Food	156.1	171.0	–8.7%
Consolidated total	24,360.8	27,375.4	–11.0%

Sales by product category reflect the Group's strategy of refocusing on the individual customer. This is shown in factors such as the sharp fall in office supplies, construction materials and credit and financial services, following the sale of Guilbert, Pinault Bois & Matériaux, and the consumer credit business in 2002 and 2003, respectively.

The product categories falling within the "New PPR" structure – personal apparel/accessories, household goods, leisure/culture, services/royalties, vehicles and pharmaceutical logistics – accounted for 66.9% of the Group's consolidated sales, as compared to 59% in the previous year.

Sales by retail format

	2003	2002	Change (%)
	(in € million)		
Stores	9,045.3	8,840.5	+2.3%
Mail order	4,405.8	4,969.7	–11.3%
Credit and Financial Services	59.9	803.0	–92.5%
B-to-B networks	9,609.7	11,474.4	–16.3%
Other	1,240.1	1,287.8	–3.7%
Consolidated total	24,360.8	27,375.4	–11.0%

Growth in store sales reflects the dynamism of this retail format in the Luxury Goods and Retail divisions, which now accounts for 37.1% of Group sales, up from 32.3% the previous year.

The 2003 net sales contribution due to store openings/closures in the Luxury Goods and Retail divisions totalled €206.8 million (€144.9 million in 2002).

Sales trends for other retail formats were primarily due to the impact of changes in Group structure.

Internet sales

The Group's Internet sales totalled €933.4 million, up by 12.2% on the previous year. Companies in the Retail division recorded Internet sales of €751.7 million, an increase of 52.7% on the previous year. E-commerce accounts for 5.4% of the division's total sales.

- **Gross Margin**

The Group's 2003 gross margin declined by 13.3%, to €9,181.9 million, versus €10,589.8 million in 2002. The Group's gross margin was 37.7%, down 1 point compared to 2002.

The actual and pro forma gross margins for the various divisions are as follows:

	Actual 2003	*Actual 2002*	*Pro-forma 2003*	*Pro-forma 2002*
	(as % of sales)			
Luxury Goods	67.1%	69.0%	67.1%	69.0%
Retail	39.1%	39.4%	39.1%	39.2%
"New PPR"	43.4%	44.0%	43.4%	43.8%
Rexel	24.8%	24.6%	24.7%	24.6%
Miscellaneous	31.5%	42.7%		
Consolidated gross margin	37.7%	38.7%	38.1%	38.0%

On a pro forma basis, the Group's gross margin increased by 0.1% point, to 38.1%. This reflected the Group's ongoing efforts to improve procurement terms in a challenging environment.

- **Payroll expenses and other operating expenses**

The Group's payroll expenses amounted to €3,503.8 million in 2003. In actual terms, they were down by 9.3% on 2002, whereas actual sales fell by 11% over the same period.

On a pro forma basis, payroll expenses rose slightly by 2.7%. Productivity, which measures payroll expenses compared to gross margin, fell by 0.2 points on a pro forma basis as compared with 2002, to 37.6%. This deterioration in productivity was also apparent, in similar proportions, in the "New PPR" structure.

The average number of employees stands at 100,779 down by 7.1% over the year. Excluding the impact of the Group's disposals in 2002 and 2003, the average number of employees increased slightly (up 0.8%). The number of staff employed at year-end fell by 9.8%, mainly through structural changes and staff cuts as a result of the restructuring measures at Rexel.

Other operating income and expenses include marketing and advertising investments and miscellaneous operating expenses (transport, buildings, IT, etc.). They fell by 11.7% in actual terms, and accounted for 16.1% of Group sales. The increase of 3.4% in this item on a pro forma basis was chiefly due to the development strategy of companies in the Luxury Goods division, particularly between November 2002 and January 2003.

Operating amortisation expenses stood at €456.4 million in 2003, versus €454.9 million in 2002.

- **EBITDA**

Earnings before interest, tax, depreciation and amortisation of fixed operating assets (EBITDA) stood at €1,753.2 million in 2003, down 23.2% on 2002.

Actual and pro forma EBITDA per division is broken down as follows:

	Actual			*Pro forma*		
	2003	*2002*	*Change (%)*	*2003*	*2002*	*Change (%)*
	(in € million)			*(in € million)*		
Luxury Goods	366.4	416.3	–12.0%	366.4	397.6	–7.8%
Retail	1,012.7	1,003.3	+0.9%	1,012.7	983.1	+3.0%
Holding companies and others	(9.7)	(9.9)	+2.0%	(9.7)	(10.0)	+3.0%
"New PPR"	1,369.4	1,409.7	–2.9%	1,369.4	1,370.7	–0.1%
Rexel	299.1	348.6	–14.2%	293.9	320.3	–8.2%
Miscellaneous	84.7	523.5	NS			
Consolidated EBITDA	1,753.2	2,281.8	–23.2%	1,663.3	1,691.0	–1.6%

On a pro forma basis, the "New PPR" structure generated EBITDA of €1,369.4 million, which is virtually identical to the figure for the previous year. The 7.8% fall in the Luxury Goods division's pro forma EBITDA was due particularly to the negative impact of the economic climate in the second half of the year (the war in Iraq and the SARS epidemic in Asia) on the Luxury Goods sector as a whole. The 3% rise in the Retail division's pro forma EBITDA was mainly due to Redcats' outstanding performance in 2003.

- **Operating income**

Group operating income totalled €1,296.8 million in 2003, down 29% on 2002.

Actual and pro forma operating income per Division was as follows:

	Actual			*Pro forma*		
	2003	*2002*	*Change (%)*	*2003*	*2002*	*Change (%)*
	(in € million)			*(in € million)*		
Luxury Goods	237.9	308.5	–22.9%	237.9	294.5	–19.2%
Retail	754.2	763.5	–1.2%	754.2	747.5	+0.9%
Holding companies and others	(12.1)	(12.7)	+4.7%	(12.1)	(12.8)	+5.5%
"New PPR"	980.0	1,059.3	–7.5%	980.0	1,029.2	–4.8%
Rexel	248.0	292.0	–15.1%	243.7	267.8	–9.0%
Miscellaneous	68.8	476.6	NS			
Consolidated total	1,296.8	1,826.9	–29.0%	1,223.7	1,297.0	–5.7%

The decrease in operating income in the Luxury Goods division was largely due to the fact that the second quarter (February-April 2003) was marked by international events (the war in Iraq and the SARS epidemic in Asia) that weighed extremely heavily on the sector as a whole.

The pro forma growth in operating income in the Retail division was largely due to the outstanding performance of Redcats and CFAO during the year.

The decline in Rexel's operating income was limited to 9% in pro forma terms, in an environment (electrical retail sector) that was especially hard hit in the first six months by the cut-back in business spending in North America and Europe.

The Group operating margin fell to 5.3% in 2003, compared with 6.7% in 2002.

The actual and pro forma operating margin per Division breaks down as follows:

	Actual 2003	*Actual 2002*	*Pro-forma 2003*	*Pro-forma 2002*
	(as % of sales)			
Luxury Goods	9.3%	12.2%	9.3%	12.1%
Retail	5.4%	5.6%	5.4%	5.6%
"New PPR"	6.0%	6.5%	6.0%	6.5%
Rexel	3.7%	4.0%	3.7%	4.0%
Miscellaneous	5.4%	12.8%		
Consolidated operating income	5.3%	6.7%	5.3%	5.8%

The drop in the Group's pro forma operating margin was mainly due to the development of certain brands in the Luxury Goods division (Yves Saint Laurent, Boucheron, Bottega Veneta, Alexander McQueen, Stella McCartney), which was reflected in a significant increase in their commercial investments.

The fact that the operating margin in the Retail division fell to 5.4% of sales in pro forma terms was mainly a result of the impact of the product mix on Fnac's gross margin, and the costs of the increased international sourcing at Conforama.

The Group's operating income by geographical area was as follows:

	2003	2002	Change (%)
	(in € million)		
France	503.1	856.3	–41.2%
Europe excl. France	300.0	389.8	–23.0%
Americas	159.5	240.5	–33.7%
Africa	96.2	91.5	5.1%
Oceania	45.9	44.4	3.4%
Asia	192.1	204.4	–6.0%
Consolidated total	1,296.8	1,826.9	–29.0%

- **Net financial expenses**

The Group's net financial expenses fell to €313.6 million in 2003, versus €414.6 million in 2002, which represents a decrease of 24.4%.

The marked improvement in the Group's financial results was due, *inter alia*, to the reduction in the Group's average funding rate and the decrease in average indebtness as a result of the net resources generated by the asset disposals programme that started in 2002 and continued in 2003.

Interest rates on the Group's net borrowings averaged 3.4% in 2003, down by 20 basis points on the previous year.

The debt coverage ratios of financial costs represented 4.1 times operating income and 5.6 times EBITDA.

- **Non-recurring income and charges**

The Group's non-recurring charges amounted to €31 million in 2003.

The net proceeds of disposals of assets totalled €66.5 million. This includes items such as net pre-tax income on disposal of operating assets of €31.4 million, the pre-tax loss on the disposal of Guilbert's "Contract" division for €264.1 million, the pre-tax capital gain of €96.4 million on the sale of Pinault Bois & Matériaux, and the pre-tax capital gain on the sale of an additional 14.5% of the consumer credit business for €190.3 million.

Restructuring costs for the year totalled €73.8 million, including €17 million in the Luxury Goods division, €19.6 million in the Retail division (including holding companies) and €35.1 million for Rexel.

Litigation costs and legal fees amounted to €25.8 million, including provisions for potential tax liability in respect of Rexel totalling €15.2 million.

Other non-recurring items included income from the writeback of the provision in respect of the adjustment in the value of PPR treasury shares to the average price for December 2003 (€77.96) in the amount of €22.5 million.

- **Corporate tax**

The Group's income tax charges amounted to €143 million in 2003. This included a tax saving of €67.5 million relating to non-recurring items for the year, including a tax gain of €153.2 million relating to the capital loss on the disposal of Guilbert, and a tax charge of €98.7 million relating to capital gains tax on the sale of Pinault Bois & Matériaux and the additional 14.5% tranche of the Credit and Financial Services division.

Excluding net non-recurring items, the effective tax rate stood at 21.4% in 2003, compared with 27.7% in 2002.

The sharp fall in the effective tax rate on income from operating activities was mainly due to the reduction in the effective tax charge in the Luxury Goods division. Excluding the Luxury Goods division, the effective tax rate, excluding net non-recurring items, was 29.57%, compared with 30.06% in 2002.

- **Net income of consolidated companies**

Consolidated companies' net income amounted to €809.2 million, compared to €1,984.6 million in 2002.

- **Income from equity affiliates**

Equity affiliates posted profits of €54.9 million in 2003, compared with losses of €5.8 millions in 2002. This marked increase was mainly due to the fact that the Credit and Financial Services division was consolidated under the equity method in 2003. The percentage stake stood at 39% between January 1 and November 30, 2003, and was reduced to 24.5% as from December 1, 2003.

- **Amortisation of goodwill**

Amortisation of goodwill represented €119.3 million, compared to €234.3 million the previous year. Excluding the impact, in 2002, of booking a non-recurring amortisation of €84.5 million relating to the goodwill on Guilbert, the fall in amortisation was 20.4%. This mainly represents the impact of disposals in 2002 and 2003.

- **Minority interests**

Minority interests amounted to €100.2 million, down from €155.3 million in 2002. This was mainly due to the sizeable increase in PPR's stake in Gucci Group, combined with the fall in Gucci Group's net income.

- **Net income**

Group net income after amortisation of goodwill amounted to €644.6 million in 2003, compared to €1,589.2 million in 2002.

Group net income before amortisation of goodwill was €755 million in 2003, down from €1,813.1 million the previous year.

- **Net earnings per share**

The weighted average number of PPR shares was 120.8 million in 2003 compared to 121.9 million in 2002. The weighted average number of fully diluted shares was 131.1 million compared to 127.2 million in 2002.

Net earnings per share after amortisation of goodwill stood at €5.34, compared to €13.04 in 2002.

Excluding net non-recurring items, net earnings per share amounted to €4.75, compared to €5.52 in 2002. Fully diluted net earnings per share excluding non-recurring items were €4.54 compared to €5.37 in 2002.

- **Financial structure and cash flow**

Fixed assets

	2003	*2002*	*Change (%)*
	(in € million)		
Goodwill	3,356.0	4,216.1	–20.4%
Other intangible assets	7,104.5	6,639.3	+7.0%
Tangible assets	2,668.2	2,774.0	–3.8%
Long-term investments	436.0	559.5	–22.1%
Total fixed assets	13,564.7	14,188.9	–4.4%

The Group's total fixed assets as at 31 December 2003 stood at €13,564.7 million, down 4.4% compared to December 31, 2002. The breakdown is shown in the table above.

The 20.4% decrease in goodwill was mainly due to the disposal of Guilbert and Pinault Bois & Matériaux, as well as the negative impact of foreign exchange fluctuations, particularly at Redcats and Rexel.

Changes in "Other intangible assets" reflected the Group's increased stake in Gucci Group and the strategy for brand development in the Luxury Goods division.

The decrease in "Net intangible assets" reflects disposals of assets during the year and the policy of Retail and Luxury Goods divisions store networks.

The sharp drop in "Long-term investments" is mainly due to the decrease in "Investments in equity affiliates" relating to the sale of a further 14.5% of the consumer credit business and the reduction in "Long-term investments" and "Other financial assets" as a result of changes in the Group structure.

Working capital requirement

The working capital requirement ("WCR") relating to operating activities was €656.6 million as at December 31, 2003, an increase of 16.2% compared to December 31, 2002.

Changes in the Group's working capital requirements are shown below:

	2003	*2002*	*Change (%)*
	(in € million)		
WCR before receivables and payables	1,276.0	1,242.0	+2.7%
Other receivables and debts	(670.2)	(541.5)	+23.8%
Operating working capital	605.8	700.5	–13.5%
Non-operating working capital	50.8	(135.2)	N/A
Total operating working capital	656.6	565.3	+16.2%
Customer loans net of deposits	439.9	469.5	–6.3%
Total WCR	1,096.5	1,034.8	+6.0%

The 13.5% reduction in operating working capital compared with December 31, 2002 was mainly due to the positive impact of exchange rate fluctuations and changes in Group structure following the disposal of Guilbert and Pinault Bois & Matériaux.

The increase in "Non-operating working capital" stemmed from the fall in tax liabilities, mainly relating to the 2003 payment of capital gains tax on the sale of Guilbert's home shopping division in an amount of €67.1 million.

The decrease in customer loans was due to the British pound sterling's depreciation against the euro.

Net borrowings

Group net borrowings as of December 31, 2003 stood at €5,031.8 million, down 1.7% on December 31, 2002.

The virtual stability in Group net borrowings was due in part to the increase in cash from operating activities, the steady fall in net operating investments, and the impact of the disposal of long-term investments during the year. This near stability in net borrowing was achieved despite the increased stake in the Gucci Group (from 54.38% as of December 31, 2002 to 67.58% at the end of 2003, at a total cost of €1,223.4 million) and the impact on minority shareholders of the return on capital paid out by Gucci Group.

The net debt-to-equity ratio compared to shareholders' equity stood at 58.3% at 31 December 31, 2003, compared to 53.9% as at December 31, 2002.

Financing of customer loans amounted to €439.9 million at December 31, 2003, a decrease of 6.3% on the previous year, due mainly to the impact of foreign-exchange fluctuations.

Shareholders' equity

As of December 31, 2003, consolidated shareholders' equity amounted to €8,630.7 million, of which €6,899.2 million represented the Group's share. Consolidated shareholders' equity decreased by 6.1% over the year, due to the impact of the reduction in minority interests.

Shareholders' equity – Group share, increased by 6.7% over the financial year. This increase was achieved despite the unfavorable impact of translation differences due to fluctuations in the euro/dollar exchange rate. This heading also benefited, in particular, from an increase in additional paid-in-capital following the sale of Guilbert; goodwill had been deducted from additional paid-in-capital.

The sharp decrease in minority interests (36.3%) was mainly due to the Group's acquisition of additional Gucci Group shares.

Reserves

Reserves for retirement decreased by €25 million, to €166 million. Excluding the impact of changes in Group structure, reserves for retirement rose by 2.5%. Other provisions for contingencies and losses amounted to €392.8 million at the end of 2003, down 8% compared to December 31, 2002. This was mainly due to structural changes and additional allocations to restructuring provisions at Rexel.

Cash flow for the fiscal year

	2003	2002
	(in € million)	
Net cash from operating activities before changes in working capital	1,148.4	1,286.7
Change in working capital requirements	(130.7)	216.3
Change in customer loans	(0.8)	(119.4)
Net cash from operating activities	1,016.9	1,383.6
Net operating investments	(499.8)	(672.4)
Net financial investments	167.1	2,516.7
Net cash used by investment activities	(332.7)	1,844.3
Change in borrowings	(3,877.3)	(1,072.6)
Capital increase	(376.2)	1.7
Dividends paid by PPR a parent company	(266.7)	(278.4)
Dividends paid to minority interests	(54.6)	(99.6)
Net cash from financing activities	(4,574.8)	(1,448.9)
Impact of treasury stock	22.5	(451.8)
Impact of changes in exchange rates	(76.0)	(22.9)
Net increase in cash and cash equivalents	(3,944.1)	1,304.3
Cash and cash equivalents at beginning of the year	7,013.5	5,709.2
Cash and cash equivalents at end of the year	3,069.4	7,013.5

Net cash from operating activity amounted to €1,016.9 million, down 26.5%, as a result of the decrease in cash flow resulting from changes in Group structure. Excluding the negative impact of the reduction in outstanding amounts of securitised receivables at Rexel – amounting to €72.5 million, compared to a positive impact of €110.5 million in 2002 – net cash provided by operating activity stood at €1,089.4 million, down by 14.4%. Net cash provided by operating activity in the Luxury Goods division fell by 44.7%, to €176.6 million, due to the decrease in operating cash flow and the higher working capital requirement. In the Retail division, net cash provided by operating activities increased by 22%, to €704.7 million. At Rexel, net cash provided by operating activity rose by €96.6 million, excluding the impact of changes in the outstanding amount of securitised receivables.

Operating investments, net of disposals, amounted to €499.8 million in 2003. Gross operating investments mainly included €260 million for store openings, compared to €323 million in 2002, €163 million for investments in IT and logistics upgrades and €208 million for renovations and refurbishment. Disposals of tangible fixed assets mainly involved the impact of the divestment of assets at Conforama in France and Switzerland, amounting to €76 million, and the rationalisation of Rexel's real estate portfolio, amounting to €60 million.

Net financial disinvestment, amounting to €1,617.2 million, came from the disposal of long-term investments, mainly relating to Guilbert, Pinault Bois & Matériaux, and the disposal of an additional 14.5% stake in the Credit

and Financial Services division. Acquisitions during the period included an additional €1,223.4 million stake in the Gucci Group.

- **Risk management**

Financial risks

Credit risk

Except for the Gucci Group, credit risk is hedged using derivative instruments issued by or through PPR Finance SNC, which handles treasury and financial management for the PPR group. Derivative transaction counterparties must be approved, with maximum amounts and maturities regularly reviewed. Counterparties must have a Standard & Poor's rating of no less than "BBB" or the equivalent Moody's rating.

Equities risk

In the normal course of its business PPR only buys and sells equities related to its consolidated holdings (Gucci and Rexel) and stock it has issued itself, pursuant to its share buyback programme and in accordance with applicable regulations. On May 28, 2003, PPR signed an agreement with a financial intermediary to promote the liquidity of its stock and the consistency of its share price. This agreement complies with the professional guidelines of the AFEI, the French Association of Investment Companies. The Group carries out no other transactions on these equities.

Securities purchased for employees or to stabilise the share price are recorded on the balance sheet as "marketable securities". Any profit or loss on the sale of these securities or write-down thereof is recorded on the income statement. On the basis of information available at end 2003, a 10% decrease in PPR's share price would result in a €37 million loss, excluding the tax effect.

Currency risk

The Group's policy is to hedge both committed currency risk exposure and that which is forecast to be highly likely. This mainly involves Retail imports and Luxury Goods exports.

Currency risk management instructions and procedures are decided by the Executive Committee of each company and approved by PPR.

Each company hedges its own currency risks in accordance with guidelines and procedures that are tailored for its specific requirements.

These procedures are governed by the following Group rules:

- PPR Finance SNC is the sole counterparty in currency transactions, unless regulations prohibit this or there is a preferred counterparty, notably the Gucci Group.
- The amounts and maturities of all currency hedging transactions are backed by an underlying asset to prevent any speculative dealing.
- All forecast exposures are hedged at least 50% and committed exposures are fully hedged.
- PPR has strictly limited the type of financial instruments that may be used for hedging purposes.
- Each company implements its own internal control system and conducts audits on a regular basis.

PPR makes sure that each company's risk management policy is consistent with its underlying exposure, notably through a monthly currency reporting procedure.

The Group also hedges currency risk on financial assets and liabilities issued in foreign currencies by using currency swaps for refinancing or by investing cash in euros or the local currency.

The Group periodically conducts audits.

PPR Finance SNC processes, verifies and follows up currency transactions on behalf of Group companies. Front-office, middle-office, back-office and accounting tasks are separated to ensure security. PPR Finance SNC uses market-standard information systems and other resources to value currency instruments.

Working closely with the Group's senior management, PPR Finance SNC hedged the exceptional dollar exposure resulting from the Group's commitment to make a public takeover bid for Gucci at a share price of $85.52, and informed the Supervisory Board as required.

Interest rate risk

PPR determines risk management policy and this policy is implemented by PPR Finance SNC. The Group has set a fixed-to-floating-rate debt ratio target of 40%/60% for its consolidated net borrowings.

Interest rate risk is evaluated on the basis of current data and projections of consolidated net borrowings and the schedule of hedged positions and fixed-rate issues. This enables interest-rate hedging in accordance with the Group's target fixed-to-floating rate ratio. Appropriate hedging strategies are set up through PPR Finance SNC, in close cooperation with PPR's senior management. Given current hedged positions, a 1% change in interest rates would have an impact of €42 million on consolidated Group income before tax (see note 23).

As for currency risk, PPR Finance SNC processes, verifies and monitors interest rate transactions on behalf of Group companies. Front-office, middle-office, back-office and accounting tasks are again separated to ensure security. PPR Finance SNC uses market-standard information systems and other resources to value currency instruments.

Liquidity risk

PPR Finance SNC regularly assesses liquidity risk by closely monitoring Group and company financial reporting procedures.

Group liquidity improved in 2003, with confirmed, unused credit lines at December 31, 2003 of €5,894 billion, compared with €2.2 billion at end 2002. In order to extend the maturity of its debt, PPR issued two new bonds: a €1,079.5 billion OCEANE convertible bond maturing on January 1, 2008 and a €750 million bond maturing on January 23, 2009 (see note 22).

PPR has an "A3" short-term credit rating from Standard & Poor's and a "BBB-" long-term rating.

The Group's bank loans and bonds are governed by the usual covenants, i.e. *pari passu* ranking, a negative-pledge clause that limits the security that can be granted to other lenders and a cross-default obligation.

Confirmed credit lines are subject to a mandatory prepayment clause if financial ratios are not complied with. The main financial ratios are shown in note 22.

Public bond issues in the euro market are not governed by any financial ratio obligation.

All of these covenants were complied with at end 2003 and there is no foreseeable risk of breach.

Legal risks

The Group's companies are involved in various lawsuits or disputes that have arisen in the normal course of business, including disputes with tax, social security or customs authorities. Provisions for risks and charges were made to cover the expenses that the companies and their legal experts deem likely to arise from these disputes. According to the Group's legal advisers, none of the disputes in which the companies are currently involved poses any threat to the Group's normal business or development. All of these legal risks, including commitments made when selling controlling interests in companies, have been provisioned in the consolidated financial statements as at December 31, 2003. None of these risks is considered to have arisen outside the scope of the normal business activities of the Group's companies.

Regarding the guarantees granted in 2003 when the control of Guilbert SA was ceded to Office Depot in May 2003, PPR granted a customary liability guarantee for a period of two years, excluding tax-related guarantees governed by legal time limits.

Regarding the guarantees granted in 2003 when the control of Pinault Bois & Matériaux was ceded to the Woleseley Group in June of that year, Saprodis granted a guarantee on its assets and liabilities that will expire in June 2005 and is capped at 20% of the selling price.

As a reminder, the following applies to disposals made in 2002, none of which triggered any significant implementation of the relevant guarantees:

- A two-year guarantee of liabilities capped at €85 million was granted to the Staples Group in October 2002, under an agreement to sell the Group's interest in Guilbert's mail order business.
- No guarantee on either assets or liabilities was granted for the sale of Facet to Cetelem in December 2002.
- Standard guarantees on net assets capped at 20% of the selling price and expiring in April 2005 were granted under an agreement to sell 61% of the share capital and voting rights of Finaref and Finaref Nordic to Crédit Agricole in December 2002. No additional guarantee was granted for the additional 14.5% stake that was sold in the first quarter of 2004.

Regarding legislation or regulations applicable to the Group's activities, none of the latter is governed by particular rules or requirements on the relevant markets. The Group's business is governed by the same constraints and regulations as those directly applicable to the businesses with which it competes on the relevant markets.

To the best of PPR's knowledge, no foreseeable change in the legal or regulatory framework is likely to have any impact on the above.

Insurance risks

For several years now, PPR's approach to managing insurance risk has been to:

- Coordinate action between companies, insurance companies and brokers in order to better:
  - identify, assess and quantify risks
  - determine the amount of cover required.
- Implement a group-wide and decentralized effort to ensure that risks are adequately anticipated, prevented and insured in each Group company, in order to reduce the frequency and seriousness of claims. This involves regular monitoring and inspections, including:
  - audits of main operating sites
  - compliance with recommendations
  - internal control procedures
  - employee training
  - implementation of a contingency plan.
- Transfer risks to insurance companies on a cost-effective basis, taking into account:
  - the cover offered, policy premiums and the Group's self-insurance capabilities
  - conditions in the insurance market and local regulations.
- Select cover based on "All Risks, subject to exclusions" whenever this type of insurance is offered and when this is the best solution after careful consideration of the financial consequences of potential losses and in particular the following:
  - civil responsibility – property damage or injury caused to a third party by products, plant, property or equipment
  - fire, explosion, flooding, etc.
  - operating loss caused by direct damage.

The above principles enable each company and site to determine the type and amount of insurance required to cover the financial consequences of reasonably foreseeable liability or loss risk events.

The insurance market has changed substantially over the past three years, with insurance companies modifying their underwriting policies, charging higher premiums and/or providing less cover and sometimes even excluding some risks. This has caused some companies whose locations give them less exposure to certain risks to limit certain types of cover, as of 2003.

The Group has centralized the sourcing of most property and casualty insurance programmes to which the vast majority of Group subsidiaries subscribe. They were subscribed with insurance groups of appropriate solvency, through international brokers specialized in major risk insurance.

The main insurance programmes cover the following risks:

- property damage caused by fire, explosion, flooding, machinery breakdown, acts of terrorism and attacks causing damage to own property: buildings/furniture/equipment/merchandise/IT equipment, and to property under Group responsibility as well as the disruption of business activity arising from this, for the time deemed necessary to resume normal activity,

- damage to or loss of equipment, merchandise or property during transport,

- loss of financial assets, data and/or property resulting from theft, fraud, misappropriation or malicious action,

- personal injury or property damage resulting from building work (e.g. new construction, renovation, refurbishment, etc.) for which the Group is the project owner,

- liability for personal injury or property damage caused to a third party by a motor vehicle operated by a company,

- general and environmental civil liability for loss caused to third parties in the course of the Group's activity and associated with the "operating risk", the "post-delivery risk" and "after sales service".

Group companies take out other insurance policies to cover specific risks or to meet local requirements.

Given the diverse nature of its various companies and sites the Group has not sought to determine an overall insurance strategy for its various companies and sites.

However, as of January 1, 2004, each significant Group entity is covered for the following major risks as follows:

- Property damage due to fire, explosion or flooding and ensuing disruption of business: €800 million

- General civil liability: €10 million

- Damage to or loss of merchandise during transport: €15 million

- Damage to or loss of property and financial assets due to fraud or malicious action: €20 million

The Group's total annual self-insured claims (subject to a per-event excess) average €4.1 million, with recurring claims settled by insurance companies averaging €8.9 million, part of which is reinsured by Printemps Réassurance.

Reinsuring some risks through the Group's reinsurance subsidiary reduces and optimises insurance expenses by enabling a good understanding of loss frequency and visibility on costs, which are well controlled and subject to a maximum annual limit.

The annual premiums of approximately €21.4 million are paid on the international "Group" policies.

Social and environmental risks

In addition to existing internal control procedures, PPR launched a Group-wide social responsibility policy in 2001. The effort to implement this policy gradually brought to light the non-financial challenges and issues that the Group and its companies must face and enabled PPR to review each company's current policies.

Social risks and supplier relationships

The relationships that Group companies maintain with their suppliers constitute the main external social risk that PPR must face. This mainly involves ensuring that these suppliers respect fundamental human rights, particularly in "far-away import" countries such as China, India and Bangladesh.

The group-wide policy involves 4 complementary areas:

First, PPR established a Supplier Charter based on the key principles of the International Labour Organisation (ILO). This Charter – which has been distributed to all suppliers of directly- operated brand products since 2002 – specifies the principles to which the Group is committed and the requirements for establishing a sustainable relationship with the Group. These include:

- No labour by children under 15, except in cases when the ILO allows work at age 14;
- No forced labour;
- Compliance with health and safety rules;
- Decent working conditions;
- No discrimination of any type;
- Compliance with social and environmental laws and regulations.

Secondly, a comprehensive self-assessment questionnaire is sent to suppliers along with the Charter. It requires them to provide detailed answers to questions on each of the Charter's principles, so that PPR can make an initial assessment of their level of compliance.

After reading the Charter and filling in the questionnaire, each supplier must agree in writing to abide by the Charter's principles.

Thirdly, purchasing centres that several of PPR companies have set up in countries where PPR is developing its supply chains, implement its social policy. Redcats has six such offices, including three in China and one in Bangladesh, India and Turkey, as do Conforama and Rexel, which also opened offices in China in 2003. For Redcats this involves almost 250 people who maintain regular and close contact with PPR's suppliers in these countries.

Fourthly, social compliance audits are conducted by three specialized and internationally recognized firms: Veritas, Intertek (formerly ITS) and CSCC. These social audits are in addition to those performed by PPR's company purchasing centre staff, as part of the supplier selection process.

In 2003, the Group conducted 123 social audits of its suppliers. For each audit a detailed report was drawn up covering the main points of compliance and non-compliance with the Supplier Charter.

If necessary, Group companies work with their suppliers to implement any corrective measures that may be required. PPR's policy is continuously to improve its relationships with its suppliers, and not simply exclude them if they fail to comply with its Charter, unless it is clear that they do not intend to apply its fundamental principles.

In addition to these actions, PPR may decide to exclude a given country or region from its approved supplier list. This was the case in 2002, when the Group decided to stop doing business with Myanmar (formerly Burma) due to its failure to respect basic human rights.

Social reporting

In order to respond to demand from new players (socially responsible investment funds, social rating agencies), and to regulatory requirements (the French "New Economic Regulations" and "Financial Security Law" Acts, green paper, etc.), PPR's Human Resources department has improved the Group's social reporting both in qualitative and quantitative terms.

Several meetings of human resources correspondents were held to upgrade reporting. One thing they did was to define key terms so that they are more meaningful and easier to understand locally. For example, the term "manager" was selected to describe someone who has at least one person under his/her responsibility, instead of the usual French term "cadre", which is more or less meaningless outside France and does not suit the specific

nature of PPR's business where other categories of staff may also have supervisory responsibility and be considered managers. They also increased the number of social performance indicators. This means that such information as the number of job promotions for both men and women and for managers and non-managers, the total amount of money allocated for training and the total number of strike hours, are now consolidated on a global basis so as better to understand the underlying social issues.

To strengthen further this social reporting, the Group has decided to publish the main results of the employee satisfaction survey it conducts every two years. The magnitude of the survey (50,000 questionnaires returned in 13 languages) and its level of detail provide extremely valuable information on issues such as employee commitment to the Group, health and safety conditions and respect for employees. This information provides a meaningful and original perspective of the company's social progress and is particularly useful in better understanding social performance, which cannot be measured objectively and is very difficult to assess.

Consolidating environmental efforts and reporting

A look at the environmental programmes and policies presented on page 78 of the Reference Document shows that PPR companies have implemented major measures in areas of strategic importance to the Group. PPR may already begin to assess the results of these measures, such as waste management at Conforama and paper sourcing and transportation at Redcats.

Efforts are currently underway to organize, structure and allocate these measures in a better way.

By the end of 2004, all group companies must have an agenda for enhancing environmental and social responsibility consisting of a three-year action plan that will specify the main objectives for each company and the priority measures they will implement.

This effort will also enable an assessment of the relevant environmental issues throughout the Group. For example, during 2004 a working group will be formed to examine how better to manage electrical and electronic waste (e.g. refrigerators, computers, etc.), which will have to be recycled starting mid-2005. The experience that Fnac has gained in its pilot project with SCRELEC to collect and recycle waste in the city of Nantes, and the work that Conforama has accomplished in identifying potential service providers and negotiating contracts, will be shared to improve environmental performance at the lowest possible cost, while preparing for new regulatory requirements.

The sharing of experience and best practices was facilitated in late 2003 with the appointment of Sustainable Development Managers and/or Committees in each company and the implementation of an "environmental network" that includes managers responsible for infrastructure, logistics and transportation, risk prevention and raw materials.

This network will work to consolidate PPR's environmental reporting. With the assistance of two senior auditors from PriceWaterhouseCoopers' Sustainable Development Department these efforts should provide the Group with appropriate indicators for assessing the environmental efficiency of its international operations by the end of 2004.

Environmental reporting is to cover five main areas: raw materials consumption (particularly paper), water and power consumption, waste management, transportation, product policies (eco-design, elimination of certain materials, etc.), and environmental management systems.

The goal is to establish a reliable and comprehensive environmental reporting system within the next two to three years.

For further information with respect to the financial statements of the Issuer for three years ended December 31, 2003, please refer to the Reference Document.

CONSOLIDATED INCOME STATEMENT
For the years ended December 31

	Notes to the Group's consolidated financial statements	*2003*	*2002*	*2001*
			(in € million)	
Net sales		24,360.8	27,375.4	27,798.5
Cost of sales		(15,178.9)	(16,785.6)	(17,170.8)
Gross margin		9,181.9	10,589.8	10,627.7
Payroll expenses	3	(3,503.8)	(3,863.5)	(3,754.1)
Other operating Income and expenses	3	(3,924.9)	(4,444.5)	(4,456.8)
EBITDA	1.19	1,753.2	2,281.8	2,416.8
Depreciation and amortisation		(456.4)	(454.9)	(438.5)
Operating income		1,296.8	1,826.9	1,978.3
Net financial expenses	4	(313.6)	(414.6)	(417.8)
Income from ordinary activities before taxes		983.2	1,412.3	1,560.5
Non-recurring items	5	(31.0)	1,278.0	(33.0)
Income taxes	6	(143.0)	(705.7)	(291.7)
Net income of consolidated companies		809.2	1,984.6	1,235.8
Share in earnings of equity affiliates	12	54.9	(5.8)	6.6
Amortisation of goodwill	9	(119.3)	(234.3)	(149.0)
Net income before minority interests		744.8	1,744.5	1,093.4
Minority interests	19	100.2	155.3	340.7
Attributable net income[1]	7	644.6	1,589.2	752.7
Earnings per share (in euros)	7	5.34	13.04	6.32
Fully diluted earnings per share (in euros)	7	5.08	12.58	6.21

(1) Before net non-recurring items (Note 7.1 to the Group's consolidated financial statements), attributable net income and earnings per share are as follows:

Attributable net income	7	573.6	672.2	774.0
Earnings per share (in euros)	7	4.75	5.52	6.50
Fully diluted earnings per share (in euros)	7	4.54	5.37	6.38

CONSOLIDATED BALANCE SHEET
As at December 31

	Notes to the Group's consolidated financial statements	*2003*	*2002*	*2001*
			(in € million)	
ASSETS				
Fixed assets				
Goodwill	9.10	3,356.0	4,216.1	5,291.9
Other intangible assets	9.10	7,104.5	6,639.3	6,496.1
Property, plant and equipment	11	2,668.2	2,774.0	2,669.7
Long-term investments				
Investments in equity affiliates	12	171.6	207.3	76.6
Non-consolidated investments	13	83.9	128.7	151.9
Other investments[1]	14	180.5	223.5	453.5
		436.0	559.5	682.0
Total fixed assets		13,564.7	14,188.9	15,139.7
Current assets				
Inventories and work-in-progress	15	3,417.5	3,743.3	3,822.6
Operating receivables[2]	16	3,168.6	3,514.8	3,778.8
Customer loans[2]	16	439.9	469.5	5,440.1
Non-operating receivables[2]	16	979.3	1,093.6	1,088.8
Short-term receivables on divestments	18	—	1,857.4	—
Marketable securities	18	2,204.6	3,606.5	3,955.4
Cash	18	864.8	1,549.6	1,753.8
Total current assets		11,074.7	15,834.7	19,839.5
Total assets		24,639.4	30,023.6	34,979.2
(1) Including due within less than one year		23.5	68.1	276.3
(2) Including due after more than one year		305.3	313.3	2,053.9

	Notes to the Group's consolidated financial statements	2003	2002	2001
			(in € million)	
LIABILITIES AND SHAREHOLDERS' EQUITY				
Shareholders' equity				
Share capital		489.6	489.6	489.6
Additional paid-in capital		2,164.3	1,787.9	1,787.9
Cumulative translation adjustments		264.7	577.6	838.3
Consolidated reserves		3,336.0	2,024.4	1,823.6
Attributable net income for the year		644.6	1,589.2	752.7
Shareholders' equity – Group share	19	6,899.2	6,468.7	5,692.1
Minority interests	19	1,731.5	2,718.6	2,867.9
Consolidated shareholders' equity		8,630.7	9,187.3	8,560.0
Reserves for contingencies				
Retirement and related commitments[1]	20	166.0	191.0	149.4
Other contingencies[1]	21	392.8	427.1	660.4
		558.8	618.1	809.8
Liabilities				
Net borrowings excluding customer loans[2]		8,101.2	11,962.3	12,128.0
Financing of customer loans[2]	16	439.9	469.5	5,421.7
	22	8,541.1	12,431.8	17,549.7
Operating payables[3]	17	5,980.3	6,557.6	6,607.3
Customer deposits[3]	17	—	—	18.4
Non-operating payables[3]	17	928.5	1,228.8	1,434.0
		15,449.9	20,218.2	25,609.4
Total liabilities and shareholders' equity		24,639.4	30,023.6	34,979.2
(1) Including due within less than one year		228.4	306.9	344.2
(2) Including due within less than one year		3,294.5	4,886.5	8,947.9
(3) Including due after more than one year		227.3	231.6	139.0

CONSOLIDATED CASH FLOW STATEMENT
For the years ended December 31

	Notes to the Group's consolidated financial statements	*2003*	*2002*	*2001*
			(in € million)	
Net income of consolidated companies		809.2	1,984.6	1,235.8
Dividends received from equity affiliates		4.8	4.1	6.6
Other non cash movements		334.4	(702.0)	205.5
Net cash from operating activities before changes in working capital	8	1,148.4	1,286.7	1,447.9
Changes in working capital	8	(130.7)	216.3	360.9
Changes in customer loans	8	(0.8)	(119.4)	(151.5)
Net cash from operating activities		1,016.9	1,383.6	1,657.3
Acquisitions of tangible and intangible assets		(707.0)	(868.1)	(850.6)
Disposals of tangible and intangible assets		207.2	195.7	265.9
Net operating investments	8	(499.8)	(672.4)	(584.7)
Net financial investments	8	167.1	2,516.7	(1,818.7)
Net cash used by investing activities		(332.7)	1,844.3	(2,403.4)
Changes in borrowings		(3,877.3)	(1,072.6)	1,204.3
Share Capital increase	8	(376.2)	1.7	503.3
Dividends paid by PPR, parent company		(266.7)	(278.4)	(254.3)
Dividends paid to minority interests		(54.6)	(99.6)	(393.1)
Net cash from financing activities		(4,574.8)	(1,448.9)	1,060.2
Impact of treasury stock		22.5	(451.8)	(0.6)
Impact of changes in exchange rates		(76.0)	(22.9)	176.1
Net increase in cash and cash equivalents[(1)]		(3,944.1)	1,304.3	489.6
Cash and cash equivalents at beginning of the year	17	7,013.5	5,709.2	5,219.6
Cash and cash equivalents at end of the year[(1)]	17	3,069.4	7,013.5	5,709.2

(1) As at December 31, 2002 "net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short-term receivables on divestments for €1,857.4 millions (Note 17 to the Group's consolidated financial statements).

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Before income appropriation	*Number of shares outstanding*[1]	*Share capital*	*Additional paid-in capital*	*Cumulative translation adjustments*	*Consolidated reserves*	*Shareholders' equity*		
						Group share	*Minority interests*	*Total*
				(in € millions)				
As at January 1, 2001	118,779,305	362.2	1,299.8	504.6	2,191.3	4,357.9	3,021.5	7,379.4
Capital increase/decrease	3,615,175	127.4	488.1		(113.3)	502.2		502.2
Dividends paid					(254.3)	(254.3)	(231.6)	(485.9)
Treasury stock	(370)				(0.1)	(0.1)		(0.1)
Cumulative translation adjustments				333.7		333.7	100.0	433.7
Net income for the year					752.7	752.7	340.7	1,093.4
Changes in Group structure						—	(362.7)	(362.7)
As at December 31, 2001	122,394,110	489.6	1,787.9	838.3	2,576.3	5,692.1	2,867.9	8,560.0
Capital increase/decrease						—		—
Dividends paid					(278.4)	(278.4)	(67.5)	(345.9)
Treasury stock	(1,604,245)				(273.5)	(273.5)		(273.5)
Cumulative translation adjustments				(260.7)		(260.7)	(43.7)	(304.4)
Net income for the year					1,589.2	1,589.2	155.3	1,744.5
Changes in Group structure	—					—	(193.4)	(193.4)
As at December 31, 2002	120,789,865	489.6	1,787.9	577.6	3,613.6	6,468.7	2,718.6	9,187.3
Capital increase/decrease	12,500		0.4			0.4		0.4
Guilbert disposal			376.0			376.0		376.0
Dividends Paid					(266.7)	(266.7)	(44.1)	(310.8)
Treasury stock						—		—
Cumulative translation adjustments				(312.9)		(312.9)	(54.3)	(367.2)
Other adjustments[3]					(10.9)	(10.9)		(10.9)
Net income for the year					644.6	644.6	100.2	744.8
Changes in Group structure						—	(988.9)	(988.9)
As at December 31, 2003[2]	120,802,365	489.6	2,164.3	264.7	3,980.6	6,899.2	1,731.5	8,630.7

(1) Par value of shares set at €4 pursuant to the Management Board decision of August 30, 2001.

(2) Number of outstanding shares including treasury stocks 122,406,980.

(3) Change in PPR share of Finaref Group's opening shareholders' equity at January 1, 2003 (39%): in accordance with article 6 French Accounting Regulations Committee (CRC) Regulation N° 2002-03, a discount was booked on performing loans subject to the Neiertz renewal plan. This was implemented for the first time on January 1, 2003 with EUR10.9 million booked under "Retained earnings".

INFORMATION BY DIVISION

The following information is presented after elimination inter-company sales and adjustments:

	Luxury Goods	*Retail*[(1)]	*Holdings and other*	*"New PPR"*	*Rexel*	*Other activities*[(2)]	***Consolidated Total***
				(in € million)			
2003							
Net Sales	2,555.5	13,884.8		16,440.3	6,654.8	1,265.7	**24,360.8**
Operating income	237.9	754.2	(12.1)	980.0	248.0	68.8	**1,296.8**
Operating cash flow	362.8	1,021.7	(10.2)	1,374.3	292.7	85.5	**1,752.5**
Net operating investments	(266.8)	(243.6)	28.5	(481.9)	(4.5)	(13.4)	**(499.8)**
Operating fixed assets	6,177.8	5,000.0	7.1	11,184.9	1,895.8	48.0	**13,128.7**
Operating working capital	626.3	(256.9)	(28.4)	332.0	273.8		**605.8**
Customer loans net of deposits		439.9		439.9			**439.9**
Average number of employees	11,032	62,368	165	73,565	22,140	5,074	**100,779**
2002							
Net Sales	2,535.7	13,743.8		16,279.5	7,367.3	3,728.6	**27,375.4**
Operating income	308.5	763.5	(12.7)	1,059.3	292.0	475.6	**1,826.9**
Operating cash flow	433.9	1,021.4	(9.8)	1,445.5	341.1	545.0	**2,331.6**
Net operating investments	(388.6)	(217.6)	22.2	(584.0)	(31.3)	(57.1)	**(672.4)**
Operating fixed assets	5,499.8	5,215.5	37.6	10,752.9	2,074.7	801.8	**13,629.4**
Operating working capital	544.8	(242.5)	(48.8)	253.5	291.0	156.0	**700.5**
Customer loans net of deposits		469.5		469.5			**469.5**
Average number of employees	10,459	60,580	162	71,201	23,772	13,450	**108,423**
2001							
Net Sales	2,538.3	13,489.2		16,027.5	7,952.7	3,818.3	**27,798.5**
Operating Income	403.3	728.8	2.6	1,134.7	400.1	443.5	**1,978.3**
Operating cash flow	511.3	969.4	6.6	1,487.3	451.1	495.3	**2,433.7**
Net operating investments	(304.5)	(347.1)	99.4	(552.2)	12.4	(44.9)	**(584.7)**
Operating fixed assets	5,179.3	5,446.8	38.1	10,664.2	2,294.9	1,498.6	**14,457.7**
Operating working capital	519.8	(196.4)	(17.1)	306.3	481.9	205.9	**994.1**
Customer loans net of deposits		477.6		477.6		4,944.1	**5,421.7**
Average number of employees	9,482	58,550	159	68,191	25,366	14,014	**107,571**

(1) The Retail division includes Conforama, Fnac, Mobile Planet, Printemps, Redcats, Orcanta, Kadéos, CFAO and the credit and financial activities of Redcats in the UK and in Scandinavia.

(2) As at December 31, 2003, the other activities include Pinault Bois & Matériaux, and the "Contract" activities of Guilbert.

As at December 31, 2002, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and Financial services activities sold in December 2002.

As at December 31, 2001, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and Financial services activities sold in December 2002.

INFORMATION BY GEOGRAPHIC AREA

The following information is based on the countries in which fully consolidated companies are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location.

	France	Europe	Americas	Africa	Oceania	Asia	Consolidated total
				(in € million)			
2003							
Net sales	11,036.1	6,011.8	4,508.5	1,315.1	634.4	854.9	**24,360.8**
Operating Income	503.1	300.0	159.5	96.2	45.9	192.1	**1,296.8**
Operating fixed assets	4,880.6	6,029.1	1,750.6	165.0	147.6	155.8	**13,128.7**
Average number of employees	48,932	24,205	13,569	9,129	2,234	2,710	**100,779**
2002							
Net sales	12,642.2	6,724.1	5,261.7	1,229.3	614.7	903.4	**27,375.4**
Operating income	856.3	389.8	240.5	91.5	44.4	204.4	**1,826.9**
Operating fixed assets	5,297.3	5,985.7	1,969.6	141.7	144.2	90.9	**13,629.4**
Average number of employees	54,552	26,023	14,458	8,641	2,194	2,555	**108,423**
2001							
Net sales	12,598.6	6,613.2	5,900.3	1,151.4	601.9	933.1	**27,798.5**
Operating income	928.8	433.5	235.8	91.3	35.3	253.6	**1,978.3**
Operating fixed assets	5,894.1	5,791.7	2,369.1	114.4	145.9	142.5	**14,457.7**
Average number of employees	53,340	25,624	16,123	7,863	2,211	2,410	**107,571**

IV — Recent Developments

The following press releases have been published by PPR since April 29, 2004:

"*Paris, France, April 29, 2004:* Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA) announced today that it had completed the initial offering period in connection with its offer to purchase all of the outstanding common shares (the "Gucci Shares") of Gucci Group N.V. ("Gucci") that are not already beneficially owned by PPR. In this connection, for Dutch purposes (more specifically in accordance with article 9t paragraph 4 of the Dutch Decree on the Supervision of the Securities Trade 1995), it has declared its offer unconditional. As stated in the tender offer document of 1 April 2004, PPR will pay $85 52 in cash per Gucci Share validly tendered and transferred. Payment will be made by PPR to the paying agents for the offer on 30 April 2004.

On the expiration of the initial tender period, at 3.00 p.m. Central European time (9 a.m. New York time) today, 33,267,342 Gucci Shares were tendered into the offer and not withdrawn. In addition, 1,364,670 Gucci Shares were tendered into the offer by notice of guaranteed delivery. Together with the Gucci Shares already owned by PPR, this represents approximately 99.23% of the total number of Gucci Shares outstanding. All Gucci Shares validly tendered (and delivered) and not withdrawn before the expiration of the initial offering period have been accepted and payment will be made promptly. For all Gucci Shares represented by notices of guaranteed delivery, which were received prior to the expiration of the initial offering period, payment will be made promptly after the Gucci Shares are delivered.

PPR also announced today that pursuant to the terms of its offer, it will provide for a subsequent offering period. Holders of Gucci Shares who did not yet tender into the offer, are given the opportunity to tender their Gucci Shares during this subsequent offering period which shall start today and shall expire at 3 p.m. (Central European time), (9 a.m New York time) on 20 May 2004 under the conditions set out in the tender offer document.

For holders of Gucci Shares traded on the Amsterdam stock exchange ("Gucci Ordinary Shares") who have validly tendered their Gucci Ordinary Shares before the expiration of the tender period and subsequently have transferred their Gucci Ordinary Shares through their bank or stockbroker to ABN AMRO Bank N.V. ("ABN AMRO") before 12 00 a.m. Amsterdam time on 30 April 2004, payment, in principle, will be made to their bank or stockbroker on that day. If the Gucci Ordinary Shares have been validly tendered before the expiration of the tender period but without having been transferred before 12.00 a.m. Amsterdam time on 30 April 2004, the bank or stockbroker of such holders of Gucci Ordinary Shares will, in principle, receive payment on the first business day after the date on which the Gucci Ordinary Shares have been transferred through such bank or stockbroker to ABN AMRO, provided that such transfer has been effected before 12 00 a.m. Central European time.

The U.S. Dealer-Manager for the tender offer is J.P. Morgan Securities Inc., and the Information Agents for the tender offer are MacKenzie Partners, Inc. and Innisfree M&A Incorporated. Contact Information for these entities is set forth below."

"*Paris, France, May 21, 2004:* Pinault-Printemps-Redoute S.A. (Euronext Paris: PRTP:PA) announced today that on May 20, 2004, it completed the subsequent offering period in connection with its offer to purchase all of the outstanding common shares (the "Gucci Shares") of Gucci Group N.V. ("Gucci") that are not already beneficially owned by PPR. The terms of the offer were set forth in an offer document, dated April 1, 2004 (and subsequently revised), and the commencement of the subsequent offering period was announced in a press release dated April 29, 2004 and in an advertisement published in The Netherlands on April 30, 2004.

On the expiration of the subsequent offering period, at 3.00 p.m. Central European time (9:00 a.m. New York time) on May 20, 2004, 1,128,927 Gucci Shares were tendered into the offer during the subsequent offering period, representing approximately 1.09% of the total Gucci Shares outstanding. Together with the Gucci Shares already owned by PPR (including the Gucci Shares tendered and not withdrawn during the initial offer period), this represents approximately 99.39% of the total number of Gucci Shares outstanding. This final percentage includes adjustments to the total number of Gucci Shares tendered to account for shares that were not delivered to PPR despite PPR's receipt of notices of guaranteed delivery and for Euroclear transactions that were cancelled in response to the CONSOB suspension order in Italy. PPR has paid or will pay US$85.52 in cash per Gucci Share validly tendered and transferred during the subsequent offering period.

PPR also announced today that, having acquired over 95% of the outstanding Gucci Shares, it intends to promptly commence a compulsory buy-out procedure (*uitkoopprocedure*) under Dutch law, pursuant to which PPR will seek a court order requiring the sale to PPR of all remaining Gucci Shares that are not beneficially owned by PPR. A summary of the compulsory buy-out procedure is contained in PPR's tender offer statement (as updated and amended), which has been filed with the U.S. Securities and Exchange Commission. If the relevant court approves the compulsory buy-out procedure, all remaining Gucci shareholders, including those who are resident in Italy and who were therefore excluded from both the initial and the subsequent offering periods, will be required to sell to PPR all of the Gucci Shares that they hold."

"Amsterdam, The Netherlands, June 8, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS) today announces that the Supervisory Board has declared an annual cash dividend of € 0.50 per share from the profits earned in fiscal 2003, subject to Shareholders' adoption of the Company's statutory annual accounts at the Annual General Meeting. The Euronext Amsterdam shares will commence trading ex-dividend on June 25, 2004. The record date for the New York shares will be on June 28, 2004. The payment date on the Euronext Amsterdam shares will be on June 30, 2004; payment on the New York shares will be promptly thereafter."

"Amsterdam, The Netherlands, June 24, 2004: At the Annual General Meeting of shareholders of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS) held today in Amsterdam, the shareholders approved the Annual Accounts of the Company, with the effect of confirming the dividend of Euro 0.50 per share declared by the Supervisory Board on June 7, 2004. The Euronext Amsterdam shares will commence trading ex-dividend on June 25, 2004. The record date for the New York shares will be June 28, 2004. The payment date on the Euronext Amsterdam shares will be on June 30, 2004; payment on the New York shares will be promptly thereafter.

The New York shares ceased trading on the New York Stock Exchange on April 28, 2004 and the company has been advised that the Euronext Amsterdam shares will cease trading on Euronext on July 1, 2004."

"Amsterdam, The Netherlands, June 24, 2004: The Supervisory Board of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS) today appointed Robert Polet to be Chairman of the Management Board and Chief Executive Officer of the Company. Mr. Polet's appointment is effective July 1, 2004.

Mr. Polet's appointment follows his election to Gucci Group's Management Board at Gucci Group's Annual General Meeting of shareholders in Amsterdam earlier in the day. Gucci Group shareholders also re-elected Art Cooiman as a member of the two-person Management Board.

At the Meeting, Gucci Group shareholders also re-elected Patricia Barbizet, Patrice Marteau and François-Henri Pinault as members of the Supervisory Board, with immediate effect. The shareholders also re-elected Serge Weinberg as member of the Supervisory Board, effective July 1, 2004. Immediately following the Meeting, the Supervisory Board appointed Mr. Weinberg as its Chairman as of July 1, 2004."

CONSOLIDATED CAPITALISATION TABLE AND INDEBTEDNESS OF PPR FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
		(in € million)	
Short-term debt			
Short-term borrowings	1,091.40	1,416.40	5,801.7
Current portion of long-term debt	2,203.10	3,470.10	3,146.2
	3,294.5	4,886.5	8,947.9
Long and medium term debt			
PPR indexed bonds due 2005 €106,714,312.07	106.7	106.7	106.7
PPR 5.20% bonds due 2005 €304,898,034.48	304.9	304.9	304.9
PPR O.C.E.A.N.E. due 2003 €1,094,564,768	0.0	1,128.0	1,094.6
PPR O.C.E.A.N.E. due 2007 €1,380,000,050	163.3	862.5	880.0
PPR O.C.E.A.N.E. due 2008 €1,079,500,000	1,079.5		
PPR FRN due 2002 €250,000,000	0.0	0.0	250.0
PPR FRN due 2002 €250,000,000	0.0	0.0	250.0
PPR FRN due 2003 €250,000,000	0.0	250.0	250.0
PPR FRN due 2004 €300,000,000	300.0	300.0	300.0
PPR EMTN due 2009 €750,000,000	750.0		
CAUMARTIN bond due 2005 €424,743,760	424.7	424.7	424.7
REXEL convertible bonds due 2002 €207,017,807.21	0.0	0.0	57.3
REXEL indexed bonds due 2008 €45,734,705.17	45.7	45.7	45.7
REXEL 4.80% bonds due 2004 €182,938,820.69	182.9	182.9	182.9
Capitalized lease obligations	228.2	191.0	231.4
Other long term debt	3,863.8	7,219.0	7,369.8
Current portion of long term debt	–2,203.1	–3,470.10	–3,146.2
	5,246.6	7,545.3	8,601.8
Total indebtedness	8,541.1	12,431.8	17,549.7
Stockholders' equity – Group share			
Share capital	489.6	489.6	489.6
Additional paid-in capital	2,164.3	1,787.9	1,787.9
Cumulative translation adjustments	264.7	577.6	838.3
Consolidated reserves	3,336.0	2,024.4	1,823.6
Attributable net income for the year	644.6	1,589.2	752.7
	6,899.2	6,468.7	5,692.1
Minority interests	1,731.5	2,718.6	2,867.9
Consolidated stockholders' equity	**8,630.7**	**9,187.3**	**8,560.0**
TOTAL CAPITALISATION	**17,171.8**	**21,619.1**	**26,109.7**

There has been no material change in the consolidated capitalisation and indebtedness of PPR since December 31, 2003, except in all instances, for increases, decreases or losses which are disclosed in this Offering Circular under the heading "Recent Developments". The impact of these operations on the consolidated net indebtedness were estimated in note 25.2.2 page 171 of the Reference Document.

Supervisory Board

Patricia Barbizet	*Chairwoman*
François-Henri Pinault	*Vice-Chairman*
René Barbier de La Serre	
Pierre Bellon	
Allan Chapin	
Luca Cordero di Montezemolo	
Anthony Hamilton	
François Henrot	
Philippe Lagayette	
Alain Minc	
François Pinault	
Baudouin Prot	
Bruno Roger	

Management Board

Serge Weinberg	*Chairman*
Thierry Falque-Perrotin	
Per Kaufmann	
Denis Olivennes	
Robert Polet	

Executive Committee

Denis Olivennes	*Chairman and CEO of FNAC*
Laurence Danon	*Chairman of the Management Board of France Printemps*
Thomas Kamm	*Vice-President Corporate Communications*
Alain Viry	*Chairman and CEO of CFAO*
François Potier	*Vice-President Human Resources*
Serge Weinberg	*Chairman of the Management Board and CEO of Pinault-Printemps-Redoute*
Jean-Charles Pauze	*Chairman and CEO of Rexel*
Thierry Falque-Pierrotin	*Chairman of the Management Board of Redcats*
Patrice Marteau	*Corporate Secretary and CFO*
Frédéric Obala	*Vice-President Strategy and Planning*
Per Kaufmann	*Chairman of the Management Board of Conforama*
Robert Polet	*President of Gucci Group N.V.*

Stockholders' Equity

At March 31, 2004, PPR's issued share capital amounted to €489,627,920, divided into 122,406,980 common shares with a par value of €4 each, all fully paid-up. The capital may be increased to €549,002,496 (137,250,624 shares) in the event of:

- requests for conversion of 13,504,828 convertible bonds (OCEANE) issued in 2001 and 2003, outstanding. An equivalent number of shares may be created if the Group elects this option,
- exercise of 1,338,816 stock options, producing an identical number of shares.

Breakdown of share capital

As at March 15, 2004, Artémis, a French *société anonyme* owned 42.2 per cent. of the issued share capital of PPR and 56.8 per cent. of the voting rights of PPR.

The following tables set forth information as of March 15, 2004:

Identity of Person or Group	*Percentage voting rights*	*Percentage Interest*
Groupe Artémis	56.8%	42.2%
Guilbert-Cuvelier	3.8%	2.5%
PPR	0%	5.1%
Public/other	39.4%	50.2%
Total	100%	100%

Summary of Programme Agreement

Subject to the terms and on the conditions contained in a Programme Agreement dated July 22, 2004 (the "**Programme Agreement**") between the Issuer, the Initial Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuer to the Initial Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Initial Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Programme Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer will, unless otherwise agreed, pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by it. The Issuer has agreed to reimburse the Arranger for their expenses incurred in connection with the establishment of the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Pricing Supplement.

The Programme Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

France

The Programme Agreement contains a full description of the selling restrictions that may apply in France with respect to a particular issue of Notes and the paragraphs set out below apply only to issues of Notes ("obligations") in euro (whether on a syndicated or non-syndicated basis).

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in France to qualified investors (*investisseurs qualifiés*) as defined in and in accordance with articles L.411-1 and L.411-2 of the French *Code Monétaire et Financier* and *décret* no. 98-880 dated October 1, 1998.

Investors in France may only participate in the issue of Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated October 1, 1998. Notes may only be issued, directly or indirectly, to the public in France in accordance with articles L.411-1 and L.411-2 of the French *Code Monétaire et Financier.*

If necessary these selling restrictions will be supplemented in the relevant Pricing Supplement.

United States

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Materialised Bearer Notes having a maturity of more than one year are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Dealer has agreed that, except as permitted by the Programme Agreement, it will not offer, sell or deliver the Notes within the United States or to, or for the account or benefit of any U.S. person, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the Issuer, by the Fiscal Agent, or in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to Notes which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of a period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(ii) in relation to any Notes having a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 ("FSMA") by the Issuer;

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

The Federal Republic of Germany

Each Dealer has represented and agreed it shall only offer Notes in the Federal Republic of Germany in compliance with the provisions of the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) or any other laws applicable in the Federal Republic of Germany.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief after making reasonable enquiries) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer nor any of the other Dealers shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

These selling restrictions may, in connection with an issue of Notes, be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement in respect of the Notes to which it relates or in a supplement to this Offering Circular.

With regard to each Tranche, the relevant Dealer(s) will be required to comply with such other restrictions as the Issuer and the relevant Dealer(s) shall agree and as shall be set out in the relevant Pricing Supplement.

France

Payments in respect of Notes issued by the Issuer will be made without withholding or deduction for, or on account of, taxes imposed by or on behalf of France as provided by article 131 *quater* of the French General Tax Code (*code général des impôts*) if the Notes are issued outside France. Notes constituting "*obligations*" under French law will be issued (or deemed to be issued) outside France:

(i) in the case of syndicated or non-syndicated issues of Notes, if they are denominated in euro;

(ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, inter alia, the Issuer and the relevant Dealers agree not to offer the Notes to the public in France. Such securities may be offered in France only through an international syndicate to "qualified investors" (*investisseurs qualifiés*) as described in articles L.411-1 and L.411-2 of the *Code Monétaire et Financier;* or

(iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers is domiciled or resident for tax purposes outside France,

in each case, as more fully set out in the Circular of the *Direction Générale des Impôts* dated September 30, 1998.

The French tax regime applicable to Notes which do not constitute "obligations" will be set out in the relevant Pricing Supplement.

EU Savings Directive

On June 3, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than January 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). On July 19, 2004, the Council amended the Directive, providing for July 1, 2005 as the new date of application of the Directive. However, this Directive has already been implemented in French law under Article 242 *ter* of the French *Code général des impôts* by a law dated December 30, 2003 amending the 2003 budget (*Loi de finances rectificative pour 2003*) and the reporting requirements of the Directive as implemented therein are currently scheduled to take effect in France on January 1, 2005.

FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Tranche is set out below:

Pricing Supplement

PINAULT-PRINTEMPS-REDOUTE

€2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: [●]
TRANCHE NO: [●]
[Brief Description and Amount of Notes]

Issue Price: [●] per cent.

[Name(s) of Dealer(s)]

The date of this Pricing Supplement is [●].

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated July 22, 2004 issued in relation to the €2 billion Euro Medium Term Note Programme of Pinault-Printemps-Redoute for the issue of Notes. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

[Except as disclosed in this document, there/There] has been no significant change in the financial or trading position of the Issuer since [date of last consolidated audited accounts or interim accounts (if later)] and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since [date of last published annual accounts].[1]

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be [further] supplemented or to be updated in the context of the issue and offering of the Notes.[2]

Signed:

Authorised Officer

In connection with the issue and distribution of this Tranche of Notes, [*name of Stabilising Manager*] or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which this Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on [*name of Stabilising Manager*] or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

[The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; and (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due.][4]

---

1 N.B. If any such change is disclosed in the Pricing Supplement, it will require approval by the Stock Exchange(s). Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in Pricing Supplement.

2 Any issue of Notes constituting *obligations* must be authorised by a resolution of the shareholders of the Issuer, the shareholders may delegate their powers to the *Directoire* of the Issuer which may in turn sub-delegate its power to its *Président* or another member of the *Directoire.*

3 Delete if there is no Stabilising Manager.

4 Unless otherwise permitted, text to be included for all Notes which are to be listed on the London or any other EEA Stock Exchange. The text would not be required if the Issuer is relying on Regulation 13(4)(c) to (g) of the Regulations.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1.	Issuer:	Pinault-Printemps-Redoute
2.	(i) Series Number:	[●]
	(ii) [Tranche Number:	[●]
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)].	
3.	Specified Currency or Currencies:	[●]
4.	Aggregate Nominal Amount:	
	(i) Series:	[●]
	(ii) Tranche:	[●]
5.	(i) Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii) [Net proceeds:	[●] (*Required only for listed issues*)]
6.	Specified Denomination(s):	[●] (*one denomination only for Dematerialised Notes*) [●]
7.	(i) Issue Date:	[●]
	(ii) Interest Commencement Date (if different from the Issue Date):	[●]
8.	Maturity Date:	[*Specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year*]
9.	Interest Basis:	[[●] per cent. Fixed Rate] [*specify reference rate*] +/- [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Party Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Options:	[Issuer Call] [(further particulars specified below)] [*Other Option specify details of provisions*] [*Other Option specify details of provisions*]

13. Listing:	[Luxembourg/Other (*specify*)/None]
14. Method of distribution:	

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	[Applicable/Not applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Rate [(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in a year]
(ii)	Interest Payment Date(s):	[●] in each year
(iii)	Fixed Coupon Amount[(s)]:	[●] per [●] in nominal amount
(iv)	Broken Amounts:	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate*]
(v)	Day Count Fraction (Condition 5(a)):	[●] (*Consider if day count fraction for euro denominated issues should be on an Actual/ Actual-ISDA or Actual/Actual-ISMA basis*)
(vi)	Determination Date(s) (Condition 5(a)):	[*Insert day(s) and month(s) on which interest is normally paid (if more than one, then insert such dates in the alternative) in each year*]
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
16.	Floating Rate Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate for Notes denominated in euro*)
(i)	Specified Period(s)/Specified Interest Payment Dates:	[●]
(ii)	Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(iii)	Additional Business Centre(s) (Condition 5(a)):	[●]
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/ other (*give details*)]
(v)	Interest Period Date(s):	[Not Applicable/*specify dates*]
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent:)	[●]

(vii)	Screen Rate Determination (Condition 5(c)(iii)(b)):	
	— Relevant Time:	[●]
	— Interest Determination Date	[[●] [*TARGET*] *Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]*]
	— Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	— Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	— Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	— Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	— Representative Amount:	[*specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	— Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	— Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
(viii)	ISDA Determination (Condition 5(c)(iii)(a)):	
	— Floating Rate Option:	[●]
	— Designated Maturity:	[●]
	— Reset Date:	[●]
	— ISDA Definitions: (if different from those set out in the Conditions):	[●]
(ix)	Margin(s):	[+/-][●] per cent. per annum
(x)	Minimum Rate of Interest:	[●] per cent. per annum
(xi)	Maximum Rate of Interest:	[●] per cent. per annum
(xii)	Day Count Fraction (Condition 5(a)):	[●]
(xiii)	Rate Multiplier:	[●]
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[●]

17.	Zero Coupon Note Provisions	Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Amortisation Yield (Condition 6(e)(i)):	[●] per cent. per annum
(ii)	Day Count Fraction (Condition 5(a)):	[●]
(iii)	Any other formula/basis of determining amount payable:	[●]
18.	Index Linked Interest Note Provisions	[Applicable/Not Applicable] *(If not applicable delete the remaining sub-paragraphs of this paragraph)*
(i)	Index/Formula:	[Give *or* annex *details*]
(ii)	Calculation Agent responsible for calculating the interest due:	[●]
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●]
(iv)	Specified Period(s)/Specified Interest Payment Dates:	[●]
(v)	Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other *(give details)*]
(vi)	Additional Business Centre(s) (Condition 5(a)):	[●]
(vii)	Minimum Rate of Interest:	[●] per cent. per annum
(viii)	Maximum Rate of Interest:	[●] per cent. per annum
(ix)	Day Count Fraction (Condition 5(a)):	[●]
19.	Dual Currency Note Provisions	[Applicable/Not Applicable] *If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Rate of Exchange/Method of calculating Rate of Exchange:	[*Give details*]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[●]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange is impossible or impracticable:	[●]
(iv)	Person at whose option Specified Currency(-ies) is/are payable:	[●]
(v)	Day Count Fraction (Condition 5(a)):	[●]

PROVISIONS RELATING TO REDEMPTION

20. Call Option	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Optional Redemption Date(s):	[●]
(ii) Optional Redemption Amount of each note and method, if any, of calculation of such amount(s):	[●] per Note of [ ] Specified Denomination
(iii) If redeemable in part:	[●]
(a) Minimum nominal amount to be redeemed:	[●]
(b) Maximum nominal amount to be redeemed:	[●]
(iv) Description of any other Issuer's option:	[●]
(v) Notice period (if other than as set out in the Conditions):	[●]
	(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for exampke, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent.)
21. Put Option	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Optional Redemption Date(s):	[●]
(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[●] [●] per Note of [ ] Specified Denomination
[(iii) Option Exercise Date(s):	[●]]
(iv) Description of any other Noteholders' option:	[●]
(v) Notice period (if other than as set out in the Conditions):	[●]
	(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for exampke, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent.)
22. Final Redemption Amount See Appendix]	[[per Note of [ ] Specified Denomination/Other/
23. Early Redemption Amount	*Noteholder*
(i) Early Redemption Amount(s) payable on redemption for taxation reasons	

(Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[●]
(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(f)):	[Yes/No]
(iii) Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	[Yes/No/Not applicable]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Forms of Notes:	[Dematerialised Notes/Materialised Notes] (*Materialised Notes are only in bearer form*) [*Delete as appropriate*]
(i) Form of Dematerialised Notes:	[Not Applicable/*if Applicable specify whether]* [Bearer dematerialised form *(au porteur)*/Registered dematerialised form (*au nominatif*)]
(ii) Registration Agent:	[Not Applicable/if Applicable give name and details] (Note that a Registration Agent must be appointed in relation to Registered Dematerialised Notes only)
(iii) Temporary Global Certificate:	[Not Applicable/Temporary Global Certificate exchangeable for Definitive Materialised Bearer Notes on [●] (the "Exchange Date"), being 40 days after the Issue Date subject to postponement as provided in the Temporary Global Certificate]
(iv) Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable] (Only applicable to Materialised Notes)
25. Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates:	[Not Applicable/ *Give details]. (Note that this item relates to the place of payment, and not interest period end dates, to which items 16(iii) and 18(vi) relates)*
26. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No/Not Applicable. If yes, give details] (*Only applicable to Materialised Notes*)
27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	[Not Applicable/*give details*]
28. Details relating to Instalment Notes:	[Not Applicable/give details]
(i) Instalment Amount(s):	[●]
(ii) Instalment Date(s):	[●]
(iii) Minimum Instalment Amount:	[●]
(iv) Maximum Instalment Amount:	[●]
29. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions [in Condition 1(d)] [annexed to this Pricing Supplement] apply]

30. Consolidation provisions:	[Not Applicable/The provisions [in Condition 14(b)] [annexed to this Pricing Supplement] apply]
31. *Masse* (Condition 11):	[Applicable/Not Applicable/Condition 11 replaced by the full provisions of Articles L.210-1 and following of the French *Code du Commerce* (formerly Law no. 66-537) relating to the Masse] (*Note that: (i) in respect of any Tranche of Notes issued outside France, Condition 11 may be waived, amended or supplemented, and (ii) in respect of any Tranche of Notes issued inside France, Condition 11 must be waived in its entirety and replaced by the provisions of Articles L.210-1 and following of the Code du Commerce relating to the Masse. If Condition 11 (as it may be amended or supplemented) applies, or if the full provisions of Articles L.210-1 and following of the Code du Commerce apply, insert details of Representative and Alternative Representative and remuneration, if any*)
32. Other terms or special conditions:	[Not Applicable/*give details]*

DISTRIBUTION

33. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
(iii) Dealer's Commission:	[●]
34. If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
35. Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

36. ISIN Code:	[●]
37. Common Code:	[●]
38. Depositary(ies)	
(i) Euroclear France to act as Central Depositary:	[Yes/No]
(ii) Common Depositary for Euroclear and Clearstream, Luxembourg:	[Yes/No]
39. Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
40. Delivery:	Delivery [against/free of] payment
41. The Agents appointed in respect of the Notes are:	[●]

GENERAL

The aggregate principal amount of Notes issued has been converted into euro at the rate of [●], producing a sum of:	[Not Applicable/euro [●]] (*Only applicable for Notes not denominated in euro*)

GENERAL INFORMATION

(1) In connection with the application to list the Notes under the Programme on the Luxembourg Stock Exchange a legal notice relating to the issue of the Notes and copies of the *statuts* of the Issuer will be deposited with the Luxembourg Trade and Company Register (*Registre de commerce et des sociétés, Luxembourg*) where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated to the Programme the number 12497 for listing purposes.

(2) The Issuer has obtained all necessary corporate and other consents, approvals and authorisations in the Republic of France in connection with the establishment of the Programme. Any issuance of Notes under the Programme, to the extent that such Notes constitute *obligations*, require the prior authorisation of the *Assemblée Générale Ordinaire* (Ordinary General Meeting) of the shareholders of the Issuer or of the *Directoire* acting by delegation from the *Assemblée Générale Ordinaire* of the shareholders. For this purpose the *Directoire* benefits from an authority granted on May 21, 2002 by the *Assemblée Générale Ordinaire* of the shareholders to issue Notes up to a maximum aggregate amount of € 3,000,000,000 for five years (unless previously cancelled). The *Directoire* has, by a resolution dated June 30, 2004, delegated to its *Président* all powers to determine the terms and conditions of the Notes.

(3) Except as disclosed in this Offering Circular, there has been no material adverse change in the condition (financial or other), prospects, results of operations or general affairs of the Issuer or the Group since the date of the last audited financial statements as published in the *Bulletin des Annonces Légales Obligatoires*.

(4) Except as disclosed in this Offering Circular, neither the Issuer nor any member of the Group is or has been involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor so far as the Issuer is aware is any such litigation or arbitration pending or threatened.

(5) Each Definitive Materialised Bearer Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

(6) Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code, the International Securities Identification Number (ISIN) or the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement.

(7) For so long as Notes issued under the Programme are outstanding, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection at, or in the case of the documents referred to at (iv) and (v) below may be obtained from, the office of the Fiscal Agent or of each of the Paying Agents:

   (i) the Agency Agreement (which includes the form of the *Lettre Comptable*, the Temporary Global Certificates, the Definitive Materialised Bearer Notes, the Coupons, the Receipts and the Talons);

   (ii) the Programme Agreement;

   (iii) the *statuts* of the Issuer;

   (iv) each Pricing Supplement for Notes that are listed on the Luxembourg Stock Exchange or any other stock exchange;

   (v) a copy of this Offering Circular together with any Supplement to this Offering Circular or further Offering Circular; and

   (vi) a copy of the subscription agreement for Notes issued on a syndicated basis that are listed on the Luxembourg Stock Exchange or any other stock exchange if the rules of that stock exchange so require.

(8) For so long as Notes issued under the Programme are outstanding, the following documents will be available free of charge, during usual business hours on any weekday (Saturdays and public holidays excepted), at the office of the Fiscal Agent or of each of the Paying Agents: (i) the published *Document de*

Référence and audited non-consolidated and consolidated accounts of the Issuer for the two financial years ended December 31, 2002 and 2003, (ii) any further published *Document de Référence* and audited non-consolidated and consolidated accounts of the Issuer for subsequent years and (iii) the most recent non-consolidated and consolidated interim financial statements of the Issuer.

The Issuer publishes, within the time frames required under French law, annual audited accounts as at December 31 in each year and semi-annual unaudited accounts as at June 30 in each year.

(9) Copies of the latest *Document de Référence* and non-consolidated and consolidated accounts of the Issuer (including any published consolidated interim accounts) (in English and French) (in each case as soon as they are published) may be obtained, and copies of the Agency Agreement will be available, at the specified offices of each of the Paying Agents during normal business hours, so long as any Notes are outstanding.

Registered Office of the Issuer

Pinault-Printemps-Redoute
18, place Henri-Bergson
75008 Paris

Arranger

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Dealers

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

CALYON
9 quai du Président Paul Doumer
92920 Paris La Défense Cedex
France

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Société Générale
29 boulevard Haussmann
75009 Paris Cedex

Fiscal Agent, Principal Paying Agent and Calculation Agent

BNP PARIBAS SECURITIES SERVICES, LUXEMBOURG BRANCH
23 Avenue de la Porte Neuve
L-2985 Luxembourg

Paying Agent

BNP PARIBAS SECURITIES SERVICES
GIS-Emetteur
Les Collines de L'Arche
75450 Paris Cedex 09-France

Luxembourg Listing Agent

BNP PARIBAS SECURITIES SERVICES, LUXEMBOURG BRANCH
23 Avenue de la Porte Neuve
L-2985 Luxembourg

Auditors to the Issuer

Deloitte et Touche Thomatsu
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine

KPMG Audit
Département de KPMG S.A.
1, Cours Valmy
92923 Paris La Défense Cedex

Legal Advisers

To the Issuer

Debevoise & Plimpton LLP
21, avenue George V
75008 Paris

To the Dealers

Allen & Overy LLP
Edouard VII
26, boulevard des Capucines
75009 Paris

PINAULT
PRINTEMPS-REDOUTE

Printed by **St Ives Burrups** B756470/14620
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

Pricing Supplement

PINAULT PRINTEMPS REDOUTE

EUR 2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

SERIES NO: 5
TRANCHE NO: 1
EUR 400,000,000 floating rate notes due October 2007
(the "**Notes**")

Issue Price: 99.883 per cent. of the nominal amount of the Notes

ABN AMRO
BNP PARIBAS
NATEXIS BANQUES POPULAIRES
as
JOINT LEAD MANAGERS

The date of this Pricing Supplement is 20 October, 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 21 July, 2004 issued in relation to the EUR 2,000,000,000 Euro Medium Term Note Programme of Pinault Printemps Redoute for the issue of Notes. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since the last interim accounts as at 30 June, 2004 and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole since 31 December, 2003.

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened which would require the Offering Circular to be supplemented or to be updated in the context of the issue and offering of the Notes.

Signed: GILLES LINARD

Authorised Officer

In connection with the issue and distribution of this Tranche of Notes, BNP Paribas or any person acting for him may, in compliance with all applicable laws, over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which this Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on BNP Paribas or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; and (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due.

1.	Issuer:		Pinault-Printemps-Redoute
2.	(i)	Series Number:	5
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EURO ("**EUR**")
4.	Aggregate Nominal Amount:		

	(i)	Series:	EUR 400,000,000
	(ii)	Tranche:	EUR 400,000,000
5.	(i)	Issue Price:	99.883 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 399,532,000
6.	Specified Denomination(s):		EUR 1,000
7.	(i)	Issue Date:	22 October, 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8.	Maturity Date:		22 October, 2007
9.	Interest Basis:		3 Month EURIBOR plus a Margin of 0.5 per cent. per annum Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not applicable
12.	Options:		Not applicable
13.	Listing:		Luxembourg
14.	Method of distribution:		Syndicated Issue

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Not applicable
16.	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 22 October, 22 January, 22 April and 22 July in each year commencing on 22 January 2005 to and including the Maturity Date.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 5(a)):	Not applicable
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate
	(v)	Interest Period Date(s):	Not applicable
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent:)	Not applicable
	(vii)	Screen Rate Determination (Condition 5(c)(iii)(b)):	3 Month EURIBOR
		– Relevant Time:	11:00 am Brussels Time
		– Interest Determination Date:	Two TARGET Business Days (being a day upon which the TARGET system is operating) prior to each Interest Period.
		– Primary Source for Floating Rate:	Telerate Page 248

(viii)	ISDA Determination (Condition 5(c)(iii)(a)):	Not applicable
(ix)	Margin(s):	+0.5 per cent. per annum
(x)	Minimum Rate of Interest:	Not applicable
(xi)	Maximum Rate of Interest:	Not applicable
(xii)	Day Count Fraction (Condition 5(a)):	Actual/360
(xiii)	Rate Multiplier:	Not applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not applicable

17. **Zero Coupon Note Provisions** — Not applicable

18. **Index Linked Interest Note Provisions** — Not applicable

19. **Dual Currency Note Provisions** — Not applicable

PROVISIONS RELATING TO REDEMPTION

20. **Call Option** — Not applicable

21. **Put Option** — Not applicable

22. **Final Redemption Amount** — Nominal Amount

23. **Early Redemption Amount**

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal Amount
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(f)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(b)):	Not applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. **Forms of Notes:** — Dematerialised Notes

(i)	Form of Dematerialised Notes:	Bearer dematerialised form (*au porteur*)
(ii)	Registration Agent:	Not applicable
(iii)	Temporary Global Certificate:	Not applicable
(iv)	Applicable TEFRA exemption:	Not applicable

25. Additional Financial Centre(s) (Condition 7(g)) or other special provisions relating to payment dates: — Not applicable

26. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): — Not applicable

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not applicable
28.	Details relating to Instalment Notes:	Not applicable
29.	Redenomination, renominalisation and reconventioning provisions:	Not applicable
30.	Consolidation provisions:	Not applicable
31.	*Masse* (Condition 11):	Applicable The initial Representative is: Nicole Georgeon c/o BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom The Issuer shall pay to the acting Representative an amount of EUR 100 in each year. There is no alternative Representative.
32.	Other terms or special conditions:	Not applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	ABN Amro Bank N.V., BNP Paribas and Natexis Banques Populaires as Joint-Lead Managers
	(ii)	Stabilising Manager (if any):	BNP Paribas
34.		If non-syndicated, name of Dealer:	Not applicable
35.		Additional selling restrictions:	Not applicable

OPERATIONAL INFORMATION

36.		ISIN Code:	FR0010125831
37.		Common Code:	020325577
38.		Depositary(ies)	
	(i)	Euroclear France to act as Central Depositary:	Yes
	(ii)	Common Depositary for Euroclear and Clearstream, Luxembourg:	No
39.		Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not applicable
40.		Delivery:	Delivery against payment
41.		The Agents appointed in respect of the Notes are:	Fiscal Agent, Principal Paying Agent and Calculation Agent: BNP Paribas Securities Services, Luxembourg Branch Luxembourg Listing Agent: BNP Paribas Securities Services, Luxembourg Branch Paying Agent: BNP Paribas Securities Services

GENERAL

The aggregate nominal amount of Notes issued has been converted into euro at the rate of [●], producing a sum of:	Not applicable

Appendix B


2003 Reference Document Update
2004 Interim Report
PINAULT
PRINTEMPS-REDOUTE

Content

INTERIM REPORT

REFERENCE DOCUMENT UPDATE

Update on October 15, 2004 of the Reference Document filed with the *Autorité des Marchés Financiers* on March 16, 2004 under number D.04-264.

The additional information provided below is an update of the March 16, 2004 Reference Document including 2004 interim report and further details regarding the information in the above mentioned Reference Document provided at the request of the *Autorité des Marchés Financiers.*

Highlights of the first half of 2004

Operational takeover of Gucci Group

Finalisation of the Gucci Group takeover

Successful completion of the offer to purchase the outstanding common shares of Group Gucci N.V. (the "Offering") not beneficially held by Pinault-Printemps-Redoute, launched on April 1 and completed May 20 at US$85.52 per share. Pinault-Printemps-Redoute owned as of June 30, 2004 99.39% of Gucci shares (compared to 67.58% as of December 31, 2003) and instigated proceedings before the competent Dutch courts for the compensory buy-out of all the common shares not beneficially owned at the close of the Offering.

At the close of the Offering, the Gucci share was suspended from the New York Stock Exchange (NYSE) on April 30, 2004, then officially delisted from NYSE and Euronext on June 14, 2004 and July 1, 2004, respectively.

New management team and organisation of Luxury Goods companies

Announcement on November 4, 2003 of the departures at the end of April 2004 of Domenico De Sole, Gucci Group CEO, and Tom Ford, Creative Director of Gucci Group and the Gucci and Yves Saint Laurent brands.

Appointment in March 2004 of new creative directors for Yves Saint Laurent (Stefano Pilati) and Gucci (Alessandra Facchinetti, John Ray and Frida Giannini, for women's ready-to-wear, men's ready-to-wear and accessories, respectively).

Appointment in May of Robert Polet, after 26 years at Unilever, as Gucci Group CEO, to replace Dominico de Sole.

Sustained Luxury Goods growth

Opening of four Yves Saint Laurent stores in Japan (Fukuoka and Hiroshima), in the United States (Chicago) and Spain (Barcelona) and the inauguration of the first German Bottega Veneta store in Munich.

Launch of four new watch models combining luxury, modern design and first-rate quality, inspired from the rectangular G-form model.

Development of Gucci's online luxury goods shopping with the launch of the first virtual luxury goods store in Europe (www.gucci.com) and the improvement of the US online store. Customers can purchase items or dialogue directly with a Gucci salesperson online and the goods are shipped within 24 hours in a Gucci gift box.

Continued expansion of Retail companies in France and abroad

Conforama

Development of the new brand concept, "Falicitating access to well-being in the home", and the new store customer path as part of the programme for the renovation of stores to the new format (13 stores renovated in 2003, 22 scheduled for 2004 including openings).

Expansion of the Conforama network, which already boasts 187 stores in France and abroad:

- Inauguration of three stores in France, including the expansion and conversion to the new format of the largest Conforama store located in the Paris region (sales area increased from 3,000 sq.m. to 8,000 sq.m.) and two new stores on the outskirts of Toulouse.
- Opening of the 12th Spanish store in Seville. Spain is a priority market for Conforama, which plans to increase its coverage with the opening of an additional two stores by the end of 2004 and three other stores in 2005.

Fnac

■ Strengthening of the company's leadership position in new technologies with the opening in May of a new 2,000 sq.m. special-purpose store, opposite the Fnac store in Lille, increasing the total sales area to 5,000 sq.m., inaugurating the Multimedia Forum, a 150 sq.m. digital products sales area set out "just like at home".

■ Development of Fnac's international coverage, which already comprises 42 stores* abroad. At the 2003 year-end, international activity represented 24.7% of Fnac's stores sales, with total sales amounting to €3.8 billion, up 15.4%:

- Continued expansion in Brazil, with the inauguration of the 5th and 6th stores located in Curitiba (Southern Brazil) and Brasilia (federal capital), respectively.

- Signing in June of a partnership agreement with the Greek retailer, Marinopoulos Group, to set up and develop the brand in Greece, particularly in Athens and Thessalonique. The market potential in Greece is similar to Portugal, where brand development since 1998 has enjoyed considerable success with seven stores and sales of €180 million in 2003.

■ Launch of a 5-year programme at the end of 2003 to prevent illiteracy among school children:

- March 17, 2004: public awareness day in 60 Fnac stores,

- From August 30 to September 25, 2004: organisation of the largest ever book donation in 42 French towns in which Fnac operates to celebrate its 50th anniversary.

Including 6 stores operated as joint ventures.

Printemps

□ Continuation of the renovation and repositioning of the Printemps stores to focus on fashion, accessories and beauty products. A total of 9,000 sq.m. across all stores has been reallocated in addition to the renovation of 90% of the boulevard Haussmann stores and 70% of chain stores.

□ Confirmation of the success of the Sports division with the opening in Bordeaux of the 20th Made in Sport store under the brand expansion programme, 6 years after the opening of the first store in Paris. Made in Sport plans to open between 2 and 4 stores each year.

□ Inauguration in March of the new Madelios menswear store with a sales area of 3,800 sq.m. in the Madeleine district in central Paris. This store is unique in its size, architecture, array of 100 leading brands, extensive range of accessories and personalised services.

Redcats

□ Launch of the brands "Unité La Redoute" by La Redoute and "La Vie" by Empire as well as the specialised catalogue for the home "So'Home", results of Pinault-Printemps-Redoute's permanent efforts to expand the mail order division, now ranked No.3 worldwide, through innovation, reactivity and demand adaptation.

□ Accelerated development of on-line retail with 40% growth in the first half of 2004 (60% in France) representing 18% of total sales, compared to 13% in the first half of 2003. An Internet platform for all brands should be finalised by March 2005.

□ Acquisition of Jotex, the Scandinavian home textile specialist, which joins the subsidiary Redcats Nordic, the Scandinavian mail order market leader with the brands Ellos, Josefssons, Enjoy, Nuova and La Redoute. With operations in Sweden, Norway and Finland, Jotex achieved sales of €30 million in 2003, of which 16.6% in internet sales.



Significant improvement of Rexel's performance

Confirmation of Rexel's development strategy with excellent first-half 2004 performances, in line with profitability objectives. Pro forma sales increased 3.4%, while operating income and cash flow climbed 18.8% and 29%, respectively.

Sale of the last 14.5% stake in Finaref

Sale of the last 14.5% stake in Finaref and Finaref Nordic (credit and financial services in Scandinavia) for €371.6 million to Crédit Agricole SA, raising its stake in both consumer credit companies to 90%. Pinault-Printemps-Redoute retains a 10% stake as part of the shareholders agreement with Crédit Agricole SA.

Long term bond issue

Strengthening of the Pinault-Printemps-Redoute Group's financial position following the €650 million bond issue in March with a 5.25% coupon maturing on March 29, 2011. This issue was increased to €800 million in July 2004.

1. Overview

Definition of "New PPR" and business divisions

In 2002, the Group began its strategic shift to focus business activity on private individuals and its Retail and Luxury Goods divisions. This change led to a restructuring of the Group's divisions:

- the Luxury Goods division encompasses the Gucci Group divisions including Gucci, Yves Saint Laurent, YSL Beauté, Bottega Veneta and all other brands;
- the Retail division includes Conforama, Fnac, Mobile Planet, Printemps, Redcats, Orcanta, Kadéos, CFAO and Redcats' consumer credit business in the UK and Scandinavia;
- the Rexel group is presented separately from the Luxury Goods and Retail divisions;
- other businesses include the companies sold during the first half of 2003: Pinault Bois & Matériaux and Guilbert.

Parallel to this change, and in order to enhance the transparency of the Group's results within its new structure, the Group has introduced the concept of the "New PPR", which combines the Luxury Goods and Retail divisions and the holding companies and cross-functional departments ("Holding companies and others").

Definition of "pro forma" and "comparable"

Pro forma

To provide a better comparison between the interim period as of June 30, 2003 and as of June 30, 2002, pro forma income statements were drawn up in accordance with the following principles:

- companies sold or deconsolidated in 2004 and 2003 were removed from the scope of consolidation as from January 1, 2003;
- companies acquired and fully consolidated for the first time in 2004 and in 2003 were consolidated on a half-yearly basis in 2004 and 2003;
- for foreign subsidiaries, the 2003 income statement headings were translated at the average exchange rate for the first half of 2004.

Comparable

When reporting on its sales, the Group uses the concept of "comparable" figures, which makes it possible to assess the organic growth of its businesses. The concept of "comparable" sales entails restating sales for the first half of 2003, taking account of:

- the impact of changes in Group structure in 2004 or 2003;
- the impact of translation differences arising from foreign subsidiaries' 2003 sales;
- calendar impacts between 2003 and 2004.

2. Highlights

Additional sale of 14.5% of the consumer credit business

Pursuant to the agreement signed in December 2002 between the Group and Crédit Agricole SA, the Group sold 14.5% of its Credit and Financial Services division for €371.6 million in March 2004. As from this date, the Group now holds a 10% residual interest in the consumer credit business.

Offer to purchase Gucci Group N.V. common shares

In accordance with the commitments set forth in the Settlement and Stock Purchase Agreement ("SSPA") dated September 9, 2001 between Pinault-Printemps-Redoute, Gucci Group N.V. and LVMH Moët Hennessy-Louis Vuitton SA, and in accordance with the Amended and Restated Strategic Investment Agreement dated September 10, 2001 between Gucci Group N.V. and Pinault-Printemps-Redoute, the Group launched an offer to purchase ("the" Offering) for all the outstanding Gucci Group N.V. common shares not beneficially owned by the Group as of that date at US$85.52 per share.

On Thursday, April 29, 2004, at the end of the initial offering period, 33,267,342 Gucci shares had been tendered and not withdrawn and 1,364,670 Gucci shares were tendered with notices of guaranteed delivery. As of this date, the Group owned 99.23% of the Gucci Group. In accordance with the terms of the initial offering, the Group extended the Offering period (the "Subsequent Offering Period") to May 20, 2004.

On May 20, 2004, at the end of the Subsequent Offering Period, 34,906,084 Gucci shares had been tendered, increasing the Group's stake to 99.39%.

At the close of the Offering, the Gucci share was suspended from the New York Stock Exchange (NYSE) on April 30, 2004, then officially delisted from NYSE and Euronext on June 14, 2004 and July 1, 2004, respectively.

Consequently, the Group instigated proceedings before the competent Dutch courts for the compulsory buy-out of all common shares not beneficially owned at the close of the Offering. Completion of the compulsory buy-out is scheduled for fiscal year 2005. As such, the Group assessed its maximum commitment at US$54 million.

3. Activity and results for the first half of 2004

Sales

Consolidated sales for the first half of 2004 totalled €11,370.5 million, down 7.4% compared to the first half of 2003. This drop in reported sales breaks down by division as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Change (%)
Luxury Goods	1,336.7	1,281.9	4.3%
Retail	6,738.5	6,405.2	5.2%
"New PPR"	**8,075.2**	**7,687.1**	**5.0%**
Rexel	3,308.1	3,332.3	-0.7%
Other activities	-	1,268.8	NM
Inter-company eliminations	(12.8)	(13.8)	NM
Consolidated total	**11,370.5**	**12,274.4**	**-7.4%**

The change in sales was due to the net negative impact of changes in Group structure totalling €1,359.3 million, including €715.4 million from the sale of Pinault Bois & Matériaux and €553.4 million from the sale of Guilbert in the first half of 2003.

The drop in sales for the period ended June 30, 2004 was also due to a negative impact of exchange rate movements totalling €253.7 million, including €180.3 million due to the decrease in the US dollar against the euro, and €24.8 million from the drop in the yen against the euro. The remainder of negative exchange rate movement impacts stemmed primarily from the drop in the value of the Canadian dollar, Swiss franc and Nigerian naira against the euro.

The calendar impact, which measures the reported number of trading days in 2004 compared to the first half of the previous year, generated a negative impact of €80.0 million in 2004.

On a comparable Group structure, exchange rate and trading day basis, the change in sales by division breaks down as follows:

(IN € MILLION)	Comparable half-year (1) ended June 30, 2003	Change	Reported half-year ended June 30, 2004	Change (%)
Luxury Goods	1,203.6	133.1	1,336.7	11.1%
Retail	6,350.2	388.3	6,738.5	6.1%
"New PPR"	**7,553.8**	**521.4**	**8,075.2**	**6.9%**
Rexel	3,200.6	107.5	3,308.1	3.4%
Inter-company eliminations	(13.0)	0.2	(12.8)	NM
Consolidated total	**10,741.4**	**629.1**	**11,370.5**	**5.9%**

(1) 2004 Group structure, exchange rate and trading days.

Group sales rose 5.9% on a comparable structure, exchange rate and trading day basis, with sustained growth in all businesses, led by "New PPR" sales which achieved 6.9% organic growth over the period.

Luxury Goods division

Luxury Goods sales for the first half of the year reflect Gucci Group business from November 2003 to April 2004 with reported growth of 4.3% and 11.1% on a comparable basis.

Gucci division: Reported Gucci division sales climbed 5.1% (13.7% on a comparable basis) driven by improved retail sales (73% of the division's sales), which were up 15.1% over the period, while wholesale sales rose 8.8%.

Retail sales were sustained across all regions with increases of 28.5%, 26.6% and 14.2% in Asia (excluding Japan), USA and Europe, respectively.

Nine stores were opened in the first half of the year, of which 3 in Europe, 1 in Japan, 1 in the USA and 4 in Asia (excluding Japan).

Yves Saint Laurent: Yves Saint Laurent reported sales rose 7.8% (12% on a comparable basis). Retail sales, which account for 67% of brand sales, climbed 43.5% on a comparable basis in the first half of the year, while wholesale sales declined by 20.8%.

The increase in sales on a comparable basis was fuelled by the performances of the leather goods and footwear businesses, up 69.4% and 52.0%, respectively.

Three new stores were opened during the period, taking the total number of stores to 61.

YSL Beauté: Reported Yves Beauté sales rose 4% (3.2% on a comparable basis). Sales for the period were impacted by the slight dip in fragrance sales (70% of YSL Beauté sales), which only increased by 0.9% on a comparable basis. Nevertheless, this trend was reversed in the second quarter with a 5% increase in fragrance sales, boosted in particular by the successful launch of "In Love Again" and excellent sales of "Love" in the autumn of 2003.

Sales of make-up (22% of total sales) and skincare products (7% of total sales) confirmed their growth potential with comparable increases of 10.2% and 21.3%, respectively.

Bottega Veneta: Reported Bottega Veneta sales surged 35% (45.8% on a comparable basis). Retail sales, which represent 85% of sales, achieved exceptional comparable growth of 57.5% over the period. Bottega Veneta sales posted a 39.5% growth in retail in a challenging Japanese market, which represents 40% of total sales, and a 34% increase in the USA.

Other brands: Reported sales of the division's other brands (Sergio Rossi, Boucheron, Balenciaga, Bédat & Co, Alexander McQueen and Stella McCartney) fell 10% to €111.2 million (up 4.9% on a comparable basis).

Retail division

Reported Retail division sales rose 5.2% (6.1% on a comparable basis).

Retail companies continued to post strong sales increases with 5.5% growth over the period and 6.7% in the second quarter. Retail companies continued their international development with 7% growth over the period. International sales in the first half of 2004 totalled 43.1%, mirroring levels for the first half of 2003.

Conforama: Reported Conforama sales rose 5.4% to €1,372.6 million in the first half of 2004 (5.7% on a comparable basis). Sales growth accelerated in France (up 5.4% with 7.3% in the second quarter) and remained brisk on international markets (up 6.3%).

In France, the brand's sustained sales growth was driven primarily by Conforama's strong consumer appeal and the success of the new visual identity and store customer path introduced in 2003. Two new stores were converted to the new format in the first half of the year. A further thirteen stores will be converted to the new format in the second half of 2004, taking the total number to 28 by the end of the year. Stores operating under the new format have posted outstanding sales growth. Conforama achieved market share gains in furniture and brown products, while recording strong sales growth in grey products and home furnishings.

International sales expanded significantly, led by strong performances in most countries over the period with comparable increases of 21.2% in Spain, 24.1% in Portugal, 19.6% in Poland and 61.4% in Croatia. Italy (up 0.1%) and Switzerland (up 1.5%) performed well despite the difficult economic climate. More recently, Conforama opened a new store in Seville and plans to open two additional stores in Spain by the end of the year, as well as its first store in Italy near Milan in autumn.

Fnac: Fnac sales rose 9.7% over the period (10% on a comparable basis). Sales in France jumped 8.1% with a surge of 8.8% in the second quarter. This growth was led by the 10.9% increase in consumer electronic sales. Photo sales continued to be boosted by the 15.0% digital products rise over the period. The 13.2% increase in TV and video sales was driven by the significant growth in LCD and plasma screen sales. Personal computers posted 11.5% growth, whereas Sound continued its decline with a drop of 1.5%, despite an increase in volume, due to the significant fall in DVD player prices. Reported book and music sales rose 2.3%, with book sales up 5.7% and music sales down slightly by 0.2% over the period, which was marked by an economic downturn.

French subsidiary sales increased 12.6% on a comparable basis in the first half of the year, with all subsidiaries posting significant growth, particularly Surcouf, children's division and Fnac.com with growth of 8.6%, 15.4% and 57.5%, respectively.

Comparable international sales increased by 17.2% and represented 22.7% of total brand sales over the period. Accordingly, Fnac confirmed the success of its international development in the first half of 2004 with growth figures of 16.3% in Spain, 11.6% in Portugal, 59% in Italy, 30.7% in Switzerland and 41.9% in Brazil.

Following the opening of new stores in Curitiba in mid-May and Brasilia at the start of July, the company is set to open at the international level two additional stores in the second half of the year in Spain (Madrid and Almeria) and one store in Portugal (Albufeira), and in France two Fnac stores (Lorient and Perpignan) and a Surcouf store on Boulevard Haussmann in Paris.

Printemps: Printemps sales totalled €454.8 million, up 5.4% on both a reported and comparable basis compared to the first half of 2003.

Department store sales climbed 4.7% over the period with an 8% surge in the second quarter. Haussmann posted comparable growth of 7.3% over the period due, in particular, to the vitality of the Beauty and Accessories sectors with respective increases of 16.6% and 16%, following the reallocation of retail floor space to the most profitable products. The Chain recorded a 2.8% increase in the first half of the year.

Sales of the Sports division, comprising the Citadium and Made in Sport chains, jumped 13.8% on a comparable basis. A new Made in Sport store was opened in Bordeaux, taking the total to 20, and two additional stores shall be opened in the second half of the year.

Finally, following the inauguration in March of the store with an extended surface area of 3,800 sq.m., Madelios posted comparable sales of 22.2% in the second quarter and 10.3% over the first half of the year.

Redcats: Redcats sales totalled €2,179.1 million in the first half of the year. Mail order sales increased 0.7% on a comparable basis, including a 3% rise in France and a 1.4% decline on international markets, despite the 42.2% rise in related credit and financial services activities.

After a poor first-quarter performance in comparison to the same period last year (2.2% drop at the end of March 2004 compared to 12.1% growth in the first quarter of 2003), La Redoute (including Les Aubaines) posted a comparable increase of 6.1% in mail order sales in France in the second quarter, and a 2.1% increase over the first half of the year. La Redoute's international sales posted a 7.1% increase in the second quarter (in particular, 69.3% in Spain and 25.2% in the USA), for an 8.5% total increase over the first half of the year. At the end of June, international sales accounted for 23.2% of La Redoute's total sales.

The European Specialised Brands division, including the Children and Family, Senior, Redcats UK and Redcats Nordic divisions, achieved stability on a comparable basis, despite contrasting performances:

- sustained growth by Vertbaudet of 12.6%, including 14.1% in France, and 2.8% growth for Movitex;
- a 6% drop in activity for Redcats UK, and 2.1% for Redcats Nordic (followed by a 3.1% upturn in the second quarter).

Redcats US sales dropped 3.6%, with a decline of 4% in the Woman's division sales and 4.1% in large-size clothing catalogues sales. Sales of household appliances rose 1.7%, confirming the success of the brand's product repositioning policy. Brylane Kitchen enjoyed particular success with significant growth of 27.6% over the period.

CFAO: CFAO sales totalled €920.5 million, up 9.0% on a reported basis and 12.1% on a comparable basis compared to the first half of 2003.

The motor vehicle distribution division posted comparable growth of 12.3% in the first half of the year despite contrasting performances abroad, i.e., strong activity growth with greater market shares in La Reunion (up 36.1%), New Caledonia (up 8.9%), East Africa (up 19.1%) and a three-fold increase in sales in Algeria. Difficulties were encountered in Cameroon and Gabon, where sales fell 7.9% and 12.8%, respectively.

Pharmaceutical sales posted sustained growth with a comparable increase of 13.9%. In the first half of the year, sales in the French overseas departments and territories climbed 9.3%, and activity in Africa increased by 18.5% with stellar growth in several countries, including Egypt with growth of 81.1%

Communications and information technology activities achieved comparable growth of 32.6% over the period. Sales in Algeria mirrored the motor vehicle distribution division with a two-fold increase.

Other Retail division activities: Reported Mobile Planet sales fell 5.4% to €8.8 million in the first half of 2004 (up 4.8% on a comparable basis).

Sales of the women's lingerie store chain, Orcanta, totalled €25.4 million in the first half of the year, up 7.6% on a reported basis and 7.9% on a comparable basis. Orcanta's network comprised 64 stores at the end of June 2004.

Sales of Europe's leading gift voucher provider*, Kadéos, represent the commissions received for the issue of vouchers and totalled €6.1 million in the first half of the year, up 15.1%.

Internet sales: Internet sales of the Retail division totalled €458.9 million, up 33.5% on a reported basis compared to the first half of 2003. E-commerce now represents 6.8% of the division's total sales and underlines the Group's leadership position in on-line retail in Europe*, driven in particular by the success of Redcats and Fnac.com.

**Source: Pinault-Printemps-Redoute.*

Rexel

In the first half of 2004, Rexel sales rose 3.4% on a comparable basis with respect to the first half of 2003. Second-quarter sales increased even further up 5.3% compared to first-quarter sales growth of 1.3% with respect to the same periods last year. Comparable sales increased in all regions.

The commercial dynamism and the impacts of the restructuring plan announced at the end of 2002 and implemented in 2003 improved the appeal of Rexel products. Accordingly, the group was able to benefit fully from the upturn in economic trends observed in its countries of operation. These trends were particularly marked by renewed industrial investment in the USA and major housing construction projects in Europe and Oceania. Furthermore, Rexel effectively managed the increase in the cost of raw materials, particularly copper, in early 2004.

Sales growth was particularly evident among industrial clients and small installers. For each product line, the increase in lighting products, wiring and industrial automatic control sales exceeded average sales.

Gross margin

The Group's gross margin in the first half of 2004 fell by 5.8% to €4,380.2 million from €4,649.3 million in 2003. The Group's gross margin was 38.5%, up 0.6% on 2003.

The reported and pro forma gross margins for the various divisions are as follows:

(AS A % OF SALES)	Reported		Pro forma	
	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Luxury Goods	67.3%	68.3%	67.3%	68.3%
Retail	39.4%	39.7%	39.4%	39.6%
"New PPR"	**44.0%**	**44.5%**	44.0%	**44.2%**
Rexel	25.2%	25.0%	25.2%	24.9%
Other activities		31.5%		
Consolidated gross margin	**38.5%**	**37.9%**	38.5%	**38.5%**

The change in gross margin between reported and pro forma data is mainly due to the impact of the disposals of Pinault Bois & Matériaux and Guilbert ("Other activities") in the first half of 2003.

The Group's pro forma gross margin rate remained stable at 38.5% with the following changes:

- The gross margin rate of the Luxury Goods division fell 1 point to 67.3% due to the 1.1 point drop in the Gucci division's gross margin rate to 70.1% and the 2 point decrease to 71.9% in YSL Beauté's gross margin rate. These two divisions suffered, in particular, from product mix impacts on both their distribution channels and the geographical areas in which their products are sold;

- The gross margin rate of the Retail division fell slightly by 0.2 point to 39.4%, mainly due to the 0.8 point decrease in the Fnac division's gross margin rate to 31.4% following the increase in the percentage of technical products in its total sales. This drop was also due to the 0.7 point decrease in CFAO's gross margin rate to 23.1% given the increase in sales in North Africa.

- The increase in Rexel's gross margin rate to 25.2% reflects the strengthening of its commercial effectiveness in each of its geographical locations.

Payroll and other operating expenses

The Group's payroll expenses totalled €1,653.3 million in the first half of 2004. In reported terms, they declined 9.6% on 2003, whereas reported sales fell by 7.4% over the same period.

On a pro forma basis, payroll expenses rose 4.1%. The productivity rate, which measures payroll expenses over gross margin, improved dramatically by 1.6 points on a reported basis and 1 point on a pro forma basis to 37.7%. This improvement was observed throughout each division and reflects the cost control efforts made by all Group subsidiaries in a still uncertain economic environment.

The average number of employees totalled 94,627, compared to 104,941 in the first half of 2003. Excluding the impact of the Group's disposals in 2003, the average number of employees remained stable reflecting the implementation of Rexel's restructuring plans since 2002 which resulted in a 1,316 drop in the average number of employees during the first half of 2003, and a slight increase in "New PPR" employees following the opening of new sales outlets over the period.

"Other operating income and expenses" include marketing and advertising investments and other operating expenses (transport, buildings, IT, etc.). They fell by 3.9% on a reported basis, and represented 17.0% of the Group's sales. Their 6.4% increase on a pro forma basis is mainly due to a rise in building costs over the period reflecting the policies to increase the Retail division's floor space and the brand development of the Luxury Goods division.

Operating amortization charges totalled €219.8 million in the first half of 2004, versus €224.3 million in the first half of 2003.

EBITDA

Earnings before interest, tax, depreciation and amortization of fixed operating assets (EBITDA) stood at €789 million in the first half of 2004, down 2% on 2003.

Reported and pro forma EBITDA by division breaks down as follows:

	Reported			Pro forma		
(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Change (%)	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Change (%)
Luxury Goods	214.8	186.2	15.4%	214.8	174.8	22.9%
Retail	422.2	400.7	5.4%	422.2	395.0	6.9%
Holding companies and other	(6.4)	(10.5)	39.0%	(6.4)	(11.1)	42.3%
"New PPR"	630.6	576.4	9.4%	630.6	558.7	12.9%
Rexel	158.4	145.3	9.0%	158.4	137.7	15.0%
Other activities		83.6	NM			
Consolidated EBITDA	**789.0**	**805.3**	**– 2.0%**	**789.0**	**696.4**	**13.3%**

The change in EBITDA between reported and pro forma data is partly due to the Group's disposals in the first half of 2003, and partly to unfavourable exchange rates, particularly the impacts of the drop in the value of the US dollar and yen against the euro on the income of Redcats, Gucci Group and Rexel.

On a pro forma basis, the "New PPR" structure generated EBITDA of €630.6 million, up 12.9% on the same period last year.

Rexel's sharp rise in EBITDA is due, in particular, to the renewed activity across all regions in the second quarter of 2004.

Operating income

The Group's operating income totalled €569.2 million in the first half of 2004, down slightly 2% in reported terms on the same period last year. On a pro forma basis, operating income jumped 15.6%, including rises of 33% for the Luxury Goods division, 4.7% for the Retail division and 18.8% for Rexel.

Reported and pro forma operating income by division was as follows:

	Reported			Pro forma		
(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Change (%)	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Change (%)
Luxury Goods	150.4	120.4	24.9%	150.4	113.1	33.0%
Retail	291.8	283.6	2.9%	291.8	278.7	4.7%
Holding companies and other	(7.3)	(11.1)	34.2%	(7.3)	(12.4)	41.1%
"New PPR"	**434.9**	**392.9**	**10.7%**	**434.9**	**379.4**	**14.6%**
Rexel	134.3	119.3	12.6%	134.3	113.0	18.8%
Other activities		68.8	NM			
Consolidated total	**569.2**	**581.0**	**– 2.0%**	**569.2**	**492.4**	**15.6%**

The increase in the Luxury Goods division's operating income is due, in particular, to the excellent performance of the Gucci division over the six-month period, which recorded a 6.1% increase in operating income to €231.5 million, and the sharp reduction in the operating losses of Bottega Veneta and emerging brands.

The pro forma growth in the operating income of the Retail division was largely driven by the outstanding performance of Fnac, which increased its operating income by 17.8% to €20.5 million following its highly successful marketing drive in the first half of the year, and CFAO whose 7.4% increase demonstrates its successful development in North Africa and the excellent performances of the pharmaceutical division.

Rexel's sharp 18.8% rise in pro forma operating income concerns all of its geographical operating locations, including Europe, up +27.9% to €82.9 million, the Americas up 6.5% to €41.5 million and Asia-Pacific up 9.9% to €9.9 million.

The Group's operating margin improved by 5% in the first half of 2004, compared with 4.7% for the period ended June 30, 2003.

The reported and pro forma operating margin by division breaks down as follows:

(AS A % OF SALES)	Reported		Pro forma	
	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Luxury Goods	11.3%	9.4%	11.3%	9.4%
Retail	4.3%	4.4%	4.3%	4.4%
"New PPR"	5.4%	5.1%	5.4%	5.1%
Rexel	4.1%	3.6%	4.1%	3.6%
Other activities		5.4%		
Consolidated operating income	**5.0%**	**4.7%**	**5.0%**	**4.6%**

The increase in the Group's pro forma operating margin is principally due to the performances of the Luxury Goods divisions, and in particular, Gucci, which recorded a 28.9% increase in operating margin versus 28.6% in the first half of 2003, and a sharp reduction in emerging brand operating losses following a significant increase of their activities.

The decline of the Retail division's operating margin to 4.3% of pro forma sales was mainly due to a 0.4 point drop in Conforama's margin to 6.3%, essentially due to the increase in building costs following the extension of the sales areas and store renovations. This drop was also due to the 0.4 point drop in CFAO's margin to 9% following the development of new technological businesses and sales growth in North Africa.

Net financial expenses

The Group's net financial expenses amounted to €153.2 million in the first half of 2004, compared to €169.7 million in 2003.

In a period of falling interest rates, the stability of the mid-term cost of borrowing of 3.6% is explained by the increased refinancing conditions of the long-term fixed rate debt. The improvement in the Group's net financial expenses is mainly due to a reduction in average borrowings.

This improvement is mainly due to the disposals completed in 2003 and the improvement in EBITDA, despite the acquisition of Gucci shares in 2004, which only impacted two months in the first half of 2004.

Non-recurring income and charges

The Group's non-recurring charges totalled €12.7 million in the first half of 2004.

The net income on the sale of assets totalled €195.4 million and particularly included the capital gain before taxes on the sale of an additional 14.5% stake in consumer credit activities for €185.8 million.

Restructuring costs for the first half of the year totalled €59.0 million, including €51.0 million for the Luxury Goods division, €3.7 million for the Retail division (including holding companies) and €3.1 million for Rexel.

"Costs related to claims and litigation" represent a net income of €10.6 million which mainly corresponds to the net write-back of the provisions for the tax risk relating to Rexel totalling €12.3 million, following the settlement of a dispute with the Dutch tax authorities.

Other non-recurring income and charges include the write-down of Luxury Goods assets totalling €147.7 million, including €101.0 million in the Boucheron division, €15.0 million in the Sergio Rossi division and €35.5 million for Rexel following the termination of certain IT development projects. Other non-recurring items included income from the write-back of the reserve linked to the adjustment of the value of the Pinault-Printemps-Redoute treasury stock at the average price for June 2004, i.e., €84.54.

Income tax

The Group's income tax totalled €117.3 million in the first half of 2004. This included a tax charge of €8.5 million relating to non-recurring items for the period, and, in particular, a tax charge of €40.5 million generated by the capital gain on the sale of 14.5% of the consumer credit business in March 2004.

Excluding net non-recurring items, the effective tax rate stood at 26.2% for the first half of 2004, compared to 25.1% for the first half of 2003.

Consolidated net income

Consolidated net income totalled €286.0 million, up 30.1% on the first half of 2003.

Income from equity affiliates

Income from equity affiliates totalled €11.7 million for the period ended June 30, 2004, compared to €28.9 million for the period ended June 30, 2003. This sharp decrease was mainly due to the reduction in the Group's stake in the consumer credit business. The Group's stake in this division fell from 39% in the first half of 2003 to 24.5% in the first half of 2004. As such, the loss of the Group's significant influence over this business (10% stake) led to the transfer of these securities to "Non-consolidated investments" on the balance sheet.

Amortization of goodwill

Amortization of goodwill totalled €52.7 million, down 18% on the first half of 2003. This decrease mainly represents the impact of the disposals of Guilbert and Pinault Bois & Matériaux in 2003.

Minority interests

Minority interests totalled €53.9 million, compared to €66.2 million in the first half of 2003. This increase was mainly due to the significant increase in Pinault-Printemps-Redoute's stake in Gucci Group in comparison to the half year ended June 30, 2003.

Net income

Group net income after amortization of goodwill increased significantly to €191.1 million, up 61.5% on the first half of 2003.

Group net income before amortization of goodwill totalled €239.6 million, up from €177.8 million in the first half of 2003.

Net earnings per share

The weighted average number of Pinault-Printemps-Redoute shares remained stable in comparison to the first half of 2003 and totalled 120.8 million. The weighted average number of fully diluted shares totalled 135.4 million compared to 127.6 million in the first half of 2003.

Net earnings per share after goodwill amortization totalled €1.58, up €0.60 on the same period in 2003. Fully diluted net earnings per share totalled €1.53 in the first half of 2004.

Excluding net non-recurring items, net earnings per share totalled €1.68 compared to €1.67 in the first half of 2003.

4. Financial structure and cash flow statement

Fixed assets

The Group's total fixed assets as of June 30, 2003 totalled €14,763.9 million, up 7.5% with respect to June 30, 2003 and 8.8% with respect to December 31, 2003. The breakdown is shown in the table below:

(IN € MILLION)	June 30, 2004	June 30, 2003	December 31, 2003
Goodwill	3,259.8	3,544.0	3,356.0
Other intangible assets	8,597.6	6,940.6	7,104.5
Tangible assets	2,510.5	2,728.4	2,668.2
Long-term investments	396.0	522.8	436.0
Total fixed assets	**14,763.9**	**13,735.8**	**13,564.7**

The slight 2.9% decrease in goodwill with respect to December 31, 2003 was mainly due to the impact of the sale of an additional 14.5% stake in the consumer credit business and the amortization charge for the period.

Changes in "Other intangible assets" reflected the Group's increased stake in the Gucci Group.

The drop in "Net tangible assets" mainly reflects Conforama's sale of its real estate assets in Italy, and the impact of depreciation less any capital expenditures incurred during the period.

The sharp drop in "Long-term investments" is mainly due to the decrease in "Investments in equity affiliates" arising from the sale of an additional 14.5% stake in the consumer credit business in March 2004.

Working capital requirements

Operating working capital requirements totalled €1,220.8 million as of June 30, 2004, up slightly on the same period last year (0.4%), and up significantly with respect to December 31, 2003 due to the high seasonal impact on Retail business.

Changes in the Group's working capital requirements (WCR) are shown below:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Year ended December 31, 2003
WCR before receivables and payables	1,582.2	1,493.3	1,276.0
Other receivables and payables	(630.8)	(344.6)	(670.2)
Operating working capital	**951.4**	**1,148.7**	**605.8**
Non-operating working capital	269.4	67.1	50.8
Total operating working capital	**1,220.8**	**1,215.8**	**656.6**
Customer loans, net of deposits	433.0	413.1	439.9
Total WCR	**1,653.8**	**1,628.9**	**1,096.5**

The sharp 17.2% decrease in the operating working capital requirements with respect to June 30, 2003 reflects the Group's policy to control the capital employed, which, in particular, generated a significant improvement in net cash from operating activities.

The increase in the "Non-operating working capital requirements" stemmed mainly from the drop in tax liabilities following the payment in the first half of 2004 of the tax on capital gains generated in 2003 totalling €215.5 million.

Customer loans dropped slightly with respect to June 30, 2003.

Shareholders' equity

As of June 30, 2004, consolidated shareholders' equity totalled €7,540.9 million, of which €6,949.2 million was attributable to the Group. Consolidated shareholders' equity fell 12.6% with respect to December 31, 2003 due to the sharp fall in minority interests following the acquisition of Gucci shares as part of the takeover initiated in the first half of 2003.

Reserves

Reserves for contingencies and losses totalled €558.4 million as of June 30, 2004, and remained stable with respect to December 31, 2003. The change as of June 30, 2004 requires no further comment.

Net borrowings

Group net borrowings as of June 30, 2004 totalled €7,885.4 million.

The change in Group net borrowings mainly includes the acquisition cost of all Gucci shares tendered as part of the Group's takeover initiated in the first half of the year totalling €2,630.0 million after taking into account the exercise of options and the deduction of the cash received from their exercise.

Customer loans financing totalled €433.0 million as of June 30, 2004, a slight 1.6% decrease compared to December 31, 2003.

Cash flows for the fiscal year

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Year ended December 31, 2003
Net cash from operating activities before changes in working capital	**531.3**	**508.0**	**1,148.4**
Changes in working capital	(383.2)	(698.6)	(130.7)
Changes in customer loans	21.7	30.7	(0.8)
Net cash from operating activities	**169.8**	**(159.9)**	**1,016.9**
Net operating investments	(187.4)	(233.3)	(499.8)
Net financial investments	(2,646.6)	217.8	167.1
Net cash used in investing activities	**(2,834.0)**	**(15.5)**	**(332.7)**
Changes in borrowings	2,916.8	(1,329.8)	(3,877.3)
Share capital increases	2.4	104.1	(376.2)
Dividends paid by Pinault-Printemps-Redoute, parent company	(278.9)	(266.7)	(266.7)
Dividends paid to minority interests in consolidated subsidiaries	(14.3)	(17.9)	(54.6)
Net cash from/(used in) financing activities	**2,626.0**	**(1,510.3)**	**(4,574.8)**
Impact of treasury stock	139.9	(26.7)	22.5
Impact of changes in exchange rates	(18.2)	(68.6)	(76.0)
Net increase in cash and cash equivalents	**83.5**	**(1,781.0)**	**(3,944.1)**
Cash and cash equivalents at beginning of the period	**3,069.4**	**7,013.5**	**7,013.5**
Cash and cash equivalents at end of the period	**3,152.9**	**5,232.5**	**3,069.4**
Transactions with no impact on cash and cash equivalents			
- Investments in lease financing operations	9.9	154.7	91.0

As of June 30, 2004, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the period" include short-term receivables on investments of €256.7 million.

Net cash provided by operating activities totalled €169.8 million, up €329.7 million with respect to June 30, 2003. This improvement was observed across all divisions and includes the 4.6% increase in reported operating cash flow (up 15.1% after adjustment of the companies sold in the first half of 2003), the sharp decrease in working capital requirement and the drop in capital expenditure in line with the objectives announced by the Group. The change in outstanding securitized receivables had a positive impact of €14.4 million on net cash provided by operating activities compared to a negative impact of €103.8 million as of June 30, 2003.

Net financial investment, totalling €2,630.0 million, represents the acquisition cost of Gucci shares as part of the takeover, and €206 million relating to Pinault-Printemps-Redoute's commitment to purchase Gucci Group treasury shares. Other items over the period mainly include the receipt of €371.6 million from the sale of 14.5% of the consumer credit business and the payment of the tax on capital gains totalling €215.5 million in 2003.

5. Parent company net income

Parent company income from ordinary activities before taxes for the first half of 2004 totalled €275.7 million, compared to €539.1 million in the first half of 2003.

Parent company income before taxes for the first half of 2004 totalled €451.1 million compared to €1,195.9 million in the first half of 2003.

6. Other half-year information

On March 19, 2004, Pinault-Printemps-Redoute launched a €650 million bond issue, maturing on March 29, 2011, with a 5.25% coupon. This issue was increased to €800 million on July 8, 2004. Accordingly, the Group continues to strengthen its financial position by extending its debt maturity and diversifying its financing sources.

7. Subsequent event

On July 1, 2004, Redcats signed an agreement to acquire Jotex, a Scandinavian mail-order home textiles retailer. This transaction is in line with Redcats' strategy to increase its international presence and develop its home product lines.

Consolidated financial statements for the first half of 2004

Statutory auditors' report

on the limited review of the half-year consolidated financial statements
(for the period January 1 to June 30, 2004)

In accordance with our appointment as statutory auditors of your Company and pursuant to Article L.232-7 of the French Commercial Code, we have:

- performed a limited review of the accompanying half-year consolidated financial statements of Pinault-Printemps-Redoute S.A., covering the period January 1 to June 30, 2004, and
- verified the information contained in the half-year management report.

These half-year consolidated financial statements were drawn up under the responsibility of the Management Board. Our role is to state our conclusions on these financial statements based on our limited review.

We conducted our review in accordance with professional standards applicable in France. Those standards require the performance of limited procedures to provide assurance of a lesser degree than in the case of an audit, that the half-year consolidated financial statements are free of material misstatement. A review of this nature does not include all controls required by an audit, but is limited to performing analytical procedures and obtaining information deemed necessary from management and other competent persons.

Our limited review did not identify any material misstatements which call into question the true and fair view of the half-year financial position and the assets and liabilities of the Group as of June 30, 2004 and the results of its operations for the period then ended, in accordance with French accounting regulations.

Without qualifying the above opinion, we draw your attention to the change in accounting method described in note 1 of the notes to the consolidated half-year financial statements on the consolidation of certain entities in accordance with CRC Regulation No. 2004-03 dated May 24, 2004.

In accordance with professional standards applicable in France, we have also verified the information contained in the half-year management report commenting on the half-year consolidated financial statements submitted for our limited review.

We have no comment to make as to the fairness of this information or its consistency with the half-year consolidated financial statements.

Paris, September 2, 2004

The Statutory Auditors

KPMG AUDIT
Department of KPMG S.A.
Patrick-Hubert Petit

Deloitte Touche Tohmatsu
Amadou Raimi Pascale Chastaing-Doblin

(This is a free translation of the original French text for information purposes only.)

Consolidated income statement

For the half-years ended June 30, 2004 and 2003 and the fiscal year ended December 31, 2003

(IN € MILLION)	Notes	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Year ended December 31, 2003
Net sales		11,370.5	12,274.4	24,360.8
Cost of sales		(6,990.3)	(7,625.1)	(15,178.9)
Gross margin		4,380.2	4,649.3	9,181.9
Payroll expenses		(1,653.3)	(1,828.2)	(3,503.8)
Other operating income and expenses		(1,937.9)	(2,015.8)	(3,924.9)
EBITDA		789.0	805.3	1,753.2
Depreciation and amortization		(219.8)	(224,3)	(456.4)
Operating income		569.2	581.0	1,296.8
Net financial expenses	3	(153.2)	(169.7)	(313.6)
Income from ordinary activities before taxes		416.0	411.3	983.2
Non-recurring items	4	(12.7)	(206.6)	(31.0)
Income taxes	5	(117.3)	15.2	(143.0)
Net income of consolidated companies		286.0	219.9	809.2
Share in earnings of equity affiliates		11.7	28.9	54.9
Amortization of goodwill		(52.7)	(64.3)	(119.3)
Net income before minority interests		245.0	184.5	744.8
Minority interests		53.9	66.2	100.2
Attributable net income (1)	6	191.1	118.3	644.6
Earnings per share (in €)	6	1.58	0.98	5.34
Fully diluted earnings per share (in €)	6	1.53	0.98	5.08

(1) Before net non-recurring items (Note 6-1), attributable net income and earnings per share are as follows:

Attributable net income	6	202.7	202.1	573.6
Earnings per share (in €)	6	1.68	1.67	4.75
Fully diluted earnings per share (in €)	6	1.61	1.63	4.54

Consolidated balance sheet

As of June 30, 2004 and 2003 and December 31, 2003

ASSETS (IN € MILLION)	Notes	June 30, 2004	June 30, 2003	December 31, 2003
Fixed assets				
Goodwill		3,259.8	3,544.0	3,356.0
Other intangible assets		8,597.6	6,940.6	7,104.5
Property, plant and equipment		2,510.5	2,728.4	2,668.2
Long-term investments				
Investments in equity affiliates		45.5	235.0	171.6
Non-consolidated investments		154.2	112.1	83.9
Other investments		196.3	175.7	180.5
		396.0	522.8	436.0
Total fixed assets		14,763.9	13,735.8	13,564.7
Current assets				
Inventories and work-in-progress		3,404.7	3,311.7	3,417.5
Operating receivables		2,821.1	2,866.1	3,168.6
Customer loans		433.0	413.1	439.9
Non-operating receivables		869.1	1,005.5	979.3
Short-term receivables on divestments	8	-	256.7	-
Marketable securities	8	2,369.9	3,722.2	2,204.6
Cash	8	783.0	1,253.6	864.8
Total current assets		10,680.8	12,828.9	11,074.7
Total assets		25,444.7	26,564.7	24,639.4

LIABILITIES AND SHAREHOLDERS' EQUITY (IN € MILLION)	Notes	June 30, 2004	June 30, 2003	December 31, 2003
Shareholders' equity				
Share capital		489.7	489.6	489.6
Additional paid-in capital		2,165.3	2,164.0	2,164.3
Cumulative translation adjustments		292.3	431.5	264.7
Consolidated reserves		3,810.8	3,346.9	3,336.0
Attributable net income for the period		191.1	118.3	644.6
Shareholders' equity - Group share		6,949.2	6,550.3	6,899.2
Minority interests		591.7	2,360.6	1,731.5
Consolidated shareholders' equity		7,540.9	8,910.9	8,630.7
Reserves for contingencies and losses				
Retirement and related commitments		165.4	156.4	166.0
Other contingencies		393.0	371.4	392.8
		558.4	527.8	558.8
Liabilities				
Net borrowings excluding customer loans		11,038.3	10,745.4	8,101.2
Financing of customer loans		433.0	413.1	439.9
	9	11,471.3	11,158.5	8,541.1
Operating payables		5,274.4	5,029.1	5,980.3
Non-operating payables		599.7	938.4	928.5
		17,345.4	17,126.0	15,449.9
Total liabilities and shareholders' equity		25,444.7	26,564.7	24,639.4

Consolidated cash flow statement

For the half-years ended June 30, 2004 and 2003 and the fiscal year ended December 31, 2003

(IN € MILLION)	Notes	Half-year ended June 30, 2004	Half-year ended June 30, 2003	Year ended December 31, 2003
Net income of consolidated companies		286.0	219.9	809.2
Dividends received from equity affiliates		1.1	1.9	4.8
Other non-cash movements		244.2	286.2	334.4
Net cash from operating activities before changes in working capital	**7.1**	**531.3**	**508.0**	**1,148.4**
Changes in working capital	7.2	(383.2)	(698.6)	(130.7)
Changes in customer loans	7.2	21.7	30.7	(0.8)
Net cash from operating activities		**169.8**	**(159.9)**	**1,016.9**
Acquisitions of tangible and intangible assets		(206.5)	(293.9)	(707.0)
Disposals of tangible and intangible assets		19.1	60.6	207.2
Net operating investments	**7.3**	**(187.4)**	**(233.3)**	**(499.8)**
Net financial investments	7.4	(2,646.6)	217.8	167.1
Net cash used in investing activities		**(2,834.0)**	**(15.5)**	**(332.7)**
Changes in borrowings		2,916.8	(1,329.8)	(3,877.3)
Share capital increases	7.5	2.4	104.1	(376.2)
Dividends paid by Pinault-Printemps-Redoute, parent company		(278.9)	(266.7)	(266.7)
Dividends paid to minority interests in consolidated subsidiaries		(14.3)	(17.9)	(54.6)
Net cash from/(used in) financing activities		**2,626.0**	**(1,510.3)**	**(4,574.8)**
Impact of treasury shares	7.6	139.9	(26.7)	22.5
Impact of changes in exchange rates		(18.2)	(68.6)	(76.0)
Net increase in cash and cash equivalents		**83.5**	**(1,781.0)**	**(3,944.1)**
Cash and cash equivalents at beginning of the period		**3,069.4**	**7,013.5**	**7,013.5**
Cash and cash equivalents at end of the period		**3,152.9**	**5,232.5**	**3,069.4**
Transactions with no impact on cash and cash equivalents – Investments in lease financing operations		9.9	154.7	91.0

As of June 30, 2004, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the period" include short-term receivables on divestments of €256.7 million.

Consolidated statement of changes in shareholders' equity

(BEFORE INCOME APPROPRIATION) (IN € MILLION)	Number of shares outstanding [1]	Share capital	Additional paid-in capital	Cumulative translation adjustments	Consolidated reserves	Shareholders' equity		
						Group share	Minority interests	Total
As of December 31, 2002	**120,789,865**	**489.6**	**1,787.9**	**577.6**	**3613.6**	**6468.7**	**2718.6**	**9187.3**
Share capital increase/decrease	12,500	0.0	0.4			**0.4**		**0.4**
Guilbert disposal			376.0			**376.0**		**376.0**
Treasury shares						**0.0**		**0.0**
Dividends paid					(266.7)	**(266.7)**	(44.1)	**(310.8)**
Cumulative translation adjustments				(312.9)		**(312.9)**	(54.3)	**(367.2)**
Other adjustments [2]					(10.9)	**(10.9)**		**(10.9)**
Net income for the year					644.6	**644.6**	100.2	**744.8**
Changes in Group structure						**0.0**	(988.9)	**(988.9)**
As of December 31, 2003	**120,802,365**	**489.6**	**2,164.3**	**264.7**	**3,980.6**	**6,899.2**	**1,731.5**	**8,630.7**
Share capital increase/decrease	17,500	0.1	1.0			**1.1**		**1.1**
Treasury shares	1,300,000				108.9	**108.9**		**108.9**
Dividends paid					(278.9)	**(278.9)**	(25.0)	**(303.9)**
Cumulative translation adjustments				27.6		**27.6**	7.5	**35.1**
Other adjustments [3]					0.2	**0.2**	0.1	**0.3**
Net income for the period					191.1	**191.1**	53.9	**245.0**
Changes in Group structure						**0.0**	(1,176.3)	**(1,176.3)**
As of June 30, 2004 [4]	**122,119,865**	**489.7**	**2,165.3**	**292.3**	**4,001.9**	**6,949.2**	**591.7**	**7,540.9**

(1) Par value of shares set at €4 pursuant to the Management Board Decision of August 30, 2001.
(2) Change in Pinault-Printemps-Redoute's share of Finaref Group opening shareholders' equity as of January 1, 2003 (39%): pursuant to Article 6 of CRC Regulation No. 2002.03, a discount was booked against performing loans subject to the Neiertz arrangement with creditors. This was implemented for the first time on January 1, 2003 with €10.9 million booked to "Retained earnings".
(3) Change in Pinault-Printemps-Redoute's share of Rexel opening shareholders' equity as of January 1, 2003 (73.75%): pursuant to CRC Regulation No. 2004.03, special purpose vehicles in which the majority of risks and benefits fall to the Group must be consolidated with effect from January 1, 2004. This was implemented for the first time on January 1, 2004, with €0.2 million booked under "Retained earnings".
(4) Number of shares outstanding as of June 30, 2004: 122,424,480.

Information by division

The following information is presented after elimination of inter-company sales and adjustments.

(IN € MILLION)	Luxury Goods	Retail [1]	Holdings and others	"New PPR"	Rexel	Other Activities [2]	Consolidated Total
June 30, 2004							
Net sales	1,335.2	6,727.5	0.0	8,062.7	3,307.8		11,370.5
Operating income	150.4	291.8	(7.3)	434.9	134.3		569.2
Operating cash flow	214.6	419.1	(5.2)	628.5	158.5		787.0
Net operating investments	(59.9)	(106.8)	(2.5)	(169.2)	(18.2)		(187.4)
Operating fixed assets	7,661.1	4,806.9	10.2	12,478.2	1,889.7		14,367.9
Operating working capital	498.0	222.7	(26.2)	694.5	256.9		951.4
Customer loans net of deposits		433.0		433.0			433.0
Average number of employees	11,375	62,000	155	73,530	21,097		94,627
June 30, 2003							
Net sales	1,278.7	6,400.9	0.0	7,679.6	3,329.1	1,265.7	12,274.4
Operating income	120.4	283.6	(11.1)	392.9	119.3	68.8	581.0
Operating cash flow	180.4	411.9	(11.0)	581.3	139.4	85.5	806.2
Net operating investments	(118.0)	(126.3)	11.0	(233.3)	13.4	(13.4)	(233.3)
Operating fixed assets	6,028.9	5,106.6	32.3	11,167.8	1,966.5	78.7	13,213.0
Operating working capital	565.2	282.3	(3.6)	843.9	304.8		1,148.7
Customer loans net of deposits		413.1		413.1			413.1
Average number of employees	10,821	61,041	160	72,022	22,784	10,135	104,941

(1) The Retail division includes Conforama, Fnac, Mobile Planet, Printemps, Redcats including the credit and financial services division, Orcanta, Kadéos and CFAO.
(2) As of June 30, 2004, "Other activities" include Pinault Bois & Matériaux and Guilbert "Contract" activities.

Information by geographical area

The following information is based on the countries in which fully consolidated companies are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location.

(IN € MILLION)	France	Europe	Americas	Africa	Oceania	Asia	Consolidated Total
June 30, 2004							
Net sales	4,910.9	2,763.5	2,197.2	704.9	345.5	448.5	**11,370.5**
Operating income	185.0	109.2	110.3	48.1	22.5	94.1	**569.2**
Operating fixed assets	4,678.0	7,490.9	1,741.8	167.3	139.8	150.1	**14,367.9**
Average number of employees	44,362	22,847	13,236	9,143	2,227	2,812	**94,627**
June 30, 2003							
Net sales	5,600.2	3,006.7	2,260.7	637.2	305.8	463.8	12,274.4
Operating income	206.7	118.0	93.2	49.2	21.2	92.7	581.0
Operating fixed assets	4,963.4	5,920.5	1,867.4	156.1	150.1	155.5	13,213.0
Average number of employees	51,853	25,268	13,810	9,047	2,238	2,725	104,941

1. Accounting rules and methods

The interim consolidated financial statements of the Group have been prepared in accordance with *Comité de la Réglementation Comptable* (CRC) Regulation No. 99-02 and the report of the *Conseil National de la Comptabilité* on interim financial statements.

The interim consolidated financial statements have been prepared in accordance with the accounting principles described in the consolidated financial statements for the year ended December 31, 2003, except for the change in method outlined below.

On May 4, 2004, the *Comité de la Réglementation Comptable* published Regulation No. 2004-03 modifying the consolidation treatment of separate legal entities created specifically to manage an operation or group of similar operations on behalf of a company ("special purpose vehicles").

This new regulation, applicable to fiscal years beginning on or after August 4, 2003, represents a change in accounting method. As of January 1, 2004, pursuant to this regulation, the Group consolidated all special purpose vehicles in which it assumes the majority of risks and benefits.

The impact of first-time application of this regulation, calculated retrospectively, was allocated to opening consolidated shareholders' equity in the amount of €0.3 million, net of taxes. This change in method resulted in an increase in net financial indebtedness in the amount of €25.4 million.

All Group companies are consolidated based on interim financial statements for the period ended June 30, except for the Gucci Group, which is consolidated based on financial statements for the six month period ended April 30.

2. Changes in group structure

2.1. Offer to purchase Gucci Group N.V. common shares

In accordance with the commitments set forth in the Settlement and Stock Purchase Agreement ("SSPA") dated September 9, 2001 between Pinault-Printemps-Redoute, Gucci Group N.V. and LVMH Moët Hennessy-Louis Vuitton S.A., and in accordance with the Amended and Restated Strategic Investment Agreement of September 10, 2001 between Gucci Group N.V. and Pinault-Printemps-Redoute, the Group launched an offer to purchase (the "Offering") on April 1, 2004 for all the outstanding ordinary Gucci Group N.V. common shares not beneficially owned by the Group as of that date at US$85.52 per share.

On Thursday, April 29, 2004, at the end of the initial offering period, 33,267,342 Gucci shares had been tendered and not withdrawn, and 1,364,670 Gucci shares had been tendered with notices of guaranteed delivery. As of this date, the Group owned 99.23% of the Gucci Group. In accordance with the terms of the initial offering, the Group extended the Offering period (the "Subsequent Offering Period") to May 20, 2004.

On May 20, 2004, at the end of the Subsequent Offering Period, 34,906,084 Gucci shares had been tendered, increasing the Group's stake to 99.39%.

During fiscal year 2003, the Group implemented forex hedges to reduce exposure to the US dollar risk associated with its commitment. A breakdown of these hedging operations is presented in Note 23.2 to the consolidated financial statements in the 2003 reference document.

Taking into account these hedging operations, the purchase cost of all shares tendered pursuant to the Offering is €2,459 million, excluding share buy-backs following the exercise of options held by employees and €2,630 million including the exercise of options and after deduction of cash received on the exercise of these options.

In addition, Gucci Group owned treasury shares as of December 31, 2003 specifically allocated to option schemes in favour of these employees, with a net value of €206 million. In accordance with its commitment, Pinault-Printemps-Redoute purchased these shares. As of the end of the Offering Period, the number of Gucci shares not tendered was less than the higher of (i) 15% of Gucci Group shares in issue at this time and (ii) 15 million Gucci Group shares.

2.2. Other changes in Group structure

Other significant changes in Group structure during the first half of 2004 concern the following:

- Sale of 14.5% of consumer credit activities pursuant to the December 2002 agreement between the Group and Crédit Agricole SA, for €371.6 million. This transaction generated a capital gain pre-tax of €185.8 million and post-tax of €145.3 million. Subsequent to the disposal date, the residual interest of the Group in consumer credit activities (10%) is recorded in "Non-consolidated investments" in the consolidated financial statements.
- The consolidation of Italiens Financement et Participations SARL and its subsidiaries from January 1, 2004, in accordance with the change in accounting method described in Note 1. These entities were set up to finance Rexel's logistic hubs in France. This change in accounting method notably led to an increase in Group net indebtedness of €25.4 million.

2.3. Pro forma income statement

2.3.1. Group pro forma income statement

In order to provide more meaningful comparisons between the interim positions as of June 30, 2004 and June 30, 2003, pro forma income statements have been prepared based on the following principles:

- Companies divested or deconsolidated in 2004 and 2003 were removed from the scope of consolidation as of January 1, 2003;
- Companies acquired or fully consolidated for the first time in 2004 and during fiscal year 2003, are consolidated for a period of six months in 2004 and 2003;
- Companies acquired or fully consolidated for the first time in 2004 and during fiscal year 2003, are consolidated for a period of six months in 2004 and 2003;
- The 2003 interim income statements of foreign subsidiaries have been translated at the average exchange rate for the first half of 2004.

(IN € MILLION)	Half-year ended June 30, 2004 pro forma	Half-year ended June 30, 2003 pro forma
Sales	11,370.5	10,661.4
Cost of sales	(6,990.3)	(6,555.8)
Gross margin	4,380.2	4,105.6
Payroll expenses	(1,653.3)	(1,588.6)
Other operating expenses and income	(1,937.9)	(1,820.6)
EBITDA	789.0	696.4
Amortization and depreciation	(219.8)	(204.0)
Operating income	569.2	492.4

2.3.2 "New PPR" pro forma income statement

Consistent with the Group's strategy to refocus its activities launched in 2002, pro forma income statements restricted to the "New PPR" group structure were also drawn up in accordance with the same principles.

(IN € MILLION)	Half-year ended June 30, 2004 pro forma	Half-year ended June 30, 2003 pro forma
Sales	8,062.7	7,507.3
Cost of sales	(4,515.1)	(4,187.7)
Gross margin	3,547.6	3,319.6
Payroll expenses	(1,229.9)	(1,176.6)
Other operating expenses and income	(1,687.1)	(1,584.3)
EBITDA	630.6	558.7
Amortization and depreciation	(195.7)	(179.3)
Operating income	434.9	379.4

3. Net financial expenses

Net financial expenses break down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Interest expense on borrowings	(175.2)	(213.8)
Interest income from cash and cash equivalents	12.8	45.9
Interest income from long-term investments	9.3	9.1
Interest expense on operating activities	(0.1)	(10.9)
Total	**(153.2)**	**(169.7)**

4. Non-recurring items

Non-recurring items break down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Income from the sale of assets	195.4	(135.6)
Restructuring costs	(59.0)	(20.4)
Costs related to claims and litigation	10.6	(19.1)
Other non-recurring income and expenses	(159.7)	(31.5)
Total	**(12.7)**	**(206.6)**

"Income from the sale of assets" of €195.4 million primarily comprises the pre-tax capital gain of €185.8 million generated on the sale of an additional 14.5% of the consumer credit business. In 2003, this heading included the pre-tax

capital loss of €250.8 million recorded on the sale of Guilbert "Contract" activities and the pre-tax capital gain of €91.1 million generated on the sale of Pinault Bois & Matériaux.

"Restructuring costs" primarily concern the Luxury Goods division in the amount of €51.0 million, including €32.9 million relating to store closures. Restructuring costs incurred by the Retail division and Rexel totalled €3.7 million (€1.9 million in 2003) and €3.1 million (€16.2 million in 2003), respectively.

"Costs related to claims and litigation" include the write-back of a provision not used by Rexel of €12.3 million in respect of a tax dispute in the Netherlands. A payment of €4.9 million was made to the tax authorities on settlement of this dispute. In 2003, the €19.1 million expense comprised the provisions for the tax risk relating to Rexel representing €17 million.

"Other non-recurring income and expenses" mainly include the following items:

- Asset write-downs in respect of the Luxury Goods division of €147.7 million, including €101.0 million in respect of the Boucheron division and €15.0 million in respect of the Sergio Rossi division;
- IT asset write-downs of €35.5 million following the termination of certain developments by Rexel;
- The write-back of the provision for the decrease in the value of Pinault-Printemps-Redoute treasury shares of €29.1 million (charge of €26.7 million in 2003).

5. Income taxes

5.1. Breakdown of the income tax charge

The income tax charge breaks down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Income before tax *	**403.3**	**204.7**
Current tax (charge)/credit	(89.8)	38.7
Tax on distributed income	(3.9)	(2.5)
Deferred tax (charge)/credit	(23.6)	(21.0)
Total tax (charge)/credit	**(117.3)**	**15.2**
Effective tax rate	**29.09%**	**-7.43%**

* Pre-tax net income of fully consolidated companies.

5.2. Income tax excluding net non-recurring items

The income tax charge excluding non-recurring items breaks down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Income before tax *	403.3	204.7
Non-recurring items	(12.7)	(206.6)
Income before tax and non-recurring items	416.0	411.3
Total tax (charge) / credit	(117.3)	15.2
Tax on non-recurring items	(8.5)	118.3
Tax (charge) / credit excluding non-recurring items	(108.8)	(103.1)
Effective tax rate excluding net non-recurring items	**26.15%**	**25.07%**

* Pre-tax net income of fully-consolidated companies.

6. Net income and earnings per share

6.1. Adjusted net income

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Attributable net income	191.1	118.3
Interest on share equivalents	15.9	6.3
Adjusted net income	207.0	124.6

In the first half of 2004, attributable net income included a non-recurring expense of €12.7 million (€206.6 million in the first half of 2003), or €11.6 million net of tax and minority interests (€83.8 million in the first half of 2003).

Adjusted net income, excluding non-recurring items, breaks down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Attributable net income	191.1	118.3
Non-recurring items net of tax and minority interests	11.6	83.8
Net income before non-recurring items	202.7	202.1
Interest on share equivalents	15.9	6.3
Adjusted net income excluding non-recurring items	218.6	208.4

6.2. Number of shares used to calculate earnings per share

(IN SHARES)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Weighted average number of		
- common shares issued and outstanding	122,414,063	122,394,897
- common shares held as treasury shares	(1,581,340)	(1,604,615)
Total before dilution	**120,832,723**	**120,790,282**
Weighted average number of share equivalents		
- convertible bonds	14,480,488	6,810,254
- stock options	129,349	14,120
Total after dilution	**135,442,560**	**127,614,656**

The average price in June 2004 (€84.54) was used to calculate equivalent shares as of June 30, 2004 (€67.72 as of June 30, 2003).

All hybrid instruments (with Pinault-Printemps-Redoute shares as the underlying) are treated as dilutive instruments.

7. Cash flow statement

7.1. Cash flow

Cash flow breaks down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Operating cash flow	787.0	806.2
Net cash (financing activities)	(138.2)	(174.9)
Non-recurring net cash and tax charge	(117.5)	(123.3)
Net cash from operating activities before changes in working capital	**531.3**	**508.0**

7.2. Changes in working capital requirements

These changes break down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Changes in operating working capital requirements excluding customer loans	(352.4)	(712.2)
Changes in non-operating working capital	(30.8)	13.6
Changes in working capital requirements	(383.2)	(698.6)
Changes in customer loans	21.7	30.7

In the first half of 2004, the increase in securitization outstandings had a positive impact of €14.4 million on operating working capital requirements.

In the first half of 2003, the reduction in securitization outstandings had a negative impact of €103.8 million on operating working capital requirements.

7.3. Net operating investments

Net operating investments by company break down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Luxury Goods	(59.9)	**(118.1)**
Conforama	(32.4)	(35.7)
Fnac	(33.7)	(43.5)
Printemps	(14.8)	(15.7)
Redcats	(12.7)	(17.0)
Orcanta	(0.3)	0.2
CFAO	(12.7)	(14.4)
Other	(0.2)	(0.1)
Retail	(106.8)	(126.2)
Holding companies and other	(2.5)	11.0
"New PPR"	**(169.2)**	**(233.3)**
Rexel	(18.2)	13.4
Other activities		(13.4)
Total	**(187.4)**	**(233.3)**

Lease agreement investments totalled €9.9 million during the first half of 2004 (€154.7 million during the first half of 2003) and primary concerned the Luxury Goods division.

7.4. Net financial investments

Net financial investments break down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Acquisitions of non-consolidated investments	(2,757.1)	(936.1)
Divestment of non-consolidated (including the indebtedness of companies sold at the date of sale)	375.9	1,230.7
Acquisitions of other investments net of disposals	(42.3)	14.3
Net cash difference	(223.1)	(91.1)
Total	**(2,646.6)**	**217.8**

The principal investments and divestments during the first half of 2004 are detailed in Note 2. "Net cash difference" mainly concerns the payment during the half-year of tax relating to the sale of Finaref, Guilbert and Pinault Bois & Matériaux during the first half of 2003.

In the first half of 2003, the principal movements of the year concerned the sale of Guilbert and Pinault Bois & Matériaux and the Group's increased stake in Gucci Group. "Net cash difference" mainly corresponded to the payment during the period of the tax relating to the sale of Guilbert's mail-order business in October 2002.

7.5. Share capital increases

Net cash from share capital increases breaks down as follows:

(IN € MILLION)	Half-year ended June 30, 2004	Half-year ended June 30, 2003
Pinault-Printemps-Redoute share issues	1.1	0.1
Share capital increases by subsidiaries subscribed to by minority shareholders	1.3	104.0
Total	**2.4**	**104.1**

"Share capital increases by subsidiaries subscribed to by minority shareholders" during the first half of 2003 mainly included the portion of Rexel's capital increase not subscribed by the Group.

7.6. Impact of treasury shares

The impact of treasury shares on cash flow during the first half of 2004 mainly corresponds to:

- The sale of 1,300,000 Pinault-Printemps-Redoute treasury shares recorded in the Group consolidated shareholders' equity in the amount of €108.9 million;
- The marking-to-market of Pinault-Printemps-Redoute treasury shares held for allocation to employees and to stabilize the share price in the amount of €29.1 million. These shares are recorded in marketable securities in the Group financial statements.

The impact of treasury shares on cash flow during the first half of 2003 corresponded to the marking-to-market of Pinault-Printemps-Redoute treasury shares.

8. Cash and cash equivalents

Cash and cash equivalents break down as follows:

(IN € MILLION)	June 30, 2004	June 30, 2003	December 31, 2003
Short-term receivables on asset disposals [1]		256.7	
Bonds	206.1	250.9	212.6
Money-market securities	23.7	80.4	95.4
Mutual funds (SICAVs and FCPs), shares and equivalents	1,755.3	3,072.1	1,530.9
Pinault-Printemps-Redoute treasury shares	535.4	564.5	552.3
Allowances	(150.6)	(245.7)	(186.6)
Marketable securities [2]	2,369.9	3,722.2	2,204.6
Short-term deposits	670.4	1,167.8	726.9
Cash	112.6	85.8	137.9
Cash and cash equivalents	783.0	1,253.6	864.8
Total	3,152.9	5,232.5	3,069.4

(1) As of June 30, 2003, the short-term receivable on the sale of assets concerned the sale of Pinault Bois & Matériaux.
(2) As of June 30, 2004, Pinault-Printemps-Redoute treasury shares included 1,345,000 shares (1,345,000 shares as of December 31, 2003) with a net value of €113.7 million (€104.8 million as of December 31, 2003) held for allocation to employees and 3,208,467 shares (3,435,947 shares as of December 31, 2003) with a net value of €271.2 million (€267.9 million as of December 31, 2003) held to stabilize the share price.

On May 3, 2004, Pinault-Printemps-Redoute terminated the agreement with a financial intermediary entered into on May 28, 2003 aimed at increasing transaction liquidity and consistency in the share price. This agreement involved €30 million, half in cash and half in Pinault-Printemps-Redoute shares.

Pinault-Printemps-Redoute awarded the same contract to a new financial intermediary from May 26, 2004, providing €40 million, half in cash and half in Pinault-Printemps-Redoute shares. These two agreements meet the requirements of the Ethics Charter drafted by *Association Française des Entreprises d'Investigation* (AFEI).

All Pinault-Printemps-Redoute share purchases and sales during the first half of 2004, aimed at stabilizing the share price, were performed pursuant to these two agreements. 430,926 shares were purchased, including 323,692 shares under the agreement terminated on May 3, 2004 and 107,234 shares under the agreement which took effect on May 26, 2004. 658,406 shares were sold, including 491,172 shares under the agreement terminated on May 3, 2004 and 167,234 shares under the agreement which took effect on May 26, 2004.

The provision for white-downs of the value of shares were updated based on the average stock market price in June 2004 and amounted to €150.5 million for Pinault-Printemps-Redoute treasury shares (€179.6 million as of December 31, 2003).

9. Borrowings

9.1. Breakdown by category of borrowing

(IN € MILLION)	June 30, 2004	June 30, 2003	December 31, 2003
Convertible bonds	1,242.8	1,242.8	1,242.8
Other bonds	2,782.2	1,636.6	2,131.7
Confirmed lines of credit	4,197.1	4,026.3	1,791.6
Drawdowns on unconfirmed lines of credit	109.0	291.1	265.0
Other bank borrowings	1,695.1	1,954.5	1,967.2
Bank overdrafts and foreign currency advances	276.3	487.7	213.4
Bonds and bank borrowings	10,302.5	**9,639.0**	**7,611.7**
Commercial paper	854.1	902.5	613.0
Employee profit-sharing	71.7	71.9	68.8
Other borrowings	19.3	227.5	19.4
Obligations under finance leases	223.7	317.6	228.2
Total	**11,471.3**	**11,158.5**	**8,541.1**

The change in gross borrowings breakdown during the first half of 2004 was primarily due to new bonds issues in July 2003 and March 2004 and an increase in drawdowns on confirmed lines of credit.

As of June 30, 2004, bonds represented 35.1% of gross borrowings compared to 25.8% as of June 30, 2003 and 39.5% as of December 31, 2003.

As of June 30, 2004, Rexel gross debt totalled €503.8 million (€604.9 million as of December 31, 2003).

9.2. Breakdown by interest rate

	June 30, 2004	June 30, 2003	December 31, 2003
Average fixed rate of interest	4.5%	3.8%	3.8%
Average floating rate of interest	2.9%	3.4%	3.1%
Average rate of interest for the period	3.6%	3.6%	3.4%

The above interest rate information takes into account outstanding hedging transactions.

In a period of falling interest rates, the stability of the average rate is primarily due to increased terms and conditions of long-term borrowings issued at fixed-rate, in order to refinance redemptions of OCEANE bonds (bonds convertible into existing or new common shares) issued in 1999 and 2001.

9.3. Compliance with financial ratios

Pinault-Printemps-Redoute confirmed lines of credit must comply with certain financial ratios (Consolidated net financial debt / Consolidated EBITDA, Consolidated EBITDA / Consolidated net interest expense and Consolidated net financial debt / Consolidated shareholders' equity). In 2003, the account headings used to calculate these ratios were redefined with effect from June 30, 2004, in line with changes in Group strategy and the decision to sell Rexel. The account heading definitions now include the Group's stake in Rexel as a marketable security up until 2005, valued at stock market value for calculation purposes.

Ratio levels to be complied with are as follows:

- Consolidated net financial debt / Consolidated EBITDA: 4.25 as of June 30, 2004 and 3.85 as of December 31, 2004;
- Consolidated EBITDA / Consolidated net interest expense: 4.2 as of June 30, 2004 and December 31, 2004;
- Consolidated net financial debt / Consolidated shareholders' equity: 0.9 as of June 30, 2004 and 0.8 as of December 31, 2004.

All ratios were complied with as of June 30, 2004.

10. Changes in risk and off-balance sheet commitments for the first half of 2004

10.1. Compulsory buy-out of Gucci shares

Following the success of the Offering, the Group launched a compulsory buy-out before the Dutch courts for the remaining Gucci shares not tendered under the Offering. Completion of a compulsory buy-out is scheduled for fiscal year 2005. As such, the Group assesses its maximum commitment at US$54 million.

10.2. Changes in commitments given and received with respect to Group divestments in 2002 and 2003

10.2.1. Overview of vendor warranties given in connection with the sale of consumer credit activities, Guilbert, and Pinault Bois & Matériaux

Divestment	Vendor warranties
October 2002 Sale of Guilbert mail-order to Staples	Standard two-year liability warranties, capped at €15 million.
December 2002 Sale of Facet to Cetelem	No asset or liability warranties.
December 2002 Sale of Finaref	Pursuant to the sale of 61% of the share capital and voting rights in Finaref and Finaref Nordic to Crédit Agricole SA in December 2002, usual asset warranties were granted, capped at 20% of the selling price and expiring in April 2005. No additional warranties were granted in respect of the sale of two further stakes of 14.5% each in December 2003 and March 2004.
May 2003 Sale of Guilbert "Contract" to Office Depot	Standard two-year liability warranties, except for tax-related warranties granted for a period equal to the legal time limits. The purchaser is only entitled to compensation: (i) if the amount of the loss or series of losses of the same source and nature exceeds €60,000 and the total amount of losses exceeds €8 million, subject to a maximum of €90 million, and (ii) if the request for compensation is submitted before March 11, 2005, except for tax aspects (legal time limit).
June 2003 Sale of Pinault Bois & Matériaux to Wolseley	Saprodis granted general asset and liability guarantees expiring June 2005 and capped at €53 million of the selling price. General asset and liability guarentees: • individual threshold of €50,000 and overall threshold of €3,000,000; • maximum of 20% of the selling price up to June 30, 2005 for general claims and warranties; • specific maximum of 20% for tax claims subject to corporate income tax time limits, and 10% for tax claims with time limits of more than 3 years; • specific maximum of 45% of the selling price for claims and warranties given in respect of off-balance sheet commitments; • term: the warranties expire on June 30, 2005 and on the expiry of tax and employee-related time limits.

10.2.2. Changes in commitments given and received as of June 30, 2004

Changes in commitments given and received following the sale of Guilbert's "Contract" business

In May 2003, Pinault-Printemps-Redoute transferred control of Guilbert S.A. to Office Depot for an enterprise value of €815 million. The sales agreement requires payment of an additional consideration of €40 million by the purchaser to the Group if the Office Depot stock price exceeds US$20 during 5 consecutive trading days in the 18 months following May 23, 2003.

In April 2004, Pinault-Printemps-Redoute chose to waive 25% of this potential additional consideration, it being similar to an option on the performance of the Office Depot share. Accordingly, the Group received a premium of €5.6 million, in the first half of 2004.

Other changes in commitments

To the best of the Group's knowledge, there were no other material changes in commitments given or received by the Group as of June 30, 2004 in respect of divestments during 2002 and 2003, except for those detailed in the above section.

10.3. Securitization and similar

As of June 30, 2004, securitized trade receivables outstandings totalled €788.2 million (€770.2 million as of December 31, 2003).

10.4. Other commitments given

To the Group's knowledge, no other material off-balance sheet commitments arose during the first half of 2004 other than those presented in this document, which completes the Reference Document filed with the *Autorité des Marchés Financiers* (French Securities Regulator) under the number No. D.04-0264.

10.5. Claims and litigation

To the Group's knowledge, no particular litigation arose during the first half of 2004 or after June 30, 2004 that could have a material impact on the financial position, activities or consolidated net income of Pinault-Printemps-Redoute.

11. Subsequent events

Subsequent events are presented in the Management report.

1. Overview of the IFRS transition project

1.1. Regulatory context

In compliance with European regulation No. 1606/2002 of July 19, 2002, the Group will draw up its consolidated financial statements according to international standards IFRS and IFRS 1, First-Time Adoption of International Financial Reporting Standards, as of fiscal year 2005 with a comparison to fiscal year 2004.

1.2. Project progress

Internal project organization

In preparation of its IAS/IFRS transition, the Group has launched a project to prepare for the implementation of these standards and its upgrade of the information and consolidation systems by the first half of 2005. The project steering committee, which reports to the head of financial control and offers the required expertise in terms of finance, IT and management, meets on a regular basis to monitor the project's development. The progress of the project will be reported periodically to the Audit Committee, in collaboration with the Statutory Auditors.

The project involves the analysis of the differences between the accounting policies currently applied by the Group and those to be adopted in 2005, with estimates of their impact on the financial statements and information systems, the development of tools and training for subsidiaries and the preparation of the financial statements in accordance with IFRS.

The coordination of the project requires the deployment of a conversion process across the Group's subsidiaries which takes into account complex issues relating to its various businesses, the number of countries in which it operates and the training to be provided for operational and financial managers. This process also implies a significant effort for the collection and analysis of data with timeframes adapted to the operational restrictions.

Where necessary, assistance is sought from experts, such as for the valuation of stock options in accordance with IFRS 2, or the appraisal of real estate in accordance with IAS 16.

IAS/IFRS impact

At this stage of the project, the Group has pinpointed the main differences between the measurement and disclosure methods defined in the international standards and the current accounting policies described in the notes to the consolidated financial statements. However, these differences do not take into account the revised versions of standards pending approval by the European Accounting Regulation Committee, or the drafts standards which are still in exposure draft form at the IASB (International Accounting Standard Board) level.

The Group is continuing to adapt its information systems for the application of these standards. Similarly, the current development of the financial reporting system and its deployment by all Group entities will facilitate the implementation of the requirements brought about by application of the international standards. Specific training on the new reporting system and the adoption of the international standards began in early 2004 and shall continue until the last quarter of 2004.

Finally, the Group's accounting framework is currently being updated in order to incorporate the documentation relating to the new international standards.

2. Group choices for application of IFRS 1 – First-time adoption

As the date of transition has been set for January 1, 2004, the first set of IFRS financial statements shall be drawn up as from this date, as though IAS/IFRS had always been applied, with the exception of certain optional exemptions set forth in IFRS 1. Following an analysis of the exemptions proposed by IFRS 1, the Group is considering, in particular, the following accounting treatments:

■ **Business combinations:** the Group has yet to definitively approve the choice of whether to opt for the restatement of business combinations prior to the date of transition. Under IFRS 3, goodwill shall no longer be amortized as from January 1, 2004 but shall be subject to a systematic impairment test each year in accordance with IAS 36. Goodwill is currently amortized on a straight-line basis over a period not exceeding forty years.

■ Revaluation of **property, plant and equipment** at their fair value and the use of this fair value as its supposed cost: For its first-time adoption, the Group is considering the application of this optional exemption to certain fixed assets. For subsequent recurrent revaluations, the Group shall adopt the amortized cost method for the valuation of all Property, Plant and Equipment.

■ **Employee benefits:** the Group is considering the option set forth in IFRS 1 to book all actuarial gains and losses at the date of transition against opening equity.

■ **Total exchange differences:** the Group is considering the use of the optional exemption enabling the cancellation of all exchange differences as of the date of transition against consolidated reserves. This option shall not impact the Group's opening equity, or future net income, except for the sale of an activity abroad. Accordingly, the capital gain or loss recognized in profit or loss shall exclude the exchange differences arising after the date of transition.

■ **Financial instruments:** the Group has opted to apply the IFRS standards as from January 1, 2005 in accordance with the option set forth in IAS 32 and IAS 39.

□ **Assets and liabilities of subsidiaries, or associates or joint ventures:** paragraph 25 of IFRS 1 states that if an entity becomes a first-time adopter later than its subsidiary, the entity shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary. As the Gucci Group has already prepared its financial statements in IFRS format prior to the first-time adoption date, the Group shall do likewise for the preparation of its opening balance sheet.

3. Areas of divergence identified upon application of the international standards

3.1. Non-current assets held for sale and discontinued operations (IFRS 5)

IFRS 5 imposes the specific recognition and disclosure of assets (or group of assets) held for sale and discontinued operations. The Rexel group, which is intended to be sold in a foreseeable future, fulfills the criteria for this treatment laid down in IFRS 5. This subsidiary constitutes a group of assets which shall be measured at the lower of its net carrying amount and fair value less costs to sell.

At the date of transition, and in connection with the classification of Rexel as non-current assets held for sale, the net carrying amount of Rexel's assets and liabilities shall be measured based on the IFRS primary basis of accounting: the group of assets represented by Rexel, taken in its entirety, constitutes one of the Group's cash generating units that shall be subject to an impairment test in accordance with IAS 36. As from this date, and in accordance with IFRS 5, the Group shall cease to amortize this group of assets and its component assets.

The classification of assets as held for sale in accordance with IFRS 5 implies a specific disclosure format:

- the separate presentation in the balance sheet of the component assets and liabilities of a group of assets held for sale with no offsetting;
- the presentation in the income statement of a line item presenting the post-tax gain or loss of a group of assets held for sale;
- the separate presentation of the net cash flows of activities held for sale by separating the operating, investing and financing activity cash flows.

3.2. Income taxes (IAS 12)

In accordance with the current French principles applied by the Group, the taxable timing differences arising from the recognition of differences in the valuation of unamortized intangible assets which cannot be sold separately from the acquired entity, shall not generate a deferred tax liability. However, as IAS 12 does not provide for any exemption for this class of timing difference, it must systematically generate the recognition of a deferred tax liability, even if unrealized. The impacts of applying IAS 12 to the opening balance sheet at the date of transition are dependent on the Group's choices as to the retrospective restatement of business combinations (refer to paragraph 2 of this document).

In accordance with IAS 12, the Group shall also recognize, where necessary, a deferred tax liability in respect of the timing differences arising from investments in equity affiliates and non-consolidated investments held at the date of transition.

By analogy to this principle, the treatment of the Rexel subsidiary in accordance with IFRS 5 will imply the recognition of a deferred tax liability in respect of the difference between the subsidiary's taxable value and its net carrying amount in the Group's consolidated financial statements at the date of transition.

3.3. Property, plant and equipment (IAS 16)

The method proposed by IAS 16 and adopted by the Group for the recurrent valuation of Property, Plant and Equipment is the acquisition cost method less any recognized depreciation and impairment losses, in contrast to the exemption selected for first-time adoption to revalue certain items of tangible assets. Property, Plant and Equipment shall be depreciated over their useful lives taking into account the per component approach. A review of the Group's depreciation periods in comparison to the useful lives of each component is currently in progress for all of the Group's tangible assets.

3.4. Intangible assets (IAS 38)

The main impact identified at the date of transition concerns the reclassification under goodwill of intangible assets recognized under the previous primary basis of accounting and which do not meet the IAS 38 definition of an intangible asset, particularly market shares and purchased goodwill recognized during business combinations.

For the recurrent application of IAS 38, intangible assets with an indefinite useful life shall no longer be amortized but subjected to an annual impairment test.

3.5. Financial instruments (IAS 32/IAS 39)

As indicated in paragraph 2 of this document, the Group plans to apply IAS 32/IAS 39 as from January 1, 2005. Notwithstanding the consequences of the operational set-up of derivative instruments which qualify for hedge accounting with respect to the standard and the corresponding adaptation to the management principles or the consequences of the valuation of non-consolidated investments in the process of being measured, the Group has, in particular, identified the following impacts:

- Treasury shares allocated to employees and used to stabilize the stock price, which under French GAAP were recognized as marketable securities, shall be deducted from consolidated equity. This classification will also have an immediate accretive impact on the earnings per share as this will generate a reduction in the number of shares used for this calculation;
- Hybrid instruments issued by the Group (mainly debenture loans with the option to convert into or exchange for new shares) shall be recognized by separating the "debt" component from the "equity" component. Under French GAAP, these instruments are currently recorded in their entirety under borrowings.

3.6. Share-based payment (IFRS 2)

The application of IFRS 2 as from January 1, 2005, will impact the recognition of equity compensation plans. For equity-settled plans, this standard only applies for plans granted after November 7, 2002 and for which rights are not vested as of January 1, 2005. Application of this standard will impact the restated 2004 profit or loss, as well as future profit or loss as rights are vested.

3.7. Other standards

Inventories (IAS 2)

The IAS 2 standard imposes the recognition of inventories at the lower of cost and net realizable value. Techniques for the measurement of the cost of inventories, such as the standard cost method or the retail method, may be used for convenience if the results approximate cost. The listing of inventories by the Group did not reveal any major differences with current practices.

Leases (IAS 17)

IAS 17 defines finance and operating leases. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset, with all other leases classified as operating leases. Finance leases are recognized under assets as fixed assets and under liabilities as borrowings at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.

As the Group has opted for the preferred method in CRC Regulation 99-02, application of this standard is not expected to generate any major impact.

Presentation of the financial statements

In addition to the changes in the presentation introduced by IFRS 5, application of IAS 1 – Presentation of financial statements and, to a lesser extent, standards IAS 7 – Cash Flow Statements and IAS 14 – Segment Reporting, shall modify the presentation of the financial information.

In particular, the presentation of the income statement will result in the removal of exceptional items and the reclassification of any goodwill impairment losses as operating income. Furthermore, the consolidated balance sheet shall also make a distinction between current and non-current items.

At this stage of the project, the other IAS/IFRS standards have not revealed any other major differences between current practices and the international standards.

4. Scheduled financial communications calendar

The procedures already implemented by the Group and the timely progress of the project should enable the following schedule to be met:

October /November 2004	Preparation of the opening balance sheet as of January 1, 2004
March 2005	Publication by the Group of the opening IFRS balance sheet as of January 1, 2004, the reconciliations with the current framework in accordance with IFRS 1, the 2004 income statement and balance sheet for the period ending December 31, 2004 and the cash flow statement for fiscal year 2004 under IAS/IFRS.
September 2005	Publication of the half-year financial statements for the period ending June 30, 2005 and the pro forma financial statements for the period ended June 30, 2004 under IAS/IFRS.
March 2006	Publication of the financial statements for the year ending December 31, 2005 and the 2004 pro forma financial statements under IAS/IFRS.

The following information has been added at the request of the *Autorité des Marchés Financiers* (AMF) to the Reference Document filed on March 16, 2004. This does not impact the financial statements and management report of Pinault-Printemps-Redoute for the year ended at December 31, 2003 as approved by the Management Board.

1. Compliance with financial ratios

See page 40.

2. Other off-balance sheet commitments and contingencies

The notes described below refer to the notes to the December 31, 2003 consolidated financial statements appended to the Reference Document filed on March 16, 2004 with the AMF.

2.1. Operating leases

Some Group companies are lessees under real estate and/or equipment leases under binding agreements for a term of more than one year, which may include a rent indexation clause.

Future minimum payments due under these leases are as follows:

(IN € MILLION)	December 31, 2003	December 31, 2002
n+1	476.6	530.1
n+2	383.1	411.1
n+3	317.3	338.4
n+4	269.4	291.0
n+5	221.1	268.0
Beyond	818.7	986.7
Total	**2,486.2**	**2,825.3**

2.2. Commitment to purchase Gucci Group shares

Description of the bid and the timetable

In connection with the Amended and Restated Strategic Investment Agreement ("RSIA"), between Pinault-Printemps-Redoute and Gucci Group N.V. signed on September 10, 2001, Pinault-Printemps-Redoute undertakes to launch a bid (the "Bid") at US$101.50 per Gucci share with settlement on April 30, 2004, at the latest.

At the Annual General Meeting on July 16, 2003, Gucci Group shareholders approved a special dividend payment of €13.50 per share via a return on equity. In accordance with Article 2.6 of the RSIA, independent Gucci Group Board members adjusted the price of the Bid by US $15.98 per share, which represents the equivalent of €13.50 in US$ based on the exchange rate on the day of payment (October 2, 2003) published by the European Central Bank, or €15.78, plus the interest rate in US$, determined by applying 2.15% (representing the 3-month Libor on October 2, 2003 in US$ plus 100 basis points) to US $15.78 for the period from October 2, 2003 to April 30, 2004, or US$0.20. Following this adjustment and in line with the RSIA, the price per share of the Bid was set at US$85.52 per share.

On February 16, 2004, Gucci Group announced that, following the notification of the Financial Market Authorities of the Netherlands, the documents relating to the Bid will be submitted to the U.S. Securities and Exchange Commission and will be available in the Netherlands as of April 1, 2004. The documents relating to the Bid were initially scheduled for release on March 22, 2004, but it was decided that Gucci Group shareholders would be better informed as to the Bid following the release of Gucci's fiscal year 2003 results, scheduled for March 30, 2004, and the related documents. The expiry date of the Bid is April 29, 2004, with payment by Pinault-Printemps-Redoute to custodians on April 30, 2004. If, following the Bid, the number of Gucci Group shares not included in the Bid is lower than whichever is greater of (i) 15% of the Gucci Group shares issued or (ii) 15 million Gucci shares, Pinault-Printemps-Redoute will be required to extend the Bid according to the terms of applicable stock market regulations.

Assessment of the maximum commitment of Pinault-Printemps-Redoute

Based on the number of outstanding shares as of December 31, 2003, excluding employee stock options potentially exercisable prior to the end of the Bid, the Group's maximum commitment stands at US$2.8 billion. Based on the number of outstanding

shares as of December 31, 2003 and the highly likely assumption that employees holding stock options will exercise their options in full prior to the end of the Bid, the Group's maximum commitment totals US$2.9 billion, after accounting for the cash received upon exercise of the stock options.

During the period, the Group set up currency hedge transactions to cover dollar risk exposure arising from this commitment. The amounts of these hedge transactions are outlined in Note 23.2 of the consolidated financial statements.

Accounting for these hedge transactions and on the basis of an euro/dollar exchange rate identical to that of December 31, 2003 on the non-hedged portion, the Group's maximum commitment stands at €2.5 billion, excluding employee stock options potentially exercisable prior to the end of the Bid, and €2.6 billion after taking these items into account and deducting the cash received upon exercise of the options.

Gucci Group also holds treasury shares intended for allocation to Gucci Group employees under stock option plans. In accordance with French accounting standards, these shares are booked as marketable securities in the Group's consolidated financial statements. Pinault-Printemps-Redoute has comitted to purchase these shares at the Bid price, i.e., US$85.52 per share, provided that, following the Bid, the number of Gucci Group shares not included in the Bid is lower than whichever is greater of (i) 15% of the Gucci Group shares issued or (ii) 15 million Gucci Group shares. Based on this assumption, the Group's additional commitment totals US$254 million.

2.3. Overview of vendor warranties given in connection with the sale of consumer credit activities, Guilbert, and Pinault Bois & Matériaux

Divestment	Vendix warranties
October 2002 Sale of Guilbert mail-order to Staples	Standard two-year liability warranties, capped at €15 million.
December 2002 Sale of Facet to Cetelem	No asset or liability warranties.
December 2002 Sale of Finaref	Pursuant to the sale of 61% of the share capital and voting rights in Finaref and Finaref Nordic to Crédit Agricole SA in December 2002, usual asset warranties were granted, capped at €505 million of the selling price and expiring in April 2005. No additional warranties were granted in respect of the sale of two further stakes of 14.5% each in December 2003 and March 2004.
May 2003 Sale of Guilbert "Contract" to Office Depot	Standard two-year liability warranties, except for tax-related warranties granted for a period equal to the legal time limits. The purchaser is only entitled to compensation: (i) if the amount of the loss or series of losses of the same source and nature exceeds €60,000 and the total amount of losses exceeds €8 million, subject to a maximum of €90 million, and (ii) if the request for compensation is submitted before March 11, 2005, except for tax aspects (legal time limit).
June 2003 Sale of Pinault Bois & Matériaux to Wolseley	Saprodis granted general asset and liability guarantees expiring June 2005 and capped at €53 million of the selling price. General asset and liability guarentees: • individual threshold of €50,000 and overall threshold of €3 million; • maximum of €53 million of the selling price up to June 30, 2005 for general claims and warranties; • specific maximum of €53 million for tax claims subject to corporate income tax time limits, and €26 million for tax claims with time limits of more than 3 years; • specific maximum of €118 million of the selling price for claims and warranties given in respect of off-balance sheet commitments; • term: the warranties expire on June 30, 2005 and on the expiry of tax and employee-related time limits.

2.4. Changes in commitments given and received following the sale of Guilbert's "Contract" business

In May 2003, Pinault-Printemps-Redoute transferred control of Guilbert S.A. to Office Depot for an enterprise value of €315 million. The sales agreement requires payment of an additional consideration of €40 million by the purchaser to the Group if the Office Depot stock price exceeds US$20 during 5 consecutive trading days in the 18 months following May 23, 2003.

2.5. Commitments given and received as part of sales within the Credit and Financial Services division

As part of the agreement signed in December 2002, whereby the Group sold 61% of the share capital and voting rights in Finaref and Finaref Nordic to the Crédit Agricole Group, an option to purchase (and reciprocal option to sell) was granted to the Crédit Agricole Group by Pinault-Printemps-Redoute S.A. for an additional 29% stake in one year and 10% over twenty years by Redcats (7.4%), Fnac (1.2%) and Printemps (1.4%), respectively.

In line with the accelerated growth of the consumer credit activities of Crédit Agricole S.A., the Group sold 14.5% of its Credit and Financial Services division to Crédit Agricole S.A. in December 2003 for €372 million. This sale is part of the agreement signed in December 2002 which initially stipulated that Crédit Agricole S.A. would purchase a 29% stake from the Group within one year.

Pinault-Printemps-Redoute S.A. has an option to sell, and Crédit Agricole S.A. has an option to buy the remaining 14.5% as of March 29, 2004 for a period of three months at a price equivalent to €372 million.

As regards the 10% portion, the options may be exercised between December 21, 2022 and December 20, 2032 for whichever amount is higher between (i) 10% of the total price (i.e. €2,525 million) plus annual interest of 5.20% with a 70% multiplier or (ii) 10% of the total price multiplied by the total of performing loans at the date the option is exercised and divided by the total of performing loans as of June 30, 2002. The resulting amount will be increased by any additional equity contribution made during the period and decreased by any fractional dividends in excess of 30% of the net earnings paid out by Finaref and Finaref Nordic.

2.6. Other commitments linked to sales

Excluding the liability warranties listed above in Section 2.3., vendors' warranties comprising the standard warranties have been given to the buyers of other businesses sold by the Group.

2.7. Other commitments given

Discounted bills

The Group holds discounted bills which totalled €19.7 million as of December 31, 2003.

Assignment of commercial receivables

Via Rexel, the Group is involved in several ongoing programmes to assign commercial receivables, notably in France, the United Kingdom, the United States, Canada and Australia, which mature between 2004 and 2008 (France and the United States). These transactions take the form of a definitive assignment to a securitised debt fund or financial institutions. Collection is managed by the Group on behalf of the assignee.

As a guarantee given by the Group, the amount of receivables assigned was subject to deferred settlement or, where appropriate, settlement via subordinated shares in the securitised debt fund.

These programmes are subject to the standard clauses in terms of management, collection and the quality of the portfolio of receivables assigned. Any failure to comply with these clauses could result in the termination of these programmes.

The outstanding amount of receivables assigned appears in the table of off-balance sheet commitments in the amount of €770.2 million as of December 31. The amount of residual interest (deferred price and subordinated shares) stood at €203.9 million as of December 31, 2003.

The costs incurred on these programmes are booked as interest expenses.

Contractual obligations

The table below presents all Group commitments and contractual obligations as of December 31, 2003, excluding all pension and retirement commitments and obligations presented in Note 20, and the Group commitment to purchase Gucci shares described in Note 25.2:

(IN € MILLION)	Total	Amount of commitments by period		
		Less than 1 year	1 to 5 years	More than 5 years
Long-term financial liabilities (Note 22.1)	8,541.1	3,294.5	4,234.1	1,012.5
Simple lease agreements (Note 25.1)	2,486.2	476.6	1,190.9	818.7
Binding purchase obligations (1)	329.2	117.0	138.2	74.0
Assignment of receivables (Note 25.7.2)	770.2	247.3	522.9	-
Total commitments given	**12,126.7**	**4,135.4**	**6,086.1**	**1,905.2**
Commitment to purchase consumer credit activites (2)	720.6	371.6	-	349.0
Total commitments received	**720.6**	**371.6**	-	**349.0**

(1) *The binding purchase obligations notably include €191.8 million in fees payable by Rexel as of December 31, 2003 arising from service agreements signed as part of its policy to outsource its IT resources.*

(2) The commitments to purchase consumer credit activities are estimated (excluding surcharges) based on methods defined in Section 25.5.

Other commercial commitments

As of December 31, 2003, other commercial commitments break down as follows:

(IN € MILLION)	Total	Amount of commitments by period		
		Less than 1 year	1 to 5 years	More than 5 years
Confirmed lines of credit (Note 22.5)	7,686.0	1,872.0	5,814.0	
Letters of credit	3.4	3.4		
Other guarantees received	49.1	33.9	2.7	12.5
Total commitment received	**7,738.5**	**1,909.3**	**5,816.7**	**12.5**
Guarantees given to banks ensuring cash pooling	25.2	25.2		
Guarantees on rent, property guarantees	57.8	2.0	0.7	55.1
Guarantees on lease agreements	115.6	99.2	14.3	2.1
Other commercial commitments (of which customs guarantees)	59.3	30.8	27.4	1.1
Total commitments given	**257.9**	**157.2**	**42.4**	**58.3**

Guarantees and other collateral

As of December 31, 2003, the Group's guarantees and other collateral break down as follows:

(IN € MILLION)	Beginning of guarantee	Expiry of the guarantee	Amount of the asset pledged	Total balance sheet account (net book value)	Corresponding %
Intangible assets	November 2003	November 2006	8.4	10,460.5	0.1%
Tangible assets	February 2001	February 2009	204.8	2,668.2	7.7%
Financial assets (1)	April 2003	March 2004	351.9	436.0	80.7%
Total assets pledged as collateral			**565.1**	**13,564.7**	**4.2%**

(1) Including €327 million linked to the pledge of Finaref shares (Note 22.5).

Other commitments given

To the Group's knowledge, no other significant off-balance sheet commitment exists other than those presented in the Reference Document.

2.8. Group dependence on patents, licences and supply contracts

Brylane has a trademark licence agreement for the use of the Lane Bryant and Lerner trademarks up to October 20, 2007 without payment of any licence fees. These catalogues posted sales of €349.6 million in 2003 (€408.2 million in 2002).

Brylane also has an exclusive licence for the distribution of a selection of Brylane products included in the "Women's View", "Smart Choice" and "Big and Tall" catalogues to Sears customers. Sales in 2003 for these catalogues amounted to €69.3 million (€93.1 million in 2002).

Apart from the two licences referred to above, the Group is not dependent on any patents, licences or supply contracts.

2.9. Claims and litigation

Group companies are involved in a number of lawsuits or disputes that arise in the normal course of business, including litigation with tax or customs authorities. Reserves for contingencies and charges have been made for the probable estimated cost to the Group's entities, based on the advice of legal counsel. Based on the Group's legal counsel, no litigation currently in progress is likely to have a material impact on normal and foreseeable operations or the planned development of the Group or any of its subsidiaries.

To the best of management's knowledge, there are no claims or litigation, either in process or pending, likely to have a material impact on the Group's operating results or financial position that are not adequately covered by reserves recorded in the balance sheet.

To the Group's knowledge, no particular litigation arose during or after the close of the 2003 financial year that could have a significant impact on the financial position, activity or consolidated net income of Pinault-Printemps-Redoute.

September 28, 2004

Strong operating performance* by Luxury Goods in the second quarter of 2004

In order to take into account the difference in closing dates between Pinault-Printemps-Redoute and Gucci Group, on September 28, 2004 Pinault-Printemps-Redoute released key performance indicators* of its Luxury Goods business for the period May through July 2004, corresponding to the second quarter of Gucci Group's accounts.

The closing dates of Pinault-Printemps-Redoute and Gucci Group will be aligned as of January 1, 2005.

(IN € MILLION)	Q2 2004	May-July Q2 2003	Change
Sales	641.0	583.7	+9.8%
Gross margin	422.8	375.6	+12.6%
(as a % of sales)	*66.0%*	*64.3%*	*+1.7 point*
EBIT	65.0	26.8	+142.9
(as a % of sales)	*10.1%*	*4.6%*	*+5.5 points*

*Estimated results, unaudited data from May to July in accordance with French accounting standards.

Commenting on these figures, Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board, announced: *"This quarter, during which Pinault-Printemps-Redoute took operational control of Gucci Group, was marked by a sharp upward trend in both sales and profitability. This contrasts with the previous quarter's results, which were notably affected by non-recurring items. This performance reflects the quality of our main brands and the significant potential for profitable growth of our Luxury Goods business within the 'New PPR'. Robert Polet, CEO of Gucci Group, will present the development strategy for the Luxury Goods division before the end of the year."*

Sales

Sales of the Luxury Goods division were up 9.8% based on reported data and 15.9% on a comparable basis** in the second quarter of 2004.

- Healthy performance by all the main brands

This sharp increase reflects Gucci's excellent performance (up 16.4% on a comparable basis) across all product categories and on the major markets, the sustained growth of YSL Beauté (up 9.7%) and even more impressive growth by Yves Saint Laurent (up 22.5%), driven by the sharp increase in retail sales by directly operated stores (up 54.5%) and the remarkable development of Bottega Veneta (up 76.6%). The other brands pursued their development.

- Growth in all regions of the world

Sales growth proved especially strong in Europe (up 13.8%), in Asia Pacific excluding Japan (up 30.5%) and in the United States (up 18.0%). In Japan, sales were up 6.5%.

- Dynamic growth in most product categories

The double-digit rise in sales across virtually all product categories notably reflected the strong 23.9% growth in leather goods. Leather goods sales increased by 18.7% for Gucci, 27.8% for Yves Saint Laurent and 88.1% for Bottega Veneta, and accounted for 36.5% of total Luxury Goods sales for the quarter. Ready-to-wear was up substantially by 15.6%, driven by Gucci and Yves Saint Laurent. The watches business developed at a steady pace, with a 21.2% increase in sales,

***On a comparable scope, exchange rate and trading day basis.*

notably within Gucci. The cosmetics and beauty care lines rose by 13.9% and 16.7% respectively, reflecting the strong performance of YSL Beauté in the quarter, particularly due to the Yves Saint Laurent brand.

Gross margin

The Luxury Goods gross margin rose 12.6% on a reported basis, representing stronger growth than reported sales. On a comparable basis, the gross margin rose by 21.5%, compared with a 15.9% increase in sales.

Change in gross margin in the main brands

May-July 2004/03	Reported	Comparable
Gucci	+8.6%	+19.0%
Yves Saint Laurent	+45.4%	+57.5%
YSL Beauté	+13.3%	+19.6%
Bottega Veneta	+54.3%	+69.8%

The rise in the gross margin of the Luxury Goods division reflected the strength of some product categories, including leather goods.

EBIT

EBIT amounted to €65 million, compared with €26.8 million in the second quarter of 2003.

This €38.2 million increase is primarily due to the €15.3 million growth in EBIT of Gucci and a reduction in operating losses of €3.9 million for Yves Saint Laurent and €13.6 million for YSL Beauté. Bottega Veneta reached the breakeven point for the first time during the quarter. The other brands (Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney, Balenciaga) and Corporate reduced their operating losses by €2.6 million over the quarter.

The sharp increase in EBIT in the second quarter reflects the strong operating leverage of the Luxury Goods activities in a period of business growth and healthy gross margins.

Sales in the second quarter of 2004 (May-July) by division

(IN € MILLION)	Reported			Comparable basis *		
	Q2 04	Q2 03	%	Q2 04	Q2 03	%
Gucci Division	392.8	361.8	+8.6%	392.8	337.5	+16.4%
Yves Saint Laurent	42.2	35.6	+18.6%	42.2	34.4	+22.5%
YSL Beauté	123.7	115.9	+6.7%	123.7	112.8	+9.7%
Bottega Veneta	24.8	15.1	+64.2%	24.8	14.1	+76.6%
Others	57.4	55.3	+3.8%	57.4	54.2	+6.0%
Total	**641.0**	**583.7**	**+9.8%**	**641.0**	**553.0**	**+15.9%**

*On a comparable scope, exchange rate and trading day basis.

Sales in the second quarter of 2004 (May-July) by product

(IN € MILLION)	Reported			Comparable basis		
	Q2 04	Q2 03	%	Q2 04	Q2 03	%
Leather goods	233.7	203.7	+14.7%	233.7	188.7	+23.9%
Shoes	80.6	75.4	+7.0%	80.6	71.1	+13.5%
Ready-to-wear	80.8	73.8	+9.4%	80.8	69.9	+15.6%
Jewellery	31.8	34.0	-6.6%	31.8	32.5	-2.3%
Perfumes	84.6	80.9	+4.6%	84.6	78.0	+8.5%
Watches	51.5	43.0	+19.6%	51.5	42.5	+21.2%
Make-up	30.5	27.4	+11.0%	30.5	26.7	+13.9%
Skin Care	8.6	6.9	+23.5%	8.6	7.3	+16.7%
Others	38.9	38.4	+1.3%	38.9	36.3	+7.3%
Total	**641.0**	**583.7**	**+9.8%**	**641.0**	**553.0**	**+15.9%**

Sales in the second quarter of 2004 (May-July) by region

(IN € MILLION)	Reported			Comparable basis		
	Q2 04	Q2 03	%	Q2 04	Q2 03	%
Europe	269.8	239.3	+12.7%	269.8	237.1	+13.8%
US	137.0	129.2	+6.1%	137.0	116.1	+18.0%
Japan	108.0	112.0	-3.6%	108.0	101.4	+6.5%
Asia Pacific excl. Japan	102.3	82.0	+24.8%	102.3	78.3	+30.5%
Others	23.9	21.3	+12.6%	23.9	20.0	+19.6%
Total	**641.0**	**583.7**	**+9.8%**	**641.0**	**553.0**	**+15.9%**

Sales in the first half of 2004 (February-July) by division

(IN € MILLION)	Reported H1 04	Reported H1 03	Reported %	Comparable basis * H1 04	Comparable basis * H1 03	Comparable basis * %
Gucci Division	727.5	681.7	+6.7%	727.5	637.7	+14.1%
Yves Saint Laurent	79.8	68.4	+16.6%	79.8	66.2	+20.6%
YSL Beauté	269.1	256.8	+4.8%	269.1	248.5	+8.3%
Bottega Veneta	46.6	29.8	+56.3%	46.6	27.7	+68.0%
Others	112.9	114.0	-0.9%	112.9	111.3	+1.5%
Total	**1 236.0**	**1 150.7**	**+7.4%**	**1 236.0**	**1 091.4**	**+13.2%**

*On a comparable scope, exchange rate and trading day basis.

EBIT in the second quarter (May-July) and the first half of 2004 (February-July) by division

(IN € MILLION)	Reported Q2 04	Reported Q2 03	Reported %	Reported H1 04	Reported H1 03	Reported %
Gucci Division	102.9	87.6	+17.5%	166.1	152.4	+9.0%
Yves Saint Laurent	-14.9	-18.8	+20.8%	-38.0	-40.3	+5.7%
YSL Beauté	-4.8	-18.4	+73.7%	-16.5	-25.3	+34.7%
Bottega Veneta	-0.1	-2.9	+97.2%	-3.3	-9.4	+64.3%
Others	-18.1	-20.7	+12.7%	-41.4	-44.9	+7.6%
Total	**65.0**	**26.8**	**+142.9%**	**66.9**	**32.5**	**+105.4%**

EBIT / sales (%) by division

	Reported Q2 04	Reported Q2 03	Reported H1 04	Reported H1 03
Gucci Division	+26.2%	+24.2%	+22.8%	+22.4%
Yves Saint Laurent	-35.3%	-52.8%	-47.6%	-58.9%
YSL Beauté	-3.9%	-15.8%	-6.1%	-9.9%
Bottega Veneta	-0.3%	-19.4%	-7.2%	-31.4%
Others	-31.5%	-37.5%	-36.7%	-39.4%
Total	**+10.1%**	**+4.6%**	**+5.4%**	**+2.8%**

1. Attestation by the person responsible for the Reference Document

To the best of my knowledge, the information provided in the Reference Document filed with the *Autorité des Marchés Financiers* on March 16, 2004 is accurate as is the information contained in the enclosed update; it includes all the information required by investors to form an opinion on the assets, operations, financial position, results and outlook of Pinault-Printemps-Redoute. No information has been omitted that would be likely to alter an investor's opinion.

Paris, October 14, 2004

Chairman of the Management Board

Serge Weinberg

2. Auditors' opinion on the Reference Document and its update

As statutory auditors of Pinault-Printemps-Redoute S.A. (the Company) and as required by COB *(Commission des Opérations de Bourse)* Regulation No. 98-01, we have examined in accordance with French professional standards the information regarding the financial position and the historical financial statements included in the "reference document" filed with the AMF under registration number D.04-0264, and the enclosed update.

These documents are the responsibility of the Chairman of the Management Board of Pinault-Printemps-Redoute. We are required to express an opinion on the fairness of the information regarding the financial position and the financial statements contained therein.

We issued an opinion on the reference document dated March 16, 2004 in which we concluded that based on the procedures performed we had nothing to report with respect to the fairness of the information about the financial position and the financial statements contained in the reference document.

Our procedures, which were performed in accordance with French professional standards, required

- that we verify that no events subsequent to the date of our opinion referred to above, and not taken into account in the update, were likely to call into question the fairness of the information about the financial position and the financial statements contained in the reference document,
- that we assess the fairness of the information regarding the financial position and the financial statements presented in the update, verify that this information is consistent with the audited financial statements, read the other information contained in this update in order to identify any material inconsistencies in relation to the information regarding the financial position and the financial statements and report any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company as acquired during our engagement, bearing in mind that the reference document and update do not contain any forward looking information.

We have audited the annual and consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, prepared in accordance with French GAAP, as approved by the Management Board. Our audits were performed in accordance with auditing standards generally accepted in France and were certified free of qualifications.

In accordance with the provisions of Article L.225-235 of the *Code de Commerce* (French Commercial Code) which apply for the first time to this year, our reports on the 2003 annual and consolidated financial statements are supplemented with the justifications of our audit, including the valuation method used for goodwill and other intangible assets and the description of the commitment to purchase Gucci shares and the related currency hedge transactions in the consolidated financial statements and the valuation of long-term investments and the description of the commitment to purchase Gucci shares in the annual financial statements.

We performed a limited review in accordance with professional standards applicable in France of the consolidated table of activity and results presented in the form of interim financial statements for the period January 1, 2004 to June 30, 2004, prepared in accordance with French GAAP and under the responsibility of the Management Board. Our limited review report included an observation concerning a change in accounting practice described in Note 1 to the consolidated interim financial statements regarding the consolidation of certain entities and required by the provisions of CRC Regulation No. 2004-03 of May 4, 2004.

Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the financial statements contained in the reference document and the update.

Paris, October 14, 2004

The Auditors

KPMG AUDIT
Department of KPMG S.A.
Patrick-Hubert Petit

Deloitte Touche Tohmatsu

Amadou Raimi   Pascale Chastaing-Doblin

(Free translation of a French language original for convenience purpose only. Accounting principles and auditing standards and their application in practice vary among nations. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report of which a translation for convenience purpose only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

CONTACTS

RETAIL

PRINTEMPS
Laurence Danon
Chairman of the Management Board
102, rue de Provence
75009 Paris – France
Tel.: 00 33 1 42 82 50 00
www.printemps.com

REDCATS
Thierry Falque-Pierrotin
Chairman of the Management Board
5-7, rue du Delta
75009 Paris – France
Tel.: 00 33 1 56 92 98 00
www.redcats.com

CONFORAMA
Per Kaufmann
Chairman of the Management Board
80, boulevard du Mandinet
Lognes
77432 Marne-la-Vallée Cedex 2
France
Tel.: 00 33 1 60 95 28 00
www.conforama.fr

FNAC
Denis Olivennes
Chairman and CEO
67, boulevard du Général Leclerc
92612 Clichy Cedex – France
Tel.: 00 33 1 55 21 57 93
www.fnac.com

CFAO
Alain Viry
Chairman and CEO
18, rue Troyon
92316 Sèvres Cedex – France
Tel.: 00 33 1 46 23 56 56
www.cfaogroup.com

LUXURY GOODS

GUCCI GROUP N.V.
Robert Polet
Chairman and CEO
Rembrandt Tower
1 Amstelplein
1096 HA Amsterdam
Netherlands
Tel.: 00 31 20 46 21 700
www.guccigroup.com

BUSINESS-TO-BUSINESS

REXEL
Jean-Charles Pauze
Chairman and CEO
25, rue de Clichy
75009 Paris – France
Tel.: 00 33 1 42 85 85 00
www.rexelgroup.com

PINAULT-PRINTEMPS-REDOUTE

Serge Weinberg, Chairman of the Management Board and CEO

Thierry Falque-Pierrotin, General Manager of the Apparel and Livestyle Division

Thomas Kamm, Vice-President, Communications and Corporate Affairs

Philippe Klocanas, Vice-President, Planning and Corporate Development

Patrice Marteau, Corporate Secretary and CFO

Frédéric Obala, Vice-President, Strategy

Denis Olivennes, General Manager of the Leisure and Home Division

François Potier, Vice-President, Human Resources

Person responsible for Financial Communication
David Newhouse
Tel.: 00 33 1 45 64 63 28

Design: SEQUOI – Photos: Ambroise Tezenas, Marthe Klimas, J.B. Productions.

PINAULT
PRINTEMPS-REDOUTE

Communications Department – 10, avenue Hoche – 75381 Paris Cedex 08 – France
Tel.: 00 33 1 45 64 61 24 – Fax : 00 33 1 45 64 62 25 – www.pprgroup.com

Appendix C


Facts and Figures
PINAULT
PRINTEMPS-REDOUTE

€24.4 billion
in sales in 2003

More than
100,000
employees worldwide

Pinault-Printemps-Redoute reinvents itself

Pinault-Printemps-Redoute is one of Europe's leading companies in specialised distribution and the third largest luxury goods group in the world. Since 2002, Pinault-Printemps-Redoute has undertaken a strategic shift aimed at concentrating its business on a single customer, the individual, around its Retail and Luxury Goods businesses. Hence, the Group will be able to better meet the individual's needs in luxury goods, fashion, beauty care, home furnishings, culture and technology through world-class brands with high name recognition. This new profile will boost the Group's potential in terms of organic growth and profitability.

In 2003, Pinault-Printemps-Redoute posted sales of €24,361 million. It had a workforce of over 100,000 employees in over 65 countries.

KEY FIGURES

Sales
(in € million)


19,529
24,761
27,799
27,375
24,361
1999*
2000
2001
2002
2003

EBIT
(in € million)


1,479
1,887
1,978
1,827
1,297
1999*
2000
2001
2002
2003

Attributable net income
(in € million)


629
767
753
1,589
645
1999*
2000
2001
2002
2003

* 2000 accounting standards.

2003 sales by business activity


Retail
57.0 %
Rexel
27.3 %
Other
5.2 %
Luxury Goods
10.5 %

2003 sales by geographic area


Africa
5.4 %
Oceania
2.6 %
Asia
3.5 %
Americas
18.5 %
Europe
(excl. France)
24.7 %
France
45.3 %

2003 sales by product category


Other
11.9 %
Personal
accessories
26.1 %
Business-
to-Business
equipment
29.9 %
Household
equipment
32.1 %

« New PPR » : Retail and Luxury Goods

€16.4 billion
in sales for the « New PPR » in 2003

50 % of « New PPR » 2003 sales outside France

A Group on the move

The strategic shift initiated by Pinault-Printemps-Redoute in late 2002 has enabled the Group to refocus on the individual customer.

The impetus for this transformation came from the Group's decision to acquire 42 % of Gucci Group in 1999. Since 2002, the Group has withdrawn from business-to-business distribution with the disposals of Guilbert and Pinault Bois & Matériaux, and divested its Credit and Financial Services Division.
It has progressively increased its stake in Gucci Group in which it held 67.58 % of the share capital at the end of 2003.

Once the disposal of Rexel is complete, the « New PPR » will have a leaner, more coherent portfolio of businesses in Retail (Apparel and Lifestyle, Leisure and Household Goods, Specialised distribution in Africa and French overseas territories) and Luxury Goods.


snowboard surf textile
kitesurf wakeboard

2003 « New PPR » sales by activity


Other 0.5 %
CFAO 10.4 %
Luxury Goods 15.5 %
Leisure & Household Goods 41.2 %
Apparel & Lifestyle 32.4 %

LUXURY GOODS

The world's number three in luxury goods

A portfolio of iconic brands :

Gucci
Yves Saint Laurent
YSL Beauté
Sergio Rossi
Boucheron
Bottega Veneta
Bédat & Co
Alexander McQueen
Balenciaga
Stella McCartney

A leading player in the Luxury Goods sector



382 directly-operated stores*

€2,560 million in sales and a 9.3 % operating margin in 2003**

11,032 employees*



Gucci Group designs, manufactures and distributes high-quality luxury items in ready-to-wear and in leather goods, shoes, timepieces, jewellery, ties and scarves, eyewear, perfumes, cosmetics and skincare products.

2003 Gucci Group sales by company**


Boucheron 2.4 %
Bottega Veneta 2.6 %
Other brands 3.6 %
Sergio Rossi 3.2 %
YSL Beauté 23.7 %
Yves Saint Laurent 6.0 %
Gucci 58.5 %

* As at October 31, 2003.
** From November 1, 2002 to October 31, 2003.

GUCCI

187
directly-operated stores*

YVES SAINT LAURENT
YSL BEAUTE

58
directly-operated
Yves Saint Laurent stores*





Gucci

The flagship brand of Gucci Group, Gucci manufactures and distributes leather goods, ready-to-wear, shoes, ties and scarves, timepieces and jewellery. The brand's merchandise is produced almost exclusively in Italy, with the exception of its timepieces which are manufactured in Switzerland. Licensed Gucci distributors manufacture and distribute eyewear and perfumes.

€1,497 million in sales
and a 27 % operating margin in 2003**

80 % of total sales**
generated by leather goods and accessories

32 % of sales**
generated in Europe, 21 % in the United States, 27 % in Japan and 16 % in non-Japan Asia

* As at October 31, 2003.
** From November 1, 2002 to October 31, 2003.



Yves Saint Laurent

Yves Saint Laurent products include women's and men's ready-to-wear, leather goods and shoes sold under the Yves Saint Laurent Rive Gauche label. Its collections and products are essentially distributed through directly-operated and franchised stores. Yves Saint Laurent licenses the rights to manufacture and distribute certain products, including men's apparel, accessories and eyewear.

YSL Beauté

YSL Beauté manufactures and distributes fragrances and cosmetics for Yves Saint Laurent, toiletries for Roger & Gallet, and fragrances for Boucheron, Alexander McQueen and Stella McCartney as well as under license for Oscar de la Renta, Van Cleef & Arpels, Fendi and Ermenegildo Zegna. YSL Beauté is fully integrated, with manufacturing facilities in France and 17 distribution affiliates.


STELLA

BOUCHERON PARIS | BOTTEGA VENETA | BEDAT & Co GENEVE | BALENCIAGA

sergio rossi | ALEXANDER McQUEEN | STELLA McCARTNEY

137
directly-operated stores*



Boucheron

Boucheron manufactures fine jewellery, luxury timepieces and fragrances. It distributes its jewellery exclusively through directly-operated stores, including its flagship store on Place Vendôme in Paris.

Bottega Veneta

Bottega Veneta is a premier Italian leather goods house known for its signature woven leather items and use of artisan craftsmanship and fine materials. Its product offering includes handbags, small leather goods and luggage together with shoes, ready-to-wear and giftware.



Sergio Rossi

The combination of creative flair and technical expertise has made Sergio Rossi a reference in luxury footwear. Positioned at the top end of the women's luxury footwear segment, the Sergio Rossi range also extends to handbags and men's shoes.





Bédat & Co

Founded in 1996, Bédat & Co is a unique and contemporary brand of prestigious watches that allies quality with timeless value. Distributed primarily in the United States, Italy and Japan, Bédat & Co produces a limited range of luxury models.

Alexander McQueen

Stella McCartney



Balenciaga



These rising stars in the luxury fashion world are essentially focused on women's ready-to-wear and have begun to launch bespoke tailoring lines and exclusive fragrances and eyewear collections.

* As at October 31, 2003.

A European leader in Retail

• Leisure & Household Goods (Conforama, Fnac and Mobile Planet)

• Apparel and Lifestyle (Printemps, Redcats and Orcanta)

• CFAO : Specialised distribution in Africa and French overseas territories
• Kadéos : the Group's gift voucher activity

Recognised and respected brands


fnac
fnac
fnac
BEAU TEMPS
SUNNY WEATHER
24
COULEUR
PAPER FILM
POSES EXP.

More than **470** directly-operated stores worldwide

€13,903 million in sales and a 5.4 % operating margin in 2003

62,368 employees

44 % of total sales outside France

5.4 % of total sales generated on-line

2003 Retail division sales by company


Other
1 %
CFAO
12.4 %
Conforama
21.2 %
Fnac
27.4 %
Redcats
31.4 %
Printemps
6.6 %

Pinault-Printemps-Redoute's portfolio of market-leading businesses enjoy a strong brand image and are respected names in their retail categories, namely : fashion for Printemps, culture and technology for Fnac, furniture and home appliances for Conforama, apparel and textiles home shopping for La Redoute. The Group's retail companies are recognised by consumers for their expertise, quality and flair. PPR has succeeded in exporting its concepts and has become one of the world's most international retail groups.

PRINTEMPS

17 department stores :
5 in Paris and the Paris area and
12 in major cities throughout France

REDCATS

21 catalogues distributed
in 18 countries



The flagship Paris department store

Printemps, the undisputed shopping address for Fashion, Beauty and Home furnishings, offers an extensive product range and leading brands in Men's Fashions, Women's Fashions, Accessories, Lingerie, Beauty and Home Furnishings. The company is also developing its specialist subsidiaries : Madelios, an upscale department store for men, and the Made in Sport and Citadium sports stores.

€919 **million**
in sales in 2003

2.8 % operating
margin in 2003

4,946 employees

40.5 %
of total sales generated by
Printemps Haussmann

5.5 million
visitors per year

The world's number three in home shopping

Redcats has developed a portfolio of global brands operating in three distribution channels : catalogues, stores and e-commerce sites. As a multi-line retailer, its brand portfolio is centred around : La Redoute, the French leader in mail order ; Ellos, the Scandinavian number one ; and Empire, the number five in the United Kingdom. It also has high growth potential brands in product or customer categories, such as Brylane, the US number three in home shopping, as well as Cyrillus, Vertbaudet, Somewhere, Daxon, Edmée, Celaia and La Maison de Valérie in France. Redcats retails apparel as well as home furnishings and accessories.


LA REDOUTE

€4,365 **million**
in sales in 2003

5.1 % operating
margin in 2003

19,264 employees

14.1 % of total 2003
sales generated on-line

51 e-commerce websites



108 Fnac stores
including 41 outside France

The leading specialised retailer of cultural and leisure products

A unique concept, Fnac boasts an unrivalled product offering under one roof and across two categories: cultural products (books, music and ticket sales) and technology products (computers, TVs and hi-fis). The company's entire range is retailed through stores and the fnac.com website. The Fnac concept has also been extended to Fnac Eveil & Jeux, a brand combining stores aimed at children under the age of 12 and home shopping of toys and educational games, of which it is the French leader. Surcouf, the Parisian PC superstore, opened three new stores in France and launched the surcouf.com website.



€3,812 million
in sales in 2003

3.5 % operating
margin in 2003

15,710 employees

8 countries: France, Spain, Belgium, Portugal, Switzerland, Italy, Brazil and Taiwan

15 million customers
annually in France


Conforama

234 stores
including 50 outside France

The world's number two in household goods

Conforama has developed a unique concept which comprehensively meets consumer expectations. Its stores carry a massive range of household products, from classic and contemporary furniture and domestic appliances to electronics goods and home furnishings – all under one roof. As a value retailer, it offers consumers an extensive array of products, all immediately available for purchase, and organises regular sales promotions.

€2,948 million
in sales in 2003

7.5 % operating
margin in 2003

12,043 employees

8 countries: France, Italy, Switzerland, Spain, Portugal, Croatia, Poland and Luxembourg

7.1 million households
shopped at Conforama in 2003


Conforama
Conforama



Active in **29** African countries and 6 French overseas departments and territories


CFAO TECHNOLOGIES
Intégrateur de solutions
Vous avez une vision
pour votre entreprise...

A benchmark brand in Africa and the French overseas territories

CFAO is a leader in its core businesses – automobile and pharmaceutical distribution. Since 2002, CFAO has also been engaged in the distribution of new communications and information technology, with a specialised unit, CFAO Technologies. In each of its business areas, CFAO provides its customers, two-thirds of whom are individuals, with high-quality products and services meeting international standards.

€1,718 million in sales in 2003
9 % operating margin in 2003
9,892 employees
23 new countries or areas in ten years
26,400 new vehicles sold in 2003



1,700 outlets worldwide

World leader in distribution of electrical equipment

Rexel plays a crucial role in relations between manufacturers and professionals in the construction, maintenance and home improvement sectors. Its client base includes electricians, fitters, major accounts and SMEs operating in residential, industrial and services markets, to which Rexel offers services tailored to their needs. In addition to a comprehensive offering of installation equipment, lighting, air conditioning, security products, cables, ducts and piping, Rexel offers a segmented product ranged based on recognised brands, solutions and technical know-how.



€6,658 million in sales in 2003
3.7 % operating margin in 2003
22,140 employees
72 % of total sales generated outside France
More than **1.2** million product references

THE 6 ATTITUDES OF PPR GROUP

They define the management style of Pinault-Printemps-Redoute and inspire the Group's employees to examine their attitudes and find ways to go further.

Seeing Clearly

Speaking Honestly

Taking Ambition to the Highest Level

Having the Sense of Time

Mastering Complexity

Succeeding Together

CONTACTS

LUXURY GOODS

GUCCI GROUP N.V.
Rembrandt Tower
1 Amstelplein
1096 HA Amsterdam
The Netherlands
Tel : +31 20 46 21 700
www.guccigroup.com

BUSINESS-TO-BUSINESS

REXEL
25, rue de Clichy
75009 Paris – France
Tel : +33 1 42 85 85 00
www.rexelgroup.com

RETAIL

PRINTEMPS
102, rue de Provence
75009 Paris
France
Tel : +33 1 42 82 50 00
www.printemps.com

FNAC
67, boulevard du Général-Leclerc
92612 Clichy Cedex
France
Tel : +33 1 55 21 57 93
www.fnac.com

REDCATS
5/7, rue du Delta
75009 Paris
France
Tel : +33 1 56 92 98 00
www.redcats.com

CONFORAMA
80, boulevard du Mandinet
Lognes
77432 Marne-La-Vallée Cedex 2
France
Tel : +33 1 60 95 28 00
www.conforama.fr

CFAO
18, rue Troyon
92316 Sèvres Cedex
France
Tel : +33 1 46 23 56 56
www.cfaogroup.com

Pinault-Printemps-Redoute Communications Department • Photos : PPR, Ambroise Tezenas, Martin Klimas, J.B. Productions, Karamax, Lavelle, all rights reserved • Printing : IME • Design and Production : SEQUOIA

PINAULT
PRINTEMPS-REDOUTE

Communications Department – 10, avenue Hoche – 75381 Paris Cedex 08 – France
Tel : +33 1 45 64 61 24 – Fax : +33 1 45 64 60 24 – www.pprgroup.com

Appendix D

GUCCI

GUCCI GROUP

STELLA McCARTNEY APPOINTS CHIEF EXECUTIVE OFFICER

London, November 23, 2004 - The Stella McCartney luxury fashion business, a unit of Gucci Group, has announced today the appointment of Marco Bizzarri as its Chief Executive Officer, effective mid January 2005.

Marco Bizzarri, 42, joins Stella McCartney from Marithé & François Girbaud in Paris, where he has been General Manager. Previously, Marco worked for the Mandarina Duck group from 1993 to 2004, most recently as General Manager. Marco has been deeply involved in the brand's successful international growth, assuming broad management responsibilities and overseeing the company's 600 employees. Marco has also served as General Manager of Paris-based Didier Lamarthe, also part of the Mandarina Duck group. Prior to this, Marco advised mid-sized and start-up businesses in Italy on strategy, business and organizational issues as part of Arthur Andersen's strategy consulting team, after two years as an auditor. He is married with three children.

Stella McCartney commented: "I immediately warmed to Marco's personality and his sensitivity to the demands of building value for a fast-growing brand. Marco is going to be a great business partner for me and a visionary and entrepreneurial leader to take the brand to the next level."

Robert Polet, President and Chief Executive of Gucci Group, added: "Marco Bizzarri brings a wealth of entrepreneurial, strategic and operational talent together with a tremendous amount of energy. I am delighted that Marco is joining our Group and the Stella McCartney business. This brand has a totally credible business model and a promising future. I am totally confident that it will continue to go from strength to strength."

The Stella McCartney brand which started from concept in only mid-2001, already generates over €30 million in worldwide revenues for its joint shareholders Stella McCartney and Gucci Group. The brand's luxury ready-to-wear, accessories and fragrance products are available through its highly acclaimed flagship stores in London (Bruton St), New York (14th St) and Los Angeles (Beverly Boulevard) and through a network of around 180 luxury department and specialty stores in key cities worldwide. Stella, the brand's first fragrance and bodycare line, has proven to be a great success, both commercially and from an image perspective.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.

For media inquiries:
James Crampton/Roberta Governale
Brunswick Group LLP
+44 20 7404 5959

For investors/analysts inquiries:
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2456

Appendix E

PINAULT
PRINTEMPS-REDOUTE

PRESS RELEASE

Paris, November 30, 2004

DISPOSAL OF REXEL: PPR ENTERS INTO EXCLUSIVE NEGOTIATIONS WITH THE CONSORTIUM OF CLAYTON, DUBILIER & RICE, EURAZEO AND MERRILL LYNCH GLOBAL PRIVATE EQUITY ON ITS FIRM OFFER AT 38.50 EUROS PER SHARE

Pinault Printemps Redoute announced that it has received a firm offer from a consortium formed by Clayton, Dubilier & Rice, Eurazeo and Merrill Lynch Global Private Equity to acquire its stake in Rexel, the world leader in the distribution of electrical equipment. The consortium is offering EUR 38.50 per share, to be paid in cash. This offer includes a negotiation exclusivity and is conditional on the approval of the relevant regulatory authorities.

The offer gives Rexel an entreprise value (including debt and securitization) of EUR 3.7 billion for 100% of Rexel, representing a multiple of 15 times Rexel's 2003 operating profit.

Following this transaction, PPR's debt should be lowered by approximately EUR 3 billion pre-tax (a reduction in EUR 2.3 billion in consolidated financial debt and of EUR 750 million in securitization).

The offer is for the 73.45% of Rexel's outstanding share capital owned by PPR Group. Minority shareholders will be offered the same guaranteed price through a mandatory tender offer (« garantie de cours »).

It is also anticipated that Rexel's Board of Directors convene a General Shareholders' Meeting to decide on a return of cash to shareholders in the amount of approximately EUR 7.30 per share, or a total amount of approximately EUR 500 million, in which case the offering price would be reduced by a similar amount. Shareholders who tender their shares prior to the payment of the return of cash would receive 38.50 euros per share under the mandatory tender offer.

The planned transaction would mark the final stage in PPR's strategic disengagement from business-to-business activities decided in September 2002. Carried out within the timetable and under the conditions that were set out initially, the strategic shift would allow PPR to concentrate fully on the individual customer through its Retail and Luxury Goods activities and thus boost its potential in terms of organic growth and profitability.

Serge Weinberg, Chairman of the Management Board of Pinault Printemps Redoute, made the following statement : « The quality of Rexel's operations, management and staff are fully recognized by this offer. We intend to complete this transaction in the coming weeks. Rexel's buyers know its business well and will allow Rexel to pursue its development and consolidate its leadership. The sale of Rexel marks the final step in PPR's strategy of focusing on the individual customer and reinforcing our leading positions in retail and luxury goods. This transaction, carried out in the agreed timetable and in excellent conditions, would significantly improve our financial structure.»

***

Pinault-Printemps-Redoute S.A. *is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*

Rexel*, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical equipment and supplies, with a network of 1,700 sales outlets in 29 countries and 21,000 employees.*
Rexel share is listed on Euronext Paris (Code ISIN : FR0000125957)

CONTACTS

Media:	Thomas Kamm	+33-1 45 64 63 46
	Catherine Malek	+33-1 45 64 61 20
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

PINAULT
PRINTEMPS-REDOUTE

PRESS RELEASE

Paris, December 13, 2004

PPR SIGNS THE DEFINITIVE AGREEMENT FOR THE DISPOSAL OF REXEL WITH CLAYTON, DUBILIER & RICE, EURAZEO AND MERRILL LYNCH GLOBAL PRIVATE EQUITY

On Friday, December 10th, Pinault Printemps Redoute signed a definitive agreement with the consortium formed by Clayton, Dubilier & Rice, Eurazeo and Merrill Lynch Global Private Equity for the sale of its 73.45% stake in Rexel, the world leader in the distribution of electrical equipment.

The consortium's EUR 38.50 per share offer gives Rexel an enterprise value of EUR 3.7 billion for 100% of the company, representing a multiple of 15 times Rexel's 2003 operating profit. The consortium will offer Rexel's minority shareholders the same guaranteed price of EUR 38.50 per share through a mandatory tender offer (« garantie de cours »). A Rexel General Shareholders' meeting should be called shortly to approve distributing to shareholders a dividend of a maximum of EUR 500 million. For those shareholders who elect to transfer their shares after receiving this dividend, the sale price of their shares will be reduced by the amount of the dividend.

Following this transaction, PPR's debt will be reduced by approximately EUR 3 billion pre-tax (a reduction of EUR 2.3 billion in consolidated financial debt and of EUR 750 million in outstanding securitized receivables).

The transaction is subject to approval of various regulatory authorities.

With this transaction, PPR completes its strategic shift aimed at focusing the Group on the individual customer though its Retail and Luxury Goods activities. This disposal, completed within the scheduled timetable and under excellent terms, will significantly improve PPR's financial structure.

The closing of all relevant transactions should occur by the end of the first quarter of 2005.

***

Pinault-Printemps-Redoute S.A. *is a leading retail group in Europe through companies such as Printemps, Conforama, Redcats and Fnac, and is a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*

Rexel*, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical equipment and supplies, with a network of 1,700 sales outlets in 29 countries and 21,000 employees. Rexel shares are listed on Euronext Paris (Code ISIN : FR0000125957).*

CONTACTS

Media:	Thomas Kamm	+33-1 45 64 63 46
	Catherine Malek	+33-1 45 64 61 20
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

PRESS RELEASE

Paris, December 13, 2004

Rexel informs its shareholders that PPR signed a definitive agreement with Clayton, Dubilier and Rice, Eurazeo and Merrill Lynch Global Private Equity for the sale of its interest in Rexel

Pinault Printemps Redoute ("PPR") has announced that it has signed on Friday, December 10th a definitive agreement with the consortium formed by Clayton, Dubilier & Rice, Eurazeo and Merrill Lynch Global Private Equity for the sale of its 73.45% stake in Rexel, the world leader in the distribution of electrical equipment.

In accordance with French stock market regulation, the consortium will offer Rexel's minority shareholders the same guaranteed price of EUR 38.50 per share through a mandatory tender offer ("garantie de cours"). This procedure should take place during the first quarter of 2005, once required regulatory approvals have been obtained.

A Rexel General Shareholders' meeting should be called shortly to approve distributing to shareholders a dividend of a maximum of EUR 500 million. For those shareholders who would elect to transfer their shares after receiving this dividend, the sale price of their shares would be reduced by the amount of the dividend.

The transaction is subject to the approval of certain regulatory authorities, as mentioned above.

PPR indicated that the closing of all relevant transactions should occur by the end of the first quarter of 2005.

***

Rexel is the world leader in professional distribution of electrical equipment. Located in 29 countries with a network of 1,700 branches, the Group has 21,000 employees and posted sales of €6.658 billion in 2003. Rexel shares are listed on Euronext Paris (Code ISIN: FR0000125957).

Contacts

- Media : Claire-Valérie GUILLEN Tel : (33 1) 58 47 97 87

Email : claire-valerie.guillen@eurorscg.fr

Stéphanie RAYNAUD Tel : (33 1) 58 47 95 45

Email : stephanie.raynaud@eurorscg.fr

- Analysts/Investors :

Frédéric de CASTRO Tel : (33 1) 42 85 76 12

Email : fdecastro@rexel.fr

Site : http://www.rexel.com

Appendix H

PRESS RELEASE

Paris, December 14, 2004

Gucci Group to hold information meeting today

Gucci Group, the Luxury Goods division of PPR, is holding an information meeting today to present its plans and objectives.

The presentation is hosted by Robert Polet, President and CEO of Gucci Group.

The meeting, held in London, will start at 10:30 am GMT (11:30 am CET).

Slides of the presentation will be available on the PPR website (www.pprgroup.com) at the start of the meeting. An audio webcast of the presentation and question & answer session will also be available on the PPR website, in both live and replay formats.

In addition, the presentation can be accessed through a conference call (live dial-in +44 20 7365 8426 – no passcode required; replay dial-in +44 20 7365 8427 – passcode 27382929).

***

__Pinault-Printemps-Redoute S.A.__ is a leading retail group in Europe through companies such as Printemps, Conforama, Redcats and Fnac, and is a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.

CONTACTS

Media:	Thomas Kamm	+33-1 45 64 63 46
	Catherine Malek	+33-1 45 64 61 20
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

Appendix I

PINAULT
PRINTEMPS-REDOUTE

PRESS RELEASE

Paris, December 14, 2004

Robert Polet presents Gucci Group three-year strategy

At a meeting held in London earlier today, Robert Polet, President and CEO of Gucci Group, presented his management team's three-year strategy, six months after PPR acquired full ownership and operational control of the world's third largest Luxury Goods group.

Mr. Polet announced that he expected Gucci Group revenues over the coming three years to grow at a compound rate of at least 10% per annum on a constant currency basis, and EBITA, also at constant currency, to grow at an even faster pace.

Mr. Polet stated: "*In the coming three years, Gucci Group will build on its key strengths. We will continue to develop a multibrand group in which each brand is to play a specific role, starting with renewed focus on the core Gucci brand. We intend to double the size of the Gucci brand in seven years and improve significantly the performance of all the others brands. Gucci Group is extremely well positioned to exploit the great growth opportunities ahead in new markets as well as in product categories in which we have unmatched authority.*"

An audiocast of the meeting and the slides of the presentation are available on the PPR website at www.pprgroup.com.

***

Pinault-Printemps-Redoute S.A. *is a leading retail group in Europe through companies such as Printemps, Conforama, Redcats and Fnac, and is a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*

CONTACTS

Media:	Thomas Kamm	+33-1 45 64 63 46
	Catherine Malek	+33-1 45 64 61 20
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

Appendix J



CRÉDIT AGRICOLE S.A.

PINAULT PRINTEMPS-REDOUTE

Paris, 31 December 2004

PRESS RELEASE

ACQUISITION BY CREDIT AGRICOLE S.A. OF PPR'S REMAINING STAKE IN FINAREF

PPR and Credit Agricole S.A. announced today that they have signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at EUR 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

Crédit Agricole Contacts Group

Crédit Agricole S.A.

Press :	Alain Berry	+33 1 43 23 59 44
	Sébastien Audra	+33 1 43 23 37 51
Analysts/Investor :	Denis Kleiber	+33 1 43 23 26 78
	Claude Rosenfeld	+33 1 43 23 23 81

Finaref

Press :	Brigitte Cachon	+33 1 58 36 19 58

PPR Contacts

Press :	Thomas Kamm	+33 1 45 64 63 46
	Catherine Malek	+33 1 45 64 61 20
Analysts/Investor :	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Press Site :	www.pprlive.com	
Analysts/Investor Site :	www.ppr-finance.com	





GUCCI

GUCCI GROUP

VALERIE HERMANN APPOINTED CEO OF YVES SAINT LAURENT

Amsterdam, January 5, 2005 – Valérie Hermann has been appointed Chief Executive Officer of Yves Saint Laurent, the French fashion house owned by Gucci Group. She will join the company during the second quarter of 2005.

Mrs. Hermann, 41 years old, succeeds James McArthur, who has been interim CEO of Yves Saint Laurent since November. He assumed that position when Mark Lee was named President and Managing Director of the Gucci brand. Mr. McArthur remains as Executive Vice President of Gucci Group and Director of Strategy and Acquisitions, with direct oversight of the Stella McCartney, Alexander McQueen and Balenciaga brands.

Yves Saint Laurent will greatly benefit from Mrs. Hermann's broad experience of fashion and deep knowledge of ready-to-wear and merchandising. Mrs. Hermann, a graduate of French business school Ecole des Hautes Etudes Commerciales (HEC) joins Yves Saint Laurent from Christian Dior, where she has been head of women's ready-to-wear since 1999. Mrs. Hermann was also President of the John Galliano brand, with which she has been associated since 1996.

Robert Polet, President and Chief Executive Officer of Gucci Group, declared: "Valérie Hermann brings a great combination of fashion experience and business skills to Yves Saint Laurent and I'm delighted that she will be joining us. Over the past five years, Yves Saint Laurent has been reestablished as a high end luxury brand, has greatly developed its accessories lines to complement its core ready-to-wear and has built up a network of directly-operated stores in prime locations. Yves Saint Laurent has fantastic growth potential, and with Valérie Hermann as CEO and Stefano Pilati as Creative Director, we have a very strong management and design team to take the brand forward."

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.

For media inquiries:
Brunswick Group LLP
Simon Holberton
+44 797 498 2437
Katie Bell
+44 20 7404 5959

For investors/analysts inquiries:
Gucci Group N.V.
Enza Dominijanni
+39 055 7592 2456

■ **01/14/2005:Pinault-Printemps-Redoute**

Lorie Lichtlen is appointed Director of Media Relations for Pinault-Printemps-Redoute

Lorie Lichtlen has been appointed Director of Media Relations for Pinault-Printemps-Redoute (PPR) as of January 3, 2005. She oversees PPR's relations with the French and international business, financial and general interest media, as well as the Company's web site for journalists. She will also contribute to the international development of PPR's corporate communications.

Lorie Lichtlen replaces Juliette Psaume, who is leaving the Company. During the two and one-half years that Juliette headed the press office, she helped build relationships between PPR and the media with efficiency and professionalism.

Lorie Lichtlen reports to Thomas Kamm, PPR Director of Communications and Corporate Relations.

An American national based in France, Lorie Lichtlen spent the first seven years of her career in journalism, covering French and European news for The Wall Street Journal, Newsweek and Fairchild Publications. She then was in charge of international media relations at Euro Disney (1991 - 1994) and then banking group Paribas (1994 - 1997). After working as Editor of International Publications at Alcatel headquarters (1997 - 2000), Lorie joined corporate and financial communications firm Financial Dynamics (formerly Morgen Walke) in 2000, where she was until now Vice President and head of the Media Relations practice. She is 44 years old and holds a degree in International Relations from Sweet Briar College.

***

Pinault-Printemps-Redoute S.A. *is a leading retail group in Europe through companies such as Printemps, Conforama, Redcats and Fnac, and is a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*

CONTACTS

Media:
Lorie Lichtlen +33-1 45 64 65 06
Catherine Malek +33-1 45 64 61 20

Media website: www.pprlive.com

Appendix M

Transition to IFRS

January 17, 2005

Patrice Marteau, Corporate Secretary and CFO
Thierry Guibert, Head of Financial Control

Disclaimer

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, among others, risks relating to: governmental regulation affecting our businesses; competition; our ability to manage rapid changes in technology in the industries in which we compete; litigation risks; labor issues, unanticipated costs from acquisitions, dispositions and joint ventures) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward-looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward-looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

The AMF (Autorité des Marchés Financiers) recommends the utmost caution in the communication of information on IFRS.

The information presented in this document has been prepared in accordance with IFRS standards adopted thus far.

Uncertainty regarding the application procedures of certain standards and the interpretations being drafted by the IFRIC and regulatory bodies could have a significant impact on the accuracy of the restatements identified thus far.

Moreover, at the time of writing, the data presented in this document has not been audited and may be subject to change.

Agenda

→ General framework

→ IFRS standards applied to PPR

→ Conclusion

General framework

Patrice Marteau

Main objectives

➔ Provide clear, transparent information in response to questions on the implementation of IFRS

➔ Quantify the main impact of IFRS in a manner consistent with the recommendations of the "Autorité des Marchés Financiers" (AMF)

➔ Set schedule to ensure smooth transition to IFRS through 2005

Major principles

- ➔ "Substance over form"
- ➔ Introduction of the notion of "fair value" to certain balance sheet items
- ➔ Retroactive application of the standards in effect at January 1, 2005 to the opening balance sheet at January 1, 2004 except for IAS 32/39

Main objectives and impacts of IFRS

- ➔ Harmonisation of accounting principles on a European scale for all listed companies, starting January 1, 2005
- ➔ Long-term convergence towards a "worldwide" set of standards
- ➔ Improve comparability and disclosure over time, but break with historical data series

Limits of comparability

- ➔ Choices given to issuers at time of first adoption (IFRS 1)
- ➔ Difference of interpretation in the implementation of certain standards, particularly in the retail sector
  - ■ Property, plant and equipment (IAS 16)
  - ■ Revenue (IAS 18)
  - ■ Impairment of assets (IAS 36)

Impact on the PPR opening balance sheet at January 1, 2004

[illegible]	€ 8.6 bn
[illegible]	€ 1.3 bn *
[illegible]	€ 0.2 bn
[illegible]	€ 0.3 bn
[illegible]	[illegible]

* Including € 1.2 billion representing minority shareholders of Gucci Group at January 1, 2004, which will be eliminated at December 31, 2004 following successful completion of Gucci acquisition

Impact on the PPR opening balance sheet at January 1, 2004

[illegible]	€ 5.0 bn
[illegible]	€ -0.4 bn
[illegible]	€ 0.1 bn
[illegible]	N/S
[illegible]	€ 4.7 bn

* IAS 32/39 not applied at January 1, 2004

Impact on PPR's Income Statement on an ongoing basis

- ➔ No significant difference between existing Operating Income (under French standards) and current Operating Income under IFRS
- ➔ Modified financial charges* due to non-cash items related to the notion of Effective Interest Rate
- ➔ Goodwill no longer amortized

* As part of the application of IAS 32 / 39 as of January 1, 2005


Thierry Guibert

IFRS applied to PPR

→ Review of main standards

→ Presentation of financial statements (IAS 1)

Review of main standards

- ➔ IFRS 1 – First-time Adoption of International Financial Reporting Standards
- ➔ IFRS 3 – Business Combinations
- ➔ IFRS 5 – Non Current Assets Held for Sale and discontinued operations
- ➔ IAS 16 / 40 – Tangible Assets
- ➔ IAS 18 – Revenue
- ➔ IAS 19 – Employee Benefits
- ➔ IAS 36 – Impairment of Assets
- ➔ IAS 38 – Intangible Assets
- ➔ IAS 32 / 39 – Financial Instruments
- ➔ IAS 17 – Leases
- ➔ IFRS 2 – Share-based Payment
- ➔ IAS 12 – Income taxes

IFRS 1 – First-time adoption of international standards

- "Fair value" used selectively as deemed cost of certain items of property
- Employee benefits: recognition of actuarial gains and losses deducted from opening shareholders' equity
- Translation reserves reset to zero at January 1, 2004
- Financial instruments: adoption of IAS 32 and 39 at January 1, 2005

- Restatement of business combinations from January 1, 1999

IFRS 1 / IFRS 3 – Business combinations

➔ PPR's decision

- Restatement of business combinations from January 1, 1999, when PPR acquired Gucci Group

➔ Implementation and impacts on opening balance sheet

- Treatment of the acquisition of Gucci Group in accordance with IFRS 3 ➔ € 1.2 billion increase in minority interests (shareholders' equity)
- No goodwill amortisation since January 1, 1999
  ➔ € 0.1 billion increase in shareholders' equity (Group share)
- IFRS applied to all other acquisitions made since 1999
  ➔ insignificant impact

Treatment of Gucci Group at January 1, 2004



→ Method of partial revaluation

- Brand recorded at the value of percentage held by the Group

→ Application of total revaluation

and

→ Deferred tax liability recorded relating to the brand (IAS 12)

Gucci brand (€ [illegible] bn)	Minority interests (€ [illegible] bn)
Goodwill (€ [illegible] bn)	Deferred tax liability ([illegible])

* Nearly 100% being bought out following the bid

IFRS 1 – Exemption related to tangible assets

- Choice offered by the exemption
  - Selective use of “fair value” as deemed costs of items of property when preparing the opening balance sheet
- PPR’s decision:
  - Application of “fair value” only when preparing the opening balance sheet and specifically to the lands owned by Printemps
- Method:
  - Third party valuation expertise of the entire property portfolio of Printemps
- Main impacts on the Group:
  - € 0.2 billion increase in shareholders’ equity at January 1, 2004
  - No impact on future results

IFRS 1 – Other optional exemptions

→ Employee benefits

- Actuarial gains and losses existing at the transition date shall be recognized to shareholder's equity at January 1, 2004: decrease of less than € 0.1 billion

→ Translation reserves

- Translation reserves reset to zero at January 1, 2004

→ Date of application of IAS 32/39

- Adoption of IAS 32 and 39 at January 1, 2005

IFRS 1 – Treatment of Gucci Group

→ Subsidiary, existing user of IFRS

- Use of IFRS 1 exemption related to subsidiaries already reporting under IFRS
- Recognition of the assets and liabilities of Gucci Group at their IFRS value in the opening balance sheet as January 1, 2004

→ Improved readability of Group financial statements

→ Single measure of performance

IFRS 5 – Assets held for sale

➔ Consequences of the standard

- Special accounting treatment for assets held for sale

➔ Applied to PPR

- Classification of Rexel Group recorded at net book value under "assets held for sale" at January 1, 2004
- Presentation and disclosure of Rexel's assets and liabilities separately in the opening balance sheet under IFRS at January 1, 2004

IAS 16/40 – Tangible assets

➔ Consequences of the standards

- On an ongoing basis, either the fair value or cost method can be applied to property in use (IAS 16) and investment property (IAS 40)
- Use of the concept of residual value and a component-based approach to determine depreciation methods and useful lives

➔ Applied to PPR

- IAS 40 (investment property): no significant impact
- IAS 16 & 40 excluding the first-time adoption for Printemps lands:
  - Limited volatility of future results due to the choice of cost method
  - The review of useful lives should not significantly impact future results

IAS 18 – Revenue

➔ Consequences of the standard

- Definition different from the notion of sales
- Standard could be subject to a variety of interpretations among European distributors

➔ Applied to PPR

- Allowances received from suppliers: no impact
  - Treatment under French standards already in compliance with IAS
  - PPR records supplier rebates as a reduction in the cost of goods sold
- Loyalty programmes: no impact
  - Treatment under French standards already in compliance with IAS

IAS 18 – Revenue

➔ Applied to PPR

- Sales of warranty extensions: income from the sale of the warranty extensions spread over the warranty period
  - Impact of less than 0.1% on income from ordinary activities of Retail companies in 2004
  - No impact on operating income at a constant level of sale of warranty extensions
- "Corners / shops in the shops": review of all "concession" agreements to determine the role of Printemps
  - Principal ➔ sales are recorded under income from ordinary activities
  - Agent ➔ only commission received under concession is recorded under income from ordinary activities

IAS 19 – Employee benefits

➔ Consequences of the standard

- Identification, recognition and discounting of all benefits granted to employees

➔ Applied to PPR

- Valuation by independent actuaries of all significant plans
- Presentation of retirement costs into operating income and financial income (interest expense related to discounting)
- Decision yet to be taken on treatment of future actuarial differences on an ongoing basis
  - Future actuarial gains and losses deferral and amortization in the income statement

    or

  - Actuarial gains and losses recorded annually in specific component of shareholders' equity

IAS 36 – Impairment of assets

➔ Consequences of the standard

- To ensure that the net book value of cash-generating units (CGUs) is justified with regard to their recoverable value

➔ Applied to PPR

- Impairment tests run within the Group from 2002 financial year
- Gucci Group already applies IAS 36
- No significant impact on the opening balance sheet at January 1, 2004

IAS 38 – Intangible assets

➔ Consequences of the standard

- Different criteria for the recognition of intangible assets between IFRS and French standards

➔ Applied to PPR

- Deferred expenses do not qualify as assets under IFRS (store opening costs,…):
  - Impact on opening shareholders' equity of less than € -0.1 billion
  - No impact on future results at constant level of store openings
- Non amortisation of intangible assets with an indefinite life and implementation of impairment tests
- Reclassification to goodwill of intangible assets which do not qualify under IFRS criteria

IAS 32/39 – Financial instruments

→ Consequences of the standard

- Optional application in 2004
- All treasury stock recorded as a deduction from shareholders' equity
- Hybrid (convertible) instruments split into shareholders' equity/liability component parts
- Hedge accounting

→ Applied to PPR

- Applied by the Group as of January 1, 2005 without 2004 proforma
- Implementation of new systems and procedures as part of hedge accounting documentation

IAS 32/39 – Financial instruments

➔ PPR treasury stock

- Recorded as a deduction from shareholders' equity

Shareholders' equity	€ - 0.3 bn
Net financial debt	€ + 0.3 bn

➔ Split accounting of Océanes

- Océane 2001 – 2007: nominal amount of € 149.2 M
- Océane 2003 – 2008: nominal amount of € 1,079.5 M
- Separation of the debt and shareholders' equity component parts
- Increase in the effective interest rate and interest expense

Shareholders' equity	€ + 0.1 / € + 0.2 bn
Net financial debt	€ - 0.1 / € - 0.2 bn

Other standards

➔ IAS 17 – Leases

- No impact expected: the current accounting of finance leases (“crédit-bail”) in accordance with application of regulation 99-02 already complied with IAS

➔ IFRS 2 – Share-based payment

- Restatement of all plans issued after November 7, 2002
- No impact on opening shareholders’ equity at January 1, 2004
- Ongoing annual charge* estimated at € 2 million per plan

➔ IAS 12 – Income taxes

- Booking of deferred income taxes on all balance sheet differences
- No material impact on shareholders’ equity at January 1, 2004

* based on PPR stock options granted in 2003 and 2004

Presentation of financial statements: IAS 1

➔ Main concepts introduced by the standard

- Operating income (no exceptional result in IFRS)
- Current/non-current assets and liabilities on the balance sheet
- Continuing/discontinued operations

➔ CNC recommendation of October 27, 2004

- Introduction of the concept of current operating income (monitoring the long-term operating performance)
- Definition of gross/net financial debt
- Model for the cash flow statement and changes in consolidated shareholders' equity

➔ The Group will apply the CNC recommendation for the presentation of its financial statements

IAS 1 – Presentation of financial statements – P&L


Cost of sales
Personnel costs
Other operating income & expenses
Other operating income & expenses
Impairment of goodwill
Finance costs (net)
Tax
Share of the profit or loss of companies accounted for by the equity method
Discontinued operations
Minority interests
IAS 18 – impact of retail "concessions" and extension of warranties
New optional aggregate – level of operating performance which can be used to forecast ongoing performance
Major events that could affect the assessment of performance
New aggregate
IFRS 5 – income net of tax from discontinued operations or assets held for sale
Non amortisation of goodwill

IAS 1 – Presentation of financial statements – Cash flow statement



Cash flow before the cost of net indebtedness and taxes
Change in working capital requirement
Income taxes paid
Net flow from operating investments
Net flow from financial investments
Dividends paid
Capital Increase/Decrease
Increase/Decrease in financial debt and borrowings
Interest paid
Impact of treasury stock
Impact of currency translation
Modified aggregates

The reclassification of the cost of net indebtedness changes the level of operating free cash flow without any impact on net change in cash

Definition of Net Financial Debt

→ Net financial debt is defined in Note 1-2 b of the 2003 reference document

- Total gross debt
  - \- Customer loans
  - \- Cash, cash equivalents and marketable securities

→ Net financial debt will be defined as follows:

- Total gross debt
  - \- Customer loans
  - \- Derivatives (assets)
  - \+ Derivatives (liabilities)
  - \- Cash, cash equivalents and marketable securities
  - \+ Outstanding accrued interest

Patrice Marteau

Conclusion

→ At January 1, 2004: positive impact on consolidated shareholders' equity and net financial debt

→ On an ongoing basis, no impact on:

- strategy, business and the monitoring of operating performance
- cash and the generation of cash flow
- dividend payout

Transition to IFRS at PPR

→ Controlled implementation…

- Project coordinated by the finance team at head office
- Involvement of Statutory Auditors throughout process
- Use of external experts on specific topics
- Gradual involvement of all Group Executives and presentation to various governance bodies

Calendar of key events

Financial statements published under French standards

Reconciliation reports audited under French standards/IFRS on shareholders' equity and net financial debt at January 1 and December 31, 2004 as well as on net income for 2004

Published sales under IFRS with a 2004 comparison restated in IFRS

Consolidated financial statements published under IFRS in accordance with IAS 34 with a 2004 comparison restated in IFRS

Consolidated financial statements published under IFRS with a 2004 comparison restated in IFRS

Transition to IFRS

January 17, 2005

Appendices

List of standards

IFRS 1	– First-time Adoption of International Financial Reporting Standards
IFRS 2	– Share-based Payment
IFRS 3	– Business Combinations
IFRS 4	– Insurance Contracts
IFRS 5	– Non-current Assets Held for Sale and Discontinued Operations
IAS 1	– Presentation of Financial Statements
IAS 2	– Inventories
IAS 7	– Cash Flow Statements
IAS 8	– Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	– Events After the Balance Sheet Date
IAS 11	– Construction Contracts
IAS 12	– Income Taxes


Standards discussed during the presentation


Level of implementation complexity: Insignificant/limited/significant

List of standards

IAS 14	– Segment reporting
IAS 16	– Property, Plant and Equipment
IAS 17	– Leases
IAS 18	– Revenue
IAS 19	– Employee Benefits
IAS 20	– Accounting for Government Grants and Disclosure of Government Assistance
IAS 21	– The Effects of Changes in Foreign Exchange Rates
IAS 23	– Borrowing Costs
IAS 24	– Related Party Disclosures
IAS 26	– Accounting and Reporting by Retirement Benefit Plans
IAS 27	– Consolidated and Separate Financial Statements
IAS 28	– Investments in Associates
IAS 29	– Financial Reporting in Hyperinflationary Economies
IAS 30	– Disclosures in the Financial Statements of Banks and Similar Financial Institutions

List of standards

IAS 31	Investments in Joint Ventures	
IAS 32	Financial Instruments: Disclosure and Presentation	●
IAS 33	Earnings Per Share	
IAS 34	Interim Financial Reporting	
IAS 36	Impairment of Assets	●
IAS 37	Provisions, Contingent Liabilities and Contingent Assets	
IAS 38	Intangible Assets	●
IAS 39	Financial Instruments: Recognition and Measurement	●
IAS 40	Investment Property	●
IAS 41	Agriculture	

Upcoming events

➔ January 27, 2005

- Annual 2004 sales under French standards

➔ March 17, 2005

- Analysts' meeting: publication of consolidated financial statements under French standards

➔ April 28, 2005

- Q1 2005 sales under IFRS

➔ July 28, 2005

- H1 2005 sales under IFRS

➔ September 8, 2005

- Consolidated half-yearly financial statements under IFRS (with 2004 comparison restated in IFRS)

Appendix N

[Rexel]

19/01/2005
2004 sales

Sales for full year 2004 reached € 6,805 million, up 2.2% taking into account changes in the scope of consolidation for - € 90 million (- € 99 million related to the sale of Gardiner and + € 9 million related to the acquisition of Hi-Tech, AP Control and Robtec in Australia, Bestel in the Czech Republic and Braid in the USA) and the impact of negative exchange rate movements for € 149 million. The latter was due primarily to the depreciation of the U.S. and Canadian dollars against the euro. On a comparable structural, exchange rate and day-year basis, sales rose by 5.0%.

Rexel consolidated sales for the fourth quarter of 2004 totalled € 1,799 million, up 6% on a reported basis and up 7% on a comparable structure, exchange rate and trading day basis, over the same period of 2003.

The sales trend by geographic area, on a comparable structure, exchange rate and trading day basis, was as follows:

	Q4 2004 € million	Q4 2004 / Q4 2003 % change	FY 2004 € million	FY 2004 / FY 2003 % change
Europe	1,025	4.1 %	3,809	3.0 %
France	*519*	*3.9 %*	*1,942*	*3.4 %*
Rest of Europe	*506*	*4.3 %*	*1,867*	*2.7 %*
America	636	11.6 %	2,469	7.5 %
of which US	*412*	*10.7 %*	*1,653*	*8.2 %*
of which Canada	*208*	*13.8 %*	*752*	*6.3 %*
Asia-Pacific	138	9.5 %	527	8.5 %
TOTAL	**1799**	**7.0 %**	**6805**	**5.0 %**

Commenting on the 2004 sales performance, Jean-Charles Pauze, Rexel Chairman and CEO, noted:

« 2004's fourth quarter confirms our activity's progression. Our sales growth in Europe and in Asia-Pacific has stabilised at satisfactory levels and has increased in North America. The end of the year is also marked by the return of our development strategy through selective acquisitions".

By region, the key sales developments of 2004 were as follows : (On a comparable structure, exchange rate and trading day basis)

Europe:

• France : + 3.4%
In 2004, sales to contractors, accounting for approximately 65% of sales, increased by +5.8%, driven by small and national contractors. Industrial customers, who represent 14% of sales, saw a limited progression of 1.9%. Other clients, including commercial, saw limited or negative evolutions compared to 2003. Product families including building electrical equipment, climate control and cables, which together represent about 44% of Rexel France's business, achieved an 8.5% sales growth.

• Germany : - 1.3%
On a comparable number of branches, activity increased by 2.9% in 2004. The year was marked by a new organisation in five commercial regions and by the recruitment of industrial specialists. The residential and commercial markets remain difficult.

• United Kingdom : + 8.2%
The Senate network (+7.8%) is developing towards medium size contractors, while the Denmans network (+9.3%) pursues its good commercial performance with small contractors, in particular through its monthly catalogue « Connector ».

• Central Europe : + 11.2%
The continuation of important infrastructure works in this region explains the double digit figure growth in 2004. With the acquisition of Elvo at the end of the year, Rexel has become the leading player in the Czech Republic.

America :

• United States : + 8.2%
North Carolina, where Rexel is market leader, had a progression of 13.6% in 2004, followed by Florida (+12.6%) which benefits from a high level of activity related to residential construction. As Rexel achieves half of its sales in the USA in the industrial segment, the acceleration of investment in structures and equipment is a key factor of sales growth. The share of sales from inventory progressed from 62.4% in 2003 to 64.5% in 2004.

• Canada : + 6.3%
Ontario (40% of sales) saw flat sales evolution compared to 2003 because of a very rigorous winter and low growth in the construction activity. Quebec, Alberta and British Columbia, which together represent 41% of sales, saw a 12% to 13% growth because of a high activity level in each of the three industrial, commercial and residential markets.

Asia-Pacific :

• Australia : + 6.6%
Rexel is growing quicker than the market which suffers from a slowdown of the residential construction market in a context of increasing interest rates. The loyalty programs implemented in the first half of 2004 are showing good results.

• New Zealand : + 13.1%
Rexel gained market shares in New Zealand thanks to significant developments in its two generalist networks. Rexel is the world leader in professional distribution of electrical equipment.

Located in 29 countries with a network of 1,700 branches, the Group has 21,300 employees and posted sales of € 6.805 billion in 2004. Rexel shares are listed on Euronext Paris (Code ISIN: FR0000125957).

Contacts Press :
Claire-Valérie Guillen
Tel : (33 1) 58 47 97 87
Email : claire-valerie.guillen@eurorscg.fr
Analysts-investors :
Frédéric de CASTRO
Tel : (33 1) 42 85 76 12
Email : fdecastro@rexel.fr
Web : http://www.rexel.com

Appendix O

PPR

PRESS RELEASE

Paris, January 20, 2005

Pinault-Printemps-Redoute Becomes PPR and Adopts a New Logo

Pinault-Printemps-Redoute announced today that it plans to change its name to PPR and adopt a new logo. The move symbolizes PPR's new identity, following its strategic repositioning to focus on the individual consumer through two core businesses, Retail and Luxury Goods.

The name "PPR" underscores continuity while better corresponding to the Group's new profile (the previous name highlighted just some of its businesses) and international stature (the new name is simpler and can be pronounced in all languages).

The new logo encapsulates PPR's coherent mix of businesses and greater global reach following its strategic refocusing. PPR ranks among the leaders in its markets, through Retail brands such as Printemps, Fnac, Redcats, Conforama and CFAO, and the Luxury brands in Gucci Group, which include Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga.

Serge Weinberg, Chairman of PPR's Management Board, declared: *"The completion of our strategic shift is the appropriate moment to develop a corporate brand for PPR that is both respectful of our history and emblematic of our new profile. The bold and elegant new logo denotes PPR's strength, international reach and personality. It embodies the rich heritage of the brands and universes which compose the Group."*

Developed by creative agency Paris Venise Design, a unit of DDB, the logo incorporates elements from both of PPR's core businesses: the rectangular backdrop is traditional in the Retail sector while the rich red tone conveys a sense of Luxury. The letters touch, representing a link between those two worlds, as well as the unity of the Group.

Shareholders will be asked to approve the official name change at the Annual General Meeting, which takes place on May 19, 2005. The Group will begin using the new logo immediately in its corporate communications.

The new logo can be downloaded at www.pprgroup.com.

Serge Weinberg will host an informal press briefing to present the new logo today at 11:30 am CET at PPR Headquarters, 10 avenue Hoche, 75008 Paris

CONTACTS

Media:	Lorie Lichtlen	+33-1 45 64 65 06
	Catherine Malek	+33-1 45 64 61 20
Media website:	www.pprlive.com	
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Analyst/Investor website:	www.pprfinance.com	

Appendix P

01/21/2005:Gucci

Isabelle Guichot appointed Director of Business Development of Gucci Group

Amsterdam, January 21, 2005 - Isabelle Guichot has been appointed Director of Business Development of Gucci Group, reporting to Robert Polet, President and Chief Executive Officer. Her appointment takes effect in March.

Mrs. Guichot, 40 years old, joins Gucci Group from the Richemont SA luxury group, where she has worked in a number of senior executive positions for the past 19 years.

Mrs. Guichot brings to Gucci Group her vast experience of brand management and luxury retailing on an international scale. After graduating from Ecole des Hautes Etudes Commerciales (HEC), the French business school. Mrs. Guichot joined Cartier in Paris in 1986. She moved to Cartier Inc in New York where she was in charge of Management Information Systems from 1988 to 1989. Returning to Paris in 1989, Mrs. Guichot held senior executive positions at Cartier International, then, in 1996, was named Managing Director of Cartier France, in charge of all Cartier products and timepiece brands of Groupe Vendôme, which subsequently was renamed Groupe Richemont. Since 1999, Mrs. Guichot has been Chief Executive Officer of Van Cleef & Arpels, the prestigious jewelry brand. She has also been CEO of leather-goods maker Lancel since June 2004 after joining its Board in June 2003. Mrs. Guichot has been a member of the Board of Richemont SA since March 2003.

In her new role, Mrs. Guichot will work closely with Robert Polet and James McArthur, Executive Vice President and Director of Strategy and Acquisitions, in implementing Gucci Group's recently-formulated three-year plan.

Mrs. Guichot declared : « *I'm thrilled to join Gucci Group, one of the most dynamic, creative and diverse luxury groups in the world. Its extraordinary portfolio of complementary brands offers fantastic opportunities for professional and personal development in fashion and accessories.* »

Robert Polet added : « *I am absolutely delighted that Isabelle Guichot is joining Gucci Group and I'm looking forward to working closely with her. Her skills in managing and developing luxury brands, her deep knowledge of luxury retailing and the respect she commands in the industry will be great assets for Gucci Group.* »

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.

For media inquiries:
James Crampton/Roberta Governale
Brunswick Group LLP
+44 20 7404 5959

For investors/analysts inquiries:
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2205